As filed with the Securities and Exchange Commission on November 14, 2005.

Registration No. 333-128849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NTELOS Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	36-4573125 (I.R.S. Employer Identification Number)

401 Spring Lane, Suite 300

PO Box 1990

Waynesboro, Virginia 22980

Telephone: (540) 946-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael B. Moneymaker

Executive Vice President, Chief Financial Officer, Treasurer and Secretary

NTELOS Holdings Corp.

401 Spring Lane, Suite 300

P.O. Box 1990

Waynesboro, Virginia 22980

Telephone: (540) 946-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David M. Carter R. Mason Bayler, Jr. Hunton & Williams LLP Bank of America Plaza, Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 Telephone: (404) 888-4000	Geraldine A. Sinatra Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103-2793 Telephone: (215) 994-4000	Marc D. Jaffe Rachel W. Sheridan Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022-4834 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (3)
Common Stock, par value $0.01 per share	$230,000,000	$27,072.00

(1)	Includes shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Filing fees of $20,598 were previously paid to the SEC by wire transfer.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated November 14, 2005.

PROSPECTUS

                     Shares

NTELOS Holdings Corp.

Common Stock

We are offering                      shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to have our common stock listed for trading on The Nasdaq National Market under the symbol “NTLS.” We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

The underwriters have the option to purchase up to an additional                      shares of common stock at the initial public offering price less the underwriting discount, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2005.

LEHMAN BROTHERS	BEAR, STEARNS & CO. INC.

The date of this prospectus is                                     , 2005.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and the notes relating thereto included elsewhere in this prospectus.

We are a leading provider of wireless and wireline communications services to consumers and businesses in Virginia and West Virginia under the NTELOS brand name. We concentrate on providing services that we believe represent high growth opportunities for us. For the year ended December 31, 2004, we recognized operating revenues of $341.7 million, which represents a compound annual growth rate from 2001 to 2004 of approximately 15%. For the nine months ended September 30, 2005, we recognized operating revenues of $288.6 million, which represented an increase of 13% over the same period in 2004. For the nine months ended September 30, 2005, our wireless and wireline revenues accounted for approximately 72% and 28% of our total revenues, respectively.

Our wireless operations are composed of an NTELOS branded retail business and a wholesale business that we operate under an exclusive contract with Sprint Nextel Corp. We believe our regional focus and contiguous service area provide us with a differentiated competitive position relative to our primary competitors, all of whom are national providers. Our wireless revenues have experienced a 23% compound annual growth rate from 2001 to 2004. Our wireless operating income has grown from a loss of approximately $(80.2) million in 2001 to approximately $20.7 million in 2004, and for the nine months ended September 30, 2005, our wireless operating income was $24.5 million, an increase of $9.2 million, or approximately 61%, over the same period in 2004. We hold digital wireless personal communication services, or PCS, licenses to operate in 29 basic trading areas with a licensed population of 8.7 million, and we have deployed a network using code division multiple access technology, or CDMA, in 20 basic trading areas which currently cover a total population of 5.0 million potential subscribers. As of September 30, 2005, our wireless retail business had approximately 328,000 NTELOS branded subscribers, representing a 6.5% penetration of our total covered population. In 2004 we entered into a seven-year exclusive network agreement to be a wholesale provider of network services for Sprint Spectrum, the wireless subsidiary of Sprint Nextel. Under this agreement, which we refer to as the Strategic Network Alliance, we are the exclusive PCS network service provider through July 2011 to all Sprint Nextel wireless services offered to approximately 3 million people in our western Virginia and West Virginia service area, which we deliver over our third generation, one times radio transmission technology network, utilizing our own spectrum. For the nine months ended September 30, 2005, we realized wholesale revenues of $45.8 million, primarily related to the Strategic Network Alliance, representing an increase of 22% over the same period in 2004 when we provided similar services under a predecessor agreement to one of Sprint Nextel’s affiliate partners.

Founded in 1897, our wireline business and its predecessor organizations have consistently outperformed the service benchmarks set by the Virginia State Corporation Commission for telephone service. Our wireline incumbent local exchange carrier business is conducted through two subsidiaries that qualify as rural telephone companies under the Telecommunications Act of 1996. These two rural telephone company subsidiaries provide wireline communications services to residential and business customers in the western Virginia communities of Waynesboro, Covington, Clifton Forge and portions of Botetourt and Augusta Counties. In 1998, we began to leverage our wireline network infrastructure to offer competitive local exchange carrier communication services in Virginia and West Virginia outside of our rural telephone companies’ service areas. Our competitive local exchange carrier business markets and sells local, long distance, and high-speed data services almost exclusively to business customers, with residential service limited to bundled service offerings with DSL. We also own a 1,900 mile regional fiber-optic network which directly connects our networks with many of the largest markets in the mid-Atlantic region. As of September 30, 2005, we operated 47,224 rural telephone company telephone access lines and 13,157 broadband access connections in our markets, and we had completed the investment required to offer DSL services in 90% of our service area. Our rural telephone company subsidiaries experienced a net loss of 1,072 access lines in the nine months ended September 30, 2005, or 2.2% of our access lines served in 2004, and a net loss of 1,824 access lines in 2004, or 3.8% of our access lines served in 2003. In 2004 and for the nine months ended September 30, 2005, our pro forma wireline operating income margins were 32.7% and 31.6%, respectively.

Competitive Strengths

Our wireless business is positioned for continued growth.    We are the only wireless operator focused primarily on Virginia and West Virginia. We maintain a broad physical retail sales presence in our operating region, which currently includes 70 point-of-sale locations, significantly more than any other wireless provider in our operating region. We believe our commitment to maintaining a local presence in the markets we serve has allowed us to deliver outstanding customer service and further reinforces our “hometown” brand image. We believe our current market position, retail distribution presence and product offerings will allow us to successfully increase our market penetration and aggressively grow our subscriber base in the future.

We have an attractive regional wireless coverage area.    Our contiguous wireless service area includes substantial portions of Virginia and West Virginia as well as portions of Kentucky, Tennessee, Ohio and North Carolina. We believe this large regional coverage area and our attractive national reciprocal roaming rates allow us successfully to address the mobile communications needs of the potential customers within our service area. We have extensive network coverage of interstates and major highways in our region, allowing us to provide a high quality customer experience and generate increasing usage from Sprint Nextel subscribers in the Strategic Network Alliance service area.

We have a long term Strategic Network Alliance with Sprint Nextel.    We are the exclusive PCS network service provider through July 2011 for all Sprint Nextel wireless services delivered in the Strategic Network Alliance service area. This arrangement has provided our wireless operations with an attractive wholesale revenue stream and has generated significant growth. The Strategic Network Alliance permits our NTELOS branded customers to access Sprint Nextel’s national wireless network and long distance termination services at favorable rates and allows us to offer our own NTELOS branded national rate plans on a more competitive and more profitable basis.

We have a well-established and financially strong regional wireline business that generates substantial and stable cash flows.    Our local telephone companies have over 100 years of market presence in the local rural communities in which they operate. Our local telephone network serves as a platform from which we have launched additional wireline businesses, including competitive local exchange carrier, internet and wholesale network services. In 2004 and for the nine months ended September 30, 2005, our pro forma wireline operating income margins were 32.7% and 31.6%, respectively.

We leverage our brand, network and backoffice across multiple products.    We operate a broad collection of network assets, including seven switching sites, 1,900 miles of fiber optic cable, and 864 wireless cell sites, which allows us to maximize efficiency across our wireless and wireline operations. Our backoffice infrastructure and services are flexible and scalable for future growth and allow us to benefit from greater scale efficiency than would otherwise be the case for a stand-alone wireless or wireline operator.

We have an experienced management team.    Our executive officers average more than 20 years of experience in the telecommunications industry. A majority of these officers have been with us for over 10 years. Our management team has extensive experience operating our business and has communications industry relationships which provide us with a competitive advantage.

Business Strategy

Our fundamental business goal is to increase shareholder value. We seek to do so by continuing to deliver rapid, sustainable growth in operating revenues and operating income. We plan to achieve our goal by capitalizing on our competitive strengths and focusing on the following strategic objectives:

•	Growing our NTELOS branded retail wireless operations by further expanding network coverage and delivering new products and services that increase subscriber penetration and profitability per subscriber;

•	Continuing our close cooperation with Sprint Nextel to facilitate greater usage of our network through our Strategic Network Alliance;

•	Realizing the cash flow benefits from previous capital investments in our wireline operations and network assets; and

•	Continuing to leverage our network and backoffice functions by further increasing our customer penetration and usage within our markets.

Floating Rate Senior Notes Offering

On October 17, 2005, we issued $135 million in aggregate principal amount of Floating Rate Senior Notes due 2013, which we refer to herein as the Floating Rate Notes. On the same day, we paid approximately $125 million of the net proceeds from the Floating Rate Notes as a dividend to the holders of our Class L common stock. As of September 30, 2005, our total outstanding debt on a consolidated basis, including capital lease obligations and taking into account the issuance of the Floating Rates Notes, would have been approximately $762.7 million. We expect to repay the Floating Rate Notes with approximately $143.8 million from the proceeds of this offering, resulting in a pro forma debt of $629.1 million following this repayment. See “Description of Certain Debt—Floating Rate Notes.”

Our acquisition of NTELOS Inc.

We were formed by Citigroup Venture Capital Equity Partners, L.P., or CVC, and certain of its affiliates, collectively referred to herein as the CVC Entities, and Quadrangle Capital Partners LP, or Quadrangle, and certain of its affiliates, collectively referred to herein as the Quadrangle Entities for the purpose of acquiring NTELOS Inc. On January 18, 2005, we entered into a transaction agreement with NTELOS Inc. pursuant to which the CVC Entities and the Quadrangle Entities acquired control of NTELOS Inc. The transaction was completed on May 2, 2005. In connection with our acquisition, we assumed approximately $625.7 million of debt. Upon completion of this offering, the CVC Entities and the Quadrangle Entities will beneficially own approximately              shares of our common stock, or         % of our outstanding common stock. If the underwriters’ over-allotment is exercised in full, these entities will beneficially own approximately         % of our outstanding common stock. In addition, six of the eight directors that will serve on our board of directors immediately following this offering will be representatives of CVC and Quadrangle. We will use approximately $13.1 million of the proceeds of this offering to terminate our advisory agreements with the CVC Entities and the Quadrangle Entities.

2003 Reorganization of NTELOS Inc.

NTELOS Inc. filed for Chapter 11 bankruptcy in March 2003. At December 31, 2002, the carrying amount of NTELOS Inc.’s total outstanding debt was $642.7 million. As part of its reorganization, $357.2 million (face amount of $375.0 million) of NTELOS Inc.’s debt was converted to equity. NTELOS Inc. emerged from bankruptcy in September 2003 with $318.2 million of debt outstanding.

Additional Information

Our principal executive offices are located at 401 Spring Lane, Suite 300, Waynesboro, Virginia 22980. The telephone number for our principal executive offices is (540) 946-3500. Our internet address is www.NTELOS.com. This internet address is provided for informational purposes only, and the information at this internet address is not a part of this offering memorandum.

The Offering

Common stock offered by us	shares.

Total common stock outstanding after this offering	shares of common stock and shares of Class B common stock.

Use of proceeds

We will receive net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and other estimated expenses, of approximately $185.0 million (or $213.0 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds that we will receive in this offering as follows:

•	approximately $13.1 million to terminate the advisory agreements with the CVC Entities and the Quadrangle Entities;

•	approximately $143.8 million to repay the Floating Rate Notes in full (including unpaid accrued interest of $8.8 million) on April 15, 2006; and

•	the remainder of approximately $28.1 million for general corporate purposes.

In the event the underwriters exercise their over-allotment option, we expect to use the net proceeds therefrom to pay a dividend during the first six months of fiscal 2006 of up to $30 million on our Class B common stock, which will be issued to the former holders of our Class L and Class A common stock.

See “Use of Proceeds” and “Certain Relationships and Related Transactions.”

Dividend policy

We do not anticipate paying any periodic dividends on our common stock in the foreseeable future. Holders of our Class B common stock are entitled to payment of a $30 million distribution preference prior to the payment of any dividends on our common stock. See “Dividend Policy” and “Description of Capital Stock.”

Voting rights	The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders.

Proposed Nasdaq National Market symbol	“NTLS.”

Certain relationships and related transactions

Please read “Certain Relationships and Related Transactions” for a discussion of business relationships between us and related parties and “Underwriting” for a discussion of business relationships between us and the underwriters.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Except as otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes shares reserved for future issuance under our equity incentive plan, our director option plan and our employee stock purchase plan. See “Management—Benefit Plans.”

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

We were formed in January 2005 by the CVC Entities and the Quadrangle Entities for the purpose of acquiring NTELOS Inc. We entered into an agreement to acquire NTELOS Inc. in January 2005. In accordance with this agreement, we acquired 24.9% of the NTELOS Inc. common stock on February 24, 2005, and we completed our acquisition of NTELOS Inc. on May 2, 2005. NTELOS Inc. filed a Chapter 11 bankruptcy proceeding in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division on March 4, 2003. The plan of reorganization for NTELOS Inc. became effective on September 9, 2003. We refer to NTELOS Inc. prior to its reorganization as the predecessor company and following the reorganization through May 1, 2005 as the predecessor reorganized company.

The summary historical financial and operating data for the predecessor company for the year ended December 31, 2002, has been derived from the audited consolidated financial statements and related notes thereto of the predecessor company included elsewhere in this prospectus. The summary historical financial and operating data for NTELOS Inc. for the year ended December 31, 2003, has been derived from the audited consolidated financial statements and related notes thereto of the predecessor company for the period from January 1, 2003 through September 9, 2003, and the audited consolidated financial statements and related notes thereto of the predecessor reorganized company for the period from September 10, 2003 through December 31, 2003, included elsewhere in the prospectus. The summary historical financial and operating data for NTELOS Inc. for the year ended December 31, 2004, has been derived from the audited consolidated financial statements and related notes thereto of the predecessor reorganized company included elsewhere in this prospectus. The summary historical financial and operating data for NTELOS Holdings Corp. for the period from January 14, 2005 through September 30, 2005, has been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

The summary unaudited pro forma financial and operating data for NTELOS Holdings Corp. as of and for the nine months ended September 30, 2005 and the year ended December 31, 2004, have been prepared to give pro forma effect to the following, as if they had occurred on January 1, 2004:

•	our acquisition of NTELOS Inc. in 2005 and the refinancing of our credit facilities;

•	our conversion from a limited liability company to a corporation;

•	our issuance of $135 million of Floating Rate Notes in October 2005 and the application of approximately $125 million of the proceeds therefrom to pay a dividend to the holders of our Class L common stock; and

•	the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the application of such net proceeds as described under “Use of Proceeds.”

The summary unaudited pro forma financial and operating data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above for which we are giving pro forma effect actually been completed on the dates or for the periods indicated. The summary unaudited pro forma financial and operating data are also not necessarily indicative of the results to be expected for the full year or any future period. The summary unaudited pro forma financial and operating data do not purport to predict balance sheet data, results of operations, cash flows or other data as of any future date or for any future period. A number of factors may affect our actual results. See “Risk Factors.”

The following information is qualified by reference to and should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical and Pro Forma Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Summary Historical and Pro Forma Consolidated Financial and Operating Data

	Historical NTELOS Inc.			Historical NTELOS Holdings Corp.	Pro Forma NTELOS Holdings Corp.
	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	January 14, 2005 (inception) through September 30, 2005(1)	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
Statement of Operations Data:	(dollars in thousands)

Operating revenues:
Wireless communications	$171,495	$199,535	$234,682	$117,328	$234,682		$207,154
Wireline communications	98,220	103,537	105,251	45,280	105,251		80,788
Other communications services	9,151	4,882	1,769	346	1,769		689

	$278,866	$307,954	$341,702	$162,954	$341,702		$288,631

Operating expenses:
Cost of wireless sales (exclusive of items shown below)	$48,868	$46,949	$47,802	$24,224	$47,802		$42,927
Maintenance and support	64,408	60,840	62,929	27,539	62,929		48,623
Depreciation and amortization	82,924	70,084	65,175	37,149	78,371		66,091
Gain on sale of assets	(8,472)	—	—	—	—		(8,742)
Asset impairment charges	402,880	545	—	—	—		—
Accretion of asset retirement obligation	—	662	680	316	680		568
Customer operations	82,146	88,274	82,812	36,954	82,812		66,224
Corporate operations	17,914	24,614	26,942	12,360	26,942		19,789
Capital and operational restructuring charges	4,285	2,427	798	179	798		15,582

	$694,953	$294,395	$287,138	$138,721	$300,334		$251,062

Operating income (loss)	(416,087)	13,559	54,564	24,233	41,368		37,569

Other income (expenses):
Equity loss from investee	—	—	—	(1,213)	—		—
Interest expense, net	(78,351)	(32,437)	(15,740)	(15,127)	(56,250)		(30,915)
Other income (expenses)	(1,454)	332	374	355	374		625
Reorganization items	—	168,891	81	—	81		—

	(495,892)	150,345	39,279	8,248	(14,427)		7,279
Income tax expense (benefit)	(6,464)	964	1,001	4,119	1,001		8,302

	(489,428)	149,381	38,278	4,129	(15,428)		(1,023)

Minority interests in (income) losses of subsidiaries	481	69	34	(43)	34		(30)

Income (loss) before cumulative effect of an accounting change	(488,947)	149,450	38,312	4,086	(15,394)		(1,053)
Cumulative effect of an accounting change	—	(2,754)	—	—	—		—

Net (loss) income	$(488,947)	$146,696	$38,312	$4,086	$(15,394)		$(1,053)

Net (loss) income per common share—
Basic						$
Diluted						$
Weighted average common shares outstanding—
Basic						$
Diluted						$
Other data—consolidated:
Capital expenditures	$73,164	$58,520	$60,074	$40,409	$60,074		$60,508
Other data—wireless communications:
Operating income (loss)	$(410,177)	$(14,789)	$20,722	$12,371	$12,323		$22,012
Depreciation and amortization	61,141	47,556	44,557	25,696	52,956		45,028
Gain on sale of assets	(3,076)	—	—	—	—		—
Asset impairment charges	366,950	—	—	—	—		—
Accretion of asset retirement obligation	—	610	605	311	605		542
Capital expenditures	$49,330	$37,098	$35,764	$27,273	$35,764		$39,548
Wholesale revenues	$33,886	$32,916	$51,581	$25,703	$51,581		$45,768
Total subscribers at period end		286,368	302,155	328,035	302,155		328,035
Other data—wireline communications:
Operating income	$11,073	$37,436	$38,771	$14,378	$34,385		$25,531
Depreciation and amortization	18,338	20,783	19,979	11,283	24,365		20,261
Gain on sale of assets	—	—	—	—	—		—
Asset impairment charges	20,900	—	—	—	—		—
Accretion of asset retirement obligation	—	52	49	24	49		41
Capital expenditures	$20,575	$17,061	$18,551	$9,821	$18,551		$15,100
Total access lines		89,553	90,442	91,752	90,442		91,752
DSL/Broadband connection		7,488	10,648	13,157	10,648		13,157

	NTELOS Holdings Corp. As of September 30, 2005
	Actual	Pro Forma
	(in thousands)
Balance Sheet Data:

Cash and cash equivalents	$16,260	$46,882
Property and equipment, net	$349,737	$349,737
Total assets	$875,507	$906,129
Total debt and convertible notes	$629,083	$629,083
Total stockholders’ equity	$129,897	$160,519

(1)	Operating data represents activity reported since consummation of our acquisition of NTELOS Inc. on May 2, 2005.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors set forth below, as well as the other information set forth elsewhere in this prospectus, before purchasing the common stock offered hereby. Our business, financial condition or results of operations could be materially adversely affected by any or all of these risks.

Risks Relating to Our Business

Our substantial leverage could adversely affect our financial health.

We are highly leveraged. As of September 30, 2005, our total outstanding debt on a consolidated basis, including capital lease obligations and taking into account the issuance of our Floating Rate Notes in October 2005, is approximately $762.7 million. We expect to repay the Floating Rate Notes with approximately $143.8 million from the proceeds of this offering, resulting in a pro forma debt of $629.1 million following this repayment. Our substantial indebtedness could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increasing our vulnerability to adverse economic and industry conditions by making it more difficult for us to react quickly to changing conditions;

•	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of any cash flows from operations to service our debt, which reduces the funds available for operations and future business opportunities;

•	potentially making us more highly leveraged than our competitors, which could potentially decrease our ability to compete in our industry;

•	exposing us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

•	limiting our flexibility in planning for, or reacting to, changes in our business, and the industry in which we operate.

The ability to make payments on our debt will depend upon our subsidiaries’ future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flows from our subsidiaries operating activities are insufficient to service our debt obligations, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. The indenture governing the Floating Rate Notes and the NTELOS Inc. senior secured credit facilities limit our or our subsidiaries’ ability to take several of these actions. Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of the securities offered hereby and our ability to repay our obligations under our indebtedness.

The terms of our Floating Rate Notes impose operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

The indenture governing our Floating Rate Notes imposes operating and financial restrictions on us. These restrictions generally contain limitations on our ability to:

•	incur additional indebtedness;

•	subordinate indebtedness to other indebtedness unless such subordinated indebtedness is also subordinated to the Floating Rate Notes;

•	pay dividends or make other distributions or repurchase or redeem our stock or subordinated indebtedness;

•	make certain investments;

•	create liens;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

We cannot assure you that those covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of our Floating Rate Notes. If a default occurred, our indebtedness under these Floating Rate Notes, together with the accrued interest and other fees, could be declared immediately due and payable. See “Description of Certain Debt—Floating Rate Senior Notes” for more information.

The NTELOS Inc. senior secured credit facilities impose operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

The NTELOS Inc. senior secured credit facilities impose operating and financial restrictions on our subsidiaries. These restrictions generally:

•	restrict our subsidiaries’ ability to incur additional indebtedness;

•	restrict our subsidiaries from entering into transactions with affiliates;

•	restrict our subsidiaries’ ability to consolidate, merge or sell all or substantially all of their assets;

•	impose financial covenants relating to the business of our subsidiaries, including leverage and interest coverage ratios;

•	require our subsidiaries to use specified amounts of excess cash flow to repay indebtedness if our leverage ratio reaches specified levels;

•	restrict our subsidiaries’ ability to grant dividends; and

•	restrict our subsidiaries’ ability to make capital expenditures.

We cannot assure you that those covenants will not adversely affect our ability to pay dividends, finance our future operations or capital needs or pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the NTELOS Inc. senior secured credit facilities. If a default occurs, our indebtedness under the NTELOS Inc. senior secured credit facilities could be declared immediately due and payable. As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our indebtedness, at or prior to maturity, or enter into additional agreements for senior indebtedness. See “Description of Certain Debt—NTELOS Inc. Senior Secured Credit Facilities” for additional information.

We will require a significant amount of cash, which may not be available to us, to service our debt and fund our other liquidity needs.

We expect our aggregate capital expenditures for 2005 to be approximately $91 million and are budgeting capital expenditures for 2006 of approximately $85 million. Based on our total debt outstanding as of September 30, 2005 of $762.7 million, which includes capital lease obligations, $5.8 million for the repurchase of the 10% Notes from the proceeds of an anticipated tax refund and asset sale (which we anticipate repaying by December 31, 2005), and the issuance of our Floating Rate Notes in October 2005 (which we anticipate repaying in April 2006 with the proceeds of this offering), we expect payments on our outstanding indebtedness (not including the payment of approximately $143.8 million from the proceeds of this offering, including unpaid accrued interest of $8.8 million, to retire the Floating Rate Notes in April 2006) to be approximately $4.5 million in 2006. Our ability to make payments on, or to refinance or repay, our debt, fund planned capital expenditures and expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us under the indenture governing our Floating Rate Notes or the NTELOS Inc. senior secured credit facilities or otherwise, in an amount sufficient to enable us to pay our debt or fund our other liquidity needs. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our indebtedness. We may not be able to refinance any of our debt under such circumstances, on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including, sales of certain assets to meet our debt service requirements, sales of equity and negotiations with our lenders to restructure the applicable debt.

The indenture governing our Floating Rate Notes and NTELOS Inc.’s senior secured credit facilities could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business could be adversely affected.

The telecommunications industry is generally characterized by rapid development, introduction of new technologies, substantial regulatory changes and intense competition, any of which could cause us to suffer price reductions, customer losses, reduced operating margins and/or loss of market share.

The telecommunications industry has been, and we believe will continue to be, characterized by several trends, including the following:

•	rapid development and introduction of new technologies and services, such as voice-over-internet protocol, or VoIP, push-to-talk services, or “push-to-talk,” location based services such as GPS mapping technology and high speed data services, including streaming video, mobile gaming and other applications;

•	substantial regulatory change due to the continuing implementation of the Telecommunications Act of 1996, which amended the Communications Act of 1934, as amended, which included changes designed to stimulate competition for both local and long distance telecommunications services;

•	increased competition within established markets from current and new market entrants that may provide competing or alternative services;

•	an increase in mergers and strategic alliances that allow one telecommunications provider to offer increased services or access to wider geographic markets; and

•	the blurring of traditional dividing lines between, and the bundling of, different services, such as local telephone, long distance, wireless, video, data and internet services.

We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. Some or all of these risks may cause us to have to spend significantly more in capital expenditures than we currently anticipate in order to keep existing, and attract new, customers. Many of our voice and data competitors, such as cable providers, wireless service providers, internet access providers and long distance carriers have brand recognition and financial, personnel, marketing and other resources that are significantly greater than ours. In addition, due to consolidation and strategic alliances within the telecommunications industry, we cannot predict the number of competitors that will emerge, especially as a result of existing or new federal and state regulatory or legislative actions. Such increased competition from existing and new entities could lead to price reductions, loss of customers, reduced operating margins and/or loss of market share.

As competition develops and technology evolves, and as a result of the FCC’s continuing implementation of the Telecommunications Act, the FCC, federal and state regulation of the telecommunications industry is changing rapidly. We anticipate that this state of regulatory flux will persist in the future, as the FCC and state regulators respond to competitive, technological, and legislative developments by modifying their existing regulations or adopting new ones.

Taken together or individually, new or changed regulatory requirements affecting any or all of the wireless, local, and long distance industries may harm our business and restrict the manner in which we operate our business. The enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon our business, results of operations and financial condition. We cannot assure you that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative or judicial initiatives relating to the communications industry, would not have a material adverse effect on our business, results of operations and financial condition. In addition, pending congressional legislative efforts to reform the Communications Act may cause major industry and regulatory changes that are difficult to predict.

Wireless Telecommunications

We face substantial competition in the wireless telecommunications industry generally from competitors with substantially greater resources than we have that may be able to offer new technologies, services covering a broader geographical area and lower prices, which could decrease our profitability and cause prices for our services to continue to decline in the future.

We operate in an increasingly competitive environment. Our wireless business faces intense competition from other wireless providers, including Verizon Wireless, ALLTEL, Cellular One, T-Mobile, Cingular Wireless, U.S. Cellular and Sprint Nextel (including its affiliates and resellers, such as Virgin Mobile USA). Competition for customers is based principally upon services and features offered, system coverage, technical quality of the wireless system, price, customer service and network capacity. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

Many of our competitors are, or are affiliated with major communications companies that have substantially greater financial, technical and marketing resources than we have. These competitors may have greater name recognition and more established relationships with a larger base of current and potential customers and, accordingly, we may not be able to compete successfully. We expect that increased competition will result in more competitive pricing. Consolidation continues in the wireless industry with the recent combinations of Sprint and Nextel and AT&T Wireless and Cingular. Cingular Wireless, a national wireless company with significant resources, recently acquired the Virginia assets of Suncom, one of our main competitors in this market. Companies that have the resources to sustain losses for some time have an advantage over those companies without access to these resources. We cannot assure you that we will be able to achieve or maintain adequate market share or revenue or compete effectively in any of our markets. We believe we may have benefited and may continue to benefit by adding new subscribers following a consolidation of competitors in our market that has resulted in post-consolidation service disruption to customers of the competitors involved. These benefits may be temporary, however, and we may not be able to sustain this additional growth or retain these new customers.

Over the last three years, the per-minute rate for wireless services has declined. Competition may cause the prices for wireless products and services to continue to decline in the future. As per-minute rates continue to decline, our revenues and cash flows may be adversely impacted.

Over the past three years capital spending on our network has been primarily focused on meeting the growing capacity demands of our customers. As a result, we have spent very little capital expanding our service area with new cell sites or enhancing our existing service area to improve in-building coverage or to resolve coverage holes. We expect in the future to spend more capital on our network in order to expand our service area and maintain our high level of customer service.

We expect competition to intensify as a result of the rapid development of new technologies, including improvements in the capacity and quality of digital technology, such as the move to third generation, or 3G, wireless technologies. Several wireless carriers, including Verizon Wireless and Sprint Nextel, have announced plans to upgrade all or parts of their 3G networks to include “Evolution Data Optimized” 3G 1x-EVDO technology, or EVDO, which provides broadband wireless services at rates faster than the 3G one times radio transmission, or 1xRTT, technology we use in our western Virginia and West Virginia markets and faster than the second generation, or 2G, technology we currently use in our eastern Virginia market. Many wireless carriers have also added “push-to-talk” which allows subscribers to talk to each other quickly with a single push of a button, and some are developing technology to permit wireless handset video transmission. Such technological advances and industry changes could cause the technology used on our network to become dated. We may not be able to respond to such changes and implement new technology on a timely basis or at an acceptable cost. To the extent that we do not keep pace with technological advances, fail to offer technologies comparable to those of our competitors or fail to respond timely to changes in competitive factors in our industry, we could lose existing customers and experience a decline in revenues and net income. Each of these factors and sources of competition discussed above could have a material adverse effect on our business, financial condition and results of operations.

If we experience a high rate of wireless customer turnover or seek to prevent significant customer turnover, our revenues could decline and our costs could increase.

Many wireless providers in the U.S. have experienced and have sought to prevent a high rate of customer turnover. The rate of customer turnover may be the result of several factors, including limited network coverage, reliability issues such as blocked or dropped calls, handset problems, inability to roam onto third-party networks at competitive rates, or at all, price competition and affordability, customer care concerns, wireless number portability requirements that allow customers to keep their wireless phone number when switching between service providers and other competitive factors. In addition, customers could elect to switch to another carrier that has service offerings dependent on newer network technology. We cannot assure you that our strategies to address customer turnover will be successful. If we experience a high rate of wireless customer turnover or seek to prevent significant customer turnover or fail to replace lost customers, our revenues could decline and our costs could increase which could have a material adverse effect on our business, financial condition and operating results.

The loss of our largest customer, Sprint Nextel, a decrease in its usage or a demand by Sprint Nextel that we provide new products or services may result in lower revenues or higher expenses.

Sprint Nextel (and its predecessor in our area, Horizon PCS) accounted for approximately 15% of our operating revenues for the year ended December 31, 2004 and 16% of our operating revenues for the nine months ended September 30, 2005. If we were to lose Sprint Nextel as a customer, or if Sprint Nextel reduced its usage or became financially unable to pay our charges, our revenues could decline, which could cause our business, financial condition and operating results to suffer. The impact on us of the recent merger of Sprint and Nextel cannot be predicted at this time but could be substantial. One effect could be a request that we offer new products and services to Sprint Nextel customers. Also, the merger of Sprint and Nextel triggers the ability of stockholders of Nextel Partners Inc., a wireless affiliate of Sprint Nextel, to sell their shares to Sprint Nextel. Such a sale could result in the ownership of Nextel Partners by Sprint Nextel. Unlike Sprint Nextel, Nextel Partners owns a wireless network in all of the territory covered by our Strategic Network Alliance. Any future migration by Sprint Nextel of CDMA customers to their integrated digital enhanced network, or iDEN, technology could result in a decline in the usage of our network by Sprint Nextel and could cause an adverse impact on our business, financial condition and operating results.

The pricing arrangement under our Strategic Network Alliance with Sprint Nextel may fluctuate which could result in lower revenues.

Under the Strategic Network Alliance with Sprint Nextel, after an initial pricing term in which the price Sprint Nextel is required to pay us is set by the agreement, our price structure with Sprint Nextel will fluctuate under a formula tied to a national wireless retail customer revenue yield. In addition, Sprint Nextel prices its national calling plans based on its business objectives and it could set price levels or change other characteristics of its plans in a way that may not be economically advantageous for our business or may result in reduction of usage from Sprint Nextel customers.

If Sprint Nextel does not succeed, our business may not succeed.

If Sprint Nextel has a significant service disruption, fails to operate its business in an efficient manner or suffers a weakening of its brand name, our operating results would likely be negatively impacted. If Sprint Nextel should have significant financial problems, our business would suffer material adverse consequences, which could include termination or revision of our Strategic Network Alliance.

If the roaming rates we pay for our customers’ usage of third party networks increase, our operating results may decline.

Many of our competitors have national networks which enable them to offer roaming and long-distance telephone services to their subscribers at a lower cost. We do not have a national network, and we must pay other carriers a per-minute charge for carrying roaming and long-distance calls made by our subscribers. To remain competitive, we absorb a substantial portion of the roaming and long-distance charges without increasing the prices we charge to our subscribers. We have entered into roaming agreements with other communications providers that govern the roaming rates that we are required to pay. In addition, under the terms of our Strategic Network Alliance, we have favorable roaming rates with Sprint Nextel. If these roaming agreements are terminated, the roaming rates that we are charged may increase and, accordingly, our cash flow and operating results may decline.

We may incur significantly higher wireless handset subsidy costs than we anticipate to upgrade existing subscribers.

As our subscriber base grows, and technological innovations occur, more existing subscribers will begin to upgrade to new wireless handsets. We subsidize a portion of the price of wireless handsets and incur sales commissions on the sale or upgrade of handsets. The cost of handsets increases as they are able to offer more applications. Furthermore, we generally pay more to purchase handsets than many of our national competitors who buy from manufacturers in large volumes. If more subscribers purchase or upgrade to new wireless handsets than we project, our operating results would be adversely affected.

Our largest competitors and Sprint Nextel may build networks in our markets or use alternative suppliers, which may result in decreased revenues and severe price-based competition.

Our current roaming partners, larger wireless providers and Sprint Nextel ultimately may build their own digital wireless networks in our service areas or obtain roaming services from alternative sources. Sprint Nextel controls 10 MHz of spectrum within our service territory in the 1900 MHz PCS band. While the terms of the Strategic Network Alliance generally prohibit Sprint Nextel from directly or indirectly commencing construction of, contracting for or launching its own PCS or wireless communications network in the Strategic Network Alliance service area until 180 days prior to termination of the Strategic Network Alliance, the initial term of which ends on July 31, 2011, it would adversely affect our revenues and operating results if Sprint Nextel or another wireless provider were to do so. Should this occur, use of our networks would decrease and our roaming and/or wholesale revenues would be adversely affected. Once a digital wireless system is built, there are only marginal costs to carrying an additional call, so a larger number of facility-based competitors in our service areas could stimulate significant price competition, as has occurred in many areas in the U.S., with a resulting reduction in our revenues and operating results.

The loss of our licenses could adversely affect our ability to provide wireless services.

Our wireless licenses are generally valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing renewal applications with the FCC. Our wireless licenses expire in various years. The renewal applications are subject to FCC review and potentially public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. We applied for and were granted renewal of seven of these licenses in 2005. If we fail to file for renewal of other of our licenses at the appropriate time or fail to meet any regulatory requirements for renewal, we could be denied a license renewal and, accordingly, our ability to continue to provide service in that license area would be adversely affected. In addition, many of our licenses are subject to interim or final construction requirements. While the licensees have generally met “safe harbor” standards for ensuring such benchmarks are met, we have relied on, and will in the future rely on, “substantial service” thresholds for meeting build-out requirements. In such cases, there is no guarantee that the FCC will find our construction sufficient to meet the applicable construction requirement, in which case the FCC could terminate our license and our ability to continue to provide service in that license area would be adversely affected.

Our failure to comply with regulatory mandates could adversely affect our ability to provide wireless services.

The FCC regulates the licensing, operation, acquisition and sale of the licensed spectrum that is essential to our business. Our compliance with existing regulatory requirements, such as Enhanced 911, or E911, and Communications Assistance for Law Enforcement Act, or CALEA, depends on the availability of necessary equipment or software. In addition, the Cellular Telecommunications and Internet Association, or CTIA, on behalf of the wireless industry, has petitioned the FCC for an extension or waiver of the requirement that 95% of the wireless customer base have E911 location-capable handsets by December 31, 2005. On October 21, 2005, we filed a Company specific waiver request of the 95% requirement. If the FCC fails to act on the CTIA or our petition, we may not be able to meet the 95% requirement by the end of 2005. Failure to comply with any of these regulatory requirements may have an adverse effect on our licenses or operations and could result in sanctions, fines or other penalties.

The licensing of additional spectrum by the FCC may adversely affect our ability to compete in providing wireless services.

The FCC, from time to time, auctions additional radio spectrum that may be suitable for services that compete, directly or indirectly, with our wireless offerings. For example, in the summer of 2006, the FCC intends to auction an additional 90 MHz of radio spectrum for “Advanced Wireless Services” that can be used for services like our wireless offerings. We may also participate in such auctions in order to obtain spectrum necessary to increase the capacity of our systems or to allow us to offer new services. Thus, the auction of new spectrum may adversely impact our business by creating new competitors, enhancing the ability of our existing competitors to offer services we cannot offer, requiring the company to expend additional funds to acquire spectrum necessary for continued growth, or restricting our growth because we cannot acquire additional necessary spectrum.

If we lose the right to install our equipment on wireless cell sites or are unable to renew expiring leases for wireless cell sites on favorable terms or at all, our business and operating results could be adversely impacted.

As of September 30, 2005, approximately 90% of our base stations were installed on leased cell site facilities, with approximately 50% installed on facilities owned by American Tower and Crown Communications. A large portion of these cell sites are leased from a small number of large cell site companies pursuant to master agreements that govern the general terms of our use of that company’s cell sites. If a master agreement with one of these cell site companies were to terminate, or if one of these cell site companies were unable to support our use of its cell sites, we would have to find new sites or rebuild the affected portion of our network. In addition, the concentration of our cell site leases with a limited number of cell site companies could adversely affect our operating results and financial condition if we are unable to renew our expiring leases with these cell site companies either on terms comparable to those we have today or at all. If any of the cell site leasing companies with which we do business were to experience severe financial difficulties, or file for bankruptcy protection, our ability to use cell sites leased from that company could be adversely affected. If a material number of cell sites were no longer available for our use, our financial condition and operating results could be adversely affected.

We cannot predict the effect of technological changes on our business.

The wireless telecommunications industry is experiencing significant technological change. We believe our continued success will depend, in part, on our ability to anticipate or adapt to technological changes and to offer, on a timely basis, services that meet customer demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms, which could have a material adverse effect on our business, financial condition and operating results.

For us to keep pace with these technological changes and remain competitive, we must continue to make significant capital expenditures to our integrated communications system. Customer acceptance of the services that we offer will continually be affected by technology-based differences in our product and service offerings. Currently we do not offer many high speed data applications offered by our competitors who have upgraded to EVDO technology. In addition, “push-to-talk” is becoming increasingly popular as it allows subscribers to save time on dialing or connecting to a network. Many of the companies that compete with us in our wireless markets offer “push-to-talk.” We do not offer our customers a “push-to-talk” service. As demand for this service continues to grow, and if we do not offer the technology, we may have difficulty attracting and retaining subscribers, which will have an adverse effect on our business.

In addition, other service providers have announced plans to develop a Wi-Fi or Wi-Max enabled handset. Such a handset would permit subscribers to communicate using voice and data services with their handset using VoIP technology in any area equipped with a wireless internet connection, or hot spot, potentially bypassing our network. The number of hot spots in the U.S. is growing rapidly, with some major cities and urban areas being covered entirely. The availability of VoIP or another alternative technology to our subscribers could greatly reduce the usage of our network, which would have an adverse effect on our financial condition and operating results.

To accommodate next generation advanced wireless products such as “push-to-talk,” high-speed data and high-bandwidth streaming video, we would be required to make significant technological changes to our network. We also may be required to purchase additional spectrum. We cannot assure you that we could make these technological changes or gain access to this spectrum at a reasonable cost or at all. Failure to provide these services could have a material adverse effect on our ability to compete with wireless carriers offering these new technologies.

Wireline Telecommunications

Our rural local telephone company subsidiaries face substantial competition from competitors that are less heavily regulated than we are, which could increase our expenses or force us to lower prices, causing our revenues and operating results to decline.

As the rural local telephone companies for the western Virginia communities of Waynesboro, Clifton Forge, Covington and portions of Botetourt and Augusta Counties, Virginia, we currently compete with a number of different providers, many of whom are unregulated or less heavily regulated than we are. Our rural telephone company subsidiaries qualify as rural local telephone companies under the Communications Act and are, therefore, exempt from many of the most burdensome obligations to facilitate the development of competition, such as the obligation to sell unbundled elements of our network to our competitors at low, “forward-looking” prices that the Communications Act places on larger carriers. Nevertheless, our rural telephone company subsidiaries face significant competition, particularly from competitors that do not need to rely on access to our network to reach their customers. For example, wireless providers continue to increase their market share and pose a significant competitive risk to our business. Further, cable providers that serve our markets, such as Comcast (as the apparent purchaser of assets of Adelphia Communications Corporation), are likely to offer wireline voice services to their cable customers. Cable providers have had significant success in other markets offering wireline voice services and any new offering of services in our rural telephone company subsidiaries markets by such a cable company or other VoIP providers could significantly harm our business. Furthermore, if our rural exemption were removed, competitive local exchange carriers, or CLECs, could more easily enter our rural telephone company subsidiaries’ markets. Moreover, the regulatory environment governing wireline local operations has been, and we believe will likely continue to be, very liberal in its approach to promoting competition and network access.

Consistent with the experience of other rural telephone companies, our rural telephone company subsidiaries have experienced a reduction in access lines caused by, among other things, customer migration to broadband internet service from dial-up internet service (resulting in a disconnection of “second lines”), wireless competition and business customer migration from Centrex services to IP-based and other PBX services using fewer lines. As penetration rates of these technologies increase in our markets, our revenues could decline. Our rural telephone company subsidiaries experienced a net loss of 1,072 access lines in the nine months ended September 30, 2005, or 2.2% of our access lines served in 2004, and a net loss of 1,824 access lines in 2004, or 3.8% of our access lines served in 2003. A continued net loss of access lines could impact our revenues and operating results.

Our rural telephone company subsidiaries are subject to several regulatory regimes and consequently faces substantial regulatory burdens and uncertainties.

Many of our competitors are unregulated or less heavily regulated than we are. For example, VoIP technology is used to carry voice communications services over a broadband internet connection. The FCC has ruled that VoIP services are jurisdictionally interstate and that some VoIP arrangements (those not using the Public Switched Telephone Network) are not subject to regulation as telephone services. The United States Supreme Court in the Brand X case recently upheld the FCC’s ruling that cable broadband internet services are not subject to common carrier telecommunications regulation. In addition, the SCC imposes service quality obligations on our rural telephone company subsidiaries and requires us to adhere to prescribed service quality standards, but many of our competitors are not subject to these standards. These standards measure the performance of various aspects of our business. If we fail to meet these standards, the SCC may impose fines or penalties or take other actions that may impact our revenues or increase our costs. Our rural telephone company subsidiaries have met or exceeded these service quality standards in recent years, including 2004 and the nine months ended September 30, 2005.

Cable companies and other VoIP providers are able to compete with our rural telephone company subsidiaries even though the “rural exemption” under the Telecommunications Act is in place. If this exemption were removed CLECs could more easily enter our rural telephone company subsidiaries’ markets. Moreover, the regulatory environment governing wireline local operations has been, and we believe will likely continue to be, very liberal in its approach to promoting competition and network access.

Regulatory developments at the FCC could reduce revenues that our rural telephone company subsidiaries receive from network access charges and the federal Universal Service Fund.

Intercarrier Compensation.    For the year ended December 31, 2004 and the nine months ended September 30, 2005, approximately $35 million and $27 million, respectively, of our rural telephone company subsidiaries’ revenues came from network access charges, which are paid to us by long distance and wireless carriers for originating and terminating calls in the areas we serve. These revenues are highly profitable for us. The amount of access charge revenues that we receive is based on rates set by the FCC for interstate long distance calls and the SCC for intrastate long distance calls. Such access rates are subject to change. Our federal access charges are periodically reset by the FCC. The SCC could conduct rate cases and/or “earnings” reviews, which could result in rate changes.

The FCC has reformed and continues to reform the structure of the federal access charge system. The FCC has an active proceeding addressing access and other intercarrier payments. Interested parties filed comments in this proceeding in the spring and summer of 2005 and various members of the FCC have indicated an intention to further reform the intercarrier compensation system.

Currently, VoIP providers generally do not pay us access charges for calls that originate or terminate on our network. Therefore, expanded use of VoIP technology could reduce the access or intercarrier revenues received by rural telephone companies like ours. The FCC is currently considering the extent to which VoIP providers should be obligated to pay, or entitled to receive, access charges, but we cannot predict the timing or ultimate result of this proceeding. If VoIP providers continue not to pay access charges to us, our revenues and operating results could be adversely affected to the extent that users substitute VoIP calls for traditional wireline communications.

Additionally, the intrastate access charges we receive may be reduced as a result of SCC regulatory action. The SCC in early 2005 ordered Verizon in Virginia to eliminate the carrier common line component of its intrastate access charges by February 1, 2006. The SCC did not extend that holding to rural telephone companies like ours. Nevertheless, reduced access revenues (caused by regulatory or market forces or both) could adversely affect our business, revenues or profitability.

Universal Service Fund.    The FCC is currently examining the way in which it collects carrier contributions to the federal Universal Service Fund. Today, as a telecommunications carrier, we contribute a percentage of our revenues, including DSL revenues, to the Universal Service Fund, which supports the delivery of services to high-cost areas and low-income consumers, as well as to schools, libraries, and rural health care providers. Many of our competitors, such as VoIP and cable broadband internet service providers, are not subject to this obligation. Any FCC reform of this system could cause these competitors to become subject to contribution obligations, but also could increase our own obligations. We cannot predict the outcome of this proceeding.

For the year ended December 31, 2004 and the nine months ended September 30, 2005, we received approximately $5.3 million and $4.0 million, respectively, in payments from the federal Universal Service Fund in connection with our rural telephone company subsidiaries’ operations. The FCC is examining its Universal Service Fund rules and may change the amount of Universal Service Fund support available to carriers. The FCC may change its rules and reduce the amount of funding ultimately available to our rural telephone company subsidiaries. There can be no assurance that we will continue to receive the current level of Universal Service Fund revenues in the future. Loss of Universal Service Fund revenues could adversely affect our operating results.

In addition, under the Telecommunications Act, our competitors can obtain the same per-line level of federal Universal Service Fund subsidies as we do, without regard for whether their costs of providing service are similar to ours, if either the FCC or the SCC determines that granting these subsidies to competitors would be in the public interest and the competitors offer and advertise certain telephone services as required by the Telecommunications Act. The FCC has allowed such designation as an “Eligible Telecommunications Carrier” to several wireless carriers in Virginia, including us, in all or part of our rural telephone company subsidiaries’ service territory. Under current rules, any Universal Service Fund payments to our competitors would not affect the level of support received by our rural telephone company subsidiaries, but this could change as a result of future FCC reform of the Universal Service Fund.

In December 2004, Congress suspended the application of a law called the Antideficiency Act to the Universal Service Fund until December 31, 2005. The Antideficiency Act prohibits government agencies from making financial commitments in excess of their funds on hand. Currently, the Universal Service Fund administrator makes commitments to fund recipients in advance of collecting the contributions from carriers that will pay for these commitments. The FCC has not determined whether the Antideficiency Act would apply to payments to our rural telephone company subsidiaries. Congress is now considering whether to extend the current temporary legislation that exempts the Universal Service Fund from the Antideficiency Act. If it does not grant this extension, however, the Universal Service Fund support payments to our rural telephone company subsidiaries may be delayed or reduced in the future, or contributors to the fund, including us, could see their contribution obligations rise significantly.

Our CLEC operations face substantial competition and uncertainty relating to its interconnection agreements with the incumbent local exchange carrier, or ILEC, networks covering the CLEC markets we serve.

Our CLEC operations compete primarily with ILECs, including Verizon and Sprint Nextel, and, to a lesser extent, other CLECs, including MCI, TelCove (formerly Adelphia Business Solutions and KMC Telecom), Fibernet, USLEC and Cox. We will continue to face competition from other current and future market entrants.

We have interconnection agreements with the ILEC networks covering each market in which our CLEC serves. We are required to negotiate amendments to, extensions of, or replacements for these agreements as they expire. Additionally, we may be required to negotiate new interconnection agreements in order to enter new markets in the future. We may not be able to successfully negotiate amendments to existing agreements, negotiate new interconnection agreements, renew our existing interconnection agreements, opt in to new agreements or successfully arbitrate replacement agreements for interconnection on terms and conditions acceptable to us. Our inability to do so would adversely affect our existing operations and opportunities to expand our CLEC business in existing and new markets. As the FCC modifies, changes and implements rules related to unbundling of ILEC network elements and collocation of competitive facilities at ILEC central offices, we generally have to renegotiate our interconnection agreements to implement those new or modified rules. The FCC on December 15, 2004 revised its rules concerning ILECs’ obligations to unbundle and make network elements available to other carriers for use in providing local telecommunications services. The FCC, among other things, modified the availability of certain high-capacity loops (i.e. DS-1 and DS-3) and dedicated transport in markets meeting particular density criteria. Because our CLECs serve in more rural markets, our operations were unaffected by the FCC’s December 15, 2004 ruling. Our CLECs, however, may be unfavorably affected by future FCC rule changes and may be unable to negotiate successfully modifications to its interconnection agreements without arbitration or litigation.

Our competitors have substantial business advantages over our CLEC operations, and we may not be able to compete successfully.

The regional Bell operating companies and other large ILECs such as Sprint Nextel dominate the current market for business and consumer telecommunications services and have a virtual monopoly on telephone lines. These companies represent the dominant competition in much of our target service areas, and we expect this competition to intensify. The large ILECs have established brand names and reputations for high quality service in their service areas, possess sufficient capital to rapidly improve and deploy new equipment, own their telephone lines and can bundle digital data services with their existing analog voice services and other services, such as long-distance, wireless and video services, to achieve economies of scale in serving customers. Moreover, the large ILECs are aggressively implementing “win-back” programs to regain access line customers lost to competitors and use bundled services to assist in those programs. We pose a competitive risk to the large ILECs that serve our CLEC markets and, as both our competitors and our suppliers, they have no motivation to respond in a timely manner to our requests or to assist in the enhancement of the services we provide to our CLEC customers.

We face substantial competition in our internet and data services business from market participants that offer high speed data services and face regulatory uncertainty, each of which may adversely affect our business and results of operations.

We currently offer our internet and data services in rural markets and face competition from other internet and data service providers, including cable companies. The internet industry is characterized by the absence of significant barriers to entry and rapid growth in internet usage among customers. As a result, we expect that our competition will increase from market entrants offering high-speed data services, including DSL, cable and wireless access. Our competition includes:

•	cable modem services offered by cable providers;

•	ILECs, such as Verizon and the ILEC affiliates of Sprint Nextel (particularly for DSL services), in our CLEC territories; and

•	local, regional and national internet service providers, or ISPs, both wireline and wireless.

Many of our competitors have financial resources, corporate backing, customer bases, marketing programs and brand names that are greater than ours. Additionally, competitors may charge less than we do for internet services, causing us to reduce, or preventing us from raising, our fees.

A significant portion of our dial-up internet customer base has transitioned to broadband services. We expect this trend to continue. Where we offer incumbent local exchange service or, to some extent, CLEC services, we have been able to maintain service to some of these customers through DSL services or service bundles. In those areas of our internet coverage area where we provide neither incumbent local exchange service nor CLEC service, we have been unable to retain dial-up internet customers who migrate to broadband services. In 2004 we experienced a 19.8% loss in the number of dial-up internet customers from 2003. Our internet service revenues for the year ended December 31, 2004 decreased to approximately $17.0 million from approximately $18.5 million for the year ended December 31, 2003. Our internet service revenues for the nine months ended September 30, 2005 decreased to approximately $12.0 million from approximately $12.9 million for the nine months ended September 30, 2004.

In connection with our internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the internet. To date, the FCC has treated ISPs as enhanced or information service providers, rather than common carriers. Therefore ISPs are exempt from most federal and state regulation, including the requirement to pay access charges or contribute to the federal Universal Service Fund. As internet services expand, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the internet. The FCC recently issued a decision that harmonizes the regulatory frameworks that apply to broadband access to the internet through telephone and cable providers’ communications networks.

General Matters

We require additional capital to respond to customer demand and to competition, and if we fail to raise the capital or fail to have continued access to the capital required to build out and operate our planned networks, we may experience a material adverse effect on our business.

We require additional capital to build out and operate wireless and wireline networks and for general working capital needs. We expect our aggregate capital expenditures for 2005 and 2006 to be approximately $91 million and $85 million, respectively. Because of our intensely competitive market, we may be required, including under the terms of the Strategic Network Alliance, to expand the technical requirements of our wireless or wireline network or to build out additional areas within our territories that could result in increased capital expenditures. Any such unexpected capital expenditures may adversely affect our business, financial condition and operating results.

We are subject to numerous surcharges and fees from federal, state and local governments, and the applicability and amount of these fees is subject to great uncertainty.

Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate and intrastate services. Interstate surcharges include federal Universal Service Fund fees and common carrier regulatory fees. In addition, state regulators and local governments impose surcharges, taxes and fees on our services and the applicability of these surcharges and fees to our services is uncertain in many cases and jurisdictions may argue as to whether we have correctly assessed and remitted those monies. The division of our services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or state authorities. In addition, periodic revisions by state and federal regulators may increase the surcharges and fees we currently pay. In 2004, the Virginia General Assembly passed legislation that required us to pay state sales taxes on purchases that were previously exempt from those taxes. As a result, we have added a surcharge to our customer bills to recover this increase in our taxes. It also is unknown if our tax burden will be similar to competitors using different technologies to provide similar services.

The Federal government and many states apply transaction-based taxes to sales of our products and services and to our purchases of telecommunications services from various carriers. It is possible that our transaction-based tax liabilities could change in the future. We may or may not be able to recover some or all of those taxes from our customers.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, our subscriber growth and operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us effectively to be locked into one or a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Motorola Inc., Lucent Technologies, Inc. and Cisco Systems, Inc. If alternative suppliers and vendors become necessary, we may not be able to obtain satisfactory and timely replacement supplies on economically attractive terms, or at all.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

To be successful, we must provide our customers reliable network service. Some of the risks to our network and infrastructure include:

•	physical damage to outside plant facilities;

•	power surges or outages;

•	software defects;

•	human error;

•	disruptions beyond our control, including disruptions caused by terrorist activities or severe weather; and

•	failures in operational support systems.

Network disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses.

We are dependent on third-party vendors for our information and billing systems. Any significant disruption in our relationship with these vendors could increase our cost and affect our operating efficiencies.

Sophisticated information and billing systems are vital to our ability to monitor and control costs, bill customers, process customer orders, provide customer service and achieve operating efficiencies. We currently rely on internal systems and third-party vendors to provide all of our information and processing systems. Some of our billing, customer service and management information systems have been developed by third-parties and may not perform as anticipated. In addition, our plans for developing and implementing our information and billing systems rely to some extent on the delivery of products and services by third-party vendors. Our right to use these systems is dependent upon license agreements with third-party vendors. Some of these agreements are cancelable by the vendor, and the cancellation or nonrenewable nature of these agreements could impair our ability to process customer information and/or bill our customers. Since we rely on third-party vendors to provide some of these services, any switch in vendors could be costly and affect operating efficiencies.

If we lose our senior management, our business may be adversely affected.

The success of our business is largely dependent on our executive officers, as well as on our ability to attract and retain other highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the telecommunications industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and operating results.

Unauthorized use of, or interference with, our network could disrupt service and increase our costs.

We may incur costs associated with the unauthorized use of our network including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of our network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming.

Security breaches related to our physical facilities, computer networks, and informational databases may cause harm to our business and reputation and result in a loss of customers.

Our physical facilities and information systems may be vulnerable to physical break-ins, computer viruses, theft, attacks by hackers, or similar disruptive problems. If hackers gain improper access to our databases, they may be able to steal, publish, delete or modify confidential personal information concerning our subscribers. In addition, misuse of our customer information could result in more substantial harms perpetrated by third-parties. This could damage our business and reputation, and result in a loss of customers.

Risks Relating to this Offering

There is no existing market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and depress our stock price. In addition, market and industry factors may cause fluctuations in our stock price.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of our common stock in this offering, you will pay a price that has not been established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Factors may adversely affect the market price of our common stock, regardless of our actual operating performance. These factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly and annual operating results;

•	changes in financial estimates by us or changes in financial estimates or recommendations by any securities analysts who might cover our stock;

•	conditions or trends in our industry or regulatory changes

•	conditions, trends or changes in the securities marketplace, including trading volumes;

•	changes in the market valuations of other companies operating in our industry;

•	technological innovations by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, significant contracts or divestitures;

•	announcements of investigations, regulatory scrutiny of our operations or lawsuits filed against us;

•	changes in general conditions in the United States and global economy, including those resulting from war, incidents of terrorism or responses to such events;

•	loss of one or more significant customers, including Sprint Nextel;

•	sales of large blocks of our common stock;

•	changes in accounting principles;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors, executive officers or affiliates.

The CVC Entities and the Quadrangle Entities will continue to have significant influence over our business after this offering and could delay, deter or prevent a change of control, change in management or business combination that may be beneficial to our stockholders and as a result, may depress the market price of our stock.

Upon completion of this offering, the CVC Entities and the Quadrangle Entities will beneficially own approximately                      shares of our common stock and                      shares of our Class B common stock, or             % of our outstanding common stock on an as-converted basis. If the underwriters’ over-allotment is exercised in full, these entities will beneficially own approximately         % of our outstanding common stock on an as-converted basis. In addition, six of the eight directors that will serve on our board of directors immediately following this offering will be representatives of CVC and Quadrangle. By virtue of such stock ownership and representation on the board of directors, the CVC Entities and the Quadrangle Entities will continue to have a significant influence over day-to-day corporate and management policies and all matters submitted to our stockholders, including the election of the directors, and to exercise significant control over our business, policies and affairs. In addition, we have specifically renounced in our shareholders agreement any interest or expectancy that the CVC Entities and the Quadrangle Entities will offer to us any investment or business opportunity of which they are aware. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control, change in management or business combination that might otherwise be beneficial to our stockholders and as a result, may depress the market price of our stock.

Our stock price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. See “Shares Eligible for Future Sale” for a discussion of possible future sales of common stock.

Upon completion of this offering, there will be                      shares of our common stock and                      shares of our Class B common stock outstanding. Of these shares,                      shares of our common stock, including the shares sold in this offering, will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144. The remaining                      shares of common stock and Class B common stock available for future sale will be “restricted securities” within the meaning of Rule 144. Of these restricted securities,                      shares will be freely transferable under Rule 144(k) and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

We have granted the CVC Entities, the Quadrangle Entities and certain members of our management the right to require us to register their shares of our common stock, representing over                      shares of our common stock on an as-converted basis following completion of this offering. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock.

All shares of common stock and Class B common stock held by our current stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., as described further under “Underwriting.”

Provisions in our charter documents and the General Corporation Law of Delaware could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our common stock.

Certain provisions of the General Corporation Law of Delaware, the state in which we are organized, and our certificate of incorporation and by-laws, to be effective immediately prior to this offering, may inhibit a change of control not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to amend, alter or repeal our by-laws;

•	limitations on the removal of directors;

•	the inability of the stockholders to act by written consent (subject to certain exceptions); and

•	the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

We may not pay dividends on our common stock at any time in the foreseeable future.

We are a holding company, and our ability to pay dividends may be limited by restrictions upon transfer of funds by our subsidiaries and the terms of our indebtedness and the indebtedness of our subsidiaries. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. We currently have no intention to pay dividends on our common stock at any time in the foreseeable future.

Purchasers of our common stock will experience substantial and immediate dilution in the net tangible book value per share of their investment.

Prior investors have paid substantially less per share for our common stock than the price in this offering. The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $             per share in the net tangible book value of our common stock as of September 30, 2005 at an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus). You will incur additional dilution if we issue additional common stock in the future or holders of options to purchase or rights with respect to shares of common stock, whether currently outstanding or subsequently granted, exercise the options or rights following this offering. See “Dilution” for more information.

Requirements associated with being a public company will require significant company resources and management attention.

After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the

Securities and Exchange Commission, or the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq National Market. Compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $1.8 million of incremental operating expenses in our first year of being a public company and an estimated $1.4 million per year thereafter. The incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

We intend to avail ourselves of the “controlled company” exception under the rules of The Nasdaq National Market which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. In addition, we intend to take advantage of certain “grace periods” for newly public companies under certain of the new SEC and Nasdaq rules and regulations. These grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with the SEC and Nasdaq rules and regulations. Our ability to satisfy these various requirements before the expiration of the applicable grace periods will depend largely on our ability to attract and retain qualified independent members of our board of directors, particularly to serve on our audit committee, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before the expiration of the applicable grace periods, our common stock may be delisted from Nasdaq, which would cause a decline in the trading price of our common stock and impair the ability of the holders of our common stock to sell and buy our common stock in a public market.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, we may be unable to provide the required financial information in a timely and reliable manner and may be subject to sanctions by regulatory authorities. The perception of these matters could cause our share price to fall.

If we are an “accelerated filer” (as defined under Rule 12b-2 under the Exchange Act) as of December 31, 2006, then Section 404 of the Sarbanes-Oxley Act will require that we evaluate and determine the effectiveness of our internal control over financial reporting as of December 31, 2006. If we or our independent registered public accounting firm determine that we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the December 31, 2006 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could adversely affect our financial results or investors’ confidence in our company, and could cause our stock price to fall. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and Nasdaq. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner. The perception of these matters could cause our share price to fall.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. The words “anticipates,” “believes,” “expects,” “intends,” “plans,” “estimates,” “targets,” “projects,” “should,” “may,” “will” and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are contained throughout this prospectus, for example in “Summary,” “Risk Factors,” “Dividend Policy and Restrictions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and the “Unaudited Pro Forma Condensed Consolidated Financial Data.” Such forward-looking statements reflect, among other things, our current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied by these forward-looking statements. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

MARKET AND OTHER DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources, including information provided to us by the U.S. Census Bureau. Although we believe these sources are reliable, we have not independently verified the information.

This prospectus contains trademarks, service marks and trade names of companies and organizations other than us. NTELOS® and other trademarks are registered trademarks of NTELOS Inc. and certain of our other subsidiaries.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $                      per share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that our net proceeds from the sale of                      shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $15.0 million payable by us, will be approximately $185.0 million (or $213.0 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from this offering as follows:

•	approximately $13.1 million to terminate the advisory agreements with the CVC Entities and the Quadrangle Entities;

•	approximately $143.8 million to repay the Floating Rate Notes in full (including unpaid accrued interest of $8.8 million) on April 15, 2006; and

•	the remainder of approximately $28.1 million for general corporate purposes, including working capital and capital expenditures made in the ordinary course of business.

In the event the underwriters exercise their over-allotment option, we expect to use the net proceeds therefrom to pay a dividend during the first six months of fiscal 2006 of up to $30 million on our Class B common stock, which will be issued to the former holders of our Class L and Class A common stock.

The Floating Rate Notes were originally issued on October 17, 2005, bear interest at a floating rate currently based on the three-month LIBOR plus 8.75% and mature October 15, 2013. We used approximately $125.0 million of the net proceeds from the Floating Rate Notes to pay a dividend to the holders of our Class L common stock, and the remaining net proceeds of approximately $2.5 million will be used for general corporate purposes.

Pending the uses described herein, we will invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities.

DIVIDEND POLICY

We do not currently intend to pay any periodic cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and expansion and debt repayment. We are a holding company that does not operate any business of our own. As a result, we are dependent on cash dividends and distributions and other transfers of our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ debt agreements. Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

In the event the underwriters exercise their over-allotment option, we expect to use the net proceeds therefrom to pay a dividend during the first six months of fiscal 2006 of up to $30 million on our Class B common stock, which will be issued to the former holders of our Class L and Class A common stock. Holders of our Class B common stock are entitled to payment of a $30 million distribution preference prior to payment of any dividends on our common stock.

On October 17, 2005, we used proceeds from the sale of our Floating Rate Notes to pay a dividend of approximately $125 million to the holders of our Class L common stock.

CAPITALIZATION

The table below sets forth our capitalization (i) as of September 30, 2005 (ii) as adjusted to give effect to our issuance of $135 million of Floating Rate Notes in October 2005 and the application of approximately $125 million of the proceeds therefrom to pay a dividend on our Class L common stock as if such transactions had occurred on September 30, 2005 and (iii) pro forma as adjusted to give effect to the issuance of the Floating Rate Notes and payment of the dividend to the holders of Class L common stock in October 2005 and the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus), after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom (including repayment of the Floating Rate Notes), as if such transaction had occurred on September 30, 2005. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	As adjusted		Pro forma as adjusted
	(in thousands, except par value per share data)
Cash and cash equivalents:	$16,260	$18,773		$46,882

Current portion of long-term debt(1):	$9,912	$9,912		$9,912

Long-term debt:
Senior secured first lien term loan	393,000	393,000		393,000
Senior secured second lien term loan	225,000	225,000		225,000
Floating Rate Notes	—	133,650	(2)	—
Capital lease obligations	1,171	1,171		1,171

Total long-term debt	619,171	752,821		619,171

Total debt	629,083	762,733		629,083

Stockholders’ equity:
Preferred Stock, par value $.01 per share, authorized 100 shares, none issued and outstanding on an actual basis, none issued and outstanding on an as adjusted basis	—	—		—
Class L common stock, par value $.01 per share, authorized 14,000 shares; 11,364 shares issued and outstanding (liquidation value of $130,221) on an actual basis; none issued and outstanding on an as adjusted basis(3)	124,999	124,999		—
Class A common stock, par value $.01 per share, authorized 1,000 shares, 745 shares issued and outstanding on an actual basis; none issued and outstanding on an as adjusted basis	812	812		—
Common stock, par value $ per share, authorized shares, none issued and outstanding on an actual basis; issued and outstanding on an as adjusted basis	—	—		185,000
Class B common stock, par value $ per share, authorized shares, none issued and outstanding on an actual basis; none issued and outstanding on an as adjusted basis, issued or outstanding on a pro forma adjusted basis	—	—		125,811
Retained earnings (accumulated deficit)	4,086	(120,913)		(150,292)

Total stockholders’ equity	129,897	4,898		160,519

Total capitalization	$758,980	$767,631		$789,602

(1)	Includes $5,755,000 of outstanding 10% Notes due 2010. The 10% Notes must be prepaid by us upon receipt of an anticipated $5,555,000 federal income tax refund. We received final governmental approval during October 2005 and anticipate payment of this federal income tax refund by December 31, 2005. Payment of the remaining $200,000 of the 10% Notes will be funded from the $200,000 of proceeds received in October 2005 from an NTELOS Inc. asset sale. See “Description of Certain Debt—10% Notes.”
(2)	Net of discount of $1.4 million.
(3)	Liquidation value reduced by the October 17, 2005 Class L dividend of $125.0 million.

As of September 30, 2005, there were 47 holders of our common stock.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering.

As of September 30, 2005, our pro forma net tangible book value was approximately $(319.7) million, or approximately $             per share. Pro forma net tangible book value represents the amount of our total consolidated tangible assets minus our total consolidated liabilities, divided, in the case of pro forma net tangible book value per share, by the shares of our outstanding common stock, on a pro forma basis after giving effect to this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2005 would have been approximately $(289.1) million, or approximately $             per share of our common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of our common stock at the assumed initial public offering price. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share as of September 30, 2005	$
Increase per share attributable to new investors	$
Adjusted pro forma net tangible book value per share after this offering	$

Dilution in net tangible book value per share to new investors	$

The following table summarizes as of September 30, 2005, as adjusted to give effect to this offering, the differences between our existing stockholders and new investors with respect to the number of shares of our common stock issued in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%		%	$
New investors

Total		100%		100%	$

The above table excludes shares of our common stock reserved for issuance pursuant to our equity incentive plan, our director option plan and our employee stock purchase plan and shares issuable pursuant to the underwriter’s over-allotment option. If the holders of options to purchase              shares of common stock outstanding exercise their options immediately following consummation of the offering, our adjusted pro forma

net tangible book value per share after this offering will increase to $             per share, representing an immediate dilution of $             per share to new investors.

The following table summarizes as of September 30, 2005, as adjusted to give effect to this offering and the exercise of all options to purchase common stock to be outstanding as of the consummation of this offering, the differences between our existing stockholders, existing option holders and new investors with respect to the number of shares of our common stock issued in this offering, the total consideration paid and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%		%	$
Option holders
New investors

Total		100%		100%	$

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed consolidated financial data because our acquisition of NTELOS Inc. in May 2005, including the related refinancing of our credit facilities, and this offering have material effects on our financial information.

The unaudited pro forma condensed financial data as of and for the nine months ended September 30, 2005 and the year ended December 31, 2004, have been prepared to give pro forma effect to the following, as if they had occurred on January 1, 2004:

•	our acquisition of NTELOS Inc. in May 2005, and the related refinancing of our credit facilities;

•	our conversion from a limited liability company to a corporation;

•	our issuance of $135 million of Floating Rate Notes in October 2005 and the application of approximately $125 million of the proceeds therefrom to pay a dividend to the holders of our Class L common stock; and

•	the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the application of such net proceeds as described under “Use of Proceeds.”

The unaudited pro forma condensed consolidated financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma consolidated financial data necessarily indicative of the results to be expected for the full year or any future period. The unaudited pro forma condensed consolidated financial data do not purport to predict balance sheet data, results of operations, cash flows or other data as of any future date or for any future period. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.”

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that we believe are reasonable. The notes to the unaudited pro forma condensed consolidated statement of operations and balance sheet provide a detailed discussion of how such adjustments were derived and are presented in the unaudited pro forma consolidated financial data. This unaudited pro forma financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Prospectus Summary—The Offering,” “Selected Historical and Pro Forma Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

NTELOS Holdings Corp.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2004

	NTELOS Holdings Corp. Historical for the year ended December 31, 2004	NTELOS Inc. Historical for the year ended December 31, 2004	Recapitalization Adjustments		Adjusted Historical	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Operating revenues:
Wireless communications	$—	$234,682	$—		$234,682	$—			$234,682
Wireline communications	—	105,251	—		105,251	—			105,251
Other communication services	—	1,769	—		1,769	—			1,769

	—	341,702	—		341,702	—			341,702

Operating expenses:
Cost of wireless sales	—	47,802	—		47,802	—			47,802
Maintenance and support	—	62,929	—		62,929	—			62,929
Depreciation and amortization	—	65,175	13,196	(a)	78,371	—			78,371
Accretion of asset retirement obligation	—	680	—		680	—			680
Customer operations	—	82,812	—		82,812	—			82,812
Corporate operations	—	26,942	2,000	(d)	28,942	(2,000	)(d)		26,942
Capital and operational restructuring charges	—	798	—		798	—			798

	—	287,138	15,196		302,334	(2,000)			300,334

Operating income (loss)		54,564	(15,196)		39,368	2,000			41,368

Other income (expenses):
Interest expense, net	—	(15,740)	(50,331	) (b)	(66,071)	9,821	(b)		(56,250)
Other income (expense)	—	374	—		374	—			374
Reorganization items, net	—	81	—		81	—			81

	—	(15,285)	(50,331)		(65,616)	9,821			(55,795)

(Loss) income before income taxes and minority interest	—	39,279	(65,527)		(26,248)	11,821			(14,427)

Income taxes	—	1,001	—	(e)	1,001	—	(e)		1,001

(Loss) income before minority interests	—	38,278	(65,527)		(27,249)	11,821			(15,428)

Minority interests in losses of subsidiary	—	34	—		34	—			34

Net income (loss)	$—	$38,312	$(65,527)		$(27,215)	$11,821			$(15,394)

Net (loss) income per common share—
Basic								$
Diluted								$
Weighted average common shares outstanding—
Basic								$
Diluted								$

NTELOS Holdings Corp.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2005

	NTELOS Holdings Corp. Historical for the period January 14, 2005 through September 30, 2005	NTELOS Inc. Historical for the period January 1, 2005 through May 1, 2005	Recapitalization Adjustments		Adjusted Historical	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Operating revenues:
Wireless communications	$117,328	$89,826	$—		$207,154	$—			$207,154
Wireline communications	45,280	35,508	—		80,788	—			80,788
Other communication services	346	343	—		689	—			689

	162,954	125,677	—		288,631	—			288,631

Operating expenses:
Cost of wireless sales	24,224	18,703	—		42,927	—			42,927
Maintenance and support	27,539	21,084	—		48,623	—			48,623
Depreciation and amortization	37,149	23,799	5,143	(a)	66,091	—			66,091
Gain on sale of assets	—	(8,742)	—		(8,742)	—			(8,742)
Accretion of asset retirement obligation	316	252	—		568	—			568
Customer operations	36,954	29,270	—		66,224	—			66,224
Corporate operations	12,360	8,259	670	(d)	21,289	(1,500	) (d)		19,789
Capital and operational restructuring charges	179	15,403	—		15,582	—			15,582

	138,721	108,028	5,813		252,562	(1,500)			251,062

Operating income (loss)	24,233	17,649	(5,813)		36,069	1,500			37,569

Other income (expenses):
Equity share of NTELOS Inc. and subsidiaries	(1,213)	—	1,213	(c)	—	—			—
Interest expense, net	(15,127)	(11,499)	(20,173	) (b)	(46,799)	15,884	(b)		(30,915)
Other income (expense)	355	270	—		625	—			625

	(15,985)	(11,229)	(18,960)		(46,174)	15,884			(30,290)

(Loss) income before income taxes and minority interest	8,248	6,420	(24,773)		(10,105)	17,384			7,279

Income taxes	4,119	8,150	(10,730	) (e)	1,539	6,762	(e)		8,302

(Loss) income before minority interests	4,129	(1,730)	(14,044)		(11,645)	10,622			(1,023)

Minority interests in (income) losses of subsidiaries	(43)	13	—		(30)	—			(30)

Net income (loss)	$4,086	$(1,717)	$(14,044)		$(11,675)	$10,622			$(1,053)

Net (loss) income per common share
Basic								$
Diluted								$
Weighted average common shares outstanding
Basic								$
Diluted								$

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

The pro forma adjustments to the Consolidated Statement of Operations exclude $13.1 million ($8.0 million net of tax) related to terminating our advisory agreements with CVC Management LLC and Quadrangle Advisors LLC, $6.1 million ($3.8 million net of tax) related to writing off issuance costs associated with our Floating Rate Notes that we expect to repay in April 2006, and $1.4 million ($0.8 million net of tax) relating to repayment of the Floating Rate Notes discount. These amounts represent non-recurring charges that we anticipate will be recorded in our Consolidated Statement of Operations at the time of closing or upon the execution of the planned optional redemption of the Floating Rate Notes.

(a)	Represents depreciation and amortization based on asset values determined in accordance with FASB Statement No. 141, “Business Combinations,” and related other authoritative literature as if the acquisition of NTELOS Inc. had occurred as of January 1, 2004.

(b)	The pro forma adjustments to interest expense reflects removing a portion of the interest expense on the $135 million of Floating Rate Notes issued on October 17, 2005, that was recorded as a recapitalization adjustment. The Floating Rate Notes can not be redeemed until on or after April 15, 2006, representing the six-month no call provision period. For 2004, the pro forma adjustment eliminates the interest accruals for the final two quarters of the year. For the nine months ended September 30, 2005, the pro forma adjustment eliminates the interest accrual for the entire period presented. As more fully discussed in the “Use of Proceeds” section of this prospectus, following completion of this offering we intend to exercise our rights to redeem the Floating Rate Notes on or about April 15, 2006.

The recapitalization adjustment to interest expense reflects the interest on the $135 million of Floating Rate Notes, amortization of debt issuance costs associated with this issuance and accretion of the debt discount as if such borrowings had occurred as of January 1, 2004. For purposes of determining the Floating Rate Notes adjustment, the internal rate on the Floating Rate Notes was based on a three month LIBOR rate of 4.0551% as of September 30, 2005 plus an 8.75% applicable margin rate. We have assumed that we would exercise our option to pay interest through the issuance of additional Floating Rate Notes during the periods presented.

In addition, the recapitalization adjustment to interest expense reflects the interest on the $625.0 million of borrowings under the NTELOS Inc. senior secured credit facilities that were entered into on February 24, 2005, as if such borrowing had occurred as of January 1, 2004, less the historical interest expense of debt repaid. The recapitalization adjustment also reflects an adjustment to eliminate amortization of debt issuance costs related to the NTELOS Inc. senior secured credit facilities that were entered into on February 24, 2005 and the subsequent amortization recognized during the period February 24, 2005 through May 1, 2005. This adjustment is a result of the debt issuance costs being adjusted to zero in connection with the accounting for the acquisition that occurred on May 2, 2005.

For purposes of determining the recapitalization adjustment, the interest rate on the variable rate borrowings under the NTELOS Inc. senior secured credit facilities was based on a three month LIBOR rate of 4.0551% as of September 30, 2005 plus the applicable margin rate of 2.5% on the $400.0 million First Lien Facility and 5.0% on the $225.0 million Second Lien Facility. In addition, the recapitalization adjustment reflects the impact of the interest rate swap agreement with a notional amount of $312.5 million, which effectively converts a portion of the long-term debt from variable to fixed rates, as if such agreement was entered into as of January 1, 2004. Fixed interest rate payments under this agreement are at a per annum rate of 4.1066% and variable rate payments are based on three month U.S. dollar LIBOR which we based on the three month LIBOR rate of 4.0551% as of September 30, 2005. The blended interest rate associated with the $625 million of borrowings under the NTELOS Inc. senior secured credit facilities for each of the periods presented was approximately 7.5%.

A 0.125% increase or decrease in the assumed interest rate applicable to the Floating Rate Notes would change the pro forma interest expense and income before taxes by approximately $0.2 million for the year ended December 31, 2004 and approximately $0.1 million for the nine months ended September 30, 2005. A 0.125% increase or decrease in the assumed interest rate applicable to the combined borrowings under the

NTELOS Inc. senior secured credit facilities, exclusive of the interest rate swap agreement, would change the pro forma interest expense and income before taxes by approximately $1.0 million for the year ended December 31, 2004 and approximately $0.6 million for the nine months ended September 30, 2005.

(c)	Represents elimination of the equity share of the losses of NTELOS Inc. and its subsidiaries for the period February 24, 2005 through May 1, 2005 recognized by us prior to the closing on the acquisition of NTELOS Inc. on May 2, 2005. For the period February 24, 2005 through May 1, 2005, we held a 24.9% ownership interest in NTELOS Inc. and accounted for the investment under the equity method of accounting.

(d)	The recapitalization adjustment reflects advisory fees of $2.0 million per year payable to CVC Management LLC and Quadrangle Advisors LLC as if the effective date of the advisory agreements were January 1, 2004. We commenced recognizing advisory fees as corporate expenses as of the May 2, 2005 acquisition date. The pro forma adjustments represents the elimination of these costs to reflect the planned termination of these agreements following this offering.

(e)	Income tax expense for the pro forma year ended December 31, 2004, relates primarily to state minimum taxes. We project tax losses during this period. We have fully reserved deferred tax assets in excess of deferred tax liabilities that are expected to be recognized consistent with the timing of deferred tax asset realization. The pro forma adjustments contemplated in these statements would not change our assessment on this valuation reserve. Accordingly, no tax benefit has been recognized for these pro forma adjustments.

Income tax expense for the nine months ended September 30, 2005 relates to other minimum taxes and the effects of non-deductible restructuring charges of approximately $12.8 million related to the May 2, 2005 merger. The reversal of a tax asset reserve associated with the benefit from the use of any purchase date net operating loss carryforward is required to be recognized as a reduction of goodwill thus effectively increasing the tax provision.

Non Pro Forma Supplemental Statement of Operations Data

After completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Securities and Exchange Commission, or the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq National Market. We currently expect to incur additional incremental operating expenses, in addition to time and attention of management, to comply with reporting and other requirements applicable to public companies. These incremental costs could include SEC compliance, insurance, corporate secretary, shareholder relations, government relations and non-employee director costs. We estimate these additional incremental costs to be approximately $1.4 million on an annual basis. Actual incremental expenses could be materially different from these estimates. We also cannot predict or estimate the timing of such costs or the degree that our management’s attention to these matters will have on our business.

NTELOS Holdings Corp.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2005

	NTELOS Holdings Corp. Historical	Recapitalization Adjustments (a)	Adjusted Historical	Pro Forma Adjustments (b)	Pro Forma As Adjusted
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$16,260	$2,513	$18,773	$28,109	$46,882
Accounts receivable, net	35,437	—	35,437	—	35,437
Inventories and supplies	2,733	—	2,733	—	2,733
Other receivables and deposits	4,501	—	4,501	—	4,501
Income tax receivable	5,998	—	5,998	—	5,998
Prepaid expenses and other	5,193	—	5,193	—	5,193

Total current assets	70,122	2,513	72,635	28,109	100,744

Securities and investments	5,606	—	5,606	—	5,606
Property and equipment, net	349,737	—	349,737	—	349,737

Other assets
Goodwill	163,777	—	163,777	—	163,777
Franchise rights	32,000	—	32,000	—	32,000
Other intangibles, net	117,131	—	117,131	—	117,131
Radio spectrum licenses in service	114,050	—	114,050	—	114,050
Other radio spectrum licenses	1,356	—	1,356	—	1,356
Radio spectrum licenses not in service	16,088		16,088	—	16,088
Deferred charges	5,640	6,138	11,778	(6,138)	5,640

Total other assets	450,042	6,138	456,180	(6,138)	450,042

Total assets	$875,507	$8,651	$884,158	$21,971	$906,129

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$4,157	$—	$4,157	$—	$4,157
Convertible notes payable to Stockholders	5,755	—	5,755	—	5,755
Accounts payable	21,331	—	21,331	—	21,331
Advance billings and customer deposits	15,034	—	15,034	—	15,034
Other accrued liabilities	17,911	—	17,911	—	17,911

Total current liabilities	64,188	—	64,188	—	64,188

Long-term debt	619,171	133,650	752,821	(133,650)	619,171

Long-term liabilities
Deferred liabilities—interest rate swap	—	—	—	—	—
Deferred income taxes	33,371	—	33,371	—	33,371
Retirement benefits	12,448	—	12,448	—	12,448
Other	16,012	—	16,012	—	16,012

Total long-term liabilities	61,831	—	61,831	—	61,831

Minority interests	420		420	—	420

Stockholders’ equity	129,897	(124,999)	4,898	155,621	160,519

Total liabilities and stockholders’ equity	$875,507	$8,651	$884,158	$21,971	$906,129

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma financial data have been derived by the application of pro forma adjustments to our historical financial statements as of the date noted.

(a)	Recapitalization adjustments related to the completion of the Floating Rate Note offering, our receipt of the estimated net proceeds from the sale of the Floating Rate Notes and the payment of a dividend on our Class L common stock.

	Financing(1)	Transaction Fees and Expenses(2)	Distribution(3)	Total Net Recapitalization Adjustments
	(in thousands)
Cash and cash equivalents	$133,650	$(6,138)	$(124,999)	$2,513
Debt issuance costs	—	6,138	—	6,138
Long-term debt	133,650	—	—	133,650
Stockholders’ equity	—	—	(124,999)	(124,999)

(1)	The adjustment relates to the issuance of our new Floating Rate Notes issued on October 17, 2005 (net of discount of $1.4 million).
(2)	Represents the estimated cost incurred in selling the Floating Rate Notes, including underwriter fees, legal, accounting, printing and other related costs. The estimated costs are fully attributable to the Floating Rate Notes and will be recorded as deferred financing costs and will be amortized over the expected life of the obligations.
(3)	Represents the dividend distribution to Class L common stockholders that occurred on October 17, 2005.

(b)	Pro forma adjustments related to the completion of this offering, our receipt of the estimated net proceeds from the sale of the shares of common stock offered hereby and the application of such net proceeds as described under “Use of Proceeds.”

	Equity Offering Proceeds(1)	Transaction Fees and Expenses(2)	Redemption of Floating Rate Notes(3)	Advisory Agreements Termination(4)	Total Net Pro Forma Adjustments
	(in thousands)
Cash and cash equivalents	$200,000	$(15,000)	$(143,782)	$(13,109)	$28,109
Debt issuance costs	—	—	(6,138)	—	(6,138)
Long-term debt	—	—	(133,650)	—	(133,650)
Stockholders’ equity	200,000	(15,000)	(16,270)	(13,109)	155,621

(1)	We expect to issue $200.0 million of common stock in this offering.
(2)	Represents the estimated cost to be incurred in selling the shares of common stock, including underwriter fees, legal, accounting, printing and other related costs. The estimated costs are fully attributable to the new common stock and will be recorded as a reduction to proceeds received and stockholders’ equity.
(3)	Represents the elimination of debt issue cost associated with our Floating Rate Notes and the estimated cash requirements to redeem the Floating Rate Notes as follows:

Floating Rate Notes at par	$135,000
Accrued unpaid interest from date of issuance	8,782

Total cash requirements	$143,782

(4)	Represents estimated costs to terminate our advisory agreements with CVC Management LLC and Quadrangle Advisors LLC.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED

FINANCIAL AND OPERATING DATA

Historical financial data for NTELOS Inc. for the years ended December 31, 2000, 2001, 2002, 2003, 2004 and for the period from January 1, 2005 to May 1, 2005, and the historical financial data for NTELOS Holdings Corp. for the period from January 14, 2005 to June 30, 2005 are derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Historical financial data for NTELOS Inc. for the six months ended June 30, 2004 and for the nine months ended September 30, 2004 are derived from the unaudited consolidated financial statements of NTELOS Inc. Historical financial data for NTELOS Holdings Corp. for the period from January 14, 2005 to September 30, 2005 are derived from the unaudited consolidated financial statements of NTELOS Holdings Corp.

The selected historical and pro forma consolidated financial and operating information may not be indicative of our results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto and the unaudited financial statements and related notes included elsewhere in this prospectus.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

	NTELOS INC.									NTELOS HOLDINGS CORP.		PRO FORMA NTELOS HOLDINGS CORP.
	PREDECESSOR COMPANY				PREDECESSOR REORGANIZED COMPANY
	Year Ended 12/31/2000	Year Ended 12/31/2001	Year Ended 12/31/2002	1/1/2003 through 9/9/2003	9/10/2003 through 12/31/2003	Year Ended 12/31/2004	Six Months Ended 6/30/2004	Nine Months Ended 9/30/2004	1/1/05 through 5/1/2005	1/14/2005 through 6/30/2005	1/14/2005 through 9/30/2005	Year Ended 12/31/2004	Nine Months Ended 9/30/2005
(in thousands)
Consolidated Statements of Operations Data:
Operating revenues:
Wireless communications	$40,975	$127,103	$171,495	$132,766	$66,769	$234,682	$112,741	$173,843	$89,826	$45,242	$117,328	$234,682	$207,154
Wireline communications	59,408	87,931	98,220	71,103	32,434	105,251	52,310	79,301	35,508	17,834	45,280	105,251	80,788
Other communication services	16,374	9,968	9,151	3,920	962	1,769	1,114	1,440	343	124	346	1,769	689

	116,757	225,002	278,866	207,789	100,165	341,702	166,165	254,584	125,677	63,200	162,954	341,702	288,631

Operating expenses:
Cost of wireless sales (exclusive of items shown separately below)	18,657	47,808	48,868	31,836	15,113	47,802	23,620	35,411	18,703	9,666	24,224	47,802	42,927
Maintenance and support	31,177	62,508	64,408	42,056	18,784	62,929	30,182	46,957	21,084	10,654	27,539	62,929	48,623
Depreciation and amortization	37,678	82,281	82,924	51,224	18,860	65,175	31,427	47,724	23,799	14,713	37,149	78,371	66,091
Gain on sale of assets	(62,616)	(31,845)	(8,472)	—	—	—	—	—	(8,742)	—	—	—	(8,742)
Asset impairment charge	—	—	402,880	545	—	—	—	—	—	—	—	—	—
Accretion of asset retirement obligation	—	—	—	437	225	680	332	534	252	98	316	680	568
Customer operations	35,230	75,596	82,146	58,041	30,233	82,812	40,614	62,329	29,270	14,330	36,954	82,812	66,224
Corporate operations	11,441	18,586	17,914	18,342	6,272	26,942	15,188	20,319	8,259	4,643	12,360	26,942	19,789
Capital and operational restructuring charges	—	—	4,285	2,427	—	798	—	—	15,403	120	179	798	15,582

	71,567	254,934	694,953	204,908	89,487	287,138	141,363	213,274	108,028	54,224	138,721	300,334	251,062

Operating income (loss)	45,190	(29,932)	(416,087)	2,881	10,678	54,564	24,802	41,310	17,649	8,976	24,233	41,368	37,569
Other income (expenses):
Equity loss from investee	(12,259)	(1,286)	—	—	—	—	—	—	—	(1,213)	(1,213)	—	—
Interest expense	(31,407)	(76,251)	(78,351)	(26,010)	(6,427)	(15,740)	(8,470)	(13,605)	(11,499)	(7,893)	(15,127)	(56,250)	(34,398)
Other income (expenses)	434	5,679	(1,454)	(436)	768	374	(156)	235	270	125	355	374	4,108
Reorganization items, net	—	—	—	169,036	(145)	81	18	18	—	—	—	81	—

	(43,232)	(71,858)	(79,805)	142,590	(5,804)	(15,285)	(8,608)	(13,352)	(11,229)	(8,981)	(15,985)	(55,795)	(30,290)

	1,958	(101,790)	(495,892)	145,471	4,874	39,279	16,194	27,958	6,420	(5)	8,248	(14,427)	7,279
Income tax expense (benefit)	1,326	(34,532)	(6,464)	706	258	1,001	730	802	8,150	734	4,119	1,001	8,302

	632	(67,258)	(489,428)	144,765	4,616	38,278	15,464	27,156	(1,730)	(739)	4,129	(15,428)	(1,023)
Minority interests in (income) losses of subsidiaries	1,638	3,545	481	15	54	34	9	21	13	(31)	(43)	34	(30)

Net income (loss) before cumulative effect of accounting change	2,270	(63,713)	(488,947)	144,780	4,670	38,312	15,473	27,177	(1,717)	(770)	4,086	(15,394)	(1,053)
Cumulative effect of accounting change	—	—	—	(2,754)	—	—	—	—	—	—	—	—	—

Net income (loss)(1)	2,270	(63,713)	(488,947)	142,026	4,670	38,312	15,473	27,177	(1,717)	(770)	4,086	(15,394)	(1,053)
Dividend requirements on predecessor preferred stock	(8,168)	(18,843)	(20,417)	(3,757)	—	—	—	—	—	—	—	—	—
Reorganization items—predecessor preferred stock	—	—	—	286,772	—	—	—	—	—	—	—	—	—

Income (loss) applicable to common shares(1)	$(5,898)	$(82,556)	$(509,364)	$425,041	$4,670	$38,312	$15,473	$27,177	$(1,717)	$(770)	$4,086	$(15,394)	$(1,053)

	NTELOS INC.
	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2005
	(dollars in thousands, other than ARPU and CPGA data)
Other data—consolidated:
Capital expenditures	$73,164	$58,520	$60,074	$46,289	$60,508

Other data—wireless communications:
Operating Income (Loss)	$(410,177)	$(14,789)	$20,722	$15,278	$24,576
Depreciation and amortization	61,141	47,556	44,557	32,478	42,464
Gain on sale of assets	(3,076)	—	—	—	—
Asset impairment charge	366,950	—	—	—	—
Accretion of asset retirement obligation	—	610	605	465	542
Capital expenditures	$49,330	$37,098	$35,764	$27,310	$39,548
Wholesale revenues	$33,886	$32,916	$51,581	$37,506	$45,768
PostPay subscribers at period end		209,876	232,781	224,643	248,307
Total subscribers at period end		286,368	302,155	293,916	328,035
PostPay ARPU(2)			$50.39	$50.08	$54.40
Total ARPU(2)			$48.30	$47.97	$52.42
Total data ARPU(2)			$0.36	$0.24	$1.72
CPGA(3)			$382	$382	$362
PostPay churn(4)			2.3%	2.3%	2.3%
Total churn(4)			3.3%	3.3%	3.1%
Covered POPs (000) at period end(5)	4,817	4,860	4,903	4,881	5,017

Other data—wireline communications:
Operating Income	$11,073	$37,436	$38,771	$28,900	$27,584
Depreciation and amortization	18,338	20,783	19,979	14,929	18,208
Gain on sale of assets	—	—	—	—	—
Asset impairment charge	20,900	—	—	—	—
Accretion of asset retirement obligation	—	52	49	35	41
Capital expenditures	20,575	17,061	18,551	14,539	15,100
Total access lines(6)		89,553	90,442	89,763	91,752
DSL/Broadband connections		7,488	10,648	9,775	13,157

	NTELOS INC.					NTELOS HOLDINGS CORP.
	As of December 31, 2000	As of December 31, 2001	As of December 31, 2002	As of December 31, 2003	As of December 31, 2004	As of September 30, 2005 Actual	As of September 30, 2005 Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,637	$7,293	$12,216	$48,722	$34,187	$16,260	$46,882
Property and equipment, net	329,055	465,944	434,455	360,698	356,129	349,737	349,737
Total assets	1,079,017	1,196,886	729,521	650,223	620,457	875,507	906,129
Total debt, net	556,287	612,416	642,722	310,303	180,251	629,083	629,083
Redeemable convertible preferred stock	246,906	265,747	286,164	—	—	—	—
Total stockholders’ equity	135,959	173,566	(342,677)	205,547	318,181	129,897	160,519

(1)	Excludes income from discontinued operation, net of tax of $0.4 million and gain on sale of discontinued operation, net of tax of $16.0 million for the year ended December 31, 2000.

(2)	Average monthly revenues per handset/unit in service, or ARPU, is an industry metric that measures service revenues per period divided by the weighted average number of handsets in service during that period. ARPU as defined below may not be similar to ARPU measures of other companies, is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We closely monitor the effects of new rate plans and service offerings on ARPU in order to determine their effectiveness. We believe ARPU provides management useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. The table below provides a reconciliation of subscriber revenues used to calculate ARPU, PostPay ARPU, total data ARPU and PostPay data ARPU to wireless communications revenue shown in our consolidated statements of operations.

(dollars in thousands, other than ARPU data )	Year Ended December 31, 2004	Nine Months Ended September 30,
		2004	2005
Wireless communications revenues	$234,682	$173,843	$207,154
Less: equipment revenues from sales to new customers	(10,195)	(7,744)	(9,178)
Less: equipment revenues from sales to existing customers	(2,145)	(1,492)	(2,668)
Less: wholesale revenues	(51,581)	(37,506)	(45,768)
Plus (less): other revenues and adjustments	(823)	(922)	934

Wireless gross subscriber revenues	$169,938	$126,179	$150,474
Less: paid in advance and prepay subscriber revenues	(37,358)	(28,794)	(31,183)
Plus (less): adjustments	80	268	(1,072)

Wireless gross PostPay subscriber revenues	$132,660	$97,653	$118,219

Average subscribers	293,219	292,252	318,923
ARPU	$48.30	$47.97	$52.42

Average PostPay subscribers	219,382	216,668	241,468
PostPay ARPU	$50.39	$50.08	$54.40

Wireless gross subscriber revenues	$169,938	$126,179	$150,474
Less: wireless voice and other feature revenues	(168,678)	(125,557)	(145,549)

Wireless data revenues	$1,260	$622	$4,925

Average subscribers	293,219	292,252	318,923
Total data ARPU	$0.36	$0.24	$1.72

(3)

CPGA is cost per gross addition and summarizes the average cost to acquire new customers during the period. CPGA is a non-GAAP financial measure that is computed by adding the income statement component of merchandise cost of sales, which is included in cost of wireless sales expense, and sales and marketing, which is included in customer operations expense and reduces that amount by the equipment revenues from sales to new customers, which is included in wireless communications revenues. The net result of these components is then divided by the gross subscriber additions during the period. We believe CPGA is a useful measure used to compare our average cost to acquire a new subscriber to that of other wireless communications providers, although other wireless communications providers may include or exclude certain items from their calculations which may make the comparison less meaningful. The inclusion of merchandise cost of sales net of the equipment revenues from sales to new customers is critical to our understanding of how much it costs us to acquire a new subscriber. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table calculates CPGA from our consolidated financial statements (excluding subscriber data):

	Year Ended December 31, 2004	Nine Months Ended September 30,
(dollars in thousands, except CPGA)		2004	2005
Cost of wireless sales	$47,802	$35,411	$42,927
Less: access, roaming, and other cost of sales	(26,363)	(19,732)	(23,696)

Merchandise cost of sales	$21,439	$15,679	$19,231

Customer operations	$82,812	$62,329	$66,224
Less: wireline and other segment expenses	(13,700)	(11,794)	(10,469)
Less: wireless customer care, billing, bad debt and other expenses	(29,344)	(21,981)	(24,033)

Sales and marketing	$39,768	$28,554	$31,722

Merchandise cost of sales	$21,439	$15,679	$19,231
Sales and marketing	39,768	28,554	31,722
Less: equipment revenues from sales to new customers	(10,195)	(7,744)	(9,178)

Total CPGA costs	$51,012	$36,489	$41,775

Gross subscriber additions	133,417	95,517	115,541
CPGA	$382	$382	$362

(4)	Total churn is the rate of customer turnover expressed as a percentage of our overall average customers for the reporting period. Customer turnover includes both customers that elected voluntarily to discontinue using our service and customers that were involuntarily terminated from using our service because of non-payment. Total churn is calculated by dividing the number of customers that discontinue service by our overall average customers for the reporting period and dividing the result by the number of months in the period. PostPay churn is the churn rate of our PostPay customers during the period measured. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(5)	We hold PCS licenses to operate in 29 basic trading areas, with a licensed population of 8.7 million, and we have deployed a CDMA network in 20 basic trading areas which currently cover a total population of the number of potential subscribers reflected in the table.
(6)	Includes rural telephone company and competitive wireline access lines and bundles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition in conjunction with our “Unaudited Pro Forma Condensed Consolidated Financial Data,” our “Selected Historical and Pro Forma Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward looking statements that involve risks and uncertainties. For additional information regarding some of these risks and uncertainties that affect our business and the industry in which we operate, please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading provider of wireless and wireline communications services to consumers and businesses in Virginia and West Virginia under the NTELOS brand name. We concentrate on providing services that we believe represent high growth opportunities for us. For the year ended December 31, 2004, we recognized operating revenues of $341.7 million, which represents a compound annual growth rate from 2001 to 2004 of approximately 15%. For the nine months ended September 30, 2005, we recognized operating revenues of $288.6 million, which represented an increase of 13% over the same period in 2004. For the nine months ended September 30, 2005, our wireless and wireline revenues accounted for approximately 72% and 28% of our total revenues, respectively.

Our wireless operations are composed of an NTELOS branded retail business and a wholesale business that we operate under an exclusive contract with Sprint Nextel. We believe our regional focus and contiguous service area provide us with a differentiated competitive position relative to our primary competitors, all of whom are national providers. Our wireless revenues have experienced a 23% compound annual growth rate from 2001 to 2004. Our wireless operating income has grown from a loss of approximately ($80.2) million in 2001 to approximately $20.7 million in 2004, and for the nine months ended September 30, 2005, our wireless operating income was $24.5 million, an increase of $9.2 million, or approximately 61%, over the same period in 2004. We hold digital PCS licenses to operate in 29 basic trading areas with a licensed population of 8.7 million, and we have deployed a network using CDMA in 20 basic trading areas which currently covers a total population of 5.0 million potential subscribers. As of September 30, 2005, our wireless retail business had approximately 328,000 NTELOS branded subscribers, representing a 6.5% penetration of our total covered population. In 2004 we entered into a seven-year exclusive network agreement to be a wholesale provider of network services for Sprint Spectrum, the wireless subsidiary of Sprint Nextel. Under the Strategic Network Alliance, we are the exclusive PCS network service provider through July 2011 to all Sprint Nextel wireless services offered to approximately 3 million people in our western Virginia and West Virginia service area, which we deliver over our CDMA 3G 1xRTT network utilizing our own spectrum. For the nine months ended September 30, 2005, we realized wholesale revenues of $45.8 million, primarily related to the Strategic Network Alliance, representing an increase of 22% over the same period in 2004 when we provided similar services under a predecessor agreement to one of Sprint Nextel’s affiliate partners.

Founded in 1897, our wireline business and its predecessor organizations have consistently outperformed the service benchmarks set by the Virginia State Corporation for telephone service. Our wireline incumbent local exchange carrier business is conducted through two subsidiaries that qualify as rural telephone companies, or RLECs, under the Telecommunications Act. These two RLECs provide wireline communications services to residential and business customers in the western Virginia communities of Waynesboro, Covington, Clifton Forge and portions of Botetourt and Augusta Counties. As of September 30, 2005, we operated 47,224 RLEC telephone access lines and 13,157 broadband access connections in our markets, and we had completed the investment required to offer DSL services in 90% of our service area. In 1998, we began to leverage our wireline network infrastructure to offer CLEC communication services in Virginia and West Virginia outside our RLEC coverage area, and as of September 30, 2005, we served customers with approximately 45,000 CLEC access line connections. Our CLEC business markets and sells local, long distance, and high-speed data services almost exclusively to business customers, with residential service limited to bundled service offerings with DSL. We also own a 1,900 mile regional fiber- optic network which directly connects our networks with many of the largest markets in the mid-Atlantic region.

We were formed in January 2005 by the CVC Entities and the Quadrangle Entities for the purpose of acquiring NTELOS Inc. On January 18, 2005, we entered into a transaction agreement with NTELOS Inc. and certain of its shareholders to acquire NTELOS Inc. In accordance with this agreement, we acquired 24.9% of the NTELOS Inc. common stock and stock warrants on February 24, 2005. We completed our acquisition of all of NTELOS Inc.’s remaining common stock, warrants and vested options by means of a cash merger on May 2, 2005. In connection with our acquisition of NTELOS Inc. on May 2, 2005, we assumed approximately $625.7 million in debt including $624.0 million of the NTELOS, Inc. senior secured credit facilities and $1.7 million of capital lease obligations. Following the merger transaction on May 2, 2005, NTELOS Inc. became our wholly-owned subsidiary. Accordingly, we began consolidating the results of NTELOS Inc. into our financial statements on this date. See Notes 1, 2 and 6 to our June 30, 2005 audited consolidated financial statements for further discussion of the merger and recapitalization of NTELOS Inc. that occurred concurrent with the merger transaction.

For purposes of this discussion, and to provide comparable period financial results for the six months ended June 30, 2004 and 2005 and nine months ended September 30, 2004 and 2005, we have combined the results of NTELOS Inc. from January 1, 2005 to May 1, 2005 with our results from May 2, 2005 to June 30, 2005 and with our results from May 2, 2005 to September 30, 2005 as applicable. We had no operating activities prior to the acquisition of NTELOS Inc.

Prior to filing for bankruptcy, competition in the wireless telecommunications sector resulted in a modification to NTELOS Inc.’s business forecast, including a general reduction in growth prospects. In addition, capital and lending prospects for telecommunications companies continued to deteriorate. Telecommunication asset value deterioration also exacerbated NTELOS Inc.’s ability to comply with certain covenants. At December 31, 2002, the carrying amount of NTELOS Inc.’s total outstanding debt was $642.7 million. At that time, NTELOS Inc. entered into an amendment and waiver with the lenders under its senior credit facility which restricted the amounts that it could borrow. As a result of the above factors, it was unable to reach an agreement with its debtholders on an out-of-court restructuring plan. Thereafter, on March 4, 2003, NTELOS Inc. and certain of its subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia. As part of its reorganization, $357.2 million (face amount of $375.0 million) of NTELOS Inc.’s debt was converted to equity. NTELOS Inc. emerged from the Bankruptcy Court proceedings pursuant to the terms of the plan of reorganization on September 9, 2003.

Since 2003, our results of operations have substantially improved. Our wireless operating income has grown from a loss of approximately $(80.2) million in 2001 to approximately $20.7 million in 2004, and for the nine months ended September 30, 2005, our wireless operating income was $24.5 million, an increase of $9.2 million, or approximately 61%, over the same period in 2004. To facilitate comparisons with full year 2004 and 2002 operating results, we have presented the results of NTELOS Inc. operations for 2003 for the predecessor and predecessor reorganized company on a combined basis representing results for the twelve months ended December 31, 2003. We believe this comparison provides the most practical way to comment on the results of operations.

Effects of Becoming a Public Company

After completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act and the other rules and regulations of the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of The Nasdaq National Market.

We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $1.8 million of incremental operating expenses in our first year of being a public company and an estimated $1.4 million per year thereafter. The incremental costs are estimates, and actual incremental expenses could be materially different from these estimates. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we are an “accelerated filer” (as defined under Rule 12b-2 under the Exchange Act) as of December 31, 2006, then Section 404 of the Sarbanes-Oxley Act will require that we evaluate and determine the effectiveness of our internal control over financial reporting as of December 31, 2006. If we or our independent registered public accounting firm determine that we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the December 31, 2006 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations.

Other Overview Discussion

To supplement our financial statements presented on a GAAP basis, throughout this document we reference non-GAAP measures, such as ARPU, to measure operating performance for which our operating managers are responsible and upon which we evaluate their performance.

Average monthly revenues per handset/unit in service, or ARPU, is a telecommunications industry metric that measures service revenues per period divided by the weighted average number of handsets in service during that period. ARPU as defined below may not be similar to ARPU measures of other companies, is not a measurement under GAAP and should be considered in addition to, but not as a substitute for, the information contained in our statement of operations. We closely monitor the effects of new rate plans and service offerings on ARPU in order to determine their effectiveness. We believe ARPU provides management useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high-value customers. The table below provides a reconciliation of subscriber revenues used to calculate ARPU to wireless communications revenues shown in our consolidated statements of operations.

(dollars in thousands, other than ARPU data)	Six Months Ended June 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Wireless communications revenues	$112,741	$135,068	$173,843	$207,154
Less: equipment revenues from sales to new customers	(5,376)	(6,222)	(7,744)	(9,178)
Less: equipment revenues from sales to existing customers	(1,026)	(1,737)	(1,492)	(2,668)
Less: wholesale revenues	(23,382)	(29,918)	(37,506)	(45,768)
Plus (less): other revenues and adjustments	(324)	695	(922)	934

Wireless gross subscriber revenues	$82,633	$97,886	$126,179	$150,474
Less: paid in advance and prepay subscriber revenues	(19,960)	(20,601)	(28,794)	(31,183)
Plus (less): adjustments	106	(809)	268	(1,072)

Wireless gross PostPay subscriber revenues	$62,779	$76,476	$97,653	$118,219

Average subscribers	291,351	314,644	292,252	318,923
ARPU	$47.27	$51.85	$47.97	$52.42

Operating Revenues

Our revenues are generated from the following categories:

•	wireless PCS, consisting of retail revenues from PostPay and PrePay plan access, data services, equipment revenues and feature services; and wholesale revenues from the Strategic Network Alliance and roaming from other carriers;

•	wireline communications, including RLEC service revenues, CLEC service revenues, internet, fiber optic network usage (or carrier’s carrier services), and long distance revenues; and

•	other communications services revenues, including revenues from paging, our sale and lease of communications equipment and revenue from leasing excess building space.

Operating Expenses

Our operating expenses are generally incurred from the following categories:

•	cost of wireless sales, exclusive of other operating expenses shown separately, including digital PCS handset equipment costs which, in keeping with industry practice, we sell to our customers at a price below our cost, and usage-based access charges, including long distance, roaming charges, and other direct costs incurred in accessing other telecommunications providers networks in order to provide wireless services to our end-use customers;

•	maintenance and support expenses, including costs related to specific property, plant and equipment, as well as indirect costs such as engineering and general administration of property, plant and equipment; leased facility expenses for connection to other carriers, cell sites and switch locations;

•	depreciation and amortization, including depreciable long lived property, plant and equipment and amortization of intangible assets where applicable;

•	accretion of asset retirement obligation, or ARO;

•	customer operations expenses, including marketing, product management, product advertising, selling, billing, publication of a regional telephone directory, customer care, directory services and bad debt expenses;

•	corporate operations expenses, including taxes other than income, executive, accounting, legal, purchasing, information technology, human resources and other general and administrative expenses; and

•	capital restructuring charges associated with our acquisition of NTELOS Inc.

Other Income (Expenses)

Our other income (expenses) are generated (incurred) from interest expense, including changes in fair value of our interest rate swap instrument, our equity share of the loss of NTELOS Inc. from our 24.9% investment in NTELOS Inc. for the period February 24, 2005 through May 1, 2005, reorganization items associated with our prior bankruptcy filing, and other income (expenses).

Income Taxes

Our income tax liability or benefit and effective tax rate increases or decreases based upon changes in a number of factors, including our pre-tax income or loss, net operating losses and related carryforwards, valuation allowances, alternative minimum tax credit carryforwards, state minimum tax assessments, gain or loss on the sale of assets and investments, write-down of assets and investments, non-deductible amortization and other tax deductible amounts.

Minority Interests in Losses (Earnings) of Subsidiaries

Our minority interest relates to an RLEC segment investment in a partnership that owns certain signaling equipment and provides service to a number of small RLECs. We have a 97% majority interest in the Virginia PCS Alliance L.C., or the VA Alliance, that provides PCS services to a 1.98 million populated area in central and western Virginia. The VA Alliance has incurred significant operating losses since it initiated PCS services in 1997. We have recognized a minority interest credit adjustment only to the extent of capital contributions from the 3% minority owners. No such contributions were made during the nine months ended September 30, 2005 and 2004. Amounts related to the RLEC segment minority interest were not material for all periods presented.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

OVERVIEW

Operating revenues increased $34.0 million, or 13%, from $254.6 million for the nine months ended September 30, 2004, to $288.6 million for the nine months ended September 30, 2005. Operating income improved $0.6 million, or 1%, from $41.3 million for the nine months ended September 30, 2004 to $41.9 million for the current year period.

As a result of a 12% growth in subscribers, a 9% increase in ARPU and a 22% increase in wholesale revenue, primarily under our Strategic Network Alliance, our gross wireless operating revenues increased $33.3 million, or 19%, for the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004. Total wireless operating expenses before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and capital restructuring charges over these periods grew $14.0 million, or 11%, driven by a $6.5 million increase in cost of sales due to a 21% increase in gross subscriber additions and the continued implementation of data products in the first nine months of 2005. Excluding cost of sales, the remaining increase of $5.5 million, or 7%, was primarily due to increased retention costs of the larger subscriber base and selling expenses associated with the increase in gross subscriber additions.

Wireline communications services realized revenue improvement of $1.5 million, or 2%, in the first nine months of 2005 compared to the first nine months of 2004. Wireline operating expenses before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and capital restructuring charges decreased $0.5 million, or 1%, from $35.4 million for the nine months ended September 30, 2004 to $35.0 million for the nine months ended September 30, 2005. Our RLEC customers decreased by 2% as of September 30, 2005 compared to September 30, 2004. Our CLEC and Broadband customers increased by 8% and 34%, respectively, as of September 30, 2005 compared to September 30, 2004, and our dial-up internet customers declined by 17% as of September 30, 2005 compared to September 30, 2004.

Other communications services revenue declined $0.7 million, from $1.4 million for the first nine months of 2004 to $0.7 million for the first nine months of 2005 due to the exit from our wireless cable business in the first quarter of 2004 and reduced equipment sales in communications services and decline in the paging business.

OPERATING REVENUES

	Nine Months Ended September 30,		$ Variance	% Variance
Operating Revenues	2005	2004
	(dollars in thousands)
Wireless PCS	$207,154	$173,843	$33,311	19%

Wireline
RLEC	42,024	42,276	(252)	(1)%
Competitive wireline	38,764	37,025	1,739	5%

Total wireline	80,788	79,301	1,487	2%
Other	689	1,440	(751)	(52)%

Total	$288,631	$254,584	$34,047	13%

WIRELESS COMMUNICATIONS REVENUES—Wireless communications revenues increased $33.3 million, or 19%, from the nine months ended September 30, 2004 to the nine months ended September 30, 2005, primarily due to an increase in our NTELOS branded net subscriber revenue of $22.4 million, or 18%, an $8.3 million, or 22%, increase in wholesale and roaming revenues, and a $2.6 million increase in equipment sales revenues. Subscriber revenues reflected subscriber growth of 9%, or 34,119 subscribers, from 293,916 subscribers at September 30, 2004 to 328,035 subscribers at September 30, 2005 and an increase in ARPU of 9% from $47.97 to $52.42 for the nine months ended September 30, 2004 and September 30, 2005, respectively. The increase in ARPU was driven in part by increased data revenue per subscriber. Gross subscriber additions were 21% greater in the first nine months of 2005, at 115,541, compared to 95,517 for the first nine months of 2004, contributing to the growth in both subscriber and equipment sales revenues. PostPay subscriber churn remained stable over the comparative periods at 2.2%. Reductions in total subscriber churn contributed to the net subscriber growth as total churn declined from 3.3% to 3.0% for the first nine months of 2004 and 2005, respectively. The increase in wholesale revenues was driven by increased voice and data usage under the Strategic Network Alliance as wholesale revenues grew 22% from $37.0 million for the nine month period ending September 30, 2004 to $45.0 million for the nine month period ending September 30, 2005. Our wholesale revenues are derived primarily from the voice and data usage by Sprint Nextel customers who live in the Strategic Network Alliance service area, our Home wholesale subscribers, and those customers of Sprint Nextel, and affiliates of Sprint Nextel such as Virgin Mobile and Qwest, who use our voice and data services while traveling through the Strategic Network Alliance service area.

Our wireless wholesale business began in 1999 when we signed a ten-year agreement with Horizon PCS to carry Horizon PCS’s traffic in our territories in western Virginia and West Virginia. On August 15, 2003, Horizon PCS filed for Chapter 11 bankruptcy protection. On June 15, 2004, Sprint purchased from Horizon PCS the 97,000 PCS subscribers in the markets covered by our wholesale network service agreement. We refer to these subscribers together with new subscribers acquired by Sprint Nextel in the Strategic Network Alliance coverage area as Home wholesale subscribers. NTELOS Inc. and Sprint Nextel executed a new seven-year exclusive wholesale agreement, concurrent with this transaction which we refer to herein as the Strategic Network Alliance. While management believes the merger of Sprint and Nextel will likely have a positive impact for our wholesale business, the level of future wholesale revenue to be generated under this agreement is uncertain. Further, it is possible that there will be additional consolidation among the Sprint Nextel network affiliates and the potential impact of any such future consolidation is unknown. See “Risk Factors.”

WIRELINE COMMUNICATIONS REVENUES—Wireline communications revenues increased $1.5 million, or 2%, from $79.3 million for the nine months ended September 30, 2004 to $80.8 million for the nine months ended September 30, 2005.

•	RLEC Revenues. RLEC revenues, which include local service, access and toll service, directory advertising and calling feature revenues from our RLEC customers decreased $0.3 million, or 1%, from $42.3 million for the nine months ended September 30, 2004, to $42.0 million for the nine months ended September 30, 2005. Access lines decreased 2% over the respective periods, with lines totaling 48,300 at September 30, 2004 and 47,200 at September 30, 2005. These line losses are reflective of reduction in Centrex lines, wireless substitution, loss of second lines and the closings of small local dial-up ISPs who were our customers. These losses, to date, do not reflect the introduction of competitive voice service offerings, such as from cable companies or CLECs, in our markets. Should this type of competition be introduced in the future, our RLEC line loss may increase and related revenues may be adversely impacted. Somewhat offsetting revenue losses related to access line loss was a $1.1 million, or 4% improvement in access revenues, driven by increases in carrier access minutes from the nine months ended September 30, 2004 to the nine months ended September 30, 2005, due primarily to the growth in usage by wireless carriers. Due to a bi-annual reduction in rates charged for tandem switching, effective July 1, 2005, we will have lower pricing in future periods. We expect this July 1, 2005 price reduction to adversely impact access revenues by approximately $2.9 million when annualized; however, we expect our continued increase in carrier access minutes to offset the impact of the reduction in the per minute pricing.

•	Competitive Wireline Revenues. Competitive wireline total operating revenues, including revenues from CLEC, network and internet operations increased $1.7 million, or 5%, from $37.0 million for the nine months ended September 30, 2004, to $38.8 million for the nine months ended September 30, 2005. Revenue from transport and private line/special access services in the CLEC/Network increased by $1.4 million, or 16%, over the comparative periods. Revenues from CLEC local access increased by $0.2 million or 3%, consistent with local access line growth, which excludes primary rate interface lines, from approximately 28,300 lines at September 30, 2004 to 29,300 lines at September 30, 2005. Losses of dial-up subscribers continued with 7,388 fewer customers at September 30, 2005, than at September 30 2004, a loss of 17%. Dial-up revenues reflected this loss and previous price reductions for this product with a $2.0 million or 27% loss from the nine months ended September 30, 2004 to September 30, 2005. Customer increases for Broadband products, including DSL, dedicated internet and wireless broadband, totaled 35% and Broadband revenues increased from $5.3 million for the nine months ended September 30, 2004 to $6.2 million for the nine months ended September 30, 2005. The market for DSL and other broadband internet products in our regions is significantly smaller than that of the dial-up product and thus increases in revenues on these products has trailed that of the decline in dial-up revenues. Revenues from integrated access new product offerings for 2005 were $0.3 million for the nine months ended September 30, 2005. Long distance customers grew 23% over the comparable periods, from 31,400 at September 30, 2004 to 38,700 at September 30, 2005. Long distance revenues grew 15%, less than the customer growth percentage due to bundled pricing, from $2.5 million for the nine months ended September 30, 2004 to $2.9 million for the nine months ended September 30, 2005.

OTHER COMMUNICATIONS SERVICES REVENUES—Other communications services revenue declined $0.7 million, from $1.4 million for the nine months ended September 30, 2004, to $0.7 million for the nine months ended September 30, 2005, due to the exit from our wireless cable business in the first quarter of 2004 and reduced equipment sales in communication services and continued decline in our paging business.

OPERATING EXPENSES

The following table identifies our operating expenses on a business segment basis, consistent with the table presenting operating revenues above:

	Nine Months Ended September 30,
Operating Expenses	2005	2004	$ Variance	% Variance
	(dollars in thousands)
Wireless PCS	$139,623	$125,622	$14,001	11%

Wireline
RLEC	10,474	12,323	(1,849)	(15)%
Competitive wireline	24,501	23,114	1,387	6%

Total wireline	34,975	35,437	(462)	(1)%
Other	3,795	3,957	(162)	(4)%

Operating expenses, before depreciation and amortization, accretion of asset retirement obligation, gain on sale of assets and capital restructuring charges	178,393	165,016	13,377	8%
Depreciation and amortization	60,948	47,724	13,224	28%
Accretion of asset retirement obligation	568	534	34	6%
Gain on sale of assets	(8,742)	—	(8,742)	(100)%
Capital restructuring charges	15,582	—	15,582	100%

Total operating expenses	$246,749	$213,274	$33,475	16%

The following describes our operating expenses on an aggregate basis and on a basis consistent with our financial statement presentation.

TOTAL OPERATING EXPENSES—As noted above, total operating expenses increased $33.5 million, or 16%, from $213.3 million for the nine months ended September 30, 2004 to $246.7 million for the nine months ended September 30, 2005. Operating expenses before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and capital restructuring charges increased $13.4 million, or 8%, from $165.0 million to $178.4 million for the nine months ended September 30, 2004 and 2005, respectively. Wireless operating expenses, before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and capital restructuring charges increased $14.0 million, or 11%, from the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2005, due to direct costs associated with a higher subscriber base and a 21% increase in customer gross additions for the nine months ended September 30, 2005, compared to the same period in 2004. Wireline operating expenses, before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and capital restructuring charges decreased $0.5 million for the nine months ended September 30, 2005, as compared to the nine months ended September 30, 2004. RLEC operating expenses decreased $1.8 million due primarily to a decrease in bad debt expenses and reductions in compensation related expenses related to efficiency driven headcount reductions. Competitive wireline operating expenses increased $1.4 million due to the increased customer base, including a $0.9 million increase in the cost of unbundled network elements. Operating expenses, before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and capital restructuring charges, from the other communication service businesses decreased $0.2 million, or 4% from the nine months ended September 30, 2004, to the nine months ended September 30, 2005.

COST OF WIRELESS SALES—Cost of wireless sales increased $7.5 million, or 21%, from $35.4 million for the nine months ended September 30, 2004 to $42.9 million for the nine months ended September 30, 2005. Equipment cost of sales, or COS, increased $3.5 million primarily due to the year over year increase in the number of gross customer additions. Cell site access, toll and other wireless COS increased $4.0 million, or 20%, over the comparative periods related to the increased subscriber base and the associated additional network usage.

MAINTENANCE AND SUPPORT EXPENSES—Maintenance and support expenses increased $1.6 million, or 4%, from $47.0 million to $48.6 million for the nine months ended September 30, 2004 and 2005, respectively. The primary driver of this expense increase is related to transport and access expense which increased due to the wireless PCS and wireline CLEC growth and CLEC access line charge increases. Cell site costs also increased for wireless reflecting the larger subscriber base and the addition of 27 cell sites placed in service during 2005. We also had 11 new cell sites under construction at September 30, 2005 in connection with planned network expansion and enhancements. Accordingly, when these and future cell sites are placed in service, we expect these costs to increase.

DEPRECIATION AND AMORTIZATION EXPENSES—Depreciation and amortization expenses increased $13.2 million, or 28%, from $47.7 million for the nine months ended September 30, 2004 to $60.9 million for the nine months ended September 30, 2005. As of the May 2, 2005 merger date, the Company revalued its long-lived assets. As a result, depreciable fixed assets were written down $12.2 million but other intangibles increased $54.5 million. The increase in other intangibles resulted in a monthly increase in amortization expense of approximately $.8 million ($9.4 million annually) for the periods after May 1, 2005 as compared to amortization of other intangibles for the period ended May 1, 2005 and before. From September 30, 2004 to September 30, 2005, we purchased approximately $74.3 million of depreciable property, plant and equipment. Additionally, depreciation expense was accelerated for the first nine months of 2005 for certain wireless switching assets which have been scheduled for replacement or elimination related to newly planned network upgrades including a 2G to 3G upgrade for numerous cell sites in our Virginia East wireless markets. As we continue to exit the paging business, depreciation expense was accelerated for certain assets related to the paging network.

ACCRETION OF ASSET RETIREMENT OBLIGATIONS—Accretion of asset retirement obligations increased $0.1 million from $0.5 million to $0.6 million over the respective nine-month periods ended September 30, 2004 and 2005. This charge is recorded in order to accrete the estimated asset retirement obligation over the life of the related asset up to its future expected settlement cost.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses increased $3.9 million, or 6%, from $62.3 million for the nine months ended September 30, 2004 to $66.2 million for the nine months ended September 30, 2005. This increase is related to the direct costs associated with the 21% increase in wireless PCS gross customer additions in the comparative periods including employee and agent sales commissions and customer retention costs which increased $2.1 million, or 40%, reflecting the larger wireless subscriber base.

CORPORATE OPERATIONS EXPENSES—Corporate operations expenses increased $0.3 million, or 1%, from $20.3 million to $20.6 million for the nine months ended September 30, 2004 and 2005, respectively. This relatively small increase is primarily due to a $1.9 million operating tax accrual relating to certain unbilled locality taxes and $0.6 million of legal and professional fees related to the Horizon PCS settlement and our Sprint wholesale agreement recorded in 2004 and which were not recurring in 2005. Significant increases in corporate operations expenses for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 included $0.8 million in advisory fees which commenced May 2, 2005; $0.3 million of regulatory fees, primarily wireless USF contributions driven by increased revenues; $0.4 million in pension expense due to a .5% decrease in the discount rate assumption, from 6.0% to 5.5%, over the comparable periods which was made in connection with the application of purchase accounting on May 2, 2005; and $0.5 million in salaries and wages due to planned increases and increased personnel to support customer growth.

CAPITAL RESTRUCTURING CHARGES—Capital restructuring charges of $15.6 million were recorded in the first nine months of 2005 for legal, financial and consulting costs, accelerated payment of certain retirement obligations, and retention related costs, all of which are directly attributable to the refinancing merger transactions. On January 18, 2005, NTELOS Inc. and certain of its shareholders entered into an agreement pursuant to which NTELOS Inc. would be recapitalized and sold to us. We were formed in contemplation of this transaction. On February 24, 2005, NTELOS Inc. borrowed $625 million from the new $660 million senior secured credit facilities and used these proceeds to refinance substantially all of its existing indebtedness and repurchase, pursuant to a tender offer for $440 million or approximately 75% of its existing common stock, warrants and options. On May 2, 2005, we acquired all of NTELOS Inc.’s remaining common shares, warrants and options by means of a merger. The recapitalization and sale is described in Note 2 of the footnotes to the financial statements and in detail in Note 2 to NTELOS Inc.’s June 30, 2005 audited financial statements.

OTHER INCOME (EXPENSES)

Interest expense on debt instruments for the comparative nine month periods increased $16.1, or 120%, from $13.4 million to $29.4 million. The increase was due to the signing of our new $660 million senior secured credit facilities on February 24, 2005. The proceeds of the $660 million senior secured credit facilities were used to repay the outstanding balance of the existing $325 million senior credit facility and other senior secured debt obligations (See Note 2 to NTELOS Inc.’s June 30, 2005 audited consolidated financial statements). Interest expense relating to the $325 million senior credit facility for the nine months ended September 30, 2005 was $1.5 million compared to $7.6 million for the same period in 2004. Interest expense relating to our new $625 million facility was $24.8 for the nine months ended September 30, 2005. Interest expense - change in fair value of interest rate swap instrument changed $3.0 million, from a loss of $0.2 million to a $2.8 million gain for the nine months ended September 30, 2004 and 2005, respectively. Concurrent with the inception of the new $625 million NTELOS Inc. senior secured credit facilities we entered into an interest rate swap agreement with a notional amount of $312.5 million. This interest rate swap agreement was not designated as an interest rate hedge instrument for accounting purposes and therefore the changes in the market value of the swap agreement were recorded as a charge or credit to interest expense - change in fair value of interest rate swap instrument. In the nine months ended September 30, 2004, we had a swap agreement with a notional amount of $162.5 million related to the $325 million senior credit facility and elected not to designate the swap agreement as an interest rate hedge instrument for accounting purposes. Therefore, the payments were recorded as a reduction of the associated swap agreement obligation. Changes between the fair value and carrying value of the previous swap obligation were also included as adjustments to gain (loss) on interest rate swap agreement.

We recorded gains on sale of assets totaling $8.7 million for the nine months ended September 30, 2005. This consisted primarily of the February 2005 sale of certain inactive PCS licenses covering populations in Pennsylvania resulting in a gain of approximately $5.2 million, and the sale of the MMDS spectrum licenses, spectrum leases and wireless cable equipment in the Richmond, Virginia market, resulting in a gain of approximately $3.5 million. See Note 8 to NTELOS Inc.’s June 30, 2005 audited consolidated financial statements.

INCOME TAXES

Income taxes increased from $0.8 million, representing state minimum taxes for the nine months ended September 30, 2004, to $12.3 million in 2005. This significant increase is the result of continued recognition of state minimum taxes, incurrence of $12.8 million of non-deductible transaction costs associated with our recent merger and the reversal of tax valuation reserves generated by originating deferred tax liabilities in 2004.

We had $233.6 million of available net operating losses at September 30, 2005, all of which will be subject to an annual utilization limit of $1.6 million (prior to adjustment for realization of built-in gains that existed as of our recent merger). Due to the limited carry forward life of net operating losses and the amount of the annual limitation, it is unlikely that we will be able to realize in excess of $43 million of the $153.2 million of our net operating losses existing prior to our emergence from bankruptcy. See Note 12 to NTELOS Inc.’s June 30, 2005 audited consolidated financial statements.

Results of Operations

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

OVERVIEW

Operating revenues increased $22.7 million, or 14%, from $166.2 million for the six months ended June 30, 2004 to $188.9 million for the six months ended June 30, 2005. Operating income improved $1.8 million, or 7%, from $24.8 million for the six months ended June 30, 2004 to $26.6 million for the prior year period.

As a result of an 11% growth in subscribers, a 10% increase in ARPU and a 30% increase in wholesale revenue, primarily under our Strategic Network Alliance, our gross wireless operating revenues increased $22.3 million, or 20%, for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. Total wireless operating expenses before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges over these periods grew $7.6 million, or 9%, driven by a $4.7 million increase in cost of sales due to a 22% increase in gross subscriber additions and the implementation of data products in the first six months of 2005. Other wireless operating expenses increased by 4% or $2.0 million for the six months ended June 30, 2005, compared to the six months ended June 30, 2004, primarily due to increased retention costs of the larger subscriber base and selling expenses associated with the increase in gross additions.

Wireline communications services realized revenue improvement of $1.0 million, or 2%, in the first six months of 2005 compared to the first six months of 2004. Wireline operating expenses before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges were flat, at $23.1 million. Our RLEC customers decreased by 4% as of June 30, 2005 compared to June 30, 2004. Our CLEC and Broadband customers increased by 8% and 41%, respectively, as of June 30, 2005 compared to June 30, 2004 and our dial-up internet customers declined by 18% as of June 30, 2005 compared to June 30, 2004.

Other communications services revenue declined $0.6 million, from $1.1 million for the first six months of 2004 to $0.5 million for the first six months of 2005 due to the exit of our wireless cable business in the first quarter of 2004 and reduced equipments sales in communications services.

OPERATING REVENUES

	Six Months Ended June 30,		$ Variance	% Variance
Operating Revenues	2005	2004
	(dollars in thousands)
Wireless PCS	$135,068	$112,741	$22,327	20%

Wireline
RLEC	28,029	27,497	532	2%
Competitive wireline	25,313	24,813	500	2%

Total wireline	53,342	52,310	1,032	2%
Other	467	1,114	(647)	(58)%

Total	$188,877	$166,165	$22,712	14%

WIRELESS COMMUNICATIONS REVENUES-Wireless communications revenues increased $22.3 million, or 20%, from the six months ended June 30, 2004 to the six months ended June 30, 2005, primarily due to an increase in our NTELOS branded net subscriber revenue of $14.2 million, or 17%, and a $6.9 million, or 30%, increase in wholesale and roaming revenues. Subscriber revenues reflected subscribers growth of 11%, or 32,418 subscribers, from 294,017 at June 30, 2004 to 326,435 at June 30, 2005 and an increase in ARPU from $47.27 to $51.85 for the six months ended June 30, 2004 and June 30, 2005, respectively. The increase in ARPU was driven in part by increased data revenue per subscriber. Gross subscriber additions were 22% greater in the first six months of 2005, at 79,204, compared to 64,895 for the first six months of 2004. Reductions in PostPay and total monthly subscriber churn also contributed to the net subscriber growth as PostPay churn declined from 2.3% to 2.1% and total churn declined from 3.2% to 2.9% for the first six months of 2004 and 2005, respectively. The increase in wholesale revenues was driven by increased voice and data usage under the Strategic Network Alliance as wholesale revenues grew 30% from $23.0 million for the six month period ending June 30, 2004 to $29.9 million for the six month period ending June 30, 2005. Our wholesale revenues are derived primarily from the voice and data usage by Sprint Nextel customers who live in the Strategic Network Alliance service area, our Home wholesale subscribers, and those customers of Sprint Nextel, and affiliates of Sprint Nextel such as Virgin Mobile and Qwest, who use our voice and data services while traveling through the Strategic Network Alliance service area.

Our wireless wholesale business began in 1999 when we signed a ten-year agreement with Horizon PCS to carry Horizon PCS’s traffic in our territories in western Virginia and West Virginia. On August 15, 2003, Horizon PCS filed for Chapter 11 bankruptcy protection. On June 15, 2004, Sprint purchased from Horizon PCS the 97,000 PCS subscribers in the markets covered by our wholesale network service agreement. We refer to these subscribers together with new subscribers acquired by Sprint Nextel in the Strategic Network Alliance coverage area as Home wholesale subscribers. NTELOS Inc. and Sprint Nextel executed a new seven-year exclusive wholesale agreement, concurrent with this transaction which we refer to herein as the Strategic Network Alliance. While management believes the merger of Sprint and Nextel will likely have a positive impact for our wholesale business, the level of future wholesale revenue to be generated under this agreement is uncertain. Further, it is possible that there will be additional consolidation among the Sprint Nextel network affiliates and the potential impact of any such future consolidation is unknown. See “Risk Factors.”

On June 15, 2004, Horizon PCS and its debtor affiliates sold their economic interests in their PCS subscribers in this geographic area to Sprint Nextel. At the time of the transaction there were 97,000 Home subscribers in this area. During the period June 2003 through August 15, 2003, the date Horizon PCS filed for bankruptcy protection, we were not paid for wholesale services and did not recognize $7.2 million of related revenue for this period. Additionally, we had several pricing disputes with Horizon PCS relating to periods up through August 15, 2003, and continued to have disputes through June 5, 2004. On June 5, 2004, we entered into a settlement agreement with Horizon PCS resolving disputes over the pricing and payment for voice, data and other services provided to Horizon PCS for the period from August 15, 2003 to June 15, 2004. Pursuant to this settlement, we retained all payments actually made by Horizon PCS for services rendered during the period commencing August 15, 2003 and ending December 30, 2003, and received payment of approximately $3.9 million per month from Horizon PCS for services rendered during the period commencing January 1, 2004 and ending up through June 15, 2004.

WIRELINE COMMUNICATIONS REVENUES-Wireline communications revenues increased $1.0 million, or 2%, from $52.3 million for the six months ended June 30, 2004 to $53.3 million for the six months ended June 30, 2005.

•

RLEC Revenues.    RLEC revenues, which include local service, access and toll service, directory advertising and calling feature revenues from our RLEC customers increased $0.5 million, or 2%, from $27.5 million for the six months ended June 30, 2004, to $28.0 million for the six months ended June 30, 2005. Access lines decreased 4% over the respective periods, with lines totaling 49,400 at June 30, 2004 and 47,500 at June 30, 2005. These line losses are reflective of reduction in Centrex lines, wireless substitution and the closings of small local dial-up ISPs who were our customers. These losses, to date, do not reflect the introduction of competitive voice service offerings, such as from cable companies or CLECs, in our markets. Should this type of competition be introduced in the future, our RLEC line loss may increase and related revenues may be adversely impacted. Somewhat offsetting revenue losses related to access line loss was a $1.5 million, or 9% improvement in access revenues, driven by increases in carrier access minutes from the six months ended June 30, 2004, to the six months ended June 30, 2005, due primarily to the growth in usage by wireless carriers. Due to a bi-annual reduction in rates charged for tandem switching, effective July 1, 2005, we will have lower pricing in future periods. We expect this July 1, 2005 price reduction to adversely impact access revenues by approximately $2.9 million when annualized; however, we expect our continued increase in carrier access minutes to offset the dollar amount of any reduction in the per minute pricing going forward.

•	Competitive Wireline Revenues. Competitive wireline total operating revenues, including revenues from CLEC, network and internet operations increased $0.5 million, or 2%, from $24.8 million for the six months ended June 30, 2004, to $25.3 million for the six months ended June 30, 2005. Revenue from transport services in the CLEC/Network increased by $1.7 million, or 88%, over the comparative periods. Revenues from CLEC local access increased by 4%, consistent with access line growth, from 27,714 to 29,086 at June 30, 2004 and June 30, 2005, respectively. Losses of dial-up subscribers continued with 8,050 fewer customers at June 30, 2005, than at June 30 2004, a loss of 18%. Dial-up revenues reflected this loss and previous price reductions for this product with a $1.4 million or 28% loss from the six months ended June 30, 2004 to June 30, 2005. Customer increases for Broadband products, including DSL, dedicated internet and wireless broadband, totaled 41% and Broadband revenues increased from $3.4 million for the six months ended June 30, 2004 to $4.1 million for the six months ended June 30, 2005. The market for DSL and other broadband internet products in our regions is significantly smaller than that of the dial-up product and thus increases in revenues on these products has trailed that of the decline in dial-up revenues.

OTHER COMMUNICATIONS SERVICES REVENUES—Other communications services revenue declined $0.6 million, from $1.1 million for the six months ended June 30, 2004, to $0.5 million for the six months ended June 30, 2005, due to the exit of our wireless cable business in the first quarter of 2004 and reduced equipments sales in communication services.

OPERATING EXPENSES

The following table identifies our operating expenses on a business segment basis, consistent with the table presenting operating revenues above:

	Six Months Ended June 30,
Operating Expenses	2005	2004	$ Variance	% Variance
	(dollars in thousands)
Wireless PCS	$91,244	$83,605	$7,639	9%

Wireline
RLEC	6,852	8,183	(1,331)	(16)%
Competitive wireline	16,250	14,890	1,360	9%

Total wireline	23,102	23,073	29	0%
Other	2,263	2,924	(661)	(23)%

Operating expenses, before depreciation and amortization, accretion of asset retirement obligation, gain on sale of assets and capital and operational restructuring charges	116,609	109,602	7,007	6%
Depreciation and amortization	38,512	31,427	7,085	23%
Accretion of asset retirement obligation	350	332	18	5%
Gain on sale of assets	(8,742)	—	(8,742)	(100)%
Capital and operational restructuring charges	15,523	—	15,523	100%

Total operating expenses	$162,252	$141,361	$20,891	15%

The following describes our operating expenses on an aggregate basis and on a basis consistent with our financial statement presentation.

TOTAL OPERATING EXPENSES—As noted above, total operating expenses increased $20.9 million, or 15%, from $141.4 million for the six months ended June 30, 2004 to $162.3 million for the six months ended June 30, 2005. Depreciation and amortization increased by 23% from $31.4 million for the six months ended June 30, 2004, to $38.5 million for the six months ended June 30, 2005. This is primarily attributable to the increased depreciation and amortization associated with the increased carrying values of long-lived assets due to the revaluation of assets as of the May 2, 2005 merger date and accelerated depreciation recorded for certain wireless switching assets which have been scheduled for replacement related to newly planned network upgrades. Operating expenses before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges increased $7.0 million, or 6%, from $109.6 million to $116.6 million for the six months ended June 30, 2004 and 2005, respectively. Wireless operating expenses, before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges increased $7.6 million, or 9%, for the six months ended June 30, 2004, as compared to the six months ended June 30, 2004, due to direct costs associated with a higher subscriber base and a 22% increase in customer gross additions for the six months ended June 30, 2005, compared to the same period in 2004. Wireline operating expenses, before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges were flat for the six months ended June 30, 2005, as compared to the six months ended June 30, 2004. Operating expenses, before depreciation and amortization, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges, from the other communication service businesses decreased $0.7 million, or 23% from the six months ended June 30, 2004, to the six months ended June 30, 2005.

COST OF WIRELESS SALES—Cost of wireless sales increased $4.7 million, or 20%, from $23.6 million for the six months ended June 30, 2004 to $28.4 million for the six months ended June 30, 2005. Equipment cost of sales, or COS, increased $2.1 million primarily due to the year over year increase in the number of gross customer additions. Cell site access, toll and other wireless COS increased $2.7 million, or 21%, over the comparative periods related to the increased subscriber base.

MAINTENANCE AND SUPPORT EXPENSES—Maintenance and support expenses increased $1.5 million, or 5%, from $30.2 million to $31.7 million for the six months ended June 30, 2004 and 2005, respectively. The primary driver of this expense increase is related to transport and access expense which increased due to the wireless PCS and wireline CLEC growth. Cell site costs also increased for wireless reflecting the larger subscriber base and the addition of a limited number of sites. We had 16 new cell sites under construction at June 30, 2005 in connection with planned network expansion and enhancements. Accordingly, when these and future cell sites are placed in service, we expect these costs to increase in future periods.

DEPRECIATION AND AMORTIZATION EXPENSES—Depreciation and amortization expenses increased $7.1 million, or 23%, from $31.4 million for the six months ended June 30, 2004 to $38.5 million for the six months ended June 30, 2005. As of the May 2, 2005 merger date, the Company revalued its long-lived assets. The increase in the depreciable and amortizable basis of these assets contributed to the increased depreciation and amortization expense for the period from May 2, 2005 through June 30, 2005. Depreciation expense was accelerated for the first six months of 2005 for certain wireless switching assets which have been scheduled for replacement or elimination related to newly planned network upgrades including a 2G to 3G upgrade for numerous cell sites in our Virginia East wireless markets. As we continue to exit the paging business, depreciation expense was accelerated for certain assets related to the paging network.

ACCRETION OF ASSET RETIREMENT OBLIGATIONS—Accretion of asset retirement obligations remained flat at $0.3 million over the respective six-month periods ended June 30, 2004 and 2005. This charge is recorded in order to accrete the estimated asset retirement obligation over the life of the related asset up to its future expected settlement cost.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses increased $3.0 million, or 7%, from $40.6 million for the six months ended June 30, 2004 to $43.6 million for the six months ended June 30, 2005. This increase is related to the direct costs associated with the 22% increase in wireless PCS gross customer additions in the comparative periods including employee and agent sales commissions and advertising expenses. Also, customer retention costs were higher reflecting the larger wireless subscriber base.

CORPORATE OPERATIONS EXPENSES—Corporate operations expenses decreased $2.3 million, or 15%, from $15.2 million to $12.9 million for the six months ended June 30, 2004 and 2005, respectively. This decrease is primarily due to a $1.9 million operating tax accrual relating to certain unbilled locality taxes and $0.6 million of legal and professional fees related to the Horizon PCS settlement and our Sprint wholesale agreement recorded in 2004 and which were not recurring in 2005.

CAPITAL AND OPERATIONAL RESTRUCTURING CHARGES—Capital and operational restructuring charges of $15.5 million were recorded in the first six months of 2005 for legal and advisory fees relating to the restructuring of our debt and capital structure. On January 18, 2005, NTELOS Inc. and certain of its shareholders entered into an agreement pursuant to which NTELOS Inc. would be recapitalized and sold to us. We were formed in contemplation of this transaction. On February 24, 2005, NTELOS Inc. borrowed $625 million from the new $660 million senior secured credit facilities and used these proceeds to refinance substantially all of its existing indebtedness and repurchase, pursuant to a tender offer of $440 million or approximately 75% of its existing common stock, warrants and options. On May 2, 2005, we acquired all of NTELOS Inc.’s remaining common shares, warrants and options by means of a merger. The recapitalization and sale is described in Note 2 to NTELOS Inc.’s June 30, 2005 audited financial statements.

OTHER INCOME (EXPENSES)

Interest expense increased $10.8 million, or 127%, from $8.5 million to $19.3 million for the six months ended June 30, 2004 and 2005, respectively. The increase was due to the signing of our new $660 million senior secured credit facilities on February 24, 2005. The proceeds of the $660 million senior secured credit facilities were used to repay the outstanding balance of the existing $325 million senior credit facility and other senior secured debt obligations (See Note 2 to NTELOS Inc.’s Audited Consolidated Financial Statements). Interest expense relating to the $325 million senior credit facility for the six months ended June 30, 2005 was $1.5 million, compared to $4.9 million for the same period in 2004. Interest expense relating to our new $625 million facility was $13.8 million for the six months ended June 30, 2005. The increase was also due to the inclusion of $2.5 million of interest rate swap payments and fair value adjustments in interest expense for the six months ended June 30, 2005 compared to a $0.5 million reduction in interest expense for the same period in 2004. Concurrent with the inception of the new $625 million NTELOS Inc. senior secured credit facilities we entered into an interest rate swap agreement with a notional amount of $312.5 million. This interest rate swap agreement was not designated as an interest rate hedge instrument for accounting purposes and therefore the changes in the market value of the swap agreement were recorded as a charge or credit to interest expense. At emergence from bankruptcy on September 9, 2003, we had a $162.5 million swap agreement with a notional amount of $162.5 million related to the $325 million senior credit facility and elected not to designate the swap agreement as an interest rate hedge instrument for accounting purposes, therefore the payments were recorded as a reduction of the associated swap agreement obligation. Changes between the fair value and carrying value of the previous swap obligation were also included as adjustments to interest expense.

We recorded gains on sale of assets totaling $8.7 million for the six months ended June 30, 2005. This consisted primarily of the February 2005 sale of certain inactive PCS licenses covering populations in Pennsylvania resulting in a gain of approximately $5.2 million, and the sale of the MMDS spectrum licenses, spectrum leases and wireless cable equipment in the Richmond, Virginia market, resulting in a gain of approximately $3.5 million. See Note 8 to NTELOS Inc.’s Audited Consolidated Financial Statements.

INCOME TAXES

Income taxes increased from $0.7 million, representing state minimum taxes for the six months ended June 30, 2004 to $8.9 million in 2005. This significant increase is the result of continued recognition of state minimum taxes, incurrence of $12.6 million of non-deductible transaction costs associated with our recent merger and the reversal of tax valuation reserves generated by originating deferred tax liabilities in 2004.

We had $232.5 million of available net operating losses at June 30, 2005, all of which will be subject to an annual utilization limit of $1.6 million (prior to adjustment for realization of built-in gains that existed as of our recent merger). Due to the limited carry forward life of net operating losses and the amount of the annual limitation, it is unlikely that we will be able to realize in excess of $43 million of the $153.2 million of our net operating losses existing prior to our emergence from bankruptcy. See Note 12 to NTELOS Inc.’s Audited Consolidated Financial Statements.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

OVERVIEW

As discussed below, pursuant to NTELOS Inc.’s reorganization on September 9, 2003, NTELOS Inc. issued new common stock of the Reorganized NTELOS Inc. and cancelled all previously outstanding securities. NTELOS Inc.’s former senior noteholders owned approximately 94% of the new common stock on September 9, 2003. The remaining stock was issued to former subordinated noteholders and purchasers of NTELOS Inc.’s new convertible notes in settlement of other claims and equity interests, as provided in the joint plan of reorganization.

On March 4, 2003, NTELOS Inc. and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the Eastern District of Virginia, which we refer to as the Bankruptcy Court. NTELOS Inc. emerged from the Bankruptcy Court proceedings pursuant to the terms of the plan of reorganization on September 9, 2003.

As discussed in Note 4 to NTELOS Inc.’s Audited Consolidated Financial Statements, NTELOS Inc. implemented the fresh start provisions, or fresh start, of the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” as of September 9, 2003. We refer to this as fresh start accounting. Pursuant to the Plan of Reorganization, NTELOS Inc. recognized income and credits from reorganization items relating to the cancellation of its senior notes, subordinated notes, preferred stock, and the reduction in and timing of amounts payable to certain unsecured creditors, net of the concurrent issuance of related new common stock and new common stock warrants. In addition, under fresh start accounting, NTELOS Inc. recognized adjustments for cancellation of its old common stock and old common stock warrants and elimination of its accumulated deficit and accumulated other comprehensive loss as of September 9, 2003. These adjustments, as well as the adjustments made to record NTELOS Inc.’s assets and liabilities at fair value reflect the application of fresh start accounting made to the reorganized NTELOS Inc. as of September 9, 2003.

As a consequence of the implementation of fresh start reporting on September 9, 2003 (See Note 2 to our Audited Consolidated Financial Statements), the financial information presented in the consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the period beginning on September 10, 2003 and ending on December 31, 2003 is generally not comparable to the financial information presented for the prior periods. The presentation of financial information of the predecessor represents NTELOS Inc.’s financial statements for the specified periods prior to and concluding with NTELOS Inc.’s adoption of fresh start accounting. The presentation of financial information of the predecessor reorganized NTELOS Inc. represents NTELOS Inc.’s financial information for the specified period following NTELOS Inc.’s adoption of fresh start reporting.

In order to create meaningful year over year comparisons, the year ended December 31, 2003 represents the combination of the predecessor NTELOS Inc. (representing results from January 1, 2003 through September 9, 2003) and the reorganized company (representing results from September 10, 2003 through December 31, 2003).

Operating revenues increased $33.7 million, or 11%, from $308.0 million in 2003 to $341.7 million in 2004. Operating income improved by $41.0 million, from $13.6 million in 2003 to $54.6 million in 2004. Capital restructuring charges of $0.8 million and $2.4 million were recorded in 2004 and 2003, respectively. The significant increase in operating income is due primarily to the $35.1 million improvement in wireless revenue and a 2% reduction in total operating expenses largely related to a $4.9 million decrease in depreciation and amortization expense, reflecting the revaluation of NTELOS Inc.’s assets and the related reduction in the fixed asset carrying value of $57.8 million in connection with fresh start accounting in 2003. Income applicable to common shares for 2004 was $38.3 million as compared to $429.7 million in 2003. The 2003 income applicable to common shares included $455.7 million in reorganization items, net gain pursuant to NTELOS Inc.’s plan of reorganization and the related application of fresh start accounting. Additionally, interest expense and dividend requirements on predecessor NTELOS Inc. preferred stock decreased $16.7 million and $3.8 million, respectively, also related to the Plan of Reorganization, application of fresh start accounting and the significantly lower level of debt carried by the predecessor reorganized NTELOS Inc.

OPERATING REVENUES

	Twelve Months Ended December 31,
Operating Revenues	2004	2003	$ Variance	% Variance
	(dollars in thousands)
Wireless PCS	$234,682	$199,535	$35,147	18%

Wireline
RLEC	56,280	53,352	2,928	5%
Competitive wireline	48,971	50,185	(1,214)	(2)%

Total wireline	105,251	103,537	1,714	2%

Other	1,769	4,882	(3,113)	(64)%

Total operating revenues	$341,702	$307,954	$33,748	11%

WIRELESS COMMUNICATIONS REVENUES—Wireless communications revenues increased $35.1 million, or 18%, due to an increase in our NTELOS branded subscriber revenue of $17.2 million, or 11%, and an increase in wholesale revenue of $18.7 million, or 57%. Subscriber revenue grew primarily due to the addition of approximately 16,000 subscribers, an increase in monthly ARPU and a shift in the subscriber mix toward our higher value rate plans. PostPay subscribers comprised approximately 73% of the subscriber base at December 31, 2003 and grew to approximately 77% of the base by December 31, 2004.

In addition to subscriber growth and growth in these related revenues, wholesale revenues generated primarily through an agreement with Horizon PCS in 2003 and the first half of 2004, and subsequently with Sprint Nextel beginning in June 2004, increased $18.7 million, or 57%, from $32.9 million in 2003 to $51.6 million in 2004 driven primarily by increases in access minutes on our networks and the growth in the number of Sprint Nextel subscribers who live in the Strategic Network Alliance service area. We also have unrecognized revenues of approximately $7.2 million in 2003 due to Horizon PCS’s bankruptcy filing in August 2003. We continued to provide digital PCS services on a wholesale basis to Horizon PCS through June 15, 2004 and to Sprint Nextel commencing on June 16, 2004. Our wholesale revenues are derived primarily from the voice and data usage by Sprint Nextel customers who live in the Strategic Network Alliance service area, our Home subscribers, and those customers of Sprint Nextel, and affiliates of Sprint Nextel such as Virgin Mobile and Qwest, who use our voice and data services while traveling throughout our Strategic Network Alliance service area.

Horizon PCS had disputed certain categories of charges under our Strategic Network Alliance, alleging we overcharged Horizon PCS in the approximate amount of not less than $3.9 million plus interest, costs and expenses during the period commencing October 1999 and ending September 2002. Horizon PCS withheld these categories of charges from payments made from and after December 2002 and failed to timely pay their January 2003 invoice due following our bankruptcy date. On March 11, 2003, Horizon PCS filed a motion with the Bankruptcy Court which affected an administrative freeze as to the amounts payable on the January invoice. On March 12, 2003, we notified Horizon PCS of the failure to make payment on the January invoice, reserving the right to terminate the agreement with Horizon PCS in accordance with the terms thereof. On March 24, 2003, the parties entered a stipulation with the Bankruptcy Court pursuant to which Horizon PCS paid the January invoice and agreed to pay all future invoices and we agreed not to exercise our termination right, assuming all future payments are made in accordance with the agreement with Horizon PCS. The stipulation further provided that Horizon PCS was permitted to withhold amounts under monthly invoices in excess of monthly minimums ($3.0 million monthly through September 30, 2003 and $3.9 million monthly for the fourth quarter 2003) if it determined in good faith that such amounts in excess of the monthly minimums represented an overcharge by us, pending resolution of the dispute.

On July 30, 2003, Horizon PCS announced that it closed 19 stores and terminated approximately 300 employees. On August 15, 2003, Horizon PCS filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. At that point, Horizon PCS had not paid the monthly base amounts due ($3.0 million per month as discussed above) for June 2003 and July 2003 and the total base amount unpaid for the period ending August 15, 2003 (pre-petition period) was $7.2 million. In September 2004, we received cash and stock with a combined value of $1.5 million in final settlement for Horizon PCS’s pre-petition receivables. We also reversed approximately $455,000 of reserves related to Horizon PCS’s pre-petition disputed issues resolved by this settlement.

WIRELINE COMMUNICATIONS REVENUES—Wireline communications revenues increased $1.7 million, or 2%, from $103.5 million in 2003 to $105.3 million in 2004.

•	RLEC Revenues. RLEC revenues, which include local service, access and toll service, directory advertising and calling feature revenues from our RLEC business increased $2.9 million, or 5%, from $53.4 million in 2003 to $56.3 million in 2004. Access lines decreased 1,800 between the two comparative periods with 48,300 total lines at December 31, 2004; however, carrier access minutes increased by 56.7 million, or 18% from 2003 to 2004 driving a $3.2 million increase in access revenues primarily due to increased usage by wireless carriers.

•	Competitive Wireline Revenues. Competitive Wireline revenues decreased from $50.2 million in 2003 to $49.0 million in 2004. During 2004, we added 2,700 CLEC access lines, a 7% increase, finishing the year with 42,100 access lines (not including inter-company lines), resulting in a $0.5 million revenue growth generated from traditional CLEC local service. Revenues from private line for business accounts increased $0.5 million, or 10%, from $4.9 million in 2003 to $5.4 million in 2004. Reciprocal compensation revenues (revenues earned for terminating calls from other RLEC’s or CLEC’s) and switched access revenues (revenue earned for originating or terminating calls from inter-exchange carriers) decreased $0.7 million to $1.6 million for 2004. Although switched access minutes grew in 2004, rate reductions resulted in an overall revenue decline. The expected erosion of dial-up internet subscribers continued with a loss of 10,058 of these customers in 2004, with an associated revenue loss of $3.2 million. In May 2004, we introduced a $9.95 (monthly) dial-up offer requiring automatic credit-card payment resulting in lower gross additions but a stable churn and improvements in bad debt experience. Our broadband products (DSL, dedicated internet and portable broadband), conversely, all experienced strong growth in 2004. Broadband customers increased by 42% from 7,626 in 2003 to 10,809 in 2004. Competitive pricing pressures in DSL prevented broadband revenue growth from completely offsetting the dial-up loss, but broadband revenue increased by $1.7 million, or 30%, from $5.5 million in 2003 to $7.2 million in 2004. Long distance revenues increased from $2.5 million in 2003 to $3.4 million in 2004 driven by customer growth of 28%, from 25,453 to 32,531 for years ending 2003 and 2004, respectively.

OTHER OPERATING REVENUES—Other operating revenues declined $3.1 million, or 64%, from 2003 to 2004, from $4.9 million to $1.8 million due to our sale of the wireline cable operations in fourth quarter 2003 and the exit from the wireless cable business in first quarter 2004.

OPERATING EXPENSES

The following table identifies our operating expenses on a business segment basis, consistent with the table presenting operating revenues above.

	Twelve Months Ended December 31,
Operating Expenses	2004	2003	$ Variance	% Variance
	(dollars in thousands)
Wireless PCS	$168,798	$166,158	$2,640	2%

Wireline
RLEC	16,030	16,600	(570)	(3)%
Competitive wireline	30,420	28,666	1,754	6%

Total wireline	46,450	45,266	1,184	3%

Other	5,237	9,253	(4,016)	43%

Operating expenses, before depreciation and amortization, asset impairment charges, accretion of asset retirement obligation, gain on sale of assets and capital and operational restructuring charges	220,485	220,677	(192)	0%

Depreciation and amortization	65,175	70,084	(4,909)	(7)%
Asset impairment charges	—	545	(545)	NM
Accretion of asset retirement obligation	680	662	18	3%

Capital and operational restructuring charges	798	2,427	(1,629)	(67)%

Total operating expenses	$287,138	$294,395	$(7,257)	(2)%

The following describes our operating expenses on an aggregate basis and on a basis consistent with our financial statement presentation.

TOTAL OPERATING EXPENSES—Total operating expenses decreased 2%, from $294.4 million in 2003 to $287.1 million in 2004, due largely to a $4.9 million decrease in depreciation and amortization expense, reflecting the revaluation of NTELOS Inc.’s assets and the related asset write-down of $57.8 million in connection with fresh start accounting in 2003. Operating expenses, excluding depreciation and amortization, asset impairment charges, accretion of asset retirement obligations and operational and capital restructuring charges decreased $0.2 million from $220.7 million for 2003 to $220.5 million for 2004. Increases in these costs in the wireless PCS segment were primarily driven by customer growth. Increases in these costs in the wireline segment were concentrated in the competitive wireline segment and were largely related to higher UNE loop and transport costs and those expenses related to customer growth such as selling expenses and long-distance cost-of-sales associated with continued subscriber growth and increased usage by existing subscribers. Consolidated bad-debt expense decreased $2.5 million from $9.7 million in 2003 to $7.2 million in 2004 with wireless bad debt improving $1.0 million due to improved collections efforts. Wireline bad debt improved $1.4 million due to customer bankruptcies in 2003.

COST OF WIRELESS SALES—Cost of wireless sales increased $0.9 million, or 2%, from $46.9 million in 2003 to $47.8 million in 2004. Equipment COS decreased by 7%, from $23.2 million in 2003 to $21.4 million in 2004. Subscriber gross additions decreased by 15% from 2003 to 2004, but sales shifted more to PostPay sales with higher handset subsidies. The decrease in equipment COS was slightly more than offset, however, by an increase in access COS of 11%, from $23.8 million in 2003 to $26.4 million in 2004 driven by increases in network access, long distance toll and costs of feature sales associated with continued growth in subscribers combined with increased usage by existing subscribers.

MAINTENANCE AND SUPPORT EXPENSES—Maintenance and support expenses increased $2.1 million, or 3%, from $60.8 million in 2003 to $62.9 million in 2004. This increase significantly lags the 11% increase in total operating revenues as we continue to benefit from significant network grooming and technological efficiency improvements made in 2002, 2003 and 2004. Variable expenses in this category increased consistent with customer and network access minute growth.

DEPRECIATION AND AMORTIZATION EXPENSES—Depreciation and amortization expenses decreased $4.9 million, or 7%, from $70.1 million in 2003 to $65.2 million in 2004. Through the application of fresh start accounting in connection with the September 9, 2003 emergence from bankruptcy, we fair valued fixed assets and recorded a $57.8 million reduction in the carrying value of our fixed assets accordingly. In 2003, we recorded accelerated depreciation on certain PCS equipment and on assets in the Portsmouth, Virginia customer care center, the operations of which were consolidated into the other two customer care centers. The PCS replacement was primarily in connection with the 3G 1xRTT upgrade required by an amendment to the Network Services Agreement with Horizon PCS (now Sprint Nextel). The impact of this accelerated depreciation and the asset write-downs was partially offset by depreciation expense related to $60.1 million of capital additions in 2004.

On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. In accordance with the provisions of SFAS 142, we discontinued amortization of goodwill, wireless PCS spectrum licenses and the assembled workforce intangible asset as of that date, as these assets are considered indefinite lived intangible assets and are subject to periodic impairment testing rather than amortization. In connection with fresh start accounting applied on the September 9, 2003 bankruptcy emergence date, we recorded customer intangibles of $67.0 million on the RLEC, CLEC, and competitive wireline segments. Amortization of these intangibles from September 10, 2003 through December 31, 2003 was $1.3 million compared to $4.9 million in 2004.

ASSET IMPAIRMENT CHARGES—During the first quarter of 2003, we completed the 2002 annual SFAS No. 142 impairment testing of all goodwill and indefinite lived intangible assets as of October 1, 2002. We recorded an asset impairment charge in 2003 of $0.5 million relating to the impairment of goodwill in the wireline cable business due to the decline in customers prior to the sale of this business in September 2003.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses decreased $5.5 million, or 6%, from $88.3 million in 2003 to $82.8 million in 2004. Reduced wireless sales through the agent sales channel resulted in a $0.5 million year-over-year reduction in agent commission expense. In addition, wireless retention and fraud management costs were reduced in 2004 through our focused cost control initiatives. Bad debt expense on a consolidated basis decreased $2.5 million, from $9.7 million in 2003 to $7.2 million in 2004.

CORPORATE OPERATIONS EXPENSES—Corporate operations expenses increased $2.3 million, or 10%, from $24.6 million in 2003 to $26.9 million in 2004. This increase is primarily due to a $1.9 million operating tax accrual relating to certain unbilled locality taxes and $0.6 million of legal and professional fees related to the Horizon PCS settlement and the Strategic Network Alliance contract recorded in 2004.

CAPITAL AND OPERATIONAL RESTRUCTURING CHARGES—During the period January 1, 2003 through the March 3, 2003 bankruptcy filing date, legal, advisor and other professional fees were incurred which totaled $2.4 million in the continued effort to restructure our debt terms and capital structure. Related fees of this nature that were incurred during the bankruptcy period were classified as reorganization items. Capital restructuring charges for 2004 totaled $0.8 million for legal and advisory fees relating to the 2005 restructuring of our debt and capital structure.

OTHER INCOME (EXPENSES)

Interest expense decreased by $16.7 million, or 51%, from $32.4 million to $15.7 million for the years ended December 31, 2003 and 2004, respectively. The decrease was due to the cancellation of the senior and subordinated notes in connection with our reorganization in 2003 (see Note 4 to NTELOS Inc.’s Audited Consolidated Financial Statements). In addition, as further described in Note 11 to NTELOS Inc’s Audited Consolidated Financial Statements, the change in the hedge designation of the swap agreements upon emergence from bankruptcy, also contributed to the change in interest expense.

NTELOS Inc. recorded $168.9 million of reorganization items in 2003 related to the filing of and emergence from Chapter 11 bankruptcy. See Note 4 to NTELOS Inc.’s Audited Consolidated Financial Statements.

INCOME TAXES

Income tax expense remained at approximately $1 million for 2003 and 2004. We have been incurring net operating losses for the last several years. The benefits of these net operating losses have been fully reserved and therefore have not been recognized in the statement of operations. Income tax expense for each year represents state minimum taxes which are based on revenues from certain telecommunication sources.

We had $220.5 million of available net operating losses at December 31, 2004, of which $150.7 million were subject to an annual utilization limit of $9.2 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

OVERVIEW

In order to create meaningful year-over-year comparisons, the year ended December 31, 2003 represents the combination of predecessor NTELOS Inc. (representing results from January 1, 2003 through September 9, 2003) and predecessor reorganized NTELOS Inc. (representing results from September 10, 2003 through December 31, 2003).

Operating revenues increased $29.1 million, or 10%, from $278.9 million in 2002 to $308.0 million in 2003. Operating income (loss) changed by $402.5 million, from a $416.1 million loss in 2002 to income of $13.6 million in 2003.

Wireless PCS revenues increased $28.0 million, or 16%, RLEC revenues increased $5.6 million, or 12%, and competitive wireline revenues decreased $.3 million, or 1%. The significant decrease in operating losses is due primarily to the $402.9 million asset impairment charge recorded in 2002. Additionally, depreciation and amortization decreased $12.8 million due to a revaluation of our assets and reduction in carrying value of fixed assets of $57.8 million in connection with fresh start accounting. Additionally, accelerated depreciation related to early retirement of fixed assets decreased $8.0 million in 2003 as compared to 2002. Much of this accelerated depreciation relates to the 3G 1xRTT PCS network.

Income applicable to common shares for 2003 was $429.7 million as compared to a $509.4 million loss in 2002. The 2003 income applicable to common shares included $455.7 million in reorganization items, net gain pursuant to our Plan of Reorganization and the related application of fresh start accounting (see Note 4 to NTELOS, Inc.’s Audited Consolidated Financial Statements). Income applicable to common shares in 2002 included a $402.9 million asset impairment charge. Additionally interest expense and dividend requirements on predecessor NTELOS Inc. preferred stock decreased $45.9 million and $16.7 million, respectively, also reflecting the Plan of Reorganization, application of fresh start accounting and the significantly lower level of debt carried by predecessor reorganized NTELOS Inc.

OPERATING REVENUES

	Twelve Months Ended December 31,		$ Variance	% Variance
Operating Revenues	2003	2002
	(dollars in thousands)
Wireless PCS	$199,535	$171,495	$28,040	16%

Wireline
RLEC	53,352	47,783	5,569	12%
Competitive wireline	50,185	50,437	(252)	(0)%

Total wireline	103,537	98,220	5,317	5%

Other	4,882	9,151	(4,269)	47%

Total operating revenues	$307,954	$278,866	$29,088	10%

WIRELESS COMMUNICATIONS REVENUES—Wireless communications revenues increased $28.0 million, or 16%, due primarily to an increase in our NTELOS branded subscriber revenue of $25.7 million, or 20%, and an increase in equipment revenue of $3.4 million, or 36%. Subscriber revenue increased primarily due to continued growth in subscribers and a shift in the subscriber mix toward our higher value PostPay rate plans. Our PostPay ARPU is over twice that of our traditional prepaid products. The increase in equipment revenue is due to the increase in the demand for higher end phones, a higher price on the phone sold under contract, particularly with the inAdvance product and from the sale of phones without a contract where full retail price is charged.

In addition to subscriber growth and growth in these related revenues, wholesale revenues generated through the agreement with Horizon PCS decreased $1.0 million, or 3%, from $33.9 million in 2002 to $32.9 million in 2003 driven primarily by unrecognized revenues of approximately $7.2 million due to Horizon PCS’s bankruptcy filing in August 2003, offset by a continual increase in access minutes as Horizon PCS’s marketing focus was on the higher ARPU, minute rich plans.

WIRELINE COMMUNICATIONS REVENUES—Wireline communications revenues increased $5.3 million, or 5%, from $98.2 million in 2002 to $103.5 million in 2003.

•	RLEC Revenues. RLEC revenues, which include local service, access and toll service, directory advertising and calling feature revenues from our RLEC business increased $5.6 million, or 12%, from $47.8 million in 2002 to $53.4 million in 2003. Access lines decreased by 1,900 lines between the two comparative periods with 50,100 total lines at December 31, 2003; however, carrier access minutes increased by 33.7 million, or 12%, from 2002 to 2003 driving a $6.0 million increase in access revenues due to increased usage by wireless carriers.

•

Competitive Wireline Revenues.    Competitive wireline revenues decreased $0.3 million, or 0.5%, from $50.4 million in 2002 to $50.2 million in 2003. Revenues from fiber optic and other long haul transport related network usage decreased $2.2 million, or 33%, from $6.7 million in 2002 to $4.5 million in 2003. This was primarily due to reductions in network rates and usage in 2002. During 2003, we added 5,000 access lines, an 11% increase, finishing the year with 48,800 access lines. In addition to the $1.2 million revenue growth generated from traditional CLEC local service, revenues from private line for business accounts increased $0.7 million, or 18%, from $4.1 million in 2002 to $4.9 million in 2003. Reciprocal compensation revenues (revenues earned for terminating calls from other RLECs or CLECs) and switched access revenues (revenue earned for originating or terminating calls from inter-exchange carriers) decreased $0.2 million to $6.9 million for 2003. The decline in reciprocal compensation rates and the related revenue decline that we have experienced continued throughout 2003. As part of our previously announced expense reduction initiatives, operations were ceased in certain dial-up internet markets and rates were increased in others. Additionally, customer migration to DSL or other high speed products contributed to this decline. All of these factors have resulted in a loss of 9,551 dial-up customers and a $1.5 million revenue decline. At the same time, DSL customers grew by 1,374, or 25%. DSL and other broadband revenues increased $1.2 million in 2003 compared to 2002. The DSL and other broadband internet products’ current penetrable market is significantly smaller than that of the dial-up product and thus increases in revenues on these products has trailed that of the decline in dial-up revenues.

•	OTHER OPERATING REVENUES—Other operating revenues declined $4.3 million, or 47%, from 2002 to 2003, from $9.2 million to $4.9 million due to a lease buy-out revenue recognition of approximately $1.1 million in 2002 related to the lease of a non-core company owned building and the loss of that lease revenue, approximately $2.0 million in 2003, sale of a non-core subsidiary in fourth quarter 2002 and the sale of the wireline cable operations in fourth quarter 2003.

OPERATING EXPENSES

The following table identifies our operating expenses on a business segment basis, consistent with the table presenting operating revenues above

	Twelve Months Ended December 31,		$ Variance	% Variance
Operating Expenses	2003	2002
	(dollars in thousands)

Wireless PCS	$166,158	$156,656	$9,502	6%

Wireline
RLEC	16,600	15,174	1,426	9%
Competitive wireline	28,666	32,734	(4,068)	(12)%

Total wireline	45,266	47,908	(2,642)	(6)%

Other	9,253	8,772	481	(5)%

Operating expenses, before depreciation and amortization, asset impairment charges, accretion of asset retirement obligation, gain on sale of assets and capital and operational restructuring charges	220,677	213,336	7,341	3%

Depreciation and amortization	70,084	82,924	(12,840)	15%
Asset impairment charges	545	402,880	(402,335)	99%
Accretion of asset retirement obligation	662	—	662	NM
Gain on sale of assets	—	(8,472)	8,472	NM
Capital and operational restructuring charges	2,427	4,285	(1,858)	(43)%

Total operating expenses	$294,395	$694,953	$(400,558)	(58)%

The following describes our operating expenses on an aggregate basis and on a basis consistent with our financial statement presentation.

TOTAL OPERATING EXPENSES—As noted above, total operating expenses decreased $400.6 million in 2003 compared to 2002. Of this decrease, $402.9 million is due to the asset impairment charges recorded in 2002 in the wireless PCS and Competitive Wireline segments and in the wireless cable business of $367.0 million, $20.9 million and $15.0 million, respectively. Additionally, depreciation and amortization decreased by $12.8 million due primarily to the asset write-downs taken in 2002 and 2003. Operating expenses, excluding depreciation and amortization, asset impairment charges, accretion of asset retirement obligations, gain on sale of assets and operational and capital restructuring charges increased $7.3 million, or 3%, from $213.3 million for 2002 to $220.7 million for 2003. Increases in these costs in the wireless PCS segment were primarily driven by customer growth. Total wireline operating expenses, excluding depreciation and amortization, asset impairment charges, accretion of asset retirement obligations, gain of sale of assets and operational and capital restructuring charges, decreased $2.6 million primarily due to decreases in network transport and access related expenses due to the significant impact of network efficiency and grooming improvements coupled with favorable settlements and a $0.6 million decrease in operating expense related to the previously disputed and reserved access charges. Additionally, headcount reductions in competitive wireline were made based on the continuing decline of the dial-up business coupled with efficiency improvements in back office administration.

COST OF WIRELESS SALES—Cost of wireless sales decreased $2.0 million, or 4%, from $48.9 million in 2002 to $46.9 million in 2003. This decrease is driven by the change in the classification of equipment expense related to customer retention in 2003 as compared to 2002. In 2002, all equipment expenses were classified as cost of wireless sales. However, in order to better conform to industry practice, we charged customer retention related equipment expenses in customer operations in 2003. This retention expense was $8.7 million in 2003. In 2002, these costs were not separately identified. Other wireless cost of sales increased $2.2 million driven by increases in network access, long distance toll and costs of feature sales. Including the effect of the customer retention related reclassification in 2003 out of cost of wireless sales noted above, equipment cost of sales decreased $4.2 million in 2003 as compared to 2002 due primarily to significantly lower retention cost in 2002.

MAINTENANCE AND SUPPORT EXPENSES—Maintenance and support expenses decreased $3.6 million, or 6%, from $64.4 million in 2002 to $60.8 million in 2003. This decrease is due to significant network grooming and technological efficiency improvement as well as favorable resolutions to previously reserved access charge disputes noted above and the change in classification of certain regulatory fees from maintenance and support expenses in 2002 to corporate operations expenses in 2003, offset by increases from variable expenses related to customer and network access minute growth.

DEPRECIATION AND AMORTIZATION EXPENSES—Depreciation and amortization expenses decreased $12.8 million, or 15%, from $82.9 million in 2002 to $70.1 million in 2003. Of the $402.9 million asset impairment charge recorded in 2002, $29.5 million related to depreciable and amortizable assets. Additionally, through our application of fresh start accounting in connection with our September 9, 2003 emergence from bankruptcy (See Notes 1 and 2 to our Audited Consolidated Financial Statements), we fair valued fixed assets and recorded an additional $57.8 million reduction in the carrying value of fixed assets. Based on these factors offset by the effect of the $58.5 million of asset additions, normal depreciation decreased $3.5 million, or 6%. In addition to this, accelerated depreciation recorded for the planned early retirement of specifically identified assets decreased $8.0 million from 2002 to 2003. We reported accelerated depreciation of $15.0 million for the twelve months ended December 31, 2002 on wireless digital PCS equipment replaced during 2002 or which are scheduled to be replaced in the first half of 2003. In 2003, we recorded the remaining accelerated depreciation on the PCS equipment and on assets in the Portsmouth customer care center which was closed and traffic routed into the other two customer care centers.

On January 1, 2002, we adopted SFAS No. 142. In accordance with the provisions of SFAS 142, we discontinued amortization of goodwill, wireless PCS spectrum licenses and the assembled workforce intangible asset as of that date, as these assets are considered indefinite lived intangible assets and are subject to periodic impairment testing rather than amortization (See Note 7 to NTELOS Inc.’s Audited Consolidated Financial Statements). In connection with fresh start accounting applied on the September 9, 2003 bankruptcy emergence date, we recorded customer intangibles of $67.0 million on the RLEC and competitive wireline segments. Amortization of these intangibles from September 10, 2003 through December 31, 2003 was $1.3 million.

ASSET IMPAIRMENT CHARGES—During the first quarter of 2003, we completed the 2002 annual SFAS No. 142 impairment testing of all goodwill and indefinite lived intangible assets as of October 1, 2002. Additionally, we performed impairment testing on other long term assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” during the fourth quarter based on the presence of impairment indicators. In September 2002, we explored a variety of restructuring alternatives. Thereafter continued competition in the wireless telecommunications sector resulted in a modification to our long-term business plan, including a reduction in wireless subscriber growth, a decrease in average revenue per wireless subscriber, a slower improvement in subscriber churn and slower growth in wholesale revenues. In addition, capital and lending prospects for telecommunication companies continued to deteriorate. These factors negatively impacted us and the industry sector’s financial projections and market valuations. Accordingly, we recognized impairment on our wireless PCS licenses, goodwill and other intangible assets totaling $350.3 million. Additionally, certain wireless PCS property, plant and equipment was required to be written down to fair value which resulted in a $16.7 million impairment charge. In addition to the impairment recognized in the wireless PCS segment, the network segment goodwill was determined to be impaired resulting in a $20.9 million impairment charge. Finally, licenses, goodwill and property, plant and equipment associated with the wireless cable business were also determined to be impaired resulting in a $15.0 million impairment charge.

We recorded an asset impairment charge in 2003 of $0.5 million relating to the impairment of goodwill in the wireline cable business due to the decline in customers prior to the sale of this business in September 2003.

CUSTOMER OPERATIONS EXPENSES—Customer operations expenses increased $6.1 million, or 7%, from $82.1 million in 2002 to $88.3 million in 2003. As discussed above, $8.7 million of this relates to the classification of wireless customer retention costs in customer operations in 2003 as opposed to cost of wireless sales in the prior year. Other increases were related to wireless PCS customer growth and $0.7 million of transition related costs related to the relocation of customer care personnel from the Portsmouth, Virginia building, sold in May 2003, to other company owned or leased facilities. Offsetting these increases was a decrease in bad debt expense of $6.5 million, from $16.1 million in 2002 to $9.7 million in 2003. Bad debts from the wireless PCS segment were $6.9 million higher in 2002 than 2003 driven by an increased emphasis on higher credit standards and the significant increase in customer churn and receivables aging in 2002, primarily in the VA East PCS market.

CORPORATE OPERATIONS EXPENSES—Corporate operations expenses increased $6.7 million, or 37%, from $17.9 million in 2002 to $24.6 million in 2003. This increase is primarily due to a $2.3 million increase in the cost of directors and officers insurance in 2003 during the period of bankruptcy, an increase in performance based incentive compensation in 2003 over 2002 and the classification change mentioned above for certain regulatory fees from maintenance and support to corporate operations expense.

CAPITAL AND OPERATIONAL RESTRUCTURING CHARGES—Capital and operational restructuring charges were recorded in the first and second quarters of 2002 based on an approved plan to reduce our workforce by approximately 15% through early retirement incentives, the elimination of certain vacant and budgeted positions and the elimination of some jobs. The plan also involved exiting certain facilities in connection with the workforce reduction and centralizing certain functions. Total costs related to these activities were $2.7 million and were reported during the first and second quarters of 2002. An additional $1.6 million was reported during the fourth quarter of 2002 which was primarily related to capital restructuring. We incurred significant legal and advisory fees in the third and fourth quarter of 2002 in an effort to restructure our debt terms and capital structure. These efforts were unsuccessful and the related costs were expensed accordingly.

During the period January 1, 2003 through the March 3, 2003, bankruptcy filing date, additional legal, advisor and other professional fees were incurred which totaled $2.4 million in the continued effort to restructure our debt terms and capital structure. Related fees of this nature that were incurred during the bankruptcy period were classified as reorganization items.

OTHER INCOME (EXPENSES)

Interest expense decreased $46.0 million, or 59%, from $78.4 million in 2002 to $32.4 million in 2003. This decrease is due to the cancellation of the senior and subordinated notes in the Chapter 11 reorganization (See Note 4 to NTELOS Inc.’s Audited Consolidated Financial Statements).

Other income (expense) increased by $1.8 million, from a loss of $1.5 million in 2002 to a gain of $0.3 million in 2003. The 2002 loss primarily related to a $1.1 million permanent impairment recorded for our investment in WorldCom, Inc.

INCOME TAXES

Income tax expense (benefit) decreased $7.5 million, or 115%, from a $6.5 million benefit in 2002 to $1.0 million expense in 2003. In 2002, we had significant income tax net operating losses which were fully reserved. We carried a net operating loss carry forward in 2003 and the income tax expense related to 2003 taxable income is offset by reductions to the tax asset reserves in the same amount. Therefore, the only income tax expense reflected on the 2003 statement of operations relate to state minimum taxes. Minimum tax in 2002 was $1.0 million. The remaining $7.5 million tax benefit in 2002 related to the deferred tax asset for the swap agreement which wasn’t reserved.

Our net operating loss at December 31, 2003 was approximately $161 million.

Quarterly Results

The following table sets forth selected unaudited consolidated quarterly statement of operations data for the four quarters in 2004 and the first three quarters in 2005. To facilitate comparisons with results for other quarters, we have combined the results of NTELOS Inc. from April 1, 2005 to May 1, 2005 with our results from May 2, 2005 to June 30, 2005. We had no operating activities prior to the acquisition of NTELOS Inc. This unaudited information has been prepared on substantially the same basis as our consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) we believe necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly statement of operations data should be read together with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such.

NTELOS Inc.

Summary Operating Results

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
	Unaudited
	(in thousands)
Operating revenues
Wireless PCS operations	$53,986	$58,755	$61,102	$60,839	$65,643	$69,425	$72,086
Wireline operations
RLEC	13,705	13,791	14,780	14,004	14,361	13,668	13,996
Competitive wireline	12,520	12,293	12,212	11,946	12,289	13,024	13,450

Wireline total	26,225	26,084	26,992	25,950	26,650	26,692	27,446

Other operations	625	490	325	329	277	190	222

Total operating revenues	$80,836	$85,329	$88,419	$87,118	$92,570	$96,307	$99,754

Operating expenses
Wireless PCS operations	$40,558	$43,047	$42,017	$43,176	$45,251	$45,993	$48,379
Wireline operations
RLEC	4,049	4,134	4,140	3,708	3,426	3,426	3,623
Competitive wireline	7,331	7,559	8,224	7,306	8,073	8,177	8,250

Wireline total	11,380	11,693	12,364	11,014	11,499	11,603	11,873

Other operations	1,341	1,585	1,031	1,279	1,019	1,244	1,532

Operating expenses, before depreciation and amortization, accretion of asset retirement obligation, gain on sale of assets and capital and operational restructuring charges	53,279	56,325	55,412	55,469	57,769	58,840	61,784

Depreciation and amortization	15,525	15,902	16,297	17,451	17,504	21,007	22,436
Accretion of asset retirement obligation	156	176	202	146	189	161	218
Gain on sale of assets	—	—	—	—	(5,246)	(3,496)	—
Capital and operational restructuring charges	—	—	—	798	5,199	10,325	59

Total operating expenses	68,960	72,403	71,911	73,864	75,415	86,837	84,497

Operating income	$11,876	$12,926	$16,508	$13,254	$17,155	$9,470	$15,257

The following table sets forth selected unaudited consolidated quarterly statement of operations data as a percentage of total revenues for the four quarters in 2004 and the first three quarters in 2005.

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
	Unaudited
Operating revenues
Wireless PCS operations	67%	69%	69%	70%	71%	72%	72%
Wireline operations
RLEC	17%	16%	17%	16%	16%	14%	14%
Competitive wireline	15%	14%	14%	14%	13%	14%	14%

Wireline total	32%	30%	31%	30%	29%	28%	28%

Other operations	1%	1%	0%	0%	0%	0%	0%

Total operating revenues	100%	100%	100%	100%	100%	100%	100%

Operating expenses
Wireless PCS operations	50%	50%	48%	50%	49%	48%	49%
Wireline operations
RLEC	5%	5%	5%	4%	3%	4%	4%
Competitive wireline	9%	9%	9%	9%	9%	8%	8%

Wireline total	14%	14%	14%	13%	12%	12%	12%

Other operations	2%	2%	1%	1%	1%	1%	1%

Operating expenses, before depreciation and amortization, accretion of asset retirement obligation, gain on sale of assets and capital and operational restructuring charges	66%	66%	63%	64%	62%	61%	62%

Depreciation and amortization	19%	19%	18%	20%	19%	22%	23%
Accretion of asset retirement obligation	0%	0%	0%	0%	0%	0%	0%
Gain on sale of assets	0%	0%	0%	0%	(6%)	(4%)	0%
Capital and operational restructuring charges	0%	0%	0%	1%	6%	11%	0%

Total operating expenses	85%	85%	81%	85%	81%	90%	85%

Operating income	15%	15%	19%	15%	19%	10%	15%

Liquidity and Capital Resources

For the year ended December 31, 2004, and the nine months ended September 30, 2005, we funded our working capital requirements and capital expenditures from net cash provided from operating activities and borrowings under the former NTELOS Inc. credit facilities or the NTELOS Inc. senior secured credit facilities, as the case may be. We believe our cash from operations will continue to grow in the future as we continue to execute on our business strategy and increase our subscriber base, particularly in our wireless segment. In addition, the predictability of our cash flow is enhanced by our long-term Strategic Network Alliance with Sprint. See “Business.”

As of September 30, 2005, we had approximately $681 million in aggregate long term liabilities consisting of $619 million in outstanding long-term debt and approximately $62 million in other long-term liabilities. On

February 24, 2005, NTELOS Inc. borrowed approximately $400 million under a senior secured first lien bank facility and $225 million under a senior secured second lien term loan facility. In addition, we have the ability to borrow under a $35 million revolving credit facility, none of which has been borrowed to date. The proceeds of the NTELOS Inc. senior secured credit facilities were used to payoff the existing debt of NTELOS Inc., finance the tender offer of NTELOS Inc. and to pay fees and expenses incurred in connection with such transactions. The revolving credit facility is available for our working capital requirements and other general corporate purposes. Our blended interest rate on our long-term debt as of September 30, 2005 is 7.4%. The aggregate maturities of our long-term debt, excluding capital lease obligations, based on the contractual terms of the instruments are $4.0 million per year from 2005 through 2009. See “Description Of Certain Debt—NTELOS Inc. Senior Secured Credit Facilities.”

On October 17, 2005, we issued $135 million in aggregate principal amount of Floating Rate Notes. On the same day, we paid approximately $125 million of the net proceeds from this offering as a dividend to the holders of our Class L common stock. As of September 30, 2005, our total outstanding debt on a consolidated basis, including capital lease obligations and taking into account the issuance of the Floating Rates Notes, would have been approximately $762.7 million. We expect to repay the Floating Rate Notes with approximately $143.8 million from the proceeds of this offering, resulting in a pro forma debt of $629.1 million following this repayment. See “Description of Certain Debt—Floating Rate Notes.”

During the term of the First Lien Facility, NTELOS Inc. is also bound by certain financial covenants, specifically a maximum ratio of total debt outstanding to EBITDA, a minimum interest coverage ratio and maximum capital expenditures. The Second Lien Facility is subject to covenants which are customary for high yield bond financings. We believe that as of September 30, 2005 and currently, we are in compliance with all of our debt covenants. Noncompliance with any one or more of the debt covenants may have an adverse effect on our financial condition or liquidity in the event such noncompliance cannot be cured or should we be unable to obtain a waiver from the lenders of the NTELOS Inc. senior secured credit facilities or the holders of the Floating Rate Notes. See “Description of Certain Debt—NTELOS Inc. Senior Secured Credit Facilities.”

On October 21, 2005, we filed a waiver request related to the FCC’s requirement that 95% of our handsets be E911 capable. If we are unable to get this waiver, we could incur approximately $2.7 million of handset replacement costs prior to December 31, 2005 to comply with this requirement.

In addition to the long-term debt discussed above, we also enter into capital leases on vehicles used in our operations with lease terms of 4 to 5 years. At September 30, 2005, the net present value of these future minimum lease payments was $1.3 million.

In connection with the acquisition of NTELOS Inc., we recognized approximately $28.3 million in liabilities, including legal, financial, and consulting costs, additional costs associated with accelerated payout of certain retirement obligations and retention obligations, all but $0.7 million of which was paid off at September 30, 2005.

During the year ended December 31, 2004, net cash provided by operating activities was approximately $109.6 million. The primary sources of our net cash provided by operating activities included: approximately $38.3 million of net income, changes in operating assets and liabilities totaling approximately $6.6 million and depreciation and amortization of approximately $65.2 million. The principal changes in operating assets and liabilities were as follows: accounts receivable decreased by $4.4 million, or 13.0%, due primarily to improved payment terms under the Strategic Network Alliance; inventories and supplies decreased $6.0 million due to efforts to reduce handset inventory levels in recognition of improvement in handset availability and improved inventory flow coupled with a significantly higher inventory level and related accounts payable at December 31, 2003 from a $5.6 million handset shipment received at year end 2003; an income tax receivable recognized in 2004 as a result of a settlement of certain prior year tax examinations, the proceeds of which will be used as payment against the convertible note payable to the principal owners that was entered into as part of the merger agreement (see Note 7 of our Audited Consolidated Financial Statements); other current assets increased by $1.0 million associated with continued growth in operations; accounts payable decreased by $5.7 million primarily due to the payable associated with the aforementioned year end 2003 inventory shipment; advance billings and customer deposits increased by $1.3 million associated with continued NTELOS branded subscriber growth and the increase in NTELOS branded service offerings that require a deposit; accrued interest decreased by $2.4 million due to the existence at December 31, 2003 of an interest accrual due semi-annually on the $75 million of convertible notes that were converted to equity in 2004; deferred revenues declined by $1.5 million from the amortization of previously deferred activation costs (see revenue accounting policy, Note 4 to our Audited Consolidated Financial Statements); and accrued payroll and other current liabilities increased by $1.7 million due to higher bonus accruals associated with exceeding financial performance objectives and higher accruals, including higher property tax accruals, consistent with continued growth in operations.

During the nine months ended September 30, 2005, net cash provided by operating activities was approximately $53.5 million. The primary sources of our net cash provided by operating activities included: approximately $3.6 million of net income, which is net of $66.3 million of depreciation, amortization and other non-cash charges (net). Therefore, cash generated from operations before taking into account changes in operating assets and liabilities was $69.9 million. This amount is net of $15.6 million in capital restructuring charges related to the tender offer and merger transactions. Total net changes in operating assets and liabilities used $15.4 million. The principal changes in operating assets and liabilities from December 31, 2004 to September 30, 2005 were as follows: accounts receivable increased by $6.4 million, or 21.7%, due primarily to a 15% increase in revenues for the relevant two month periods prior to September 30, 2005 and December 31, 2004 (periods for which some or all of the revenues remained in accounts receivable at the end of the applicable periods) and a slight decline in the accounts receivable aging; inventories and supplies decreased $0.9 million due to higher PCS handset shipment receipts just prior to December 31, 2004 as compared to September 30, 2005; other current assets increased $1.3 million due to the timing of certain prepaid expense payments which are paid annually in the third quarter and expensed over the following twelve months; accounts payable decreased by $2.2 million due primarily to higher capital expenditures made in the period ended December 31, 2004 as compared to the period ended September 30, 2005, obligations associated with lower inventory levels and the payout of our final installment to creditors in connection with NTELOS Inc.’s bankruptcy in 2003; and, other current liabilities increased $3.2 million due to increases in advance billings and customer deposits associated with continued NTELOS branded subscriber growth and the increase in NTELOS branded service offerings that require a deposit, increases in accrued incentive compensation related to performance above plan and other current liabilities due to higher property tax accruals (most of which are due in December). Retirement benefit payments in the first nine months of 2005 were approximately $9.1 million due primarily to accumulated benefit obligation payments under our non-qualified pension plan made in connection with the acquisition of NTELOS Inc. and increases in contributions to the pension plan as a result of an increase in the accumulated benefit obligation due to the decline in the applicable discount rate and lower than expected return on assets in the plan that did not keep pace with the growth in the pension plan obligations. In 2006, we expect to make approximately $6.4 million in additional retirement benefit contributions to our pension plan as a result of these conditions.

Our net cash flows used in investing activities for 2004 were approximately $59.6 million and included the following:

•	$60.1 million for the purchase of property and equipment comprised of (i) approximately $35.8 million related to purchases of equipment and infrastructure to support our growing subscriber base and increase wholesale usage, and maintenance and expansion of our network to support such growth and subscriber base, (ii) approximately $18.6 million to support the growth of the wireline equipment and infrastructure to support the growth in competitive wireline CLEC and broadband data customers and usage and maintenance of the plant and network infrastructure, and (iii) approximately $5.7 million related to information technology and corporate expenditures to enhance and maintain the back office support systems in order to support the continued growth and introduction of new service offerings and applications; offset by

•	$0.5 million proceeds from miscellaneous asset dispositions (investment sales).

Our cash flows used in investing activities for the nine months ended September 30, 2005, were approximately $56.8 million and include the following:

•	$60.5 million for the purchase of property and equipment comprised of (i) approximately $39.5 million related to purchases of equipment and infrastructure to support our growing subscriber base and increase wholesale usage, and maintenance and expansion of our network to support such growth and subscriber base, (ii) approximately $15.1 million to support the growth of the wireline equipment and infrastructure to support the growth in competitive wireline CLEC and broadband data customers and usage and maintenance of the plant and network infrastructure, and (iii) approximately $5.9 million related to information technology and corporate expenditures to enhance and maintain the back office support systems in order to support the continued growth and introduction of new service offerings and applications; offset by

•	$28.6 million proceeds from the following (i) the sale of excess PCS spectrum in Pennsylvania for $15.5 million, (ii) the sale of MMDS spectrum in Richmond, Virginia for $4.8 million, (iii) the redemption of RTFC subordinated capital certificates of $7.2 million in connection with the payoff of the senior credit facility on February 24, 2005; and (iv) $1.2 million relating to the sale of a building in Winchester, Virginia; and

•	$25.0 million investment in restricted cash that we subsequently disbursed to fund part of the purchase of the remaining equity securities of NTELOS Inc. in connection with the merger. See Note 2 to NTELOS Inc.’s June 30, 2005 Audited Consolidated Financial Statements.

We expect our aggregate capital expenditures for 2005 to be approximately $91 million. We expect that our capital expenditures associated with our wireless business in 2005 will be approximately $59 million, of which approximately $17 million is for planned wireless network coverage expansion, the expansion of our 3G 1xRTT capabilities and enhancements within the coverage area for improved in-building penetration, which we consider discretionary expansion projects. The remaining $42 million in wireless capital expenditures is targeted to ensure that we have the network capacity to support our projected growth in our NTELOS branded subscribers, increased usage by our existing subscribers and growth in voice and data usage under the Strategic Network Alliance. We expect that our capital expenditures associated with our wireline business in 2005 will be approximately $24 million, of which approximately $5 million is for fiber network expansion and enhancements utilized by our RLEC and competitive wireline operations, which we consider non-recurring capital cost. The remaining $19 million is targeted to provide regular maintenance and support for our regulated RLEC operations and to support the increased minutes of usage, maintenance and growth we project for our competitive wireline voice and data offerings. In addition, we expect to invest approximately $8 million to enhance and maintain our back office support systems to support the continued growth and introduction of new service offerings and applications.

We currently are budgeting capital expenditures for 2006 of approximately $85 million. We expect that our capital expenditures associated with our wireless business in 2006 will be approximately $61 million, of which approximately $28 million is for the completion of network wide 3G 1xRTT upgrade, continued incremental network coverage expansion and enhancements within our coverage area for improved in-building penetration, which taken together with the discretionary wireless capital expenditures targeted in 2005 will significantly strengthen our existing competitive position within our markets and allow us to provide 3G 1xRTT CDMA services across 100% of our cell sites. The remaining $33 million in wireless capital expenditures is targeted to maintain our existing networks and provide additional capacity to support our projected growth in our NTELOS branded subscribers and increased usage by existing subscribers and growth in voice and data usage under the Strategic Network Alliance. We expect that our capital expenditures associated with our wireline business in 2006 will be approximately $18 million, which is targeted to provide regular maintenance and support for our RLEC operations and to support the projected growth of our competitive wireline voice and data offerings. In addition, we expect to invest approximately $6 million in enhancements and upgrades to our information technology and corporate expenditures to enhance and maintain the back office support systems to support the continued growth and introduction of new service offerings and applications.

Net cash used in financing activities for 2004 aggregated $64.6 million, which primarily represents the following:

•	$45.8 million in scheduled and required payments and an optional prepayment against several long term debt instruments that were subsequently refinanced in February 2005 in connection with the restructuring;

•	$10.2 million in payments under our former lines of credit and certain other debt instruments that were subsequently refinanced in February 2005 in connection with the restructuring; and

•	$8.6 million in payments related to interest paid on certain interest rate swap obligations that were subsequently refinanced in February 2005 in connection with the restructuring.

Net cash used in financing activities for the nine months ended September 30, 2005 aggregated $14.5 million, which primarily represents the following:

•	$625.0 million in proceeds from the NTELOS Inc. senior secured credit facilities entered into in February 2005;

•	$171.3 million in payments related to the pay-off in February 2005 of the former NTELOS Inc. credit facilities that were replaced by the NTELOS Inc. senior secured credit facilities;

•	$440.0 million in payments related to our self-tender offer for common stock, warrants and options in connection with the restructuring;

•	$7.7 million in payments on the NTELOS Inc. former credit facilities in connection with certain asset sales and scheduled repayments that were subsequently refinanced in February 2005;

•	$2.0 million in scheduled repayments on the NTELOS Inc. first lien senior secured credit facility entered into in February 2005;

•	$4.7 million in payments related to interest paid on certain interest rate swap obligations that were subsequently refinanced in February 2005 in connection with the restructuring;

•	$12.8 million in payments related to debt issuance costs related to the NTELOS Inc. senior secured credit facilities entered into in February 2005; and,

•	$0.9 million in payments under other debt instruments and $0.1 million of other payments related to financing activities.

The above cash flows are for NTELOS Inc. for the periods indicated. In addition, for the period ended September 30, 2005, we had financing proceeds of $120.0 million from the sale of common stock and $5.8 million from the issuance of convertible notes and investing disbursements of $125.7 million for the purchase of NTELOS Inc.

As of December 31, 2004 and September 30, 2005, we had approximately $34.2 million and $16.3 million, respectively, in cash and cash equivalents and working capital (current assets minus current liabilities) of approximately $10.9 million and $5.9 million, respectively. We believe that our existing borrowing availability, our current cash balances and our cash flow from operations will be sufficient to satisfy our current working capital and capital expenditure requirements for at least the next twelve months.

Contractual Obligations and Commercial Commitments

We have contractual obligations and commercial commitments that may affect our financial condition. The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2004, and with respect to our long-term debt obligations the data provided is on a pro forma basis giving effect to our acquisition of NTELOS Inc. in 2005 and the refinancing of our credit facilities:

	Payments Due by Period
	Total		Less than 1 year		1-3 years	4-5 years	After 5 years
	(in millions)
Long-term debt obligations	$630.8	(1)	$9.8	(2)	$12.0	$101.3	$507.7
Capital lease obligations	1.7		0.9		0.8	—	—
Operating lease obligations	88.6		17.6		41.3	17.4	12.3
Purchase obligations	26.7		15.0		11.7	—	—
Other long-term liabilities reflected on NTELOS Holdings balance sheet(3)	—		—		—	—	—

Total	$747.8		$43.3		$65.8	$118.7	$520.0

(1)	Includes a $400 million, 6.5 year, first-lien term loan facility and a $225 million, 7 year, second-lien term loan facility.
(2)	Includes an approximately $5.8 million payment for the repurchase of certain 10% notes with the proceeds from an anticipated tax refund to be received by us.
(3)	Excludes certain accumulated benefit obligation payments under our non-qualified pension plan made in connection with the acquisition of NTELOS Inc. See Note 13 to our Audited Consolidated Financial Statements.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements or financing activities with special purpose entities.

Qualitative and Quantitative Disclosures About Market Risk

We may choose to have interest accrue on loans outstanding under our $435 million senior secured first lien bank facility consisting of a $400 million term loan B facility, which we refer to as the Term Loan B Facility, and a $35 million revolving credit facility, which we refer to as the Revolving Credit Facility, and our $225 million senior secured second lien term loan facility, which we refer to as the Second Lien Facility, based on (a) the higher of ½ of 1% in excess of the federal funds rate and the rate of interest published by the Wall Street Journal as the prime rate, which we refer to as Base Rate Loans, or (b) the Eurodollar rate (adjusted for maximum reserves), which we refer to as Eurodollar Loans, in each case plus an applicable margin. With respect to the Revolving Credit Facility, the applicable margin for the Revolving Credit Facility is determined in accordance with a pricing grid tied to our total leverage ratio. As for the Term Loan B Facility, the applicable margin was initially set at 1.50% per annum in respect of Base Rate Loans and 2.50% per annum in respect of Eurodollar Loans. If our total leverage ratio is lower than 4.0x, the applicable margin is 1.25% per annum in respect of Base Rate Loans and 2.25% per annum in respect of Eurodollar Loans. The applicable margin for the Second Lien Facility is 4.00% per annum in respect of Base Rate Loans and 5.00% per annum in respect of Eurodollar Loans. As of September 30, 2005, $397.0 million was outstanding under the First Lien Facility and $225.0 million was outstanding under the Second Lien Facility. We have other fixed rate, long-term debt totaling $1.3 million as of September 30, 2005.

We are exposed to market risks primarily related to interest rates. To manage this exposure and to comply with the terms and conditions of the First Lien Facility, we entered into a three year interest rate swap agreement effective as of February 24, 2005 with a notional amount of $312.5 million. The purpose of this swap agreement is to minimize our exposure to interest rate movements by effectively converting a portion of our long-term debt from variable rate debt to fixed rate debt. Our fixed rate payments due under the swap agreement are calculated at a per annum rate of 4.1066%. Our swap counterparty’s variable rate payments are based on three month U.S. Dollar LIBOR, which was 2.64% for the initial calculation period. The notional amount of the swap agreement does not represent an amount exchanged by the swap counterparty and us and thus is not a measure of our debt obligations. The notional amount is only a measure of our exposure to make fixed rate payments under the swap agreement. Interest rate differentials paid or received under the swap agreement are recognized for GAAP purposes over the three month maturity periods as adjustments to our interest expense. The parent corporation of our counterparty, which is a well known financial institution, has guaranteed the counterparty’s obligations to us under the swap agreement. Our obligations under the swap agreement are secured by substantially all of our real and personal property pursuant to the terms of the First Lien Facility. We have interest rate risk on borrowings under the First Lien Facility and the Second Lien Facility in excess of the $312.5 million covered by the swap agreement. We are exposed to loss if one or more of the counterparties default.

At September 30, 2005, we did not have any exposure to credit loss on interest rate swaps. At September 30, 2005, the swap agreement had a fair value of $2.8 million above its face value. At September 30, 2005, our senior bank debt totaled $622.0 million, or $309.5 million over the swap agreement. The effects of a one percentage point change in LIBOR rates would change the fair value of the swap agreement by $6.2 million for a one percentage point increase in the rate (to $9.0 million above face value) and $6.4 million for a one percentage point decrease in the rate (to $3.6 million below face value).

At September 30, 2005, our financial assets included cash and cash equivalents of $16.3 million. We believe there are minimal credit risks to us in connection with these financial assets because the counterparties are prominent financial institutions. Further, with respect to the cash and cash equivalents, there are no material market risks because such assets are fixed maturity, high quality instruments. In addition at September 30, 2005, we had securities and investments of $2.8 million which primarily consisted of $2.5 million of Class C stock holdings in the Rural Telephone Bank, which we refer to as RTB, (see Note 10 to our Audited Consolidated Financial Statements).

The following sensitivity analysis indicates the impact at September 30, 2005, on the fair value of certain financial instruments, which are potentially subject to material market risks, assuming a ten percent increase and a ten percent decrease in the levels of our interest rates or, in the case of the swap agreement, a one percent increase and a one percent decrease in the interest rates:

At September 30, 2005	Book Value	Fair Value	Fair Value assuming noted decrease in market pricing	Fair Value assuming noted increase in market pricing
Marketable long-term debt	$—	$—	$—	$—
Non-marketable long-term debt	623.3	623.3	648.2	599.7
Interest rate swaps	2.8	2.8	(3.6)	9.0

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified our critical accounting policies for discussion herein. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Principles of Consolidation

We purchased 24.9% of NTELOS Inc. and its subsidiaries on February 24, 2005 and purchased the remaining 75.1% on May 2, 2005. We accounted for the results of operations for NTELOS Inc. from February 24 through May 1, 2005 using the equity method of accounting. For the period commencing on the May 2, 2005 merger date, we consolidated the financial statements of NTELOS Inc. The consolidated financial statements include the accounts of us, NTELOS Inc. and all of its wholly-owned subsidiaries and those limited liability corporations where NTELOS Inc., as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition Policies

We recognize revenue when services are rendered or when products are delivered, installed and functional, as applicable. Certain of our services require payment in advance of service performance. In such cases, we record a service liability at the time of billing and subsequently recognizes revenue over the service period.

With respect to NTELOS Inc.’s wireline and wireless businesses, we earn revenue by providing access to and usage of its networks. Local service and airtime revenues are recognized as services are provided. Wholesale revenues are earned by providing switched access and other switched and dedicated services, including wireless roamer management, to other carriers. Revenues for equipment sales are recognized at the point of sale. PCS handset equipment sold with service contracts are sold at prices below cost, based on the terms of service contract. We recognize the entire cost of the handsets at the point of sale, rather than deferring such costs over the service contract period.

Nonrefundable PCS activation fees and the portion of the activation costs directly related to acquiring new customers (primarily activation costs and sales commissions) are deferred and recognized ratably over the estimated life of the customer relationship ranging from 12 to 24 months in accordance with the SEC Staff Accounting Bulletin 101, as amended by SEC Staff Accounting Bulletin 104, collectively referred to as SAB No. 101. Similarly, in the wireline RLEC and competitive wireline segments, the Company charges nonrefundable activation fees for certain new service activations. Such activation fees and costs are deferred and recognized ratably over 5 years. Direct activation costs exceed activation revenues in all cases. As is allowed within the provisions of SAB No. 101, we deferred these costs up to but not in excess of the related deferred revenue.

Effective July 1, 2003, we adopted Emerging Issues Task Force No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables,” or EITF No. 00-21. The EITF guidance addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units based on their relative fair values. The adoption of EITF No. 00-21 has required evaluation of each arrangement entered into by us for each type of sales transaction and each sales channel. The adoption of EITF No. 00-21 has resulted in substantially all of the activation fee revenue generated from our owned retail stores and associated direct costs being recognized at the time the related wireless handset is sold and is classified as equipment revenue and cost of equipment, respectively. Upon adoption of EITF No. 00-21, previously deferred revenues and costs were amortized over the remaining estimated life of the subscriber relationship, not to exceed 24 months. Revenue and costs for activations at third-party retail locations and related to our segments other than wireless will continue to be deferred and amortized over the estimated lives as prescribed by SAB No. 104. The balance of our deferred activation fees totaled $1.0 million at the May 2, 2005 merger date. Through purchase accounting, all deferred activation fees were adjusted to zero at that date.

Accounts Receivable

We sell our services to residential and commercial end-users and to other communication carriers primarily in Virginia and West Virginia. The carrying amount of our trade accounts receivable approximates fair value. We have credit and collection policies to ensure collection of trade receivables and require deposits on certain of our sales. We maintain an allowance for doubtful accounts, which management believes adequately covers all anticipated losses with respect to trade receivables. Actual credit losses could differ from such estimates.

Inventories and Supplies

Our inventories and supplies consist primarily of items held for resale such as PCS handsets, pagers, wireline business phones and accessories. We value our inventory at the lower of cost or market. Inventory cost is computed on a currently adjusted standard cost basis (which approximates actual cost on a first-in, first-out basis). Market value is determined by reviewing current replacement cost, marketability and obsolescence.

Long-lived Asset Recovery

Long-lived assets include property and equipment, radio spectrum licenses, long-term deferred charges and intangible assets to be held and used. Long-lived assets, excluding intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Buildings are depreciated over a 50-year life and leasehold improvements, which are categorized with land and building, are depreciated over the shorter of the estimated useful lives or the remaining lease term. Network plant and equipment are depreciated over various lives from 4 to 40 years, with an average life of approximately 13 years. Furniture, fixtures and other equipment are depreciated over various lives from 5 to 18 years.

Because we applied purchase accounting on the May 2, 2005 merger date, property, plant and equipment and other long-lived assets were adjusted to fair market value on that date and accumulated depreciation and amortization was reset to zero.

We believe that no impairment indicators exist as of September 30, 2005, which would require us to test for impairment in accordance with SFAS No. 144. In the event that there are changes in the planned use of our long- lived assets or our expected future undiscounted cash flows are reduced significantly, our assessment of our ability to recover the carrying value of these assets under SFAS No. 144 could change.

Goodwill and Indefinite Lived Intangibles

Goodwill, franchise rights and radio spectrum licenses are considered indefinite lived intangible assets. Indefinite lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. We engaged a third-party valuation advisor to assist in determining our enterprise value at May 2, 2005 and to value these intangible assets based on a combination of established valuation techniques. We assess the recoverability of indefinite lived assets whenever adverse events or changes in circumstances indicate that impairment may have occurred and annually on October 1. At September 30, 2005, no impairment indicators existed which would trigger impairment testing prior to the scheduled annual testing date of October 1. Intangibles with a finite life are classified as other intangibles on the consolidated balance sheets.

Accounting For Asset Retirement Obligations

Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations,” or SFAS No. 143, establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred if a reasonable estimate can be made. The associated retirement costs are capitalized and included as part of the carrying value of the long-lived asset and amortized over the useful life of the asset. Accretion expense related to the asset retirement obligations for the nine months ended September 30, 2005 was $0.6 million.

We enter into long-term leasing arrangements primarily for cell sites and retail store locations in our wireless segment. Additionally, in our wireline operations, we enter into various facility co-location agreements and are subject to locality ordinances. In both cases, we construct assets at these locations and, in accordance with the terms of many of these agreements, we are obligated to restore the premises to their original condition at the conclusion of the agreements, generally at the demand of the other party to these agreements. We recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset, depreciating it over the useful life of the related asset.

Employee Benefit Plan Assumptions

NTELOS Inc. sponsors a non-contributory defined benefit pension plan covering all employees who meet eligibility requirements and were employed by NTELOS Inc. prior to October 1, 2003. The defined benefit pension plan was closed to NTELOS Inc. employees employed on or after October 1, 2003. Pension benefits vest after five years of service and are based on years of service and average final compensation subject to certain reductions if the employee retires before reaching age 65. NTELOS Inc.’s funding policy has been to contribute to the plan based on applicable regulatory requirements. Contributions are intended to provide not only for benefits based on service to date, but also for those expected to be earned in the future.

We sponsor a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. Our policy is to contribute 60% of each participant’s annual contribution for contributions up to 6% of each participant’s annual compensation. Company contributions to this plan vest after three years of service. The employee elects the type of investment fund from the equity, bond and annuity alternatives offered by the plan.

NTELOS Inc. provides certain health care and life benefits for retired employees that meet eligibility requirements. Employees hired after January 1994 are not eligible for these benefits. Our share of the estimated costs of benefits that will be paid after retirement is generally being accrued by charges to expense over the eligible employees’ service periods to the dates they are fully eligible for benefits.

Income Taxes

Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements

In March 2005, FASB issued Interpretation Number 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” or FIN 47. FIN 47 clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143 and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement. FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005. We do not anticipate that the implementation of FIN 47 will have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments,” or SFAS No. 123R. SFAS No. 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, compensation expense will be recognized over the remaining employee service period for the outstanding portion of any awards for which compensation expense had not been previously recognized or disclosed under SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. SFAS No. 123R replaces SFAS No. 123 and supersedes Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and its related interpretations. We are required to adopt SFAS No. 123R no later than January 1, 2006. We do not anticipate that the effects of adopting SFAS No. 123R will have a material impact on our consolidated financial positions, results of operations or cash flows.

Inflation

We believe that inflation has not materially affected our operations.

BUSINESS

Overview

We are a leading provider of wireless and wireline communications services to consumers and businesses in Virginia and West Virginia under the NTELOS brand name. We concentrate on providing services that we believe represent high growth opportunities for us. For the year ended December 31, 2004, we recognized operating revenues of $341.7 million, which represents a compound annual growth rate from 2001 to 2004 of approximately 15%. For the nine months ended September 30, 2005, we recognized operating revenues of $288.6 million, which represented an increase of 13% over the same period in 2004. For the nine months ended September 30, 2005, our wireless and wireline revenues accounted for approximately 72% and 28% of our total revenues, respectively.

Our wireless operations are composed of an NTELOS branded retail business and a wholesale business that we operate under an exclusive contract with Sprint Nextel. We believe our regional focus and contiguous service area provide us with a differentiated competitive position relative to our primary competitors, all of whom are national providers. Our wireless revenues have experienced a 23% compound annual growth rate from 2001 to 2004. Our wireless operating income has grown from a loss of approximately $(80.2) million in 2001 to approximately $20.7 million in 2004, and for the nine months ended September 30, 2005, our wireless operating income was $24.5 million, an increase of $9.2 million, or approximately 61%, over the same period in 2004. We hold digital wireless personal communication services, or PCS, licenses to operate in 29 basic trading areas, with a licensed population of 8.7 million, and we have deployed a network using code division multiple access technology, or CDMA, in 20 basic trading areas which currently cover a total population of 5.0 million potential subscribers. As of September 30, 2005, our wireless retail business had approximately 328,000 NTELOS branded subscribers, representing a 6.5% penetration of our total covered population. In 2004 we entered into a seven-year exclusive network agreement to be a wholesale provider of network services for Sprint Spectrum, the wireless subsidiary of Sprint Nextel. Under this agreement, which we refer to as the Strategic Network Alliance, we are the exclusive PCS network service provider through July 2011 to all Sprint Nextel wireless services offered to approximately 3 million people in our western Virginia and West Virginia service area, which we deliver over our CDMA third generation, one times radio transmission technology, network, utilizing our own spectrum. For the nine months ended September 30, 2005, we realized wholesale revenues of $45.8 million, primarily related to the Strategic Network Alliance, representing an increase of 22% over the same period in 2004 when we provided similar services under a predecessor agreement to one of Sprint Nextel’s affiliate partners.

Founded in 1897, our wireline business and its predecessor organizations have consistently outperformed the service benchmarks set by the Virginia State Corporation for telephone service. Our wireline incumbent local exchange carrier business is conducted through two subsidiaries that qualify as rural telephone companies under the Telecommunications Act of 1996. These two rural telephone companies, which we refer to as our RLECs, provide wireline communications services to residential and business customers in the western Virginia communities of Waynesboro, Covington, Clifton Forge and portions of Botetourt and Augusta Counties. In 1998, we began to leverage our wireline network infrastructure to offer competitive local exchange carrier, or CLEC, communication services in Virginia and West Virginia outside our RLEC service area. Our CLEC business markets and sells local, long distance, and high-speed data services almost exclusively to business customers, with residential service limited to bundled service offerings with DSL. We also own a 1,900 mile regional fiber-optic network which directly connects our networks with many of the largest markets in the mid-Atlantic region. As of September 30, 2005, we operated 47,224 rural telephone company telephone access lines and 13,157 broadband access connections in our markets, and we had completed the investment required to offer DSL services in 90% of our service area. Our rural telephone company subsidiaries experienced a net loss of 1,072 access lines in the nine months ended September 30, 2005, or 2.2% of our access lines served in 2004, and a net loss of 1,824 access lines in 2004, or 3.8% of our access lines served in 2003. In 2004 and for the nine months ended September 30, 2005, our pro forma wireline operating income margins were 32.7% and 31.6%, respectively.

Competitive Strengths

Our wireless business is positioned for continued growth.    We are the only wireless operator focused primarily on Virginia and West Virginia. We maintain a broad physical retail sales presence in our operating region, which currently includes 70 point-of-sale locations, significantly more than any other wireless provider in our operating region. We believe our commitment to maintaining a local presence in the markets we serve has allowed us to deliver outstanding customer service and further reinforces our “hometown” brand image. We believe the ongoing integration of SunCom subscribers into Cingular’s operations in our region positions us as the leading service provider in our markets pursuing a branded regional value strategy. As a result of our current product offerings and our focus on selling higher value rate plans, we have increased our retail subscribers and average revenues per unit/handset, or ARPU, from approximately 294,000 and $47.97 at September 30, 2004 to 328,000 and $52.42 at September 30, 2005. In addition, our recently expanded data services resulted in data ARPU of $1.72 for the nine months ended September 30, 2005, an increase from $0.24 for the same period in 2004. We believe our current market position, retail distribution presence and product offerings will allow us to successfully increase our market penetration and aggressively grow our subscriber base in the future.

We have an attractive regional wireless coverage area.    Our contiguous wireless service area includes substantial portions of Virginia and West Virginia as well as portions of Kentucky, Tennessee, Ohio and North Carolina. We believe this large regional coverage area and our attractive national reciprocal roaming rates allow us successfully to address the mobile communications needs of the potential customers within our service area. We are currently the only wireless company operating a 100% CDMA network covering the entire region in which we operate. We have extensive network coverage of interstates and major highways in our region allowing us to provide a high quality customer experience and generate increasing usage from Sprint Nextel subscribers in the Strategic Network Alliance service area. There are over 90 colleges and universities located within our market coverage area, including 10 universities with student populations greater than 10,000 each, including the University of Virginia, Virginia Tech, West Virginia University, Marshall University and James Madison University.

We have a long term Strategic Network Alliance with Sprint Nextel.    We are the exclusive PCS network service provider through July 2011 for all Sprint Nextel wireless services delivered in the Strategic Network Alliance service area. This arrangement has provided our wireless operations with an attractive wholesale revenue stream and has generated significant growth. We enjoy attractive contribution margins on our revenues from Sprint Nextel, as the compensation that we receive from Sprint Nextel for these services is meaningfully higher than our incremental operating cost to provide these services. The Strategic Network Alliance also permits our NTELOS branded customers to access Sprint Nextel’s national wireless network and long distance termination services at favorable rates and allows us to offer our own NTELOS branded national rate plans on a more competitive and more profitable basis. In addition, we expect that the combined Sprint Nextel will focus its future business to more fully utilize the capabilities of the CDMA network technology platform for which we are the exclusive network provider within our Strategic Network Alliance service area.

We have a well-established and financially strong regional wireline business that generates substantial and stable cash flows.    Our local telephone companies have over 100 years of market presence in the local rural communities in which they operate. Our local telephone network serves as a platform from which we have launched additional wireline businesses, including CLEC, internet and wholesale network services. In 2004 and for the nine months ended September 30, 2005, our pro forma wireline operating income margins were 32.7% and 31.6%, respectively.

We leverage our brand, network and backoffice across multiple products.    We operate a broad collection of network assets, including seven switching sites, 1,900 miles of fiber optic cable, and 864 wireless cell sites, which allows us to maximize efficiency across our wireless and wireline operations. We also operate an integrated backoffice that supports billing, customer service, provisioning and network management across the wireless and wireline operations. Our backoffice infrastructure and services are flexible and scalable for future growth and allow us to benefit from greater scale efficiency than would otherwise be the case for a stand-alone wireless or wireline operator.

We have an experienced management team.    Our executive officers average more than 20 years of experience in the telecommunications industry. A majority of these officers have been with us for over 10 years. Our management team has extensive experience operating our business and has communications industry relationships which provide us with a competitive advantage.

Business Strategy

Our goal is to continue to deliver rapid, sustainable growth in operating revenues and operating income in order to enhance long-term stockholder value. We plan to achieve our goal by capitalizing on our competitive strengths and focusing on the following strategic objectives:

•	Growing our NTELOS branded retail wireless operations by further expanding network coverage and delivering new products and services that increase subscriber penetration and profitability per subscriber;

•	Continuing our close cooperation with Sprint Nextel to facilitate greater usage of our network through our Strategic Network Alliance;

•	Realizing the cash flow benefits from previous capital investments in our wireline operations and network assets; and

•	Continuing to leverage our network and backoffice functions by further increasing our customer penetration and usage within our markets.

Wireless Business

Overview

Our wireless business operates a 100% CDMA digital PCS network in Virginia, West Virginia, and portions of Kentucky, Ohio and North Carolina with a total covered population, or POPs, of 5.0 million people (8.7 million licensed POPs in 29 basic trading areas having an average spectrum depth of 24.0 MHz). We began acquiring PCS spectrum in western Virginia and West Virginia in June 1995 and began operations in Virginia in late 1997 and in West Virginia in late 1998. We entered eastern Virginia in July 2000 with the acquisition of the eastern Virginia assets of PrimeCo Personal Communications, L.P., or PrimeCo, following the Bell Atlantic/GTE merger. As of September 30, 2005, we served approximately 328,000 NTELOS-branded retail subscribers.

The coverage of our wireless business in Virginia covers Richmond, Fredericksburg, Hampton Roads/Norfolk, Roanoke, Lynchburg, Charlottesville, Staunton, Harrisonburg, Winchester, Danville and Martinsville, as well as our headquarters in Waynesboro. The coverage of our wireless business also includes Charleston, Huntington, Morgantown, Beckley and Bluefield in West Virginia, Ashland, Kentucky and the Outer Banks of North Carolina.

Wireless Strategy

The key elements of our wireless strategy include:

•	Pursuing diversified wireless operations: We have implemented a diversified wireless strategy consisting of a traditional retail model coupled with our wholesale Strategic Network Alliance with Sprint Nextel. Both businesses leverage the same wireless network and back office infrastructure. Retail provides opportunities for growth through continued subscriber acquisition under the NTELOS brand name. Wholesale provides predictable and high growth revenue and cash flow streams from Sprint Nextel with minimal investment in customer service and no investment in customer acquisition. Together, we believe these operations provide a balanced and diversified portfolio with a strong growth potential. For the nine months ended September 30, 2005, 78% of our wireless revenues were generated from our retail operations and 22% from wholesale.

•	Capitalizing on the NTELOS brand: We believe the NTELOS brand has strong name recognition in the markets we serve. Our Virginia West wireless region encompasses the area where we have been operating in the communications business for more than a century. The NTELOS brand is also used by both the wireless and wireline business segments in West Virginia. We maintain a visible physical retail presence in our markets which we believe further enhances our customer service and brand recognition. We currently operate 70 retail locations in our market, which is substantially more than any of our competitors.

•	Offering the best value proposition in-region: Our wireless services are designed to offer exceptional value to customers who live and travel predominately in our wireless coverage area. We have a unique service area for our wireless business that efficiently serves the mobile communications needs of a large portion of our covered population. This efficiency allows us to offer greater monthly on-net usage than other regional or national providers at similar prices. We have also recently begun to offer national calling plans. Our relationships with Sprint Nextel and other carriers allow us to provide these national plans at competitive prices.

•	Capitalizing on our Strategic Network Alliance with Sprint Nextel: We benefit from Sprint Nextel’s success in driving demand for voice and data wireless services. This generates a recurring revenue stream which allows us to more than cover the cost of our network. One key benefit from our wholesale agreement with Sprint Nextel is that they target customers with a national service offering while we target customers with a regional value strategy. We also benefit from the growth in multiple complementary customer segments without incurring the customer acquisition costs for Sprint Nextel’s gross additions. We have no overhead burden or revenue sharing payable to Sprint Nextel.

•	Data strategy: In June 2004, we began offering high speed data services in our 3G 1xRTT markets and certain data services to 2G and PrePay customers. High-speed data connectivity and the popularity of downloadable Binary Runtime Environment for Wireless, or BREW, applications open new marketing segments such as businesses, teens, and gaming, providing additional opportunities for revenue enhancement. At September 30, 2005, 62% of our cell sites were enabled for 3G 1xRTT data service. We expect to upgrade the remainder of our cell sites by June 30, 2006, at which time we will have seamless 3G 1xRTT capability across our service area. Data revenues have grown as a portion of total wireless revenues, and we believe there are opportunities for continued growth in data services.

Spectrum

We hold licenses for all of the 1900 MHz PCS spectrum used in our network. At September 30, 2005, we operated our CDMA network in 20 basic trading areas with licensed POPs of 7.3 million with an average spectrum depth of 24 MHz. We also hold licenses in nine additional basic trading areas which are currently classified as excess spectrum. The following table shows a breakdown of our 1900 MHz PCS spectrum position.

NTELOS’ Spectrum Position (POPs in thousands)

as of September 30, 2005

Basic Trading Area		PCS Spectrum Block	Licensed POPs(1)		Covered POPs(1)	MHz
Number	Name
Virginia East
156	Fredericksburg, VA	E	201.7		87.5	10
324	Norfolk, VA	B	1,886.3		1,665.4	20
374	Richmond, VA	B	1,331.9		997.4	20
374	Richmond, VA—Partitioned Counties	B	50.7	(4)		30

	Subtotal		3,419.9		2,740.3	19	(2)

Virginia West
75	Charlottesville, VA	C	242.1		153.9	20
104	Danville, VA	B	167.3		96.0	30
179	Hagerstown, MD	E/F	403.1		178.2	20
183	Harrisonburg, VA	D/E	157.4		105.9	20
266	Lynchburg, VA	B	162.7		133.5	30
284	Martinsville, VA	B	90.8		63.9	30
376	Roanoke, VA	B	675.4		490.3	30
430	Staunton, VA	B	117.2		104.1	30
479	Winchester, VA	C	182.5		153.8	20

	Subtotal		2,198.5		1,479.6	26	(2)

West Virginia
35	Beckley, WV	B	166.0		58.5	30
48	Bluefield, WV	B	162.4		42.6	30
73	Charleston, WV(3)	A/B	484.1		244.3	30
82	Clarksburg, WV	E(5)	191.2		75.3	10
137	Fairmont, WV	C/F	56.4		40.3	40
197	Huntington, WV	B	368.6		228.5	30
306	Morgantown, WV	C/F	114.6		66.9	25
359	Portsmouth, OH	B	90.1		40.7	30

	Subtotal		1,633.4		797.1	29	(2)

	Total Operating Spectrum		7,251.8		5,017.0	23

Excess
471	Wheeling, WV	C	205.6		NA	30
474	Williamson, WV—Pikeville, KY	B	172.5		NA	30
23	Athens, OH	A	134.0		NA	15
80	Chillicothe, OH	A	103.3		NA	15
100	Cumberland, MD	C/D	164.5		NA	40
259	Logan, WV	B	36.2		NA	30
342	Parkersburg, WV—Marietta, OH	C/F	180.4		NA	30
487	Zanesville—Cambridge, OH	A	191.7		NA	15
12	Altoona, PA	C	223.4		NA	15

	Subtotal		1,411.6			24	(2)

	Total(5)		8,663.4		5,017.0	24

(1)	Source: Population for Counties as of June 2004, U.S. Census Bureau, released April 14, 2005 as adjusted to September 30, 2005 based on continuation of growth estimates.
(2)	Weighted average MHz based on licensed POPs.
(3)	“A” block excludes Kanawha and Putnam counties.
(4)	Partitioned POPs not included in subtotal.
(5)	NTELOS has executed a definitive agreement to purchase 10 MHz of spectrum in the Clarksburg, WV basic trading area. This transaction is subject to FCC approval and other customary closing conditions.

Other Spectrum

In addition to PCS spectrum, we hold wireless communications service, or WCS, licenses in Columbus, OH, multichannel multipoint distribution service, or MDS/MMDS, licenses in western Virginia and local multipoint distribution service, or LMDS, licenses in portions of Virginia, Kentucky, West Virginia and Maryland.

Wireless Operations

Wireless Retail Business

Overview.    We offer wireless voice and data products and services to retail customers throughout our service area under the NTELOS brand name. Many of our service plans target the local value segment, focusing on customers who will use their wireless phone primarily in their home market. We offer these customers value by providing unlimited and large numbers of minutes and premier customer service across our network. We have also recently begun to offer national calling plans for those customers who will use their phone outside of their home market. Our relationships with Sprint Nextel and other carriers allow us to provide these national plans at competitive prices. We offer customers a variety of PostPay plans, as well as Pay in Advance and traditional PrePay alternatives. PostPay represents the bulk of our retail subscribers and the primary focus of our marketing efforts. As of September 30, 2005, PostPay represented 56% of gross additions year-to-date and 76% of total subscribers. Due to the higher churn in non-PostPay segments, we will continue to emphasize marketing to PostPay customers.

Service Offerings.    The chart below briefly describes the plans and provides a breakdown of subscribers as of September 30, 2005:

Product	Retail Subscribers	% of Subscribers	Description
PostPay	248,307	76%	• Family of Plans
			• Long Distance, Roaming, Features
			• 1- or 2-Year Service Agreement
			• Allows Shared Lines

Pay in Advance	72,578	22%	• PostPay-Like Plans with Buckets of Minutes
			• Pay in Advance (Access and Features)
			• Competitive Cost of Entry
			• Long Distance, Roaming, Features
			• 1-Year Service Agreement; No Credit Check

PrePay (“nStant Minutes”)	7,150	2%	• Traditional Prepay
			• No Service Agreement
			• Pay-As-You-Go

•	PostPay. Traditional PostPay plans are our most popular service offerings and account for approximately 76% of the base of our wireless customers. The family of PostPay plans, called HomeFreeSM, range in price from $25.99 to $99.99 per month and include both anytime and night & weekend buckets of minutes. Select plans also offer nationwide roaming minutes as part of the package through our roaming agreements with other wireless providers. HomeFreeSM plans are available with one- or two-year service agreements and most can accommodate up to four shared lines for additional monthly service fees. All plans give customers access to the entire 100% digital PCS NTELOS network and include nationwide long distance calling.

•	Pay in Advance.

•	inAdvance. The inAdvance product is our second largest wireless consumer product. A hybrid alternative positioned to look like PostPay but operate like PrePay, inAdvance targets credit-challenged, no-credit customers, including teens and students. inAdvance offers a pay-in-advance monthly billing option combined with PostPay-like rate plans, which include low cost-per-minute rates, unlimited text mess aging, voice mail and free long distance calling on most plans. inAdvance service plans range from $29.99 per month to $69.99 per month and require a one-year service agreement. Customers pay their monthly charges in advance, eliminating the need for credit checks and bad debt exposure. Payment can be made by credit card, bank draft or cash.

•	HomeFree “No Roam.” HomeFree “No Roam” is our most recent rate plan, introduced in December 2004. The product targets mid to low credit customers and serves as a “bridge” product between traditional PostPay and PrePay plans. Customers get a monthly bill, but must pre pay for the service. Additional credit risk is reduced through the elimination of roaming and data capabilities. Customers opting for this service receive the same promotional handset offers as PostPay, but must pay a $100 deposit.

•	PrePay (“nStant Minutes”). We offer a traditional pay-as-you-go PrePay service plan called nStant Minutes, which currently comprises approximately 2% of our customer base. This plan gives customers an affordable, convenient PCS service with no monthly fees, no annual contract and no credit check. Minutes are purchased in advance and are replenished as needed by cash, credit card or prepaid cards.

Sales, Marketing and Customer Care.    We target customers by advertising the “best value” available in a wireless provider. We have a simple marketing message for our wireless products: “The Most Minutes Across Town or Across America.” We target persons between the ages of 21 and 54 who use their phone primarily in their home market. Although we offer roaming options, our belief is that many customers use their phone primarily in and around their home area. We do not target heavy roamers such as business executives or national corporations, although we have introduced national plans which take advantage of our access to the national Sprint Nextel wireless network under the Strategic Network Alliance.

We promote our PostPay product almost exclusively in our marketing communications. PrePay plans target only certain segments where a majority of the population would not want or qualify for PostPay service.

Advertising is focused on driving traffic to the company-owned retail stores and inside sales representatives. Approximately 81%, or $10.0 million, of our $12.3 million marketing budget in 2004 was spent on media advertising (which includes print, television, radio, out-of-home and internet), 13% was spent on point of sale collateral and merchandising, 6% was spent to sponsor events and public relations, and the remaining amount we spent on miscellaneous marketing activities.

Company-owned distribution is a key component of our wireless growth strategy, with strong supporting distribution from indirect agent locations which extend our wireless retail points of presence. The focus on company-owned distribution is evidenced by wireless customer acquisitions. In 2003, 72% of gross additions were derived from direct sales channels. For the year ended December 31, 2004, gross additions acquired through direct channels increased to 76% through 68 company-owned retail locations. The trend of increased direct distribution mix in our wireless business continued in the nine months ended September 30, 2005 with 76% of gross additions being acquired through direct channels. Our direct distribution is supported by regional agents with 287 points of presence.

Our wireless customer care call centers are located in Waynesboro and Daleville, Virginia. We operate a single virtual call center, supporting a reduction in headcount and uniform customer service across our region. Business operations are supported by an integrated systems infrastructure. We provide customer care and operations representatives with incentives to upsell additional products and features. Also, we utilize a retention team to focus on either renewing or maintaining our customers.

Wireless Wholesale Business

Overview.    We provide digital PCS services on a wholesale basis to other PCS providers, most notably Sprint Nextel. In 2004, wholesale revenues were $51.6 million. For the nine months ended September 30, 2005, wholesale revenues were $45.8 million compared to $37.5 million for the same period in 2004. Our wireless wholesale business began in 1999 when we signed a 10-year agreement with Horizon PCS to carry Horizon PCS’s traffic in our territories in western Virginia and West Virginia. On August 15, 2003, Horizon PCS filed for Chapter 11 bankruptcy protection. As a part of Horizon PCS’s restructuring, in June 2004 Sprint bought out Horizon PCS’s interest in the approximately 95,000 Sprint-branded subscribers in Horizon PCS’s territories which are serviced by our network. We subsequently entered into the Strategic Network Alliance with Sprint Nextel. The Strategic Network Alliance expires on July 31, 201l, which includes automatic five-year extensions unless the agreement’s notice provisions are exercised.

Our Strategic Network Alliance with Sprint Nextel.    In 2004, we entered into the Strategic Network Alliance with Sprint Spectrum, a subsidiary of Sprint Nextel. Under the terms of our Strategic Network Alliance with Sprint Nextel, we are the exclusive PCS network service provider for all Sprint Nextel products and services in the following markets: Charlottesville, Danville, Lynchburg, Martinsville, Roanoke and Staunton-Waynesboro, Virginia; Beckley, Bluefield, Charleston, Clarksburg/Elkins, Fairmont, Huntington and Morgantown, West Virginia; and Ashland, Kentucky. Our CDMA network encompasses approximately 3.0 million POPs in these markets. The Strategic Network Alliance prohibits Sprint Nextel from directly or indirectly commencing construction of, contracting for or launching its own PCS or wireless communications network in these regions prior to 180 days prior to the termination of the agreement. The Sprint Nextel overbuild prohibition is automatically renewable together with the term of the Strategic Network Alliance for successive, five-year terms, expiring 180 days prior to the termination date of each renewal period. In addition, Sprint Nextel may construct its own cell sites or take such other action to provide geographic coverage in a portion of a market served by us where our network does not offer coverage, and Sprint Nextel requests that we provide coverage and we decline.

Under the Strategic Network Alliance, Sprint Nextel is required to pay us a per minute or per megabit rate for the voice and data services, respectively, that we provide to Sprint Nextel branded subscribers and the subscribers of mobile network operator partners of Sprint Nextel, such as Virgin Mobile and Qwest, who live in or travel through the Strategic Network Alliance service area. The Strategic Network Alliance specifies a series of usage rates for various types of services. Sprint Nextel pays a Travel rate to NTELOS for each voice minute of use by Sprint Nextel subscribers or MVNO partners of Sprint Nextel who use the NTELOS network for voice service while traveling in the Strategic Network Alliance service areas. Sprint Nextel also pays a Home rate to NTELOS for each voice minute of use by a Sprint Nextel subscriber who is a local subscriber in the Strategic Network Alliance service area. Sprint Nextel also pays a Data rate for each megabit of data service consumed by either a Sprint Nextel Home subscriber or a Sprint Nextel Travel subscriber within the Strategic Network Alliance service area. The agreement provides us with a price protection period of 1 year on the Travel rate per MOU, 3 years on the voice rate per MOU for Home subscribers, and 2 years for the per megabit Data rate. After the initial pricing term, our price structure with Sprint Nextel will fluctuate under a formula tied to Sprint Nextel’s national wireless retail customer revenue yield. The Strategic Network Alliance also permits our NTELOS branded customers to access Sprint Nextel’s national wireless network at reciprocal rates as the Sprint Nextel Travel rates.

The Strategic Network Alliance provides that the PCS service we provide to Sprint Nextel customers will be of a quality and clarity no worse than what we provide to our customers. We are not required under the Strategic Network Alliance to make any future investment in high speed data transfer technology or any other significant network upgrade requested by Sprint Nextel to support its customers unless Sprint Nextel and we agree in advance of such investment to the compensation to be provided to us by Sprint Nextel for making such investment. However, the Strategic Network Alliance does provide that we must augment or expand our facilities, including implementing commercially reasonable network upgrades, at our expense to provide the products and services supported by us as of the execution date of the Strategic Network Alliance and to maintain compliance with performance specifications set forth in the Strategic Network Alliance. Sprint Nextel has agreed to reimburse us for certain costs we incur in connection with the development and implementation of a long-term network solution which enables us to provide Sprint Nextel customers with WLNP. In addition, Sprint Nextel must reimburse us for a proportional amount of the expenses we incur to comply with all future network obligations mandated by governmental authorities or new industry standards, such as mobile equipment identifiers, or MEIDs.

Wireless Network

Network Technology.    We have deployed CDMA digital PCS technology in each of our geographic regions. In Virginia West (excepting Harrisonburg and Winchester) and West Virginia, we have deployed a 3G 1xRTT network with high speed data capabilities.

Switching Centers.    We employ four Mobile Switching Centers, or MSCs: two in the Virginia East region, one in the Virginia West region and one in West Virginia. The following table shows our switching center equipment:

Switching Center Equipment
Region	Location	Equipment
Virginia East	Richmond, VA	• Lucent 5ESS and ECP Switch Complex
• Alcatel 3-1-0 6130 DACS
• UTStarcom voicemail platform
• VeriSign prepay platform (Smartpay)
• Company-owned facility

	Norfolk, VA	• Lucent 5ESS and ECP Switch Complex
• Alcatel 3-1-0 6130 DACS
• Glenayre 4240 voicemail platform
• VeriSign prepay platform (Smartpay)
• Company-owned facility

Virginia West	Waynesboro, VA	• Nortel MTX Switch
• Motorola Cell Site Base Station Controllers (four)
• Tellabs 3-1-0 532L DACS
• Glenayre 4240 voicemail platform
• VeriSign prepay platform (Smartpay)
• Company-owned facility

West Virginia	Charleston, WV	• Nortel MTX Switch
• Motorola Cell Site Base Station Controllers (three)
• Tellabs 3-1-0 532L DACS
• Glenayre 4240 voicemail platform
• VeriSign prepay platform (Smartpay)
• Leased facility (current term through 2013)

Intelligent Network.    We have deployed a Lucent Intelligent Network solution consisting of a mated pair Service Control Point, or SCP, and an Enhanced Services Manager, or ESM. There are several key software applications residing on the SCPs including mated Stand-alone Home Location Registers, or SHLRs, Short Messaging Service Center, or SMSC, and Over-the-Air-Function, or OTAF.

Cell Sites.    As of September 30, 2005, there were 864 cell sites in operation, of which 64 were repeaters. We own 89 of these cell sites and lease the remainder. Approximately 50% of these cell sites are installed on facilities owned by Crown Communications and American Tower. We entered into master lease agreements with Crown Communications and American Tower in 2000 and 2001, respectively, with initial 5 and 12 year lease terms, respectively, and options to renew. Approximately 72% of our cell sites are 3G 1xRTT capable and 62% are 1x data capable.

Network Performance.    We currently process 52 million calls per week and demonstrate strong network operational performance metrics. For the nine months ended September 30, 2005, network performance has averaged less than 1.3% daily dropped calls and less than 0.3% blocked calls during the busy hour. Cell site availability as of September 30, 2005, exceeds 99.8%. We currently exceed Sprint Nextel’s network performance standards in the regions underlying the Strategic Network Alliance with Sprint Nextel.

Wireline Business

Overview

Founded in 1897 as the Clifton Forge-Waynesboro Telephone Company, our wireline business and its predecessor organizations have a long history of providing exceptional telephone service in the rural Virginia areas of Waynesboro, Covington, Clifton Forge and, with the acquisition of R&B Communications in 2001, Botetourt County. We divide our wireline business into two operations: RLEC and Competitive Wireline (CLEC/Network and internet). As an RLEC, we own and operate two local telephone companies and serve three rural Virginia regions. As a CLEC, we provide service to 16 areas in Virginia, West Virginia and Tennessee. Additionally, we offer both dial-up internet and high-speed broadband services in Virginia, West Virginia and Tennessee. As of September 30, 2005, we had approximately 141,000 access lines and data connections.

Our wireline business is supported by an extensive 1,900 mile fiber optic network. The network gives us the ability to originate, transport and terminate much of our customers’ communications traffic in many of our service areas. We utilize the network to back-haul communications traffic for retail services and to serve as a carrier’s carrier, providing transport services to third-parties for long distance, internet, wireless and private network services. Our fiber optic network is connected to and marketed with adjacent fiber optic networks in the mid-Atlantic region.

Wireline Strategy

The key elements of our wireline strategy include:

•	Capitalizing on significant local presence: We seek to extend the reach of our wireline business by capitalizing on our scalable local communications network and significant local presence. Our ability to deliver a broad range of communications services over infrastructure that we control and maintain has been an important driver of our success. As such, we aim to provide services on an “on-net” basis as frequently as possible. We have no unbundled network element platform, or UNE-P, customers. Similarly, we believe our emphasis on customer service and strengthening regional relationships has provided us with a distinct advantage over some of our larger, national competitors. We believe we are also well-positioned to utilize our platform to grow into adjacent areas and to capitalize on existing assets and capabilities.

•	Increase penetration of value-added services: We have been growing the wireline business by developing and introducing new IP-enabled products, including integrated voice/data access technology and metro ethernet, increasing the penetration of value-added bundled voice and data services and enhancing the availability of broadband connectivity. We believe these initiatives have provided us with an enhanced competitive position in our wireline regions.

•	Capitalizing on owning and operating our own network: Our wireline operating regions are contiguous and are managed by a centralized network operations center. Our network infrastructure and supporting services form a communications backbone over which we deliver RLEC, CLEC, internet access and digital PCS services. Owning and operating our own network facilities enhances our ability to control the quality of our products and services and to generate operating efficiencies and economies of scale. We deploy new technology such as DWDM transport backbones, Gigabit Ethernet data core and CISCO BTS 10200 soft switch to increase operating efficiencies and to provide a platform for the delivery of new services to our customers.

•	Taking advantage of infrastructure development: We believe that we have been among the leaders in the communications industry in infrastructure development in a rural market. We upgraded and began to provide digital switched-based voice service to customers in 1986. We have installed fiber optic cable between our host and remote switching units. The digital fiber network provides improved transmission quality and reliability, lowers costs and the ability to offer a broader range of communication services and products. We continue to offer leading edge data transport services and broadband internet access. In recognition of our leadership, NTELOS was named IP Innovator of the Year at the 2004 United States Telephone Association annual meeting. In addition, between 1999 and 2001 we made significant capital investments to enable us to provide broadband services and competitive access services within our region. Over the past three years, we have generated significant incremental cash flows as a result of these investments.

•	Focus on high margin customers: We intend to continue to focus on high-margin customers, including educational institutions such as colleges and universities, health care providers and governmental entities.

Wireline Operations

RLEC.    We provide RLEC services to business and residential customers in three rural Virginia areas. We have owned and operated a 108-year-old telephone company in western Virginia since its inception in 1897. Additionally, we acquired a 105-year-old telephone company in southwestern Virginia through our acquisition of R&B Communications in 2001. In line with our dedication to exceptional customer service, our performance is substantially better than all customer service metrics set by the Virginia SCC.

Competitive Wireline.    Our CLEC/Network operations includes both the results of our CLEC business and our wholesale carrier’s carrier network. The CLEC business was launched in 1998 and currently serves 16 areas in Virginia and West Virginia. We market almost exclusively to business customers with residential service limited to bundled service offerings with DSL. As of September 30, 2005, we had 44,528 CLEC lines in service, virtually all of which were business lines.

The CLEC operations are based on an “edge-out” strategy that seeks to take advantage of our RLEC network in order to deliver a high incremental return on investment to our core wireline business. Technicians, vehicles, operations and support systems, network planning and engineering, billing and core network assets are shared among the wireline segments. Furthermore, our CLEC brand benefits from wireless, internet, and other wireline marketing efforts we undertake across our operating areas.

In addition to utilizing a successful “edge-out” strategy, our CLEC business has also benefited from a commitment to an “on-net” access strategy for a true facilities-based approach. We have been careful in our decision to expand the CLEC network and generally require proven customer demand to dictate such investment choices. As a result, on-net access lines have been increasing as a percentage of the total lines. As of September 30, 2005, 52.3% of lines are served via leased T-1s or are on our network totally, 46.2% are leased voice-grade loops (UNE-Loop) and only 1.5% are resale lines. In addition to the higher-margin revenues that are characteristic of on-net expansion, we have also been able to deliver other competitive services such as high-bandwidth internet access and metro transport services as a direct result of on-net connectivity growth. Our dedication to the facilities-based strategy, combined with our commitment to customer service, has proven successful in attracting large customers in key vertical markets. Specifically, the education, healthcare, and government sectors have been particularly receptive to our CLEC business model.

Like the CLEC, our wholesale network operation adds incremental revenue to the wireline business at low incremental costs. Through our wholesale carrier’s carrier network, we offer other carriers access to our 1,900 route miles which provide connectivity to major retail cities. We sell backhaul services to major carriers. Through interconnections with other regional fiber networks, we are able to extend our network east to Richmond, Virginia, to Carlisle, Pennsylvania, and Washington, D.C. and to areas south of Greensboro, North

Carolina. The wholesale business model is consistent with our strategy of maximizing utilization of our owned network to provide a standalone revenue stream and to reduce operating costs for our retail operations.

We launched our internet business in Virginia in 1995. The internet business has grown both organically and via acquisitions. Presently, we provide internet services in Virginia, West Virginia and Tennessee. We have implemented aggressive pricing strategies to help offset dial-up losses and are seeing strong growth in all of our broadband products. Furthermore, we have been able to leverage our broadband network to launch new IP-enabled services for our business customers. As of September 30, 2005, our broadband network consisted of approximately 10,600 DSL lines, 700 dedicated business access lines, 1,800 portable broadband lines and 200 other connections. We sell DSL in the CLEC service area in bundled packages that also include local and long distance telephone services.

We have access to MMDS spectrum within Virginia through license ownership or long-term leases in Charlottesville, Lynchburg, Roanoke, Harrisonburg and Winchester. In late 2003, we launched a wireless, high-speed internet access service, also known as “portable broadband,” using this spectrum. This service provides DSL-like internet access speeds without the need for any hardwired connection to the home or business. This service complements the DSL service area in our RLEC regions and greatly expands the number of potential broadband customers in CLEC areas.

Products and Services

We offer a wide variety of voice services to our RLEC and CLEC customers, including:

Voice Service	• Business and residential telephone service

Centrex	• Replaces customers’ private branch exchange (PBX) system

• Provides the switching function, along with multiple access lines

Primary Rate ISDN Services	• High capacity connections between customers’ PBX equipment and public switched telephone network

Long Distance Service	• Domestic and international long distance services to RLEC and CLEC customers

• Uses network facilities or provides through resale arrangements with interexchange carriers such as MCI

Customer Calling Features	• Call waiting

• Caller ID

• Voice mail (can be integrated with our PCS service)

In addition to traditional voice services, we provide internet access and data services including:

High-Speed DSL Access	• DSL technology enables a customer to receive high-speed internet access through a copper telephone line

Portable Broadband Access	• Wireless offering to customers providing a portable broadband connection

• Up to 1.5 Mbps for downloads and 550 kbps for uploads

Dedicated Internet Access	• Dedicated high-speed internet connectivity

Web Hosting	• Domain services, collocation agreements and internet marketing services are also available

Local Dial-up Internet Access	• Offers multiple e-mail accounts, free software and personal disk space

Integrated Access	• New IP-Enabled Product offering that combines voice and data services over a dedicated broadband facility

• Allows customers to dynamically allocate bandwidth to maximize voice and data transmissions

Metro Ethernet	• Ethernet connectivity among multiple locations in the same city or region

• Speed ranging from 1.5 Mbps to 1 Gbps

Frame Relay / ATM	• Private switched high-speed data connections for multiple-location business within a region

Hi-cap Private Line Service	• High-capacity facilities provided to end users and carriers for voice and data applications

Sales, Marketing and Customer Care

We largely focus our wireline marketing efforts on residential customers in the RLEC segment and institutional customers in the CLEC segment. In particular, marketing is centered on selling bundles and higher revenue-generating services to maximize penetration, ARPU and retention. We seek to capitalize on the NTELOS brand name, positive service reputation and local presence of its sales and service personnel in our wireline marketing efforts.

We utilize our own personnel to sell wireline products and services to our customers. We retain account executives to cultivate relationships with mid-size to large business customers in our RLEC and CLEC market areas. The wholesale business is supported by a dedicated channel team and ValleyNet partnership resources. We use an inside sales group to handle residential and small business voice and broadband sales. We maintain a wireline retail presence in Waynesboro, Daleville, and Covington, Virginia to allow walk-in payments and provide new services to RLEC customers.

Our wireline customer care call centers are located in Waynesboro and Daleville, Virginia. Following integration of the separate R&B Communications and NTELOS billing and information systems, we created a single virtual call center, supporting a reduction in headcount and uniform customer service across our region. Business operations are supported by an integrated systems infrastructure. We provide customer care and operations representatives with incentives to upsell additional products and features. Also, when customers’ contracts are near expiration or customers call in to discontinue service, our retention team focuses on either renewing or “saving” those customers.

Plant and Equipment

Our wireline network includes two Lucent 5ESS digital switches, which provide end-office functions for both the RLEC and CLEC businesses in Virginia. Our Waynesboro, Virginia switch also acts as an access tandem for our RLEC, CLEC and portions of our wireless traffic. We have twelve remote switching modules deployed throughout our RLEC territory and three more supporting our CLEC areas. Another Lucent 5ESS digital switch, located in Charleston, supports the CLEC business in West Virginia. VITAL, a company for which we serve as the managing partner, acts as a regional node on VeriSign’s nationwide SS7 network using a pair of Tekelec signal transfer points located on our premises.

We use Lucent, Tellabs and Ciena digital loop carriers throughout our RLEC and CLEC access network. For DSL service in the RLEC and CLEC areas, we primarily use Cisco and Paradyne equipment. Our centralized network operating center monitors wireline, wireless and data networks on a continuous basis using a Harris network management system. We provide ATM, Frame Relay, metro Ethernet and IP-enabled voice and transport services using a soft switch, routers and other equipment from Cisco Systems, Inc.

Competition

Many communications services can be provided without incurring a short-run incremental cost for an additional unit of service. As a result, once there are several facilities-based carriers providing a service in a given market, price competition is likely and can be severe. We have experienced price competition, which is expected to continue. In each of our service areas, additional competitors could build facilities. If additional competitors build facilities in our service areas, this price competition may increase significantly.

Wireless

We compete in our territory with both digital and analog service providers. Several wireless carriers compete in portions of our market areas, including Sprint Nextel and its affiliates (including Virgin Mobile USA), Verizon Wireless, ALLTEL, Cingular Wireless, T Mobile, Cellular One and U.S. Cellular, and affiliates of some of these companies. Many of these competitors have financial resources and customer bases greater than ours. Many of them have more established infrastructures, marketing programs and brand recognition. In addition, some of our competitors offer coverage in areas not serviced by our PCS network, or, because of their calling volumes or their affiliations with, or ownership of, wireless providers, offer roaming rates lower than ours. We expect these competitors will continue to build and upgrade their own networks in areas in which we operate. We also face competition from resellers, which provide wireless service to customers but do not hold FCC licenses or own facilities.

Wireline

Several factors have resulted in increased competition in the local telephone market, including:

•	expansion of wireless networks and pricing plans which offer very high usage at a fixed cost, resulting in wireless substitution;

•	growing customer demand for alternative products and services;

•	technological advances in the transmission of voice, data and video;

•	development of fiber optics and digital technology;

•	legislation and regulations, including the Telecommunications Act, designed to promote competition; and

•	approval of “271” petitions by the Regional Bell Operating Companies authorizing them to provide long distance services in all U.S. jurisdictions.

As the RLEC for Waynesboro, Clifton Forge, Covington and portions of Botetourt and Augusta Counties, Virginia, we are subject to competition, including from wireless carriers and cable companies. Although no CLECs have entered our incumbent markets to compete with us, it is possible that one or more may enter our markets. The regulatory environment governing RLEC operations has been, and we believe will likely continue to be, very liberal in its approach to promoting competition and network access. Other sources of potential competition include cable providers and wireless service providers. VoIP based carriers like Vonage could take voice customers from our RLECs using existing broadband connections (such as DSL or cable modem connections).

Our CLEC operations compete primarily with ILECs and, to a lesser extent, other CLECs. ILECs in our markets, Verizon and Sprint, have initiated aggressive “win-back” strategies. Although certain CLEC companies have exited from our markets, we continue to face competition in our CLEC markets from several other CLECs, including TelCove (formerly Adelphia Business Solutions and KMC Telecom), Fibernet, USLEC and Cox. We also face, and will continue to face, competition from other current and potential future market entrants.

The internet industry is characterized by the absence of significant barriers to entry and the rapid growth in internet usage among customers. As a result, we expect that our competition will increase from market entrants offering high-speed data services, including DSL, cable and wireless access. Our competition includes:

•	access and content providers, such as America Online;

•	local, regional and national internet service providers such as AT&T, MCI and Sprint Nextel;

•	incumbent local telephone companies, such as Verizon and Sprint Nextel (particularly for DSL services); and

•	cable modem services offered by incumbent cable providers such as Comcast (as the apparent purchaser of assets of Adelphia Communications Corporation in Virginia), Cox, Rapid and Charter.

Many of our competitors have financial resources, corporate backing, customer bases, marketing programs and brand names that are greater than ours. Additionally, competitors may charge less than we do for internet services, causing us to reduce, or preventing us from raising, our fees.

Properties

We are headquartered in Waynesboro, Virginia and own offices and facilities in a number of locations within our operating markets. We believe that our current facilities are adequate to meet our needs in our existing markets for the foreseeable future. The table below provides the location, description and approximate square footage of our material owned properties.

Location	Property Description	Approximate Square Footage
Harrisonburg, VA	CLEC POP	2,500
Waynesboro, VA	Retail Store	4,000
Richmond, VA	Wireless Switch Building	4,608
Norfolk, VA	Wireless Switch Building	4,970
Troutville, VA	Wireline Switch Building	8,400
Clifton Forge, VA	Wireline Switch Building	12,000
Covington, VA	Wireline Service Center	13,000
Waynesboro, VA	Wireless Switch Building	15,000
Clifton Forge, VA	Call Center Building (surplus)	15,620
Waynesboro, VA	Wireline Service Center	20,000
Daleville, VA	Regional Operations Center	21,000
Covington, VA	Wireline Switch Building	30,000
Waynesboro, VA	Corporate Headquarters	30,000
Waynesboro, VA	Wireline Switch Building	30,000
Waynesboro, VA	Customer Care Building	31,000
Waynesboro, VA	Corporate Support Building	51,000
Daleville, VA	Wireline Service Center	9,400

We also lease the following material properties:

•	Our Charleston, West Virginia regional operations center (wireless and wireline switching) under an Office Lease Agreement with Option to Purchase by and between Eagan Management Company and CFW Communications Company d/b/a NTELOS Inc., dated December 11, 1998; and

•	Our Daleville, Virginia customer care facility under a Lease Agreement by and between The Layman Family LLC and R&B Communications, Inc., dated May 1, 2000, and First Amendment to Lease Agreement, dated May 30, 2003.

Employees

As of September 30, 2005, we employed 1,244 full-time and 32 part-time persons. Of these employees, 75 are covered by a collective bargaining agreement for a portion of our wireline operation. This agreement expires June 30, 2008. We believe that we have good relations with our employees.

Legal Proceedings

We are involved in routine litigation in the ordinary course of our business. We do not believe that any pending or threatened litigation of which we are aware would have a material adverse effect on our financial condition or results of operations.

NTELOS Inc. filed a Chapter 11 bankruptcy proceeding in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division on March 4, 2003. The plan of reorganization for NTELOS Inc. became effective on September 9, 2003. All of the claims asserted in the bankruptcy proceeding have been satisfied in accordance with the terms of the plan of reorganization, except the priority tax claim asserted by Henrico County, Virginia. Henrico County asserted a priority tax claim in the amount of $173,817 against NTELOS Inc. on May 13, 2003. NTELOS Inc. objected to and disputed Henrico County’s claim in its entirety. Since its initial filing in the bankruptcy matter, Henrico County has asserted an amended claim against NTELOS Inc. totaling $1,289,270 for alleged collected but unpaid consumer utility taxes for the period of July 2000 to December 31, 2003. In addition, Henrico County claims these errors continue through the present date. NTELOS Inc. has attempted to negotiate Henrico County’s claim, believing that a large percentage of the consumer utility taxes that were allegedly not remitted to Henrico County were remitted to the City of Richmond or other Virginia localities. NTELOS Inc. also believes that Henrico County’s estimate of allegedly unremitted taxes is overstated. On September 8, 2005, NTELOS Inc. filed a complaint against Henrico County in the bankruptcy proceeding objecting to and seeking disallowance of the priority tax claims made by Henrico County. Henrico County answered on October 11, 2005. On October 12, 2005, NTELOS Inc. filed a motion for leave to join the City of Richmond in the case which was granted. It is too early to predict the outcome of the litigation.

Regulation

The following summary does not describe all present and proposed federal and state legislation and regulations affecting the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change the manner in which this industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the telecommunications industry, and such changes may have an adverse effect on us in the future. See “Risk Factors.”

Regulation Overview

Our communications services are subject to varying degrees of federal, state and local regulation. Under the Communications Act, as amended by the Telecommunications Act, the FCC has jurisdiction over interstate and international common carrier services, over certain aspects of interconnection between carriers for the provision of competitive local services, and over the allocation, licensing, and regulation of wireless services. The Federal Aviation Administration regulates the location, lighting and construction of antenna structures. Our common carrier services are regulated to different degrees by state public service commissions, and local authorities have jurisdiction over public rights-of-way and antenna structures. In recent years, the regulation of the communications industry has been in a state of transition as Congress and state legislatures have passed laws seeking to foster greater competition in communications markets and various of these measures have been challenged in court.

Many of the services we offer are unregulated or subject only to minimal regulation. Our internet services are not considered to be common carrier services, although the regulatory treatment of internet services, including VoIP services, is evolving and still uncertain. Our wireless service is a commercial mobile radio service, or CMRS, and subject to FCC regulation as common carriage. The states are preempted from engaging in entry or rate regulation of CMRS, although the states may regulate other terms and conditions of such offerings.

Pursuant to the Communications Act, there are certain services that large ILECs are required by state and federal regulators to provide to our CLEC operations. The obligations of these ILECs to provide such services are in flux and could be further altered or removed by new legislation, regulations or court order.

Federal Regulation of the Wireless Communications Industry

The licensing, construction, modification, operation, sale, ownership and interconnection arrangements of wireless communications networks are regulated to varying degrees by the FCC, Congress, state regulatory agencies, the courts and other governmental bodies. Because we operate PCS systems, decisions by such bodies could have a significant impact on the competitive market structure among wireless providers and on the relationships between wireless providers and other carriers. These mandates may impose significant financial obligations on us and on other wireless providers. We are unable to predict the scope, pace or financial impact of legal or policy changes that could be adopted in these proceedings. Some examples of the kinds of regulation to which we are subject are presented below.

Licensing of PCS Systems.    Broadband PCS licenses, such as those held by our subsidiaries, were generally originally awarded for specific geographic market area and for one of six specific spectrum blocks. The geographic license areas utilized included basic trading areas and collections of basic trading areas known as major trading areas, or MTAs, although geographic partitioning policies have permitted licensees to subdivide and transfer those original licenses into other geographic areas. The spectrum blocks awarded were originally either 30 MHz or 10 MHz licenses, although spectrum disaggregation rules have permitted licensees to subdivide such licenses into smaller bandwidths.

All PCS licenses have a 10-year term, at the end of which they must be renewed. The FCC’s rules provide a formal presumption that a PCS license will be renewed, called a “renewal expectancy,” if the PCS licensee (1) has provided substantial service during its past license term, and (2) has substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines substantial service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license renewal period and, subject to a comparative hearing, may award the license to another party.

Under existing law, no more than 20% of an FCC PCS licensee’s capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC PCS licensee is controlled by another entity, as is the case with our ownership structure, up to 25% of that entity’s capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% holding company level may be allowed should the FCC find such higher levels not inconsistent with the public interest. The FCC has ruled that higher levels of foreign ownership in CMRS licensees, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our wireless licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions.

PCS Construction Requirements.    All PCS licensees must satisfy buildout deadlines and geographic coverage requirements within five and/or ten years after the license grant date. Under the FCC’s original rules, these initial requirements are met for 10 MHz licenses when adequate service is offered to at least one-quarter of the population of the licensed area, or the licensee provides substantial service, within five years, and for 30 MHz licenses when adequate service is offered to at least one-third of the population within five years and two-thirds of the population within ten years. The FCC’s policies have now been modified, however, and 30 MHz licensees are permitted to make a demonstration of substantial service to meet the ten year build-out requirement. Failure to comply with these coverage requirements could cause the revocation of a provider’s wireless licenses or the imposition of fines and/or other sanctions.

Transfer and Assignment of PCS Licenses.    The Communications Act and FCC rules require the FCC’s prior approval of the assignment or transfer of control of a license for a PCS system, with limited exceptions, and the FCC may prohibit or impose conditions on assignments and transfers of control of licenses. Non-controlling interests in an entity that holds an FCC license generally may be bought or sold without FCC approval. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any future requests for approval of assignment or transfer of control applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide PCS service, if the FCC were to disapprove any such filing, our business plans would be adversely affected.

Pursuant to an order released in December 2001, as of January 1, 2003, the FCC rules no longer impose explicit limits on the amount of PCS and other commercial mobile radio service, or CMRS, spectrum that an entity may hold in a particular geographic market. The FCC now engages in a case-by-case review of transactions that involve the consolidation of spectrum licenses.

General FCC Obligations.    The FCC has a number of other complex requirements and proceedings that affect the operation, and that could increase the cost or diminish the revenues, of our business.

For example, the FCC requires CMRS carriers to make available emergency 911 services to subscribers, including enhanced emergency 911 services that provide the caller’s telephone number and detailed location information to emergency responders, as well as a requirement that emergency 911 services be made available to users with speech or hearing disabilities. Our obligations to implement these services occur in phases and on a market-by-market basis as emergency service providers request the implementation of enhanced emergency 911 services in their locales. Meeting these requirements will impose certain costs on us, and is partially dependent on the progress of our equipment vendor in making such handsets available at the rate at which our customers swap out their old handsets for newer models. Many carriers in the CMRS industry, including us, do not expect to be compliant with the FCC’s December 2005 deadline to ensure that 95% of all subscriber handsets in service nationwide on our system can deliver subscriber location information. For this reason, several representatives of the CMRS industry have sought industry-wide relief from this deadline. On October 21, 2005, NTELOS Inc. filed a company specific waiver request of the 95% requirement.

FCC rules also require that local exchange carriers and most CMRS providers, including PCS providers, allow customers to change service providers without changing telephone numbers. For CMRS providers, this mandate is referred to as wireless local number portability, or WLNP. The FCC also has adopted rules governing the porting of wireline telephone numbers to wireless carriers. We may not be able to recover our costs of implementing number portability. In addition, number portability may have increased positive or negative effects on our business by making it easier for customers to switch among carriers.

The FCC has the authority to order interconnection between CMRS operators and ILECs, and FCC rules provide that all local exchange carriers must enter into reciprocal compensation arrangements with CMRS carriers for the exchange of local traffic, whereby each carrier compensates the other for terminating local traffic originating on the other carrier’s network. As a CMRS provider, we are required to pay reciprocal compensation to a wireline local exchange carrier that transports and terminates a local call that originated on our network.

Similarly, we are entitled to receive reciprocal compensation when we transport and terminate a local call that originated on a wireline local exchange network. We negotiate interconnection arrangements for our network with major ILECs and smaller RLECs. If an agreement cannot be reached, under certain circumstances, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The FCC’s interconnection rules and rulings, as well as state arbitration proceedings, will directly impact the nature and costs of facilities necessary for the interconnection of our network with other telecommunications networks. They will also determine the amount of revenue we receive for terminating calls originating on the networks of local exchange carriers and other telecommunications carriers. The FCC is currently considering changes to the local exchange-CMRS interconnection and other so-called intercarrier compensation schemes, and the outcome of such proceedings may affect the manner in which we are charged or compensated for the exchange of traffic.

The FCC historically has required that CMRS providers permit customers of other carriers to roam “manually” on their networks, for example, by supplying a credit card number, provided that the roaming customer’s handset is technically capable of accessing the roamed-on network. The FCC recently initiated an inquiry as to whether CMRS carriers, including us, must provide “automatic” roaming, which allows roaming customers to place calls as they do in their home coverage area, by simply entering a phone number and pressing “send.” The outcome of this proceeding could affect the availability, terms and conditions of existing and future roaming arrangements into which we enter with other wireless carriers.

Pursuant to the Communications Act, all telecommunications carriers that provide interstate telecommunications services, including CMRS providers like us, are required to make an “equitable and non-discriminatory contribution” to support the cost of federal universal service programs. These programs are designed to achieve a variety of public interest goals, including affordable telephone service nationwide, as well as subsidizing telecommunications services for schools and libraries. Contributions are calculated on the basis of each carrier’s interstate end-user telecommunications revenue. The Communications Act also permits states to adopt universal service regulations not inconsistent with the Communications Act or the FCC’s regulations, including requiring CMRS providers to contribute to their universal service funds. Additional costs may be incurred by us and ultimately by our subscribers as result of our compliance with these required contributions.

The Communications Assistance for Law Enforcement of 1994, or CALEA, requires all telecommunications carriers, including wireless carriers, to ensure that their equipment is capable of permitting the government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers. CALEA remains subject to FCC implementation proceedings. Compliance with the requirements of CALEA, further FBI requests, and the FCC’s rules could impose significant additional direct and/or indirect costs on us and other wireless carriers.

Wireless networks also are subject to certain FCC and FAA regulations regarding the relocation, lighting and construction of transmitter towers and antennas and are subject to regulation under the National Environmental Policy Act, the National Historic Preservation Act, and various environmental regulations. Compliance with these provisions could impose additional direct and/or indirect costs on us and other licensees. The FCC’s rules require antenna structure owners to notify the FAA of structures that may require marking or lighting, and there are specific restrictions applicable to antennas placed near airports.

We also are subject or potentially subject to number pooling rules; rules governing billing and subscriber privacy; rate averaging and integration requirements; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities. Some of these requirements pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. These requirements are all the subject of pending FCC or judicial proceedings, and we are unable to predict how they may affect our business, financial condition or results of operations.

We also must satisfy FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base radio transmitting facilities of certain wireless providers and the type of signals they emit must fall within specified parameters.

State Regulation and Local Approvals

The states in which we operate generally have agencies or commissions charged under state law with regulating telecommunications companies, and local governments generally seek to regulate placement of transmitters and rights of way. While the powers of state and local governments to regulate wireless carriers are limited to some extent by federal law, we will have to devote resources to comply with state and local requirements. For example, state and local governments generally may not regulate our rates or our entry into a market, but are permitted to manage public rights of way, for which they can require fair and reasonable compensation. Nevertheless, some states have attempted to assert certification requirements that we believe are in conflict with provisions of the Communications Act that prohibit states from regulating entry of wireless carriers.

States may also impose certain surcharges on our customers that could make our service, and the service of other wireless carriers, more expensive. In addition, a number of states and localities have banned, or are considering banning or restricting, the use of wireless phones while driving a motor vehicle.

Under the Communications Act, state and local authorities maintain authority over the zoning of sites where our antennas are located. These authorities, however, may not legally discriminate against or prohibit our services through their use of zoning authority. Therefore, while we may need approvals for particular sites or may not be able to choose the exact location for our sites we do not foresee significant problems in placing our antennas at sites in our territory.

Federal Regulation of Interconnection and Interexchange Services

The Telecommunications Act requires all common carriers (including wireless carriers) to interconnect on a non-discriminatory basis with other carriers, imposes additional requirements on wireline local exchange carriers, and imposes even more comprehensive requirements on the largest ILECs. The latter must provide access to their networks to competing carriers. Among other things, the Communications Act requires these large ILECs to provide physical collocation to competitors to allow them to place qualifying equipment in ILEC central offices; to “unbundle” certain elements of local exchange network facilities and provide these Unbundled Network Elements, or UNEs, to CLECs at low, “forward-looking” prices; and to establish reciprocal compensation for the transport and termination of local traffic. The FCC’s recent decision to eliminate the UNE Platform, or UNE-P, as well as the availability of UNE transport and high capacity UNE loops in some very urban areas has had no material affect on our CLEC operations.

ILEC operating entities that serve fewer than 50,000 lines are “rural telephone companies” under the definition in the Communications Act and are exempt from these additional requirements unless and until such exemption is removed by the state regulatory body. Each of our RLEC operations is considered separately and each is currently exempt from the requirements imposed on the largest ILECs.

Interconnection Agreements and Recent Regulatory Events.    In order to obtain access to an ILEC network, a CLEC must negotiate an interconnection agreement or “opt-in” to an existing interconnection agreement. These agreements cover, among other items, reciprocal compensation rates and required UNEs. If the parties cannot agree on the terms of an interconnection agreement, the matter is submitted to the applicable state public utility commission or to the FCC for binding arbitration.

The FCC on December 15, 2004 revised its rules concerning ILECs’ obligations to unbundle and make network elements available to other carriers for use in providing local telecommunications services. The FCC, among other things, eliminated the mandatory ILEC provisioning of a UNE-P and established a 12 month transition plan for existing customers. The FCC also modified its rules to curtail, in certain markets, the availability to CLECs of high-capacity (i.e., DS-1 and DS-3) UNE loops and UNE dedicated transport. None of the markets in which our CLECs provide service were affected by this curtailment.

Access Charges.    The FCC regulates the prices that ILECs and CLECs charge for access to their local telephone networks in originating or terminating interstate transmissions. In 2001, the FCC modified its interstate access rules for RLECs other than the large “price-cap” carriers. The plan adopted by the FCC for these smaller carriers (including our RLECs) was based on a proposal made by an ad hoc coalition referred to as the Multi-Association Group, or MAG, Plan. As it had previously done for the large ILECs, the FCC eliminated the “per-minute” access charges associated with the interstate portion of the loop (i.e., “Carrier Common Line” or “CCL” charges). The FCC replaced these per-minute charges with per-line charges. The rate changes ordered by the FCC were structured to be “revenue neutral” to the carriers. As part of this rate structure, the “cap” on monthly residential subscriber line charge, or SLC, through which carriers recover a portion of their loop costs from their end user customers, was increased to $5.00, and the cap on the business SLC was increased to $9.20, on January 1, 2002. Additional increases in the SLCs took effect in July 2002 and July 2003. To the extent that these increases in the SLCs were insufficient to achieve revenue neutrality for individual RLECs, the FCC established a new component of the federal Universal Service Fund known as the Interstate Common Line, or ICL, fund to make up this revenue shortfall.

NTELOS Telephone Company, or NTELOS Telephone, is an “average schedule” company for purposes of interstate access charges. NTELOS Telephone participates in the common line pool tariff administered by the National Exchange Carrier Association, or NECA, and therefore charges SLC rates computed by NECA, but files its own traffic sensitive (i.e., “per-minute”) tariff to establish access rates applicable to switching and transport of telecommunications traffic. R&B Telephone Company is a “rate-of-return” company for purposes of interstate access charges and participates in NECA’s common line pool and NECA’s traffic sensitive pool.

Pursuant to the FCC’s order on CLEC interstate access charges issued in 2001, our CLEC’s interstate access charges are now at parity with those of the largest ILECs with which our CLECs compete.

In its Intercarrier Compensation docket, the FCC is examining all aspects of intercarrier payments made on both the interstate and intrastate level, including access charges and reciprocal compensation rates for both wireless and wireline carriers of all sizes. It is not known what changes the FCC may make to intercarrier compensation, in what time frame the FCC may make them, and how such changes to intercarrier payments may affect us, or whether we will be able to recover any mandatory reductions in intercarrier charges through increased charges to our subscribers, increased universal service support, or other alternative sources of revenue.

Universal Service.    Historically, network access charges were set at levels that subsidized the cost of providing local residential service. The Telecommunications Act requires the FCC to identify and remove such historical “implicit subsidies” of local service subsidy from network access rates, to establish an explicit Universal Service Fund to ensure the continuation of service to high-cost, low-income service areas and to develop a mechanism for the arrangements for payments into that fund by all providers of interstate telecommunications. In 1997, the FCC issued its first order implementing these directives and has continued to refine this implementation in subsequent orders since that time. The FCC’s universal service order established funding mechanisms for high-cost and low-income service areas.

Federal universal service fund “high cost” payments are received by our rural RLECs and support the high cost of operations in rural markets. Under universal service rules adopted by the FCC, the funds may be distributed only to a carrier that is designated as an “Eligible Telecommunications Carrier,” or ETC, by the FCC or a state regulatory commission. Our RLECs have been designated as ETCs. Under the Communications Act, however, competitors also can obtain the same per-line support payments as we do without regard for whether the competitor’s cost structure is similar to our own, if the FCC or the SCC determines that granting such support payments to competitors would be in the public interest. Our wireless carrier has been certified as an ETC in

Virginia and West Virginia and is receiving universal service fund payments in those states. Several wireless carriers have been designated as ETCs in all or part of our RLEC service territory.

The FCC is considering changes to the universal service rules and it is not known how such changes may affect us. See “Risk Factors.”

Federal Regulation of Internet and DSL

To date, the FCC has treated internet service providers, or ISPs, as enhanced service providers, rather than common carriers. Therefore, ISPs are exempt from most federal and state regulation, including the requirement to pay access charges or contribute to the federal USF. As internet services expand, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the internet.

State Regulation of RLEC, CLEC and Interexchange Services

Most states require telecommunications providers to obtain authority from state regulatory commissions prior to offering common carrier services. State regulatory commissions generally regulate RLEC rates for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services. RLECs must file tariffs setting forth the terms, conditions and prices for their intrastate services. Our RLECs are subject to regulation in Virginia by the SCC. Our tariffs are approved by and on file with the SCC for RLEC services in our certificated service territory in and around Waynesboro, Covington and Clifton Forge, Virginia and in portions of Botetourt and Augusta Counties, Virginia. In addition, the SCC establishes service quality requirements applicable to RLECs, including ours, and resolves disputes involving intrastate communications services.

The Telecommunications Act preempts state statutes and regulations that restrict entry into the intrastate telecommunications market. As a result, we can provide the full range of competitive intrastate local and long distance services in all states in which we currently operate and in any states into which we may expand. We are certificated as a CLEC in Virginia, West Virginia and Tennessee. Although we file tariffs covering our CLEC services, our rates for such CLEC services generally fluctuate based on market conditions.

Local Government Authorizations

Certain governmental authorities require permits to open streets for construction and/or franchises to install or expand facilities. We obtain such permits and franchises as required.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information, as of September 30, 2005, with respect to our executive officers and directors. All of our officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Age	Position
James S. Quarforth	51	Chief Executive Officer, President and Chairman of the Board of Directors

Carl A. Rosberg	52	Executive Vice President, President—Wireless

David R. Maccarelli	53	Executive Vice President, President—Wireline

Michael B. Moneymaker	47	Executive Vice President and Chief Financial Officer, Treasurer and Secretary

Mary McDermott	50	Senior Vice President—Legal and Regulatory Affairs

Christopher Bloise	30	Director

Michael Delaney	50	Director

Andrew Gesell	38	Director

Michael Huber	36	Director

Henry Ormond	32	Director

Steven Rattner	53	Director

Executive Officers

James S. Quarforth has served as Chief Executive Officer, President and Chairman of our board of directors since May 2, 2005. Prior to this, Mr. Quarforth served in these capacities with NTELOS Inc. since June 2003 and he has been NTELOS Inc.’s and its subsidiaries’ Chief Executive Officer since May 1, 1999. He served as NTELOS Inc.’s President and Chief Executive Officer from May 1, 1990 to May 1, 1999 and as the Chairman of the Board of Directors of NTELOS Inc. from May 1, 1999 to February 13, 2001. He has been a director of NTELOS Inc. since 1987.

Carl A. Rosberg has been our Executive Vice President, President-Wireless, since May 2, 2005. Prior to this, Mr. Rosberg served in this capacity with NTELOS Inc. from June 2003 until May 2, 2005. Mr. Rosberg served as NTELOS Inc.’s Executive Vice President and Chief Operating Officer from February 2001 to June 2003 and as President and Chief Operating Officer from May 1999 to February 2001, when the merger between NTELOS Inc. and R&B Communications, Inc. became effective. From May 1990 to May 1999, he served as Senior Vice President of NTELOS Inc. Prior to joining NTELOS Inc., Mr. Rosberg held senior financial positions with Shenandoah Telecommunications Company.

David R. Maccarelli has been our Executive Vice President, President-Wireline, since May 2, 2005. Prior to this, Mr. Maccarelli served in these capacities with NTELOS Inc. from June 2003 until May 2, 2005. Mr. Maccarelli served as NTELOS Inc.’s Senior Vice President—Wireline Engineering and Operations from May 2002 to June 2003. From February 2001 to May 2002, he served as NTELOS Inc.’s Senior Vice President and Chief Technology Officer and from January 1994 to February 2001 as NTELOS Inc.’s Senior Vice President. From January 1993 to December 1993, he served as Vice President—Network Services of NTELOS Inc. From June 1974 to December 1992, he held numerous leadership positions with Bell Atlantic. These positions encompassed operations, engineering, regulatory and business development.

Michael B. Moneymaker has been our Executive Vice President and Chief Financial Officer, Treasurer and Secretary since May 2, 2005. Prior to this, Mr. Moneymaker served in these capacities with NTELOS Inc. from June 2003 until May 2, 2005. Mr. Moneymaker served as NTELOS Inc.’s Senior Vice President and Chief Financial Officer, Treasurer and Secretary from May 2000 to June 2003. From May 1999 to May 2000, he served as NTELOS Inc.’s Vice President and Chief Financial Officer, Treasurer and Secretary. From May 1998 to April 1999, he served as NTELOS Inc.’s Vice President and Chief Financial Officer. From October 1995 to April 1998, he served as NTELOS Inc.’s Vice President of Finance. Previously, he was a Senior Manager for Ernst & Young from October 1989 until October 1995.

Mary McDermott has been our Senior Vice President—Legal and Regulatory Affairs since May 2, 2005. Prior to this, Ms. McDermott served in these capacities with NTELOS Inc. from August 2001 until May 2, 2005. From March 2000 to August 2001 she served as Senior Vice President and General Counsel of Pathnet Telecommunications, Inc. In April 2001, Pathnet Telecommunications, Inc. filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. From April 1998 to March 2000, she served as Senior Vice President/Chief of Staff for Government Relations for the Personal Communications Industry Association. From May 1994 to April 1998, she served as Vice President—Legal and Regulatory Affairs for the United States Telecom Association.

Each of the above executive officers were executive officers, and in the case of Messrs. Quarforth and Rosberg, were also directors, of NTELOS Inc. when it filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in March 2003. NTELOS Inc. emerged from bankruptcy in September 2003.

Directors

Christopher Bloise has been a director since August 30, 2005. Mr. Bloise has been a Vice President with Citigroup Venture Capital Ltd., or CVC, a private equity fund management company, since 2004. Prior to joining CVC, Mr. Bloise earned his Masters in Business Administration from M.I.T. Sloan School of Management from 2002 to 2004. From 2001 to 2002, Mr. Bloise was the Director of Finance for Focalex, Inc., a technology firm focused on online direct marketing and affiliate services. From 1997 to 2001, Mr. Bloise worked at Credit Suisse First Boston in its investment banking division, where he worked on a number of transactions for technology and telecommunications companies.

Michael A. Delaney has been a director since May 2, 2005. Mr. Delaney joined CVC in 1989 and has served as a Managing Partner since 1995. Prior to joining CVC, Mr. Delaney worked with Citigroup Investment Bank, an investment banking company, and held various corporate finance positions at General Motors, including manager of acquisitions and divestitures. Mr. Delaney also served in the U.S. Army, retiring as a captain in 1980. Mr. Delaney is also Vice President and Managing Director of Court Square Limited, an entity owned by Citigroup engaged in the leveraged acquisition business. Mr. Delaney is a director of Remy International, Inc., a global component manufacturer, MSX International, Inc., a global provider of outsourced technical business services, and ERICO International Corporation, a designer, manufacturer and marketer of precision-engineered specialty metal products serving global niche product markets.

Andrew Gesell has been a director since April 27, 2005. Mr. Gesell has been a Principal of CVC since 2004. From 1998 until he joined CVC in 2004, Mr. Gesell worked with Credit Suisse First Boston, an investment banking company, as a Director working with technology companies. Prior to CSFB, Mr. Gesell was a consultant with Ernst & Young, providing bankruptcy and restructuring advisory services.

Michael Huber has been a director since April 27, 2005. Since January, 2004, Mr. Huber has served as a Managing Principal of Quadrangle Group LLC. From June 2000 to December 2003, Mr. Huber served as a Vice President of Quadrangle. Prior to joining Quadrangle, Mr. Huber was a Vice President and an Associate in the Media and Communications Group at Lazard. Mr. Huber currently serves on the boards of directors of NuVox Communications, Publishing Group of America, Viziqor Solutions, and as a managing member of Access Spectrum LLC.

Henry Ormond has been a director since May 2, 2005. Mr. Ormond has served as a Vice President of Quadrangle since 2003. Prior to joining Quadrangle in 2001, Mr. Ormond was a member of the private equity group at Whitney & Co., where he focused on middle market growth buyouts. Prior to joining Whitney & Co., Mr. Ormond worked at Morgan Stanley in its investment banking division.

Steven Rattner has been a director since May 2, 2005. Mr. Rattner is a Managing Principal of Quadrangle. Prior to the formation of Quadrangle in March 2000, Mr. Rattner served as Deputy Chairman and Deputy Chief Executive Officer of Lazard Frères & Co., which he joined as a General Partner in 1989 and where he founded the firm’s Media and Communications Group. Prior to joining Lazard Frères & Co., Mr. Rattner was a Managing Director at Morgan Stanley, where he also founded the firm’s Media and Communications Group. Mr. Rattner is a director of Protection One, Inc., and also serves on the boards of directors of a number of national and local charitable, civic and educational organizations and institutions and of IAC/InterActiveCorp.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Board of Directors

Composition of the Board of Directors after the Offering

Our certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution of the board. Upon completion of this offering, the board of directors will consist of eight members. In accordance with the Shareholder’s Agreement, three directors will be designated by each of the CVC Entities and Quadrangle Entities and one director will be the chief executive officer of the Company for so long as he or she is employed by the Company. Further, the Shareholder’s Agreement provides that CVC Entities and the Quadrangle Entities will jointly designate an “independent” director, as the term is defined in the rules of The Nasdaq National Market. Within 90 days of this offering, each of the CVC Entities and Quadrangle Entities will replace one of their non-independent director designees with a director who is “independent” under the rules of The Nasdaq National Market. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. Pursuant to the Shareholder’s Agreement, each of the CVC Entities and the Quadrangle Entities may designate only two directors if its respective ownership falls below 20%, one director if its respective ownership falls below 10% and no directors if its respective ownership falls below 5%.

We intend to avail ourselves of the “controlled company” exception under the rules of The Nasdaq National Market which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. In addition, we intend to take advantage of certain “grace periods” for newly public companies under certain of the new SEC and Nasdaq rules and regulations, which grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with these rules and regulations. For example, upon the consummation of this offering, we will not be in full compliance with the SEC and Nasdaq requirements that all of our audit committee members be “independent.”

Audit Committee

Upon completion of this offering, we will have an audit committee and, as required by SEC and Nasdaq rules, we intend for the audit committee to have a majority of “independent” directors within 90 days of this offering and to be fully independent within one year of this offering. The audit committee will be responsible for:

•	the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report;

•	reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence;

•	approving, in advance, all audit and non-audit services to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and the audits of our financial statements;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	engaging independent counsel and other advisers as the audit committee deems necessary;

•	determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses;

•	reviewing and assessing the adequacy of a formal written charter on an annual basis; and

•	handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our audit committee, which will be posted on our website. KPMG LLP currently serves as our independent accountants.

Nominating and Corporate Governance Committee

Upon completion of this offering, we will have a nominating and corporate governance committee. We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules, which eliminates the requirement that this committee be comprised entirely of independent directors. The nominating and corporate governance committee will be responsible for:

•	selecting, or recommending to our board of directors for selection, nominees for election to our board of directors;

•	making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

•	monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

•	such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will specifically address the nominations process and will be posted on our website.

Compensation Committee

Upon completion of this offering, we will have a compensation committee. We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules, which eliminates the requirement that this committee be comprised entirely of independent directors. The compensation committee will be responsible for:

•	determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers;

•	reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

•	administering our stock plans and other incentive compensation plans; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Executive and Director Compensation

Our directors and/or the directors of our subsidiaries who are also employed by us do not receive additional compensation for service as directors.

The following table sets forth compensation information for certain of our officers whose total annual salary and bonus exceeded $100,000 for the years ended December 31, 2004, 2003 and 2002. These executives are referred to as the “named executive officers” elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts	All Other Compensation(2)
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation	Restricted Stock Value	Securities Underlying Options	LTIP Payouts
		($)	($)	($)	($)	(Shs.)	($)	($)
James S. Quarforth	2004	398,826	463,145	—	—	0	—	14,387
Chief Executive Officer	2003	370,858	365,518	—	—	332,937	—	12,416
& President	2002	362,447	0	—	—	84,000	—	14,218

Carl A. Rosberg	2004	277,537	254,800	—	—	0	—	11,830
Executive Vice President,	2003	250,690	200,000	—	—	158,541	—	9,481
President—Wireless	2002	242,824	0	—	—	38,000	—	4,826

David R. Maccarelli	2004	213,283	195,794	—	—	0	—	10,493
Executive Vice President,	2003	181,682	137,000	—	—	130,005	—	8,664
President—Wireline	2002	165,830	0	—	—	18,000	—	7,181

Michael B. Moneymaker	2004	231,433	229,452	—	—	0	—	9,851
Executive Vice President and Chief Financial Officer,	2003 2002	205,414 189,165	175,000 0	— —	— —	139,515 24,000	— —	8,702 4,328
Treasurer & Secretary

Mary McDermott	2004	177,645	146,770	—	—	0	—	8,966
Senior Vice President—	2003	172,525	111,187	—	—	57,075	—	6,663
Legal and Regulatory Affairs	2002	170,666	0	—	—	18,000	—	6,365

(1)	Based on achievement of 2002 operating performance objectives, the NTELOS Inc. board of directors initially approved payment of bonuses under the 2002 management incentive plan, such payment to be delayed until December 2003, subject to the Company’s completion of financial restructuring. Thereafter, despite improving operating performance, the board of directors determined not to pay such bonuses for the Company’s officers.
(2)

In 2004, we made (a) contributions to the savings plan of $7,380 for James S. Quarforth, $7,380 for Carl A. Rosberg, $7,380 for Michael B. Moneymaker, $7,380 for David R. Maccarelli, and $7,380 for Mary McDermott, (b) group life insurance premium payments of $1,044 for James S. Quarforth, $968 for Carl A. Rosberg, $807 for Michael B. Moneymaker, $743 for David R. Maccarelli, and $620 for Mary McDermott, (c) accidental death and dismemberment payments of $72 for James S. Quarforth, $83 for Carl A. Rosberg, $70 for Michael B. Moneymaker, $64 for David R. Maccarelli, and $53 for Mary McDermott, (d) long-term disability premium payments of $840 for James S. Quarforth, $971 for Carl A. Rosberg, $810 for Michael B. Moneymaker, $747 for David R. Maccarelli, and $622 for Mary McDermott, (e) additional life insurance premium payments of $2,369 for James S. Quarforth, $2,428 for Carl A. Rosberg, $784 for Michael B.

Moneymaker, $1,559 for David R. Maccarelli, and $291 for Mary McDermott, and (f) additional long-term disability premium payments of $2,682 for James S. Quarforth.

In 2003, we made (a) contributions to the savings plan of $7,200 for James S. Quarforth, $7,200 for Carl A. Rosberg, $7,200 for Michael B. Moneymaker, $7,200 for David R. Maccarelli, and $5,268 for Mary McDermott, (b) group life insurance premium payments of $1,044 for James S. Quarforth, $832 for Carl A. Rosberg, $647 for Michael B. Moneymaker, $567 for David R. Maccarelli, and $585 for Mary McDermott; (c) accidental death and dismemberment payments of $72 for James S. Quarforth, $72 for Carl A. Rosberg, $56 for Michael B. Moneymaker, $49 for David R. Maccarelli, and $50 for Mary McDermott, (d) long-term disability premium payments of $840 for James S. Quarforth, $667 for Carl A. Rosberg, $520 for Michael B. Moneymaker, $456 for David R. Maccarelli, and $469 for Mary McDermott, (e) additional life insurance premium payments of $1,139 for James S. Quarforth, $710 for Carl A. Rosberg, $279 for Michael B. Moneymaker, $392 for David R. Maccarelli, and $291 for Mary McDermott, and (f) additional long-term disability premium payments of $2,121 for James S. Quarforth.

In 2002, we made (a) contributions to the savings plan of $4,041 for James S. Quarforth, $2,377 for Carl A. Rosberg, $2,115 for Michael B. Moneymaker, $5,671 for David R. Maccarelli, and $4,035 for Mary McDermott, (b) contributions to the deferred compensation plan of $5,570 for James S. Quarforth, $568 for Michael B. Moneymaker, and $935 for Mary McDermott, (c) group life insurance premium payments of $1,044 for James S. Quarforth, $832 for Carl A. Rosberg, $647 for Michael B. Moneymaker, $567 for David R. Maccarelli, and $585 for Mary McDermott; (d) accidental death and dismemberment payments of $72 for James S. Quarforth, $72 for Carl A. Rosberg, $53 for Michael B. Moneymaker, $49 for David R Maccarelli, and $50 for Mary McDermott, (e) long-term disability premium payments of $840 for James S. Quarforth, $835 for Carl A. Rosberg, $666 for Michael B. Moneymaker, $552 for David R. Maccarelli, and $469 for Mary McDermott, (f) additional life insurance premium payments of $1,139 for James S. Quarforth, $710 for Carl A. Rosberg, $279 for Michael B. Moneymaker, $342 for David R. Maccarelli, and $291 for Mary McDermott, and (g) additional long-term disability premium payments of $1,512 for James S. Quarforth.

Our named executive officers have not been granted any options to acquire our common stock and will not be granted any options to acquire our common stock prior to the offering. As described elsewhere in this prospectus, our named executive officers invested in shares of our Class L common stock following our acquisition of NTELOS Inc.

In 2003, when NTELOS Inc. commenced bankruptcy proceedings, our executive officers held options to acquire 636,980 shares of NTELOS Inc. common stock, of which 460,864 were vested including the options granted in 2002 identified in the table above. All of these options were cancelled when NTELOS Inc. emerged from bankruptcy in September 2003. Upon emergence from bankruptcy, NTELOS Inc. granted to our existing executive officers options to acquire NTELOS Inc. common stock as set forth in the above table. All securities of NTELOS Inc., including these options, were acquired in connection with our acquisition of NTELOS Inc.

Benefit Plans

NTELOS Holdings Corp. Equity Incentive Plan

The Company originally adopted the NTELOS Holdings Corp. Equity Incentive Plan (the “Equity Incentive Plan”) effective May 2, 2005 to assist the Company and its subsidiaries in attracting and retaining valued employees, officers, consultants and other service providers. The Equity Incentive Plan is being amended and restated effective as of consummation of this offering. The Equity Incentive Plan permits the grant of (i) incentive stock options (“ISOs”); (ii) nonqualified stock options (“NQOs”) (ISOs and NQOs collectively referred to as “Options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards; (v) restricted stock units (“RSUs”); and (vi) incentive awards (collectively “Awards”), as more fully described below.

Prior to this offering, NQOs to purchase Class A Common Stock were granted under the Equity Incentive Plan. In connection with this offering, all outstanding NQOs to purchase Class A Common Stock will be converted into NQOs to purchase our common stock.

All Awards granted under the Equity Incentive Plan are governed by separate written agreements (“Agreements”) between the Company and the participants. No Awards may be granted after May 2, 2015, although Awards granted before that time will remain valid in accordance with their terms.

The board of directors of the Company or a committee thereof (the “Committee”) will administer the Equity Incentive Plan. The Committee will designate each eligible individual to whom an Award is to be granted. The Committee has the authority to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Plan), as it may consider appropriate. Any employee, consultant, officer or other service provider of the Company or its subsidiaries is eligible to participate in the Equity Incentive Plan if selected by the Committee. In its discretion, the Committee may delegate all or part of its authority and duties with respect to granting Awards to one or more individuals, provided applicable law so permits. However, the Committee may not delegate its authority with respect to Awards to any individual who, as of a taxable year, is our chief executive officer (or is acting in such capacity), one of our four highest compensated officers (other than our chief executive officer), is otherwise a “covered employee,” as defined in the regulations under Internal Revenue Code Section 162(m) or is subject to the reporting and other provisions of Section 16 of the Exchange Act.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Equity Incentive Plan in connection with Awards is                     . In any calendar year, no participant may receive any Award or any combination of Awards that relate to more than                      shares. No participant may receive an incentive award payment in any calendar year that exceeds $                    . In the event of a reorganization, recapitalization, stock split, spin-off, split-off, split-up, stock dividend, issuance of stock rights, combination of shares, merger, consolidation or any other change in the corporate structure of the Company affecting the common stock, or any distribution to stockholders other than a cash dividend, the Committee will make appropriate adjustment in the number and kind of shares authorized by the Equity Incentive Plan and covered under outstanding Awards as it determines appropriate. Shares of our common stock subject to Awards that expire unexercised or are otherwise forfeited shall again be available for Awards under the Equity Incentive Plan.

An Option entitles the holder to purchase from the Company a stated number of shares of our common stock. The Committee will specify the number of shares of common stock subject to each Option and the exercise price for such Option. The exercise price may not be less than the fair market value of a share of our common stock on the date the Option is granted. An ISO may only be granted to an employee of ours. Any shareholder who beneficially owns more than ten percent of our combined voting power or that of an affiliated company (determined by applying certain attribution rules) shall be considered a 10% shareholder. If we grant ISOs to any 10% shareholder, the exercise price shall not be less than 110% of the fair market value of our common stock on the date the Option is granted. Generally, all or part of the exercise price may be paid (i) in cash or by a certified or bank cashier’s check; (ii) if approved by the Committee, by tendering shares of common stock; (iii) by any other legal method acceptable to the Committee; or (iv) by any combination of such methods.

All Options shall be exercisable in accordance with the terms of the applicable Agreement. The maximum period in which an Option may be exercised shall be determined by the Committee on the date of grant but shall not exceed 10 years. However, if we grant ISOs to any 10% shareholder, then the maximum period in which the option may be exercised is five years. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of our common stock with respect to which such ISOs become exercisable for the first time during any calendar year under any of our plans or the plans of any affiliated companies cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NSOs.

If a participant terminates employment with the Company (or its subsidiaries) due to death or disability, the participant’s unexercised Options may be exercised, to the extent they were exercisable on the termination date, for a period of six months from the termination date or until the expiration of the Option term, if shorter. If the participant terminates employment with the Company (or its subsidiaries) for cause (as defined in the Equity Incentive Plan), all unexercised Options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant’s employment terminates for any other reason, any vested but unexercised Options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of 30 days from the termination date (60 days from the termination date if the participant incurs a termination of employment by the Company or its subsidiaries other than for cause) or until the expiration of the Option term, whichever period is shorter. Unless otherwise provided by the Committee, any Options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

A SAR can be granted alone (a freestanding SAR) or in tandem with an Option (a tandem SAR). A SAR entitles the holder to receive, upon exercise of the SAR, common stock representing the increase in the fair market value of the shares underlying the SAR from the base price for such shares. The base price for shares underlying a free-standing SAR shall be not less than the fair market value of such shares on the date of grant of the SAR. The base price for shares underlying a tandem SAR is the exercise price per share of the related Option. A tandem SAR entitles the holder to exercise the Option or the SAR at which time the other related Award shall expire. No participant may be granted tandem SARs under any of our plans or the plans of any affiliated companies that are related to ISOs which are first exercisable in any calendar year for shares of our common stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

A restricted stock award is a grant of shares of our common stock, which may be subject to forfeiture restrictions during a restriction period. The Committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. The Committee may condition the expiration of the restriction period upon: (i) the participant’s continued service over a period of time with the Company or its subsidiaries; (ii) the achievement by the participant, the Company or its subsidiaries of any other performance goals set by the Committee; or (iii) any combination of the above conditions as specified in the Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Common Stock will be forfeited to the Company. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, a participant will have all rights of a stockholder with respect to the restricted stock, including the right to receive dividends and vote the shares; provided, however, that during such period a participant may not transfer or otherwise dispose of shares of restricted stock and the Company shall retain custody of the certificates evidencing such shares of restricted stock. The board of directors of the Company may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs are granted in reference to a specified number of shares of our common stock and entitle the holder to receive, on achievement of specific performance goals established by the Committee, after a period of continued service or any combination of the above as set forth in the applicable Agreement, one share of common stock for each such share of common stock covered by the RSU.

An incentive award is granted in reference to a specified dollar amount. Incentive awards entitle the holder to receive, on achievement of the specified performance goals established by the Committee, after a period of continued service or any combination of the above as set forth in the applicable Agreement: (i) a cash payment, (ii) our common stock or (iii) a combination thereof as set forth in the applicable Agreement.

Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to our, an affiliated company’s or a business unit’s (i) total stockholder return, (ii) total stockholder return as compared to total return (on a comparable basis) of a publicly available index, (iii) net income, (iv) pretax earnings, (v) funds from operations, (vi) earnings before interest expense, taxes, depreciation and amortization, (vii) operating margin, (viii) earnings per share, (ix) return on equity, capital, assets or investment, (x) operating earnings, (xi) working capital, (xii) ratio of debt to stockholders equity and (xiii) revenue.

The Committee may impose restrictions, including without limitation, confidentiality and non-solicitation restrictions, on the grant, exercise or payment of an Award as it determines appropriate.

Generally, Awards granted under the Equity Incentive Plan shall be nontransferable except by will or by the laws of descent and distribution. Nevertheless, to the extent the Committee so provides, Awards, other than ISOs or their tandem SARs, may be transferred by the participant. The holder of the transferred Award shall be bound by the same terms and conditions that governed the Award during the period held by the participant.

No participant shall have any rights as a stockholder with respect to shares issued pursuant to Options, SARs, RSUs or an incentive award unless and until such awards are settled in shares of our common stock.

No Option or SAR shall be exercisable, no shares of our common stock shall be issued, no certificates for shares of our common stock shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

The board of directors of the Company may amend, suspend or terminate the Equity Incentive Plan and the Committee may amend any outstanding Award at any time; provided, however, that no such amendment or termination may adversely affect Awards then outstanding without the holder’s permission (except to the extent to comply with Internal Revenue Code Section 409A or to prevent the holder from being subject to an excise tax or penalty under such section).

In the event of or in anticipation of a change in control (as defined in the Plan), the Committee may, on a participant-by-participant basis (i) accelerate the vesting on all outstanding Options and/or SARs and terminate such Options or SARs immediately prior to the change in control, provided the participant has been given prior written notice of the change in control and of the Committee’s intention to cancel the Options and/or SARs, (ii) fully vest and/or accelerate the restriction period for any Awards, (iii) terminate the Award immediately prior to the change in control, provided the participant has been given prior written notice of the change in control and the Committee’s intention to cancel the Award, further provided, however, that during such notice period, the participant will be able to give notice of exercise of any portion of the Award that will become vested upon the change in control (with the actual exercise being contingent on the occurrence of the change in control), (iv) after giving the participant a chance to exercise any outstanding Options and/or SARs, terminate any or all of such unexercised Options and/or SARs, (v) cancel any outstanding Awards with respect to all common stock for which the Award remains unexercised or for which the Award is subject to forfeiture in exchange for a cash payment equal to the excess of the fair market value of the Award over the exercise price of an Option and/or SAR, or the unpaid purchase price (if any) of Restricted Stock, (vi) require that the Award be assumed by the successor corporation or that Awards for shares or other interest in the successor corporation with equivalent value be substituted for such Award or (vii) take such other action as the Committee deems reasonable under the circumstances to permit the participant to realize the value of the Award.

The Committee, in its sole discretion, has the authority to determine the application of the foregoing provisions.

NTELOS Holdings Corp. Employee Stock Purchase Plan

The Company will establish the NTELOS Holdings Corp. Employee Stock Purchase Plan (the “Purchase Plan”), effective as of consummation of this offering. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, each eligible employee can elect to have a portion of his or her compensation for the calendar month withheld to buy shares of common stock, subject to certain limits on the number of shares that may be bought. The maximum amount of compensation that can be withheld in each calendar month to buy shares of common stock is $             for each $100 of the eligible employee’s annual compensation.

The Purchase Plan has reserved for purchase              shares of the Company’s common stock. If any right to buy common stock granted under the Purchase Plan expires unexercised, the number of shares of common stock subject to such right will again be available for purchase. Upon (i) the dissolution or liquidation of the Company, (ii) a merger or consolidation of the Company in which the Company is not the surviving corporation, or (iii) any other similar event or transaction, each participant who holds purchase rights under the Purchase Plan will be entitled to purchase the same relative cash, securities, and/or other property which a holder of common stock would be entitled to receive in connection with such transaction.

The amount of common stock that a participant can buy is limited as follows: (i) no participant may buy in any calendar year more than $25,000 worth of Common Stock, (ii) no participant may buy more than              shares of common stock during any calendar month, and (iii) five percent (5%) or more stockholders (after certain constructive attribution rules) may not participate in the Purchase Plan. The purchase price per share of common stock will be the lesser of (i) ninety percent (90%) of the fair market value of the common stock on the first day of the Participation Period or (ii) ninety percent (90%) of the fair market value of the common stock on the last day of the Participation Period.

The Company will withhold applicable federal, state, and local taxes from a participant’s compensation or require the participant to remit amounts sufficient to satisfy all such federal, state, and local withholding tax requirements from participation in the Purchase Plan.

The Compensation Committee of the Board or the Board itself will administer the Purchase Plan and has full and final authority, in its discretion, to take any action with respect to the Purchase Plan (to the extent not inconsistent with the Purchase Plan).

The Board may at any time modify, amend, suspend, or terminate the Purchase Plan or any purchase right granted thereunder; provided, however, that (i) stockholder approval will be required of any amendment to the Purchase Plan to the extent Section 423 of the Internal Revenue Code or other applicable law, rule, or regulation requires stockholder approval (including without limitation any amendment that increases the aggregate number of shares of common stock that may be purchased under the Purchase Plan or changes individuals who are eligible to participate in the Purchase Plan); and (ii) no amendment to the Purchase Plan or a purchase right may materially and adversely affect any purchase right outstanding at the time of the amendment without the consent of the holder thereof, except to the extent the Purchase Plan otherwise provides. The Purchase Plan will terminate automatically at the time that all shares of the common stock subject to the Purchase Plan have been purchased thereunder.

Employment Agreements

NTELOS Inc. entered into new employment agreements on May 2, 2005 (the “Effective Date”) with its executive officers, James S. Quarforth, Carl A. Rosberg, David R. Maccarelli, Michael B. Moneymaker and Mary McDermott, is amending these agreements effective as of consummation of this offering to include the Company as a party and to make certain other changes. These new employment agreements replaced employment agreements previously entered into with the executives.

The employment agreement with Mr. Quarforth terminates on January 1, 2010. Each of the other employment agreements terminates on May 2, 2009. The agreements will renew automatically for successive one-year periods after the scheduled termination, unless either party gives written notice to the other at least six months prior to the end of the original term (or any subsequent term, as the case may be). However, in the event of a change in control (as defined in the employment agreement), if the executive is still employed by the Company or NTELOS Inc. at such time, the term shall be extended so that the term shall not expire for at least 24 months from the date of the change in control.

Each executive is entitled to receive the base salary set forth in his or her employment agreement (as set forth below), which amount will be reviewed annually throughout the term of the agreement.

Name	Salary
James S. Quarforth	$418,601
Carl A. Rosberg	282,150
David R. Maccarelli	225,422
Michael B. Moneymaker	235,125
Mary McDermott	182,875

In addition to base salary, the executives are entitled to participate in all employee benefit plans of the Company or NTELOS Inc., including the executive supplemental retirement plan (a non-qualified deferred compensation plan) and any stock-based incentive plan. The executives are also eligible to participate in the team incentive plan with an annual bonus potential up to a specified percentage of base salary (up to 60% of base salary for Mr. Quarforth, 55% for Messrs. Rosberg, Maccarelli and Moneymaker and 50% for Ms. McDermott). The Company and NTELOS Inc. also pay the premiums on a term life insurance policy for each of the executives in accordance with his or her employment agreement.

Each executive’s employment agreement will terminate automatically upon his or her death. The Company or NTELOS Inc. may terminate each executive’s employment if he or she becomes disabled. In addition, the Company or NTELOS Inc. may terminate the executive’s employment for any other reason with or without cause (as defined in the employment agreement). The executive may terminate his or her employment upon prior written notice of at least 60 days. If the executive terminates his or her employment for good reason (as defined in the employment agreement) it will be deemed a termination of the executive’s employment without cause by the Company.

If an executive’s employment is terminated for any reason, the executive shall be entitled to receive (i) earned and unpaid base salary to the date of termination; (ii) unreimbursed business and entertainment expenses; and (iii) the employee benefits to which he or she is entitled pursuant to relevant employee benefit plans. If an executive’s employment is terminated because of disability, the executive also will be entitled to receive a pro rata portion of his or her bonus payments from the team incentive plan. If an executive is terminated, other than for cause or by death or disability, or if he or she terminates employment for good reason, the executive is entitled to (i) a percentage of his or her base salary (75% for Ms. McDermott, 50% for Messrs. Quarforth and Moneymaker and 40% for Messrs. Rosberg and Maccarelli) for 24 months; (ii) a lump sum, determined on a net present value basis, equal to two times the full bonus potential under the team incentive plan for the year of the termination; (iii) continued participation in the employee welfare benefit plans (other than disability and life insurance); and (iv) post-retirement medical benefits, regardless of whether they otherwise are eligible for them, under the Company’s post-retirement benefit plan. Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the Internal Revenue Code of 1986, termination payments may be delayed for a period of six months as necessary to avoid any excise tax. If an executive dies while still an employee of the Company, he or she is entitled to payment of any earned and unpaid bonus payments under the team incentive plan.

If any benefits payable or to be provided under the employment agreements and any other payments from the Company or any affiliate would subject the executive to any excise taxes and penalties imposed on “parachute payments” within the meaning of Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended, or any similar tax imposed by state or local law, then such payments or benefits will be reduced (but not below $0) if, and only to the extent that, such reduction will allow the executive to receive a greater net after tax amount than the executive would receive without such reduction.

During the executive’s employment and for a period of 24 months thereafter (the “non-competition period”), the executive will (i) not compete, directly or indirectly, with the Company or any subsidiary or

(ii) solicit certain current and former employees. As payment for the executive’s non-competition and non-solicitation agreement, the executive will receive an amount equal to a percentage of his or her base salary during the non-competition period, but only if the Company or NTELOS Inc. has terminated the executive without cause or if the executive has terminated his or her employment for good reason. The applicable percentages are 60% for Messrs. Rosberg and Maccarelli, 50% for Messrs. Quarforth and Moneymaker and 25% for Ms. McDermott. If the executive breaches any of the non-competition or non-solicitation restrictions, the executive will not receive any further payments and the executive will repay any payments previously received. The agreements also prohibit the executives from using any confidential or proprietary information of the Company or NTELOS Inc. at any time for any reason not connected to their employment with the Company or NTELOS Inc.

Pension Plan/Defined Benefit Plan Disclosure

The following table reflects the estimated aggregate retirement benefits to which certain of our executive officers, including each of the named executive officers in the Summary Compensation Table, are expected to be entitled under the provisions of our non-contributory, funded employee retirement plan and the executive supplemental retirement plan (the “Plans”). The table illustrates the amount of aggregate annual retirement benefits payable under the Plans for an executive retiring in 2005 at age 65 computed on a straight life annuity. The amount of benefit assumes that the executive has completed a minimum of 15 years of service. The supplemental benefit amount will not be paid for service of less than 15 years. Additional aggregate benefits are not earned for service in addition to 35 years. Amounts listed will be reduced by social security benefits and offset by employer 401(k) contributions.

Annual Retirement Benefits Payable for Respective Years of Service
Average Annual Compensation	15 Years	20 Years	25 Years	30 Years	35 Years
$200,000	$100,000	$115,000	$130,000	$145,000	$160,000
$300,000	$150,000	$172,500	$195,000	$217,500	$240,000
$400,000	$200,000	$230,000	$260,000	$290,000	$320,000
$500,000	$250,000	$287,500	$325,000	$362,500	$400,000
$600,000	$300,000	$345,000	$390,000	$435,000	$480,000
$700,000	$350,000	$402,500	$455,000	$507,500	$560,000
$800,000	$400,000	$460,000	$520,000	$580,000	$640,000
$900,000	$450,000	$517,500	$585,000	$652,500	$720,000

The number of credited years of service as of December 31, 2004 for James S. Quarforth, David R. Maccarelli, Carl A. Rosberg, Michael B. Moneymaker, and Mary McDermott is 25 years, 13 years, 17 years, 10 years, and 4 years, respectively.

Director Compensation

After this offering, all independent directors will receive a retainer of $             per year, payable monthly. In addition, each independent director will receive an initial one-time grant of              options to purchase shares of our common stock with an exercise price of $            . Additionally, the chairperson of our audit committee will receive an annual retainer of $            . Each independent director will also receive $             for each board meeting and shareholder meeting attended in person and $             if attended telephonically in lieu of attending in person. For attendance at board committee meetings, each independent director will receive $             for attending in person or $             for attending telephonically in lieu of attending in person. We will reimburse each of our directors for reasonable travel and other expenses incurred in connection with attending all board and board committee meetings.

Directors Option Plan

The Company is adopting the NTELOS Holdings Corp. Non-Employee Director Stock Option Plan (the “Director Plan”) effective as of consummation of this offering to assist the Company in attracting and retaining qualified and experienced individuals for service as non-employee directors. The Director Plan provides for automatic grants of nonqualified stock options to the individuals serving as non-employee directors of the Company. No options may be granted under the Director Plan after                     , 2015, although options granted before that time will remain valid in accordance with their terms. The board of directors of the Company will administer the Director Plan.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Director Plan is              shares of common stock. In the event of a reorganization, recapitalization, stock split, spin-off, split-off, split-up, stock dividend, combination of shares, merger, consolidation or any other change in the corporate structure of the Company affecting the common stock, or any distribution to stockholders other than a cash dividend, the board of directors will make appropriate adjustments in the number and kind of shares authorized by the Director Plan and any outstanding options as it determines appropriate. Shares of our common stock that expire unexercised shall again be available for awards of options under the Director Plan.

All grants of options under the Director Plan will be automatic and nondiscretionary (except that the board of directors may decrease the number of shares subject to options to be granted under the Director Plan and extend the vesting term of such options) and subject to the terms and conditions provided in the Director Plan. All options granted under the Director Plan will be evidenced by a separate written agreement between the Company and the non-employee director (an “Agreement”) that will set forth such other terms, conditions and restrictions as the board of directors may determine to be appropriate.

Subject to the provisions of the Director Plan, each non-employee director who is elected or appointed to the board of directors of the Company shall be granted on the date the non-employee director takes office a nonqualified option to purchase              shares of common stock (or such lower number as the board of directors shall determine). Additionally, subject to the provisions of the Director Plan, each non-employee director serving as a non-employee director, as of the first business day of each fiscal year of the Company, shall be granted at such time an option to purchase an additional              shares of common stock (or such lower number as the board of directors shall determine). If at any time there are not sufficient shares of common stock reserved under the Director Plan for grants of such options, the options to be granted thereunder at such time shall be proportionately adjusted.

Subject to earlier termination, all options granted under the Director Plan will expire no later than ten years from their date of grant. The exercise price for each share of our common stock may not be less than the fair market value of our common stock on the date the option is granted. Options granted under the Director Plan become exercisable with respect to         % (or such lesser percentage as is approved by the board of directors) of the shares of common stock subject to the option on each annual anniversary of the date of grant, provided the director is still serving as a non-employee director at that time, until the option becomes fully exercisable, provided the option does not expire by its terms before that time. The exercise price for an option granted under the Director Plan may be paid (i) in cash or by a certified or bank cashier’s check; (ii) if approved by the board of directors, by tendering shares of common stock; (iii) by any other legal method acceptable to the board of directors; or (iv) by any combination of such methods.

No director shall have any rights as a stockholder with respect to shares covered by options under the Director Plan unless and until such options are settled in shares of common stock. No option shall be exercisable, no shares of common stock shall be issued, and no certificates for shares of common stock shall be delivered except in compliance with all applicable laws. The board of directors of the Company may amend, suspend, or terminate the Director Plan at any time; provided, however, that no such termination may negatively effect options outstanding at the time of the termination without the directors’ permission.

Any option granted to a non-employee director whose status as a director is terminated because of death or disability may only be exercised, to the extent exercisable on the date of death or disability within 12 months after the date of such termination or prior to the date on which the option expires by its terms, whichever is earlier.

The option of a non-employee director whose status as a director terminates because of removal from the board of directors within one year after a change in control (as defined in the Plan), may only be exercised, to the extent exercisable on the date of such termination, within six months after the date of such termination or prior to the date on which the option expires by its terms, whichever is earlier.

Any option granted to a non-employee director whose status as a director is terminated for any reason other than as specified above may only be exercised, to the extent exercisable on the date of such termination, within three months after the date of such termination or prior to the date on which the option expires by its terms, whichever is earlier.

The board of directors may accelerate the exercisability of the option of any non-employee director whose status as a director terminates because of removal within one year after a change in control.

Generally, options granted under the Director Plan shall be nontransferable except by will or by the laws of descent and distribution. Nevertheless, to the extent the applicable Agreement so provides, an option may be transferred by a director. The holder of an option transferred pursuant to these provisions shall be bound by the same terms and conditions that governed such option during the period that it was held by the director. However, such transferee may not transfer the option except by will or the laws of descent and distribution.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee of any other company.

Director and Officer Indemnification and Limitation on Liability

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of NTELOS, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of NTELOS or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock: (1) immediately prior to the consummation of this offering; (2) assuming all of the issued and outstanding Class A common stock and Class L common stock has been converted to Class B common stock, and (3) as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person that is a beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and named executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on                      shares of our common stock outstanding as of the date of this prospectus, and                      shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o NTELOS Holdings Corp., 401 Spring Lane, Suite 300, PO Box 1990, Waynesboro, Virginia 22980.

	Common Stock				Class B Common Stock	Total Common Stock and Class B Common Stock
	Shares Owned Prior to this Offering		Shares Owned After this Offering**		Shares Owned Prior to and After this Offering	Shares Owned After this Offering
Name and Address of Beneficial Owner	Number	%	Number	%	Number %	Number %
Directors, named executive officers and stockholders owning more than 5%:
Quadrangle Capital Partners LP 375 Park Avenue New York, NY 10152
Citigroup Venture Capital Equity Partners, L.P. 399 Park Avenue New York, NY 10043
Chistopher Bloise
Michael Delaney
Andrew Gesell
Michael Huber
Henry Ormond
Steven Rattner
James S. Quarforth
Carl A. Rosberg
Michael B. Moneymaker
David R. Maccarelli
Mary McDermott
All directors and named executive officers as a group

*	Less than 1%
**	Assumes underwriters have not exercised their option to purchase additional shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholders Agreement

On May 2, 2005, we entered into a shareholders agreement with the CVC Entities, the Quadrangle Entities and management shareholders. The shareholders agreement provides that our board of directors will consist of seven directors, including three designees of the CVC Entities, three designees of the Quadrangle Entities and our chief executive officer. Our board of directors may not take certain significant actions, such as a merger or sale of assets in excess of $1 million, incurrences of indebtedness, amendments of organizational documents and certain other matters, subject to certain specified exceptions, without the approval of a majority of the board of directors which shall include at least two board designees of each of the CVC Entities and the Quadrangle Entities.

The shareholders agreement covers matters of corporate governance, restrictions on transfer of our securities, tag-along rights, rights to compel a sale, preemptive rights, rights to compel a liquidity event, registration rights and information rights.

Upon completion of this offering, the board of directors will consist of eight members. In accordance with the Shareholder’s Agreement, three directors will be designated by each of the CVC Entities and Quadrangle Entities and one director will be the chief executive officer of the Company for so long as he or she is employed by the Company. Further, the Shareholder’s Agreement provides that CVC Entities and the Quadrangle Entities will jointly designate an “independent” director, as the term is defined in the rules of The Nasdaq National Market. Within 90 days of this offering, each of the CVC Entities and Quadrangle Entities will replace one of their non-independent director designees with a director who is “independent” under the rules of The Nasdaq National Market. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. Pursuant to the Shareholder’s Agreement, each of the CVC Entities and the Quadrangle Entities may designate only two directors if its respective ownership falls below 20%, one director if its respective ownership falls below 10% and no directors if its respective ownership falls below 5%.

Advisory Agreements

We were formed in January 2005 by the CVC Entities and the Quadrangle Entities for the purpose of acquiring NTELOS Inc. In connection with the acquisition, we entered into advisory agreements with each of CVC Management LLC and Quadrangle Advisors LLC, pursuant to which each may provide financial, advisory and consulting services to us. There are no minimum levels of service required to be provided pursuant to the advisory agreements. The services that have been provided include executive and management services, support and analysis of financing alternatives and assistance with various finance functions. In exchange for these services, CVC Management LLC and Quadrangle Advisors LLC are each entitled to an annual advisory fee of $1.0 million per year, paid quarterly, plus out-of-pocket expenses, for the remaining term of the advisory agreements. At the closing of the acquisition of NTELOS Inc., CVC Management LLC and Quadrangle Advisors LLC each received transaction fees totaling approximately $3,750,000, plus reasonable out-of-pocket expenses. We have reimbursed CVC Management LLC and Quadrangle Advisors LLC an aggregate of $             in out-of-pocket expenses during the term of these advisory agreements. In addition, prior to termination of these advisory agreements CVC Management LLC and Quadrangle Advisors LLC are each entitled to a transaction fee in connection with the consummation of each acquisition, divestiture or financing in an amount equal to 0.50% of the aggregate value of such transaction.

Each advisory agreement has an initial term of ten years and automatically renews for successive one-year terms, subject to termination by either party upon written notice 90 days prior to the expiration of the initial term or any extension thereof. Each advisory agreement includes customary indemnification provisions in favor of each of CVC Management LLC and Quadrangle Advisors LLC. These advisory agreements will be terminated in connection with this offering for an aggregate consideration of $13.1 million. This termination fee has been calculated in accordance with the terms of the advisory agreements and equals the net present value of all annual advisory fees that would have been payable under the advisory agreements from the consummation of this offering through the end of the initial ten-year terms of the advisory agreements. Certain provisions in the advisory agreements, including indemnification, will survive such termination.

Stock Subscription Agreements

In connection with the acquisition of NTELOS Inc., members of management were given an opportunity to purchase shares of Class L common stock at $11.00 per share and Class A common stock at $1.00 per share through subscription agreements that were entered into in connection with the NTELOS Holdings Corp. Equity Incentive Plan, dated May 2, 2005, which sets forth restrictions regarding the Class L common stock and Class A common stock. Except as described below, all shares of each class of common stock are identical and entitle the holders thereof to the same rights and privileges.

Any distributions, except for the repurchase of any stock held by an employee of the Company, are first made to the holders of Class L shares equal to the aggregate unpaid yield plus the original cost of the shares, less any previous distributions representing a return of capital. The unpaid yield is at a rate of 10% per annum, calculated quarterly, based upon an adjusted original cost of $11 per share, less any distributions representing a return of capital, plus the accumulated unpaid yield for all prior quarters.

The holders of Class L and Class A common shares have the general right to vote for all purposes as provided by law. Each holder of Class L and Class A common shares is entitled to one vote for each share held. The following table sets forth information, as of the date of this prospectus, regarding the ownership of our Class L common stock and Class A common stock by each of our named executive officers and our directors and the number of shares of our Class B common stock into which these shares will convert prior to consummation of this offering.

Directors and Named Executive Officer:	Number of Class A Shares Owned	Number of Class L Shares Owned	Number of Class B Shares Owned Upon Conversion
Christopher Bloise	—	4,344.52
Michael Delaney	—	34,756.20
Andrew Gesell	—	6,516.79
Michael Huber	—	—
Henry Ormond	—	—
Steven Rattner	—	—
David R. Maccarelli	96,806	22,760
Mary McDermott	38,637	10,124
Michael B. Moneymaker	103,888	24,425
James S. Quarforth	270,423	63,579
Carl A. Rosberg	118,056	27,756

*	Certain of the individuals referenced above have disclaimed beneficial ownership of certain of these securities.

Prior to consummation of this offering, all shares of our Class A common stock and Class L common stock will be converted into shares of our Class B common stock. See “Description of Capital Stock.”

Purchase of Notes

At the closing of the acquisition of NTELOS Inc., the CVC Entities and the Quadrangle Entities lent to us $5,755,000 in the aggregate in exchange for our issuance to them of promissory notes. We issued to each of the CVC Entities and the Quadrangle Entities $2,877,500 in principal amount of the notes. The notes issued to the CVC Entities includes an aggregate of $95,049 principal amount of notes issued to principals of Citigroup Venture Capital Equity Partners, L.P., including our directors Delaney, Gesell and Bloise. For a description of the terms of these notes, see “Description of Certain Debt—10% Notes.”

Employment Agreements

At the closing of the acquisition of NTELOS Inc., we entered into employment agreements with certain members of our management. For a description of the terms of these employment agreements, see “Management—Employment Agreements.”

DESCRIPTION OF CERTAIN DEBT

NTELOS Inc. Senior Secured Credit Facilities

On February 24, 2005 NTELOS Inc. entered into a senior secured first lien bank facility in an aggregate principal amount of up to $435 million, which we refer to as the First Lien Facility, and a senior secured second lien term loan facility in an aggregate principal amount of up to $225 million, which we refer to as the Second Lien Facility, provided by a syndicate of lenders arranged by Morgan Stanley Senior Funding, Inc., or Morgan Stanley, and Bear, Stearns & Co. Inc., as joint lead arrangers. Morgan Stanley is the administrative agent for each of the First Lien Facility and the Second Lien Facility. The First Lien Facility consists of a $400 million term loan B facility, or the Term Loan B Facility, and a $35 million revolving credit facility, or the Revolving Credit Facility. The Second Lien Facility consists of a $225 million term loan. The following is a summary of certain provisions of the First Lien Facility and the Second Lien Facility. We refer to the First Lien Facility and the Second Lien Facility collectively herein as NTELOS Inc.’s senior second credit facilities.

The proceeds of the Term Loan B Facility and Second Lien Facility were used to finance the recapitalization and the tender offer and to pay fees and expenses incurred in connection with such transactions. NTELOS Inc. expects to use the Revolving Credit Facility for its working capital requirements and other general corporate purposes.

The final maturity of the Term Loan B Facility is August 24, 2011. Loans under the Term Loan B Facility must be repaid during the final year of the facility in equal quarterly amounts, subject to amortization of approximately 1% per year prior to such final year. The final maturity of the Revolving Credit Facility is February 24, 2010 and all loans outstanding under the Revolving Credit Facility must be repaid in full on this date. The final maturity of the Second Lien Facility is February 24, 2012 and all loans outstanding under the Second Lien Facility must be repaid on this date.

NTELOS Inc. may voluntarily prepay any portion of the First Lien Facility at any time without premium or penalty, except that it must reimburse the lenders for any funding losses. NTELOS Inc. may voluntarily prepay any portion of the Second Lien Facility at any time subject to reimbursement of the lenders for any funding losses and in the case of any such prepayment prior to February 24, 2007, subject to the following premiums: (a) from February 24, 2005 to but excluding February 24, 2006, 2.00%; and (b) from February 24, 2006 to but excluding February 24, 2007, 1.00%.

NTELOS Inc. is required to prepay the Term Loan B Facility out of cash it receives from the following events:

•	subject to exceptions for sales in the ordinary course of business, amounts reinvested in its businesses, net cash proceeds not exceeding $10 million in the aggregate for any fiscal year, certain pending transactions, and anticipated receipts and other exceptions to be negotiated, 100% of net cash proceeds (i) from sales of property and assets and (ii) of “Extraordinary Receipts,” such as tax refunds, indemnity payments, pension reversions and certain insurance proceeds; and

•	if the total leverage ratio exceeds 3.0x, (a) 100% of net cash proceeds from the issuance of additional debt (with exceptions), (b) 50% (stepping down to 25% if the total leverage ratio is 4.0x or less) of net cash proceeds from the issuance of additional equity (with exceptions) and (c) 75% (stepping down to 50% if the total leverage ratio is 4.25x but more than 3.0x) of excess cash flow.

NTELOS Inc. must make an offer to prepay the Second Lien Facility with the proceeds of any asset sales that, in any period of 12 consecutive months, (i) exceed 15% of consolidated total assets and (ii) are not, within twelve months after receipt, used to prepay indebtedness under the First Lien Facility or reinvested in replacement assets.

NTELOS Inc. may choose to have interest accrue on loans outstanding under the First Lien Facility and the Second Lien Facility based on (a) the higher of  1/2 of 1% in excess of the federal funds rate and the rate of interest published by the Wall Street Journal as the prime rate, or Base Rate Loans, or (b) the Eurodollar rate (adjusted for maximum reserves), or Eurodollar Loans, in each case plus an applicable margin. With respect to the Revolving Credit Facility, the applicable margin for the Revolving Credit Facility is determined in accordance with a pricing grid tied to the total leverage ratio of NTELOS Inc. As for the Term Loan B Facility, the applicable margin was initially set at 1.50% per annum in respect of Base Rate Loans and 2.50% per annum in respect of Eurodollar Loans. If the total leverage ratio of NTELOS Inc. is lower than 4.0x, the applicable margin is 1.25% per annum in respect of Base Rate Loans and 2.25% per annum in respect of Eurodollar Loans. The applicable margin for the Second Lien Facility is 4.00% per annum in respect of Base Rate Loans and 5.00% per annum in respect of Eurodollar Loans. The lenders under each of the First Lien Facility and the Second Lien Facility have the right to increase all interest rates by 2.00% per annum at any time when there is an event of default under the First Lien Facility or the Second Lien Facility, as applicable.

In addition, NTELOS Inc. must pay (i) certain up-front fees, (ii) administrative agent’s fees and (iii) with respect to the First Lien Facility, unused commitment fees and letter of credit fees. The unused commitment fee is equal to  1/2 of 1% per annum on the unused portion of each lender’s share of the Revolving Credit Facility, payable (a) quarterly in arrears and (b) on the date of termination or expiration of the commitments. Letter of credit fees are payable on the aggregate stated amounts of letters of credit at a rate equal to the applicable margin over the Eurodollar rate applicable at the time to revolving credit loans that bear interest based on LIBOR paid proportionately to all lenders, plus an additional fronting fee to the issuing bank.

The obligations of NTELOS Inc. under the First Lien Facility and the Second Lien Facility are secured by substantially all of its assets, including real property but excluding assets of NTELOS Telephone Inc., Roanoke & Botetourt Telephone Company and VITAL. With respect to each of the First Lien Facility and the Second Lien Facility, NTELOS Inc. pledged for the lenders’ benefit its equity interests in all of its direct and indirect wholly-owned subsidiaries and Virginia PCS Alliance, L.C. The subsidiaries of NTELOS Inc. (other than NTELOS Telephone Inc., Roanoke & Botetourt Telephone Company and VITAL) guaranteed the obligations of NTELOS Inc. under each of the First Lien Facility and the Second Lien Facility and pledged their assets to secure their guarantees. The lien and security interest of the lenders under the Second Lien Facility are second in priority to the liens of the lenders under the First Lien Facility.

During the term of the First Lien Facility, NTELOS Inc. is also bound by certain financial covenants, specifically a maximum ratio of total debt outstanding to EBITDA, a minimum interest coverage ratio and maximum capital expenditures. The Second Lien Facility is subject to covenants which are customary for high yield bond financings.

In addition, NTELOS Inc. is required to make financial statements and other reports available to the lenders under each of the First Lien Facility and the Second Lien Facility on a regular basis and there are limits on its ability and the ability of its subsidiaries to incur additional debt, grant liens on its property, repurchase its own stock or prepay other debt, make loans to or investments in others, merge and consolidate, sell, transfer or otherwise dispose of assets, acquire other businesses or enter into joint ventures, engage in transactions with its affiliates (other than subsidiary guarantors), amend its organizational documents, create new subsidiaries, change the nature of its business, become a general partner in a partnership, prepay, redeem or repurchase debt, grant negative pledges, engage in speculative transactions or change its accounting policies or reporting practices.

Further, the provisions of the First Lien Facility and the Second Lien Facility restrict the ability of NTELOS Inc. to declare dividends and make other distributions to its shareholders. NTELOS Inc. is permitted to declare and pay dividends payable to holders of its common stock at any time, but it may only declare and pay cash dividends in an amount up to $40 million and for so long as the leverage ratio does not exceed 3.0x and certain other conditions are satisfied.

In addition, NTELOS Inc. was required pursuant to the First Lien Facility to obtain interest rate protection for a notional amount equal to no less than $312.5 million for a period of at least three years.

The First Lien Facility and the Second Lien Facility each contain customary events of default, including non-payment, breaches of affirmative and negative covenants, making materially incorrect representations and warranties, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, monetary judgment defaults, ERISA defaults and change in control.

10% Notes

In connection with our acquisition of NTELOS Inc. on May 2, 2005, we issued $5,755,000 aggregate principal amount of notes due 2010, or the 10% Notes. The 10% Notes bear interest at 10% per year, payable quarterly, and mature on May 2, 2010. Any interest that is unpaid on the last day of a calendar quarter will accrue additional interest at the rate of 10% per year.

The 10% Notes must be prepaid in whole or in part without premium or penalty upon receipt of cash in connection with an anticipated tax refund to be received by us and proceeds from the sale of certain identified assets. The 10% Notes may be prepaid in whole or in part without premium or penalty at any time. Any optional prepayment shall be made on a pro rata basis to all of the holders of the 10% Notes.

The holders of the 10% Notes representing 51% or more of the principal amount of outstanding 10% Notes, may elect at any time, on behalf of all of the noteholders, for any or all of the outstanding and unpaid principal and unpaid interest, to be converted into fully paid and nonassessable shares of our Class L common stock, at a conversion price equal to $11.00 (subject to adjustment in the event of a stock split, reverse stock split, reclassification or stock dividend).

Floating Rate Senior Notes

On October 17, 2005 we issued $135 million in aggregate principal amount of Floating Rate Senior Notes due 2013, which we refer to as the Floating Rate Notes, with net cash proceeds to us of $133.7 million before expenses and after discounts to the initial purchasers. The Floating Rate Notes are our general unsecured obligations and rank equally with all of our existing and future unsecured senior indebtedness. The Floating Rate Notes rank senior to all of our existing and future subordinated indebtedness. The Floating Rate Notes are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the collateral securing such indebtedness, and to all existing and future indebtedness and other liabilities of our subsidiaries. The Floating Rate Notes are not guaranteed by any of our subsidiaries. The notes are effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries, including NTELOS Inc.’s the senior secured credit facilities. The Floating Rate Notes mature on October 15, 2013.

The Floating Rate Notes bear interest at a rate per annum, reset quarterly, equal to (i) three-month LIBOR plus 8.75% for the period from October 17, 2005 to October 14, 2006 (the “Base Rate”); (ii) Base Rate plus 1.5% for the period from October 15, 2006 to October 14, 2007; and (iii) Base Rate plus 2.5% from October 15, 2007 and thereafter, in each case, as determined by an agent appointed us to calculate LIBOR for purposes of the indenture governing the Floating Rate Notes, which shall initially be the trustee. Interest on the Floating Rate Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on January 15, 2006. On and prior to October 15, 2009, we will have the option to pay interest through the issuance of additional Floating Rate Notes in a principal amount equal to such interest amount or in cash. At any time we may also make an election to pay interest in cash, after which all payments of interest must be made in cash. Any additional Floating Rate Notes will be identical to the originally issued Floating Rate Notes, except that interest will begin to accrue from the date they are issued rather than the original issue date. After October 15, 2009, interest will be payable only in cash.

On or after April 15, 2006, we may redeem all or a part of the Floating Rate Notes upon not less than 10 nor more that 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the Floating Rate Notes redeemed to the applicable redemption date, if redeemed during the periods indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
April 15, 2006 through April 14, 2007	100.000%
April 15, 2007 through April 14, 2008	102.000%
April 15, 2008 through April 14, 2009	101.000%
April 15, 2009 and thereafter	100.000%

Following consummation of this offering, we intend to repay the Floating Rate Notes plus accrued and unpaid interest on April 15, 2006

The Floating Rate Notes contain a number of significant restrictions and covenants that limit our ability to, among other things: (i) incur more debt; (ii) pay dividends and make distributions; (iii) make certain investments; (iv) repurchase stock; (v) create liens; (vi) enter into transactions with affiliates; (vii) engage in mergers or consolidations; and (vii) sell or transfer assets.

DESCRIPTION OF CAPITAL STOCK

General Matters

Our authorized capital stock currently consists of 1,000,000 shares of Class A common stock, par value $0.01 per share, 14,000,000 shares of Class L common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value of $0.01 per share. As of                     , 2005, there were              shares of Class A common stock,              shares of Class L common stock and no shares of preferred stock issued and outstanding.

Prior to the completion of this offering, we will amend and restate our certificate of incorporation to provide that our authorized capital stock will consist of (i)              shares of common stock, par value $.01 per share, (ii)              shares of Class B common stock, par value $.01 per share, and (iii)              shares of preferred stock, par value $.01 per share. Pursuant to our restated certificate of incorporation, all currently outstanding shares of our Class A common stock and Class L common stock will be converted into shares of Class B common stock. Immediately following the completion of this offering, there are expected to be              shares of common stock,              shares of Class B common stock, and no shares of preferred stock outstanding.

All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. This discussion set forth below describes the most important terms of our capital stock, restated certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, and to the applicable provisions of the Delaware General Corporation law.

Common Stock

Set forth below is a brief discussion of the principal terms of our common stock and Class B common stock:

Dividend Rights

Holders of our Class B common stock are entitled to receive ratably cash dividends or distributions of $30 million in the aggregate, if as and when declared by our board of directors out of funds legally available for that purpose. We refer to this distribution preference herein as the special Class B distribution preference. No dividends may be paid on our common stock until payment in full of the special Class B distribution preference. If the underwriters exercise their over-allotment option to purchase up to an aggregate of              additional shares of our common stock, subject to the availability of funds legally available therefor, we expect our board of directors to declare a dividend on our Class B common stock during the first six months of fiscal year 2006 up to the entire special Class B distribution preference. We would pay up to $30 million of dividends on the Class B common stock out of the available proceeds from the sale of our common stock pursuant to the over-allotment option.

Except for the special Class B distribution preference, shares of our common stock and shares of our Class B common stock will have the same dividend rights. Holders of our common stock and our Class B common stock are entitled to receive ratably dividends, if as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of the special Class B distribution preference and any dividends required to be paid on outstanding preferred stock, if any. The terms of our indenture governing our floating rate senior notes impose restrictions on our ability to declare dividends on our capital stock.

Voting Rights

Each outstanding share of our common stock and our Class B common stock will be entitled to one vote on all matters submitted to a vote of holders of our common stock and our Class B common stock. The holders of our common stock and our Class B common stock will vote as a single class on all matters with respect to which the holders of common stock or Class B common stock are entitled to vote, except as otherwise required by law and except that, in addition to any other vote of stockholders required by law, the approval of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is also required to approve any amendment to our restated certificate of incorporation, whether by merger, consolidation or otherwise by operation of law, which would adversely affect the rights of the Class B common stock. The holders of common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Preemptive or Similar Rights

Our common stock and our Class B common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up, the holders of our common stock and our Class B common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding and the rights of the holders of our Class B common stock to receive any unpaid special Class B distribution preference.

Conversion Rights

Our Class B common stock may be converted into an equal number of shares of common stock at any time at the option of the holder. Our common stock has no conversion rights.

Nasdaq Listing

We intend to apply to include the common stock for trading on The Nasdaq National Market under the symbol “NTLS.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

We have entered into a registration rights agreement pursuant to which we have agreed to register shares of our common stock received by certain of our stockholders prior to this offering. For a description of our obligations under this agreement, see “Certain Relationships and Related Transactions—Shareholders Agreement.”

Anti-takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors, including:

Advance Notice Procedures

Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

                                                  will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Upon completion of this offering there will be              shares of common stock outstanding and                      shares of Class B common stock outstanding, excluding approximately              million shares of common stock underlying outstanding stock options and rights. Of these shares,              shares of common stock expected to be sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Of the remaining              shares of common stock and Class B common stock outstanding,              shares of common stock and Class B common stock held by our executive officers, directors and current stockholders will be subject to the lock-up arrangements described below. These shares will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

Lock-Up Agreements: Restrictions on Transfer

In connection with this offering, we, our executive officers, directors and stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock (including Class B common stock) without the prior written consent of Lehman Brothers and Bear Stearns. This 180-day period is subject to extension as described under “Underwriting.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares of our common stock after the closing of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 also are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under paragraph (k) of Rule 144, a person who is not our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares of any class of securities proposed to be sold for at least two years is entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares of common stock from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 90 days after we become subject to the reporting requirements of the Exchange Act. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

Beginning 180 days after the date of this offering, holders of approximately              restricted shares of our common stock and Class B common stock will be entitled to registration rights described above. For more detailed information regarding these registration rights, see “Certain Relationships and Related Transactions—Shareholders Agreement.” Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates,” as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

CERTAIN UNITED STATES TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of our common stock other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state, local or foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle, “hedge” or “conversion transaction;” or

•	a Non-U.S. Holder that does not hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).

The following discussion is based on provisions of the Internal Revenue Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in the shares of our common stock on which the distribution is made. To the extent a distribution exceeds both our current and accumulated earnings and profits and the non-U.S. Holder’s adjusted basis in that common stock, the distribution will constitute gain on the common stock. See “—Gain on Disposition of Common Stock.” Except as described below, the dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or (if specified by an applicable income tax treaty) are attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. In general, Non-U.S. Holders must provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. Applicable Treasury regulations provide alternative methods for satisfying this requirement. Under these Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and an appropriate certification by each beneficial owner or partner. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or exclusion from withholding under an income tax treaty, but did not timely provide required certifications or satisfy other requirements, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

A Non-U.S. Holder that is an individual will be subject to tax on gain that is U.S. trade or business income under regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation will be subject to tax on gain that is U.S. trade or business income under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as specified by an applicable income tax treaty. A Non-U.S. Holder that is an individual described in the second bullet above will be subject to a flat 30% tax on gain derived from the disposition of our common stock, which may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States).

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “Unites States real property interests” equals or exceeds 50% of the sum of the fair market value of all its real property interests plus its other assets used or held for use in a trade or business. We believe we are not and are not likely to become a United States real property holding corporation. If we are or were to become one, the tax relating to stock in a “United States real property holding corporation” generally will not apply to a Non-U.S. Holder that beneficially owns, at all times during the applicable five-year or shorter period, no more than 5% of our common stock, provided that our common stock is regularly traded on an established securities market.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We (or a paying agent) must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available under the provisions of an applicable treaty to the tax authorities in the country in which the Non-U.S. Holder is a resident.

U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, as such, to a Non-U.S. Holder if the holder has provided the required certification that the holder is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not exempt from backup withholding tax.

Proceeds from the disposition of shares of common stock paid to or through the U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption. Payments of the proceeds from a disposition effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as representatives, has severally agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Underwriters	Number of shares
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriter. The underwriting discount is the difference between the initial price to the public and the amount the underwriters pay to purchase the shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares. The underwriting discounts and commissions equal         % of the public offering price.

	No exercise	Full exercise
Per share	$	$
Total

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             million. We will pay such expenses.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to an aggregate of              additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement.

To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and holders of more than   % of our outstanding stock have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Bear, Stearns & Co. Inc., we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus other than permitted transfers.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Offering Price Determination

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	estimates of our business potential and earnings prospects;

•	our historical performance and capital structure;

•	the history and prospects for the industry in which we compete;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Discretionary Shares

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed         % of the total number of shares of our common stock offered by them.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

The Nasdaq National Market

We have applied to list our shares of common stock for quotation on The Nasdaq National Market under the symbol “NTLS.”

Foreign Securities Laws Restrictions

Each underwriter has represented and agreed that:

•	it has neither offered nor sold and prior to the date six months after the date of issue of the common shares will neither offer nor sell any common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the common shares in circumstances in which section 21(1) of the FSMA does not apply to Transportation Technologies Industries, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

The shares are not and will not be offered in the Netherlands other than to (i) persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Foreign Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant

Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Relationships

Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking, lending and other financial advisory services for us, the Quadrangle Entities and the CVC Entities in the ordinary course of business for which they have received or would receive customary compensation.

In particular, Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., has acted as Syndication Agent, lender, Joint Lead Arranger and Joint Bookrunner under NTELOS Inc.’s senior secured credit facilities, and has received certain fees for its services.

Lehman Brothers also advised the Quadrangle Entities in its acquisition, along with the CVC Entities, of a controlling stake in NTELOS Inc. for which it received customary fees.

VALIDITY OF THE COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Hunton & Williams LLP. The underwriters are represented by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of NTELOS Holdings Corp. as of June 30, 2005 and for the period January 14, 2005 (inception) to June 30, 2005, and the consolidated financial statements of NTELOS Inc. and subsidiaries as of June 30, 2005 (Successor Company), December 31, 2004 (Predecessor Reorganized Company) and December 31, 2003 (Predecessor Reorganized Company), and for the period May 2, 2005 to June 30, 2005 (Successor Company), the period January 1, 2005 to May 1, 2005 (Predecessor Reorganized Company), the year ended December 31, 2004 (Predecessor Reorganized Company), the period September 10, 2003 to December 31, 2003 (Predecessor Reorganized Company), and the period January 1, 2003 to September 9, 2003 (Predecessor Company), have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. KPMG’s audit report covering NTELOS Inc. contains an explanatory paragraph that states, effective September 9, 2003, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Eastern District of Virginia. In connection with its reorganization, the Company applied fresh start accounting on September 9, 2003. The audit report contains an additional explanatory paragraph which refers to a change in accounting for asset retirement obligations in 2003.

The consolidated financial statements of NTELOS Inc. for the year ended December 31, 2002, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet website at http://www.sec.gov. After this offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

We have filed a registration statement on Form S-1 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements

NTELOS Holdings Corp.

Independent Auditors’ Report	F-2

Consolidated Balance Sheet as of June 30, 2005	F-3

Consolidated Statement of Operations for the period January 14, 2005 (inception) through June 30, 2005	F-5

Consolidated Statement of Cash Flows for the period January 14, 2005 (inception) through June 30, 2005	F-6

Consolidated Statement of Stockholders’ Equity for the period January 14, 2005 (inception) through June 30, 2005	F-7

Notes to Consolidated Financial Statements	F-8

NTELOS Inc.

Independent Auditors’ Reports	F-29

Consolidated Balance Sheets for the Successor Company as of June 30, 2005 and for the Predecessor Reorganized Company as of December 31, 2004 and 2003	F-31

Consolidated Statements of Operations for the Successor Company for the period May 2, 2005 through June 30, 2005, for the Predecessor Reorganized Company for the period January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and for the period September 10, 2003 to December 31, 2003 and for the Predecessor Company for the period January 1, 2003 to September 9, 2003 and for the year ended December 31, 2002

F-33

Consolidated Statements of Cash Flows for the Successor Company for the period May 2, 2005 through June 30, 2005, for the Predecessor Reorganized Company for the period January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and for the period September 10, 2003 to December 31, 2003 and for the Predecessor Company for the period January 1, 2003 to September 9, 2003 and for the year ended December 31, 2002

F-34

Consolidated Statements of Shareholder’s Equity (Deficit) for the Successor Company for the period May 2, 2005 through June 30, 2005, for the Predecessor Reorganized Company for the period January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and for the period September 10, 2003 to December 31, 2003 and for the Predecessor Company for the period January 1, 2003 to September 9, 2003 and for the year ended December 31, 2002

F-36

Notes to Consolidated Financial Statements	F-38

Unaudited Consolidated Financial Statements

NTELOS Holdings Corp.

Consolidated Balance Sheet as of September 30, 2005	F-82

Consolidated Statement of Operations for the three months ended September 30, 2005 and for the period January 14, 2005 (inception) through September 30, 2005	F-84

Consolidated Statement of Cash Flows for the period January 14, 2005 (inception) through September 30, 2005	F-85

Consolidated Statement of Stockholders’ Equity for the period January 14, 2005 (inception) through June 30, 2005 and for the quarter ended September 30, 2005	F-86

Notes to Consolidated Financial Statements	F-87

Report of Independent Registered Public Accounting Firm

The Board of Directors

NTELOS Holdings Corp.:

We have audited the accompanying consolidated balance sheet of NTELOS Holdings Corp. (the Company) as of June 30, 2005 and the related consolidated statements of operations, cash flows and stockholders’ equity for the period January 14, 2005 (inception) to June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTELOS Holdings Corp. as of June 30, 2005, and the results of their operations and their cash flows for the period January 14, 2005 (inception) to June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

October 6, 2005

Richmond, Virginia

NTELOS Holdings Corp.

Consolidated Balance Sheet

(In thousands)	June 30, 2005
Assets

Current Assets
Cash and cash equivalents	$19,989
Accounts receivable, net of allowance of $13,309	29,943
Inventories and supplies	4,492
Other receivables and deposits	3,493
Income tax receivable	5,555
Prepaid expenses and other	5,893

69,365

Securities and Investments	2,617

Property, Plant and Equipment
Land and buildings	33,537
Network plant and equipment	273,671
Furniture, fixtures and other equipment	28,523

Total in service	335,731
Under construction	16,880

352,611
Less accumulated depreciation	12,232

340,379

Other Assets
Goodwill	167,520
Franchise rights	32,000
Other intangibles, less accumulated amortization of $2,481	120,569
Radio spectrum licenses in service	121,992
Other radio spectrum licenses	1,356
Radio spectrum licenses not in service	8,033
Deferred charges	4,423

455,893

$868,254

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Balance Sheet

(In thousands)	June 30, 2005
Liabilities and Stockholders’ Equity

Current Liabilities
Current portion of long-term debt	$4,763
Convertible notes payable to Stockholders	5,755
Accounts payable	20,219
Advance billings and customer deposits	14,262
Accrued payroll	6,712
Accrued interest	623
Deferred revenue	340
Income tax payable	185
Other accrued taxes	3,232
Other accrued liabilities	5,482

61,573

Long-term Liabilities
Long-term debt	619,811
Other long-term liabilities:
Retirement benefits	32,423
Deferred income taxes	12,448
Deferred liabilities—interest rate swap	1,155
Long-term deferred liabilities	15,472

681,309

Minority Interests	408

Commitments and Contingencies

Stockholders’ Equity
Preferred Stock, par value $.01 per share, authorized 100 shares, none issued	—
Class L common stock, par value $.01 per share, authorized 14,000 shares; 11,364 shares issued and outstanding (liquidation value of $127,082)	124,999
Class A common stock, par value $.01 per share, authorized 1,000 shares, 735 shares issued and outstanding	735
Accumulated deficit	(770)

124,964

$868,254

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Statement of Operations

(In thousands)	January 14, 2005 (inception) through June 30, 2005
Operating Revenues
Wireless communications	$45,242
Wireline communications	17,834
Other communication services	124

63,200

Operating Expenses
Cost of wireless sales (exclusive of items shown separately below)	9,666
Maintenance and support	10,654
Depreciation and amortization	14,713
Accretion of asset retirement obligation	98
Customer operations	14,330
Corporate operations	4,643
Capital restructuring charges	120

54,224

Operating Income	8,976

Other Income (Expenses)
Equity share of net loss from NTELOS Inc.	(1,213)
Interest expense	(7,893)
Other income	125

(8,981)

(5)

Income Tax Expense	734

(739)

Minority Interests in Income of Subsidiaries	(31)

Net Loss	$(770)

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Statement of Cash Flows

January 14, 2005 (inception) through June 30, 2005
Cash flows from operating activities
Net loss	$(770)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	12,232
Amortization	2,481
Accretion	98
Retirement benefits and other	1,976
Equity share of net loss from NTELOS Inc.	1,213
Changes in assets and liabilities from operations, net of effect of acquisitions and dispositions:
Decrease in accounts receivable	2,878
Increase in inventories and supplies	(396)
Decrease in other current assets	473
Changes in income taxes	(37)
Decrease in accounts payable	(636)
Increase in other current liabilities	(6,903)
Retirement benefit payments	(1,164)

Net cash provided by operating activities	11,445

Cash flows from investing activities
Purchases of property, plant and equipment	(12,232)
Purchase of ownership interest in NTELOS Inc., net of cash acquired	(103,765)

Net cash used in investing activities	(115,997)

Cash flows from financing activities
Proceeds from sale of common stock	119,979
Proceeds from issuance of convertible notes	5,755
Scheduled repayments on long-term debt	(1,080)
Other	(113)

Net cash provided by financing activities	124,541

Increase in cash and cash equivalents	19,989
Cash and cash equivalents:
Beginning of period	—

End of period	$19,989

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Statement of Stockholders’ Equity

	Common Shares			Membership Interests— Project Holdings LLC	Class L	Class A	Accumulated Deficit	Total Stockholders’ Equity
(In thousands)	Common	Class L	Class A
Balance, January 14, 2005 (inception)
Sale of membership interests	100			$35,690	$—	$—	$—	$35,690
Conversion of membership interests of Project Holdings LLC to Class L shares in NTELOS Holdings Corp.	(100)	3,245		(35,690)	35,690			—
Issuance of Class L and Class A Common Stock		8,119	735		89,309	735		90,044
Comprehensive loss:
Net loss							(770)	(770)

Balance, June 30, 2005	—	11,364	735	$—	$124,999	$735	$(770)	$124,964

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements

Note 1.    Organization

NTELOS Holdings Corp. (hereafter referred to as “Holdings Corp.” or the “Company”) was incorporated on January 14, 2005 by Quadrangle Capital Partners LP and Citigroup Venture Capital Equity Partners, L.P. (collectively referred to as the “Buyers” or “Investors”) to acquire the stock of NTELOS, Inc. and its subsidiaries (collectively referred to as NTELOS Inc.). On January 18, 2005, Holdings Corp. entered into an agreement with NTELOS Inc. and certain of its shareholders (the “Transaction Agreement”) pursuant to which NTELOS Inc. would be acquired by Holdings Corp. at a price of $40.00 per share of common stock.

On February 24, 2005, Holdings Corp. purchased 24.9% of NTELOS Inc. common stock and stock warrants. On May 2, 2005, pursuant to the Transaction Agreement, the Company acquired all of NTELOS Inc.’s remaining common shares, warrants and vested options by means of a merger. As further discussed in Note 2, following completion of the merger transaction on May 2, 2005, NTELOS Inc. became a wholly owned subsidiary of Holdings Corp. Accordingly, the Company began consolidating the results of NTELOS Inc. into its financial statements on this date. From the date of its initial 24.9% investment in NTELOS Inc. to May 1, 2005, the Company accounted for the operating results of NTELOS Inc. under the equity method of accounting.

NTELOS Holdings Corp., through NTELOS Inc., is an integrated communications provider that provides a broad range of products and services to businesses, telecommunication carriers and residential customers in Virginia, West Virginia and surrounding states. The Company’s primary services are wireless digital personal communications services (“PCS”), local and long distance telephone services, broadband network services and high-speed broadband Internet access (such as DSL and wireless modem). NTELOS Holdings Corp. does not have any independent operations.

Note 2.    Acquisition

Holdings Corp. is accounting for the merger in accordance with the purchase method of accounting under the provisions of Statement of Financial Accounting Standards No 141, Business Combinations (“SFAS No. 141”). The combined purchase price of $125.7 million, inclusive of closing costs of $12.1 million, was financed through the issuance of $35.7 million of common stock in the initial closing (which was subsequently cancelled and replaced by approximately 3.2 million shares of Class L common stock), and an additional $89.3 million for Class L common stock (8.1 million shares) and the issuance of $.7 million in Class A common stock (.7 million shares) both of which were issued in the final closing. Pursuant to the terms of the Transaction Agreement, $25.0 million of cash of NTELOS Inc. was used as part of the consideration to purchase the remaining equity. In addition, the Company issued $5.8 million 10% Convertible Notes to the Investors and used these proceeds toward financing the acquisition (Note 11). Proceeds from a $5.6 million income tax receivable and $.2 million of expected proceeds from a pending asset sale must be used if and when collected to pay down these convertible notes.

The Company’s cost of acquiring NTELOS Inc. totaled $125.7 million and has been used to establish a new accounting basis for the Company’s consolidated assets and liabilities. Excluding $12.1 million used to pay transaction closing costs, these proceeds were used to purchase all of the equity of NTELOS Inc.

The Company considered a number of factors to determine the fair value of the Company at May 2, 2005. The Company valued all of its assets and liabilities except for current assets and liabilities related to operating activity and certain other items that have a readily determinable fair value. This work included the valuation of property, plant and equipment, identifiable intangible assets, long-term debt, favorable or unfavorable leases and other contractual obligations as of the merger date. The principal valuation techniques utilized a variety and combination of methods such as a market approach, cost approach and income approach. The valuations were

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

prepared based on a number of projections, assumptions, risk assessments, industry and economic tables and other factors. In accordance with the provisions of purchase accounting, the historical common stock and retained earnings were eliminated. The Company has not yet completed the allocation of the purchase accounting to the subsidiaries underlying the business segments, the completion of which may result in further purchase accounting refinements. The Company plans to complete the purchase price allocation on or before December 31, 2005.

The excess of purchase price over the estimated fair value of net assets acquired resulted in $169.2 million of goodwill. The allocation of purchase consideration was as follows:

Current assets	$65,653
Investments	2,609
Property, plant and equipment	340,519
Goodwill	169,248
Franchise rights	32,000
Definite-lived intangible assets	123,050
Radio spectrum license	131,244
Deferred charges	4,630

Total Assets	868,953
Current liabilities	50,381
Long-term debt	631,408
Other long-term liabilities	61,053
Minority interest	377

Net assets acquired at May 2, 2005	$125,734

In connection with the merger, NTELOS Inc. recorded approximately $28.3 million in liabilities, including legal, financial, and consulting costs, additional costs associated with accelerated payout of certain retirement obligations and retention obligations, $1.8 million of which remained unpaid at June 30, 2005. Of the total amount incurred, $15.5 million was recorded as capital and operational restructuring charges in the six month period ended June 30, 2005. In addition to this, $12.8 million relates to debt issuance costs of the new first and second lien term loans which was originally included in deferred charges but was eliminated on May 2, 2005 through purchase accounting (Note 6).

Also in connection with the merger and application of purchase accounting, the Company determined the fair value of the lease terms for all of its significant leasing arrangements which includes leases on retail locations, cell sites and certain other business office locations. Based on this, the Company recorded a $4.3 million favorable lease asset (included in the caption “deferred charges”) and $7.3 million unfavorable lease liability (included in the caption “Other long-term liabilities”). These assets and liabilities will be amortized to rent expense (included in the operating expense line item “maintenance and support”) over the lives of the underlying lease agreements.

The Company entered into advisory agreements with CVC Management LLC and Quadrangle Advisors LLC (the “Advisors”) whereby the Advisors will provide advisory and other services to the Company for a period of ten years for a combined annual advisory fee of $2.0 million. The Company recognized $.3 million of advisory fees as corporate operations expense from the merger date through June 30, 2005. Under certain conditions set forth in these agreements, the Company could terminate these agreements prior to their expiration. However, should that occur, the Company would be required to pay a termination fee equal to the present value of future scheduled payments.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 3.    Investment in NTELOS Inc.

Pursuant to the merger between Holding Corp. and NTELOS Inc. on May 2, 2005, the Company’s ownership in NTELOS Inc. increased from 24.9% (held from February 24, 2005 to May 1, 2005) to 100%. From February 24, 2005 through May 1, 2005 the Company accounted for its investment in NTELOS Inc. under the equity method of accounting. On May 2, 2005, the Company began consolidating NTELOS Inc.

Summarized financial information for NTELOS Inc. for the period February 24, 2005 through May 1, 2005 is contained in the following table:

Condensed Statement of Operations

(In thousands)	For the period February 24, 2005 through May 1, 2005
Operating Revenues
Wireless communications	$50,519
Wireline communications	19,385
Other communications services	170

70,074
Operating Expenses
Cost of wireless sales (exclusive of items shown separately below)	10,670
Maintenance and support	11,690
Depreciation and amortization	13,430
Gain on sale of assets	(3,487)
Accretion of asset retirement obligation	139
Customer operations	16,087
Corporate operations	4,261
Capital restructuring charges	10,991

63,781

Operating Income	6,293

Other Income (Expense)
Other income	197
Other expenses, principally interest, net	(8,821)

(2,331)

Income tax Expense	2,555
Minority Interest in Losses of Subsidiaries	(13)

Net Loss	$(4,873)

Company’s Share of Net Loss recorded as equity loss from NTELOS Inc.	$(1,213)

If the acquisition of NTELOS Inc. and its recapitalization described in Note 6 had occurred as of the beginning of each period, the unaudited pro forma operating revenues and net loss for the periods January 1, 2005 through June 30, 2005 would have been $188.9 million and $(1.6) million, respectively and for the year ended December 31, 2004 would have been $341.7 million and $(5.6) million, respectively.

Note 4.    Significant Accounting Policies

ACCOUNTING ESTIMATES:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

PRINCIPLES OF CONSOLIDATION:    As noted in Note 1 above, the Company purchased a 24.9% ownership interest in NTELOS Inc. and its subsidiaries on February 24, 2005 and purchased the remaining 75.1% ownership interest on May 2, 2005. The Company accounted for the results of operations for NTELOS Inc. from February 24 through May 1, 2005 using the equity method of accounting. For the period commencing on May 2, 2005, the Company consolidated the financial statements of NTELOS Inc. The consolidated financial statements include the accounts of the Company, NTELOS Inc. and all of its wholly-owned subsidiaries and those limited liability corporations where NTELOS Inc., as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION:    The Company recognizes revenue when services are rendered or when products are delivered, installed and functional, as applicable. Certain services of the Company require payment in advance of service performance. In such cases, the Company records a service liability at the time of billing and subsequently recognizes revenue over the service period.

With respect to the Company’s wireline and wireless businesses, the Company earns revenue by providing access to and usage of its networks. Local service and airtime revenues are recognized as services are provided. Wholesale revenues are earned by providing switched access and other switched and dedicated services, including wireless roamer management, to other carriers. Revenues for equipment sales are recognized at the point of sale. PCS handset equipment sold with service contracts are sold at prices below cost, based on the terms of service contract. The Company recognizes the entire cost of the handsets at the time of sale, rather than deferring such costs over the service contract period.

Nonrefundable PCS activation fees and the portion of the activation costs directly related to acquiring new customers (primarily activation costs and sales commissions) are deferred and recognized ratably over the estimated life of the customer relationship ranging from 12 to 24 months in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 101 as amended by Securities and Exchange Commission’s Staff Accounting Bulletin 104 (collectively referred to as “SAB No. 104” below). Similarly, in the rural local exchange carrier (“RLEC”) and competitive wireline segments, the Company charges nonrefundable activation fees for certain new service activations. Such activation fees and costs are deferred and recognized ratably over 5 years. Direct activation costs exceed activation revenues in all cases. The Company defers direct activation costs up to but not in excess of the related deferred revenue.

Effective July 1, 2003, NTELOS Inc. adopted Emerging Issues Task Force No. 00-21 (“EITF No. 00-21”), Accounting for Revenue Arrangements with Multiple Element Deliverables. The EITF guidance addresses how to account for arrangements that involve multiple deliverables, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units based on their relative fair values. The adoption of EITF No. 00-21 has required evaluation of each type of arrangement entered into by the Company for each type of sales transaction and each sales channel. The adoption of EITF No.00-21 has resulted in substantially all of the activation fee revenue generated from Company-owned retail stores and associated direct costs being recognized at the time the related wireless handset is sold and is classified as equipment revenue and cost of equipment, respectively. Upon adoption of EITF No. 00-21, previously deferred revenues and costs were amortized over the remaining estimated life of the subscriber relationship, not to exceed 24 months. Revenue and costs for activations at third party retail locations and related to the Company’s segments other than wireless continue to be deferred and amortized over the estimated lives as prescribed by SAB No. 104. The balance of deferred activation fees at June 30, 2005 was less than $.1 million.

CASH AND CASH EQUIVALENTS:    The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. At June 30, 2005, total cash equivalents, consisting of a business investment deposit account and other amounts on deposit, were $20.0 million.

TRADE ACCOUNTS RECEIVABLE:    The Company sells its services to residential and commercial end-users and to other communication carriers primarily in Virginia and West Virginia. The carrying amount of the Company’s trade accounts receivable approximates fair value. The Company has credit and collection policies to ensure collection of trade receivables and requires deposits on certain sales. The Company maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses with respect to trade receivables. Actual credit losses could differ from such estimates. The Company includes bad debt expense in customer operations expenses in the consolidated statement of operations. Bad debt expense for the consolidation period May 2 through June 30, 2005 was $1.4 million.

SECURITIES AND INVESTMENTS:    Investments held by the Company are typically required holdings purchased in connection with debt instruments or are acquired through settlement of a receivable. The Company’s current senior debt holdings prohibit speculative investment purchases. Management’s policy for investments is to determine the appropriate classification of securities at the date of purchase and continually thereafter. As of June 30, 2005, all investments are accounted for under the cost method as the Company does not have significant ownership in equity securities (aside from its 100% equity interest in NTELOS Inc.) and there is no ready market. Information regarding these and all other investments is reviewed continuously for evidence of impairment in value.

PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-LIVED ASSETS:    Long-lived assets include property and equipment, radio spectrum licenses, long-term deferred charges and intangible assets to be held and used. Long-lived assets, excluding intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the carrying value exceeds the estimated undiscounted cash flows, the impairment is measured as the excess of carrying value over the estimated fair value.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Buildings are depreciated over a 50-year life and leasehold improvements, which are categorized with land and building, are depreciated over the shorter of the estimated useful lives or the remaining lease terms. Network plant and equipment are depreciated over various lives from 4 to 40 years, with an average life of approximately 13 years. Furniture, fixtures and other equipment are depreciated over various lives from 5 to 18 years.

Goodwill, franchise rights and radio spectrum licenses are considered indefinite lived intangible assets. Indefinite lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company assesses the recoverability of indefinite lived assets annually on October 1 and whenever adverse events or changes in circumstances indicate that impairment may have occurred. At June 30, 2005, no impairment indicators existed that would trigger impairment testing prior to the scheduled annual testing date of October 1.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Intangibles with a finite life are classified as other intangibles on the consolidated balance sheets. At June 30, 2005, other intangibles were comprised of the following:

($’s in thousands)	Estimated Life	Fair Value at May 2, 2005	Amortization for the period May 2 through June 30, 2005	Net Book Value at June 30, 2005
Customer relationships	3 to 15 yrs.	$113,400	$2,375	$111,025
Trademarks	15 yrs.	$9,650	$106	$9,544

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:    Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred if a reasonable estimate can be made. The associated retirement costs are capitalized and included as part of the carrying value of the long-lived asset and amortized over the useful life of the asset.

The Company reported accretion expense related to the asset retirement obligations for the period May 2, 2005 through June 30, 2005 of $.1 million.

The Company enters into long-term leasing arrangements primarily for tower sites and retail store locations in its wireless segment. Additionally, in its wireline operations, the Company enters into various facility co-location agreements and is subject to locality ordinances. In both cases, the Company constructs assets at these locations and, in accordance with the terms of many of these agreements, the Company is obligated to restore the premises to their original condition at the conclusion of the agreements, generally at the demand of the other party to these agreements. The Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset, depreciating it over the useful life of the related asset. The following table describes the changes to the Company’s asset retirement obligation liability, which is included in long-term deferred liabilities:

(In thousands)
Asset retirement obligation on the May 2, 2005 merger date	$7,341
Accretion of asset retirement obligations	98

Asset retirement obligation at June 30, 2005	$7,439

INVENTORIES AND SUPPLIES:    The Company’s inventories and supplies consist primarily of items held for resale such as PCS handsets, pagers, wireline business phones and accessories. The Company values its inventory at the lower of cost or market. Inventory cost is computed on a currently adjusted standard cost basis (which approximates actual cost on a first-in, first-out basis). Market value is determined by reviewing current replacement cost, marketability and obsolescence.

DEFERRED FINANCING COSTS:    Deferred financing costs are amortized using the straight-line method, which approximates the effective interest method, over a period equal to the term of the related debt instrument.

ADVERTISING COSTS:    The Company expenses advertising costs and marketing production costs as incurred.

PENSION BENEFITS:    NTELOS Inc. sponsors a non-contributory defined benefit pension plan covering all employees who meet eligibility requirements and were employed by NTELOS Inc. prior to October 1, 2003.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

The defined benefit pension plan was closed to NTELOS Inc. employees employed on or after October 1, 2003. Pension benefits vest after five years of service and are based on years of service and average final compensation subject to certain reductions if the employee retires before reaching age 65. NTELOS Inc.’s funding policy has been to contribute to the plan based on applicable regulatory requirements. Section 412 of the Internal Revenue Code and ERISA Section 302 establishes a minimum funding requirements for defined benefit pension plans whereby the funded current liability percentage must be at least 90% of the current liability in order to prevent noticing to members of an underfunded plan. Contributions are made to stay above this threshold and are intended to provide not only for benefits based on service to date, but also for those expected to be earned in the future.

The Company also sponsors a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. The Company’s policy is to contribute 60% of each participant’s annual contribution for contributions up to 6% of each participant’s annual compensation. Company contributions to this plan vest after three years of service.

RETIREMENT BENEFITS OTHER THAN PENSIONS:    NTELOS Inc. provides certain health care and life benefits for retired employees that meet eligibility requirements. Employees hired after January 1994 are not eligible for these benefits. The Company’s share of the estimated costs of benefits that will be paid after retirement is generally being accrued by charges to expense over the eligible employees’ service periods to the dates they are fully eligible for benefits.

INCOME TAXES:    Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

STOCK-BASED COMPENSATION:    The Company accounts for stock-based employee compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and follows the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and the revised disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123.

Had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company’s net loss would have been as follows (dollars in thousands):

January 14, 2005 (inception) through June 30, 2005
Net loss, as reported	$(770)
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	1

Net loss, pro forma	$(771)

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 0%; risk-free interest rate of 3.84%; an expected life of 5 years; and, a price volatility factor of 43.0%.

FAIR VALUE OF FINANCIAL INSTRUMENTS:    Statement of Financial Accounting Standard No. 107, Disclosure About Fair Value of Financial Instruments (“SFAS No. 107”), requires certain disclosures

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

regarding the fair value of financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost which approximates fair value because of the short-term maturity of these instruments. The fair values of other financial instruments are based on quoted market prices or discounted cash flows based on current market conditions.

Statement of Financial Accounting Standard No. 133, as amended by SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133 and 138”), requires all derivatives to be measured at fair value and recognized as either assets or liabilities on the Company’s balance sheet. Changes in the fair values of derivative instruments are recognized in either earnings or comprehensive income, depending on the designated use and effectiveness of the instruments (Note 9).

RECENT ACCOUNTING PRONOUNCEMENTS:    In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not anticipate that the implementation of FIN 47 will have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS No. 123R”). SFAS No. 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, compensation expense will be recognized over the remaining employee service period for the outstanding portion of any awards for which compensation expense had not been previously recognized or disclosed under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123R replaces SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and its related interpretations.

The Company is required to adopt SFAS No 123R no later than January 1, 2006. The Company does not believe that the effects of adoption will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Note 5.    Disclosures About Segments of an Enterprise and Related Information

The Company manages its business segments with separable management focus and infrastructures.

Wireless PCS:    The Company’s wireless PCS business carries digital phones and services, marketed in the retail and business-to-business channels throughout much of Virginia and West Virginia. The Company’s wireless PCS segment operates in three primary markets: Virginia East, Virginia West and West Virginia. The Virginia East market covers a populated area of 3.3 million people primarily in the Richmond and Hampton Roads areas of Virginia through Richmond 20MHz, LLC, a wholly owned subsidiary. The region was added in July 2000 from the PrimeCo VA acquisition. The Virginia West market currently serves a populated area of 2.2 million people in central and western Virginia primarily through the Virginia PCS Alliance, L.C. (“VA Alliance”), a 97% majority owned Limited Liability Company. The West Virginia market is served by West Virginia PCS Alliance, L.C. (“WV Alliance”), a wholly owned limited liability company, and currently serves a populated area of 1.6 million people primarily in West Virginia, but extending to parts of eastern Kentucky, southwestern Virginia and eastern Ohio. In addition to the markets indicated above, the Company has licenses, which are not currently active, that cover a populated area of 1.4 million people at June 30, 2005.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

In addition to the end-user customer business, the Company provides roaming services to other PCS providers and has a wholesale network access agreement with Sprint PCS, Inc. which NTELOS Inc. entered into in June 2004. Revenue from these wholesale service agreements was $10.0 million for the period May 2, 2005 through June 30, 2005.

RLEC:    The Company has two RLEC businesses subject to the regulations of the State Corporation Commission of Virginia. NTELOS Inc. has owned one of these for over 100 years and the other was added in early 2001 through a merger with R&B Communications, Inc. These businesses serve several areas in western Virginia, are fully integrated and are managed as one consolidated operation. Principal products offered by this segment are local wireline telephone service, which includes advanced calling features, network access, long distance toll and directory advertising.

Competitive wireline:    In addition to the RLEC services, the Company directly or indirectly owns 1,900 route miles of fiber optic network and provides transport services for long distance, Internet and private network services. Much of this network is located in regions that the Company sells products and services or provides connections for and between markets the Company serves. The Company’s network is connected and marketed through Valley Network Partnership (“ValleyNet”), a partnership of three nonaffiliated communications companies that have interconnected their networks to a nonswitched, fiber optic network. The ValleyNet network is connected to and marketed with other adjacent fiber networks creating a connected fiber optic network serving the ten state mid-Atlantic region, stretching from Pennsylvania to Florida north to south and west as far as Charleston, WV.

The Company also offers competitive local exchange carrier (“CLEC”) services. Through its wholly owned subsidiaries certified in Virginia, West Virginia and Tennessee, it currently provides CLEC service in 16 geographic markets. The Company has a facilities based strategy, offering broadband service applications such as Ethernet, PRI connections and competitive access utilizing its fiber network. Over 35% of the Company’s CLEC lines are completely on its network. Also within this segment, the Company provides Internet access services through a local presence in 57 markets in Virginia, West Virginia, Tennessee and North Carolina. Through internal growth and acquisition, the Company significantly expanded its Internet Service Provider (“ISP”) business and customer base during the period 1998 through 2002. The Company’s focus with internet has shifted to concentrate efforts on broadband service offerings. Dedicated high-speed access, Digital Subscriber Line (“DSL”) and portable broadband are the primary broadband products.

These operations are a single segment due to the interdependence of network and other assets and functional support. In addition, many of the services within these product offerings are or can be either data or voice or both. The distinction lies in the transport medium and protocol, with the actual service received by the customer being essentially the same. Based on this evolution of these products, these products are now managed as one consolidated operation.

Other:    Other communications services ( “Other”) includes certain unallocated corporate related items, as well as results from the Company’s paging and other communication services businesses, which are not considered separate reportable segments. Total unallocated corporate operating expenses were $.8 million for the period May 2, 2005 through June 30, 2005.

The Company has one customer that accounted for 18% of its revenue. Revenue from this customer was primarily derived from a wireless PCS wholesale contract and RLEC and competitive wireline segments’ network access.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Summarized financial information for the Company’s reportable segments is shown in the following table. On the Statement of Operations, the wireless communications revenue caption is exclusively comprised of the wireless PCS segment and the wireline communications revenue captions is comprised of the RLEC and the competitive wireline segments.

(in thousands) As of June 30, 2005 and for the period May 2, 2005 through June 30, 2005	Wireless PCS	RLEC	Competitive Wireline	Other	Total
Operating Revenues	$45,242	$9,195	$8,639	$124	$63,200
Operating Income (Loss)	4,287	4,395	1,321	(1,027)	8,976
Depreciation & Amortization	10,265	2,549	1,847	52	14,713
Accretion of Asset Retirement Obligation	119	—	—	(21)	98
Capital Restructuring Charges				120	120

Total Segment Assets	487,467	204,163	97,618	1,383	790,631
Corporate Assets					77,623

Total Assets					$868,254

Note:	The table above includes the period May 2, 2005 through June 30, 2005 only as Holding Corp. consolidated NTELOS Inc. beginning May 2, 2005. Prior to this, the only activity on the Holding Corp. statement of operations was the 24.9% equity share of NTELOS Inc.’s results of operations.

Note 6.    Long-Term Debt

As of June 30, 2005 the Company’s outstanding long-term debt consisted of the following:

(In thousands)	June 30, 2005
First Lien Term Loan	$398,000
Second Lien Term Loan	225,000
Capital lease obligations	1,574

624,574

Less current portion	4,763

Long-Term Debt	$619,811

Long-term debt, excluding capital lease obligations

In connection with its acquisition of NTELOS Inc. on May 2, 2005, Holdings Corp. assumed approximately $625.7 million in debt including $624.0 million of Senior Secured Credit Facilities (the “Facilities”) and $1.7 million of capital lease obligations. As of June 30, 2005 the outstanding debt balance consisted of $623.0 million in the Facilities and $1.6 million in capital lease obligations.

The Facilities include (i) a $400 million, 6.5 year, first-lien term loan facility (the “First Lien Term Loan”), (ii) a $35 million, 5-year, revolving credit facility (the “Revolving Credit Facility”), and (iii) a $225 million, 7 year, second-lien term loan facility (the “Second Lien Term Loan”). NTELOS Inc. entered into the Facilities on February 24, 2005 and borrowed $625 million under the First and Second Term Loans on that date. The proceeds from the borrowing were used to pay off a majority of NTELOS Inc.’s existing debt and the existing interest rate swap agreements for an aggregate disbursement of approximately $183 million.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

The First Lien Term Loan matures in 6.5 years, with quarterly repayments of $1 million for the initial 5.5 years, with the remainder due in equal quarterly payments over the year prior to maturity. The Revolving Credit Facility provides for borrowings up to $35 million for five years and is payable in full at maturity. The Second Lien Term Loan matures in 7 years and is payable in full at maturity. The First Lien Term Loan bears interest at rates 2.5% above the Eurodollar rate or 1.5% above the Federal Funds rate, with a 25 basis point reduction in each of these rates when the Company’s leverage ratio is equal to or less than 4.0:1.0, as defined in the agreement. The Second Lien Term Loan bears interest at rates 5.0% above the Eurodollar rate or 4.0% above the Federal Funds rate. Interest on the First and Second Lien Term Loans is due and payable monthly. The First Lien Term Loan and Revolving Credit Facility are secured by a first priority pledge of substantially all property and assets of the Company and all material subsidiaries, as guarantors, excluding the regulated RLEC companies. The Second Lien Term Loan is secured by a second priority interest in all collateral pledged to the First Lien Term Loan and Revolving Credit Facility. The First Lien Term Loan contains various restrictions and conditions including covenants relating to leverage and interest coverage ratio requirements and a limitation on future capital expenditures by NTELOS Inc. and its subsidiaries and dividends by NTELOS Inc. to the Company. The Second Lien Term Loan contains various restrictions and conditions including customary incurrence based covenants. The Second Lien Term Loan contains a 2% prepayment premium prior to its first anniversary date and a 1% prepayment premium prior to its second anniversary date.

In connection with the transactions described above, NTELOS Inc. deferred debt issuance costs of approximately $12.8 million which were being amortized to interest expense over the life of the Facilities. Amortization of these costs for the February 24 through May 1, 2005 (accounted for by the Company under the equity method of accounting) was $.4 million. At May 2, 2005, the Company had a $12.4 million unamortized balance of debt financing costs related to the First Lien Term Loan and the Second Lien Term Loan. Through purchase accounting, the deferred financing fees were considered in determining the fair value of the debt and thus this balance was eliminated.

The Company’s blended interest rate on its long-term debt as of June 30, 2005 is 6.8%.

The aggregate maturities of long-term debt outstanding at June 30, 2005, excluding capital lease obligations, based on the contractual terms of the instruments are $4.0 million per year from 2005 through 2009, $97.3 million in 2010 and $507.7 million thereafter.

Capital lease obligations

In addition to the long-term debt discussed above, Holdings Corp. assumed debt for certain equipment capital leases entered into in 2000 by NTELOS Inc., all of which mature in 2005. At June 30, 2005, the net present value of these future minimum lease payments was $.4 million. The Company also enters into capital leases on vehicles used in its operations with lease terms of 4 to 5 years. At June 30, 2005, the net present value of these future minimum lease payments is $1.2 million which is net of the amounts representing interest of $.1 million. As of June 30, 2005 the principal portion of these obligations are as follows: $.2 million in the remainder of 2005, $.4 million in 2006, $.2 million in 2007 and less than $.1 million thereafter.

Note 7.    Convertible Notes Payable to Stockholders

The Company issued 10% convertible notes to certain of its stockholders on May 2, 2005, the proceeds of which were used toward financing the acquisition (Note 2). The notes were issued at face value, accrue interest quarterly at a rate of 10% per annum and are due in five years. Principal or accrued interest shall not be made during the term of the note unless such payment is paid on a pro rata basis to all noteholders. The notes must be prepaid in whole or in part without premium or penalty upon receipt of cash from the $5.6 million income tax receivable or $.2 million of expected proceeds from a pending asset sale. Additionally, other optional

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

prepayments may be made at any time without premium or penalty. This note is convertible to Class L Common Shares at the option of a majority of the noteholders at any time on or after the date of issuance at a conversion price equal to $11.00 per share. The Company has classified the Convertible Notes as current given the anticipated collection within the next twelve months of the income tax receivable of $5.6 million, which is classified as a current asset.

Note 8.    Supplementary Disclosures of Cash Flow Information

The following information is presented as supplementary disclosures for the consolidated statements of cash flows for the periods indicated below.

(In thousands)	May 2, 2005 through June 30, 2005
Cash payments for:
Interest	$9,707
Income taxes, net of refunds received	$306
Pension and other retirement plan contributions and distributions	$1,164

Note that the Company accounted for the operating results of NTELOS Inc. within these financial statements under the equity method of accounting for the period prior to the May 2, 2005 merger closing, afterwhich the Company owned 100% of NTELOS Inc. and consolidated NTELOS Inc. into the Company’s financial statements.

Within the cash payments for interest amounts in the above table, $.8 million relate to interest paid on the interest rate swap agreements for the period May 2 through June 30, 2005.

Pursuant to the Transaction Agreement, NTELOS Inc. was required to move proceeds from the sale of certain assets into a segregated account and disbursed these funds on the May 2, 2005 merger closing date as part of the consideration used to purchase the remaining security interest not owned by the Buyers. The amount paid to the former NTELOS Inc. shareholders from this account was $25.0 million.

Note 9.    Financial Instruments

The Company is exposed to market risks with respect to certain of the financial instruments that it holds. The following is a summary by balance sheet category:

Cash and Short Term Investments

The carrying amount approximates fair value because of the short-term maturity of those instruments.

Long Term Investments

At June 30, 2005, the Company’s principal investment security was $2.5 million of C stock holdings in the Rural Telephone Bank (“RTB”). In connection with the Company’s application of purchase accounting, this asset was valued based on discounted cash flow of anticipated future dividends based on historical trends of RTB dividend payments to the class C stock. All of the investments carried under the cost method at June 30, 2005 are high quality instruments. For all periods prior to June 30, 2005, a reasonable estimate of fair value could not be made without incurring excessive costs investments with no quoted market prices. Additional information regarding the Company’s investments is included in Note 10.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Interest Rate Swaps

NTELOS Inc. entered into a new interest rate swap agreement with a notional amount of $312.5 million in order to manage its exposure to interest rate movements by effectively converting a portion of its long-term debt from variable to fixed rates. This swap agreement has maturities up to three years and involves the exchange of fixed rate payments for variable rate payments without the effect of leverage and without the exchange of the underlying face amount. Fixed interest rate payments are at a per annum rate of 4.1066%. Variable rate payments are based on three month US dollar LIBOR. The weighted average LIBOR rate applicable to this agreement was 3.21% on the May 2, 2005 merger transaction closing date and 3.52% on June 30, 2005. The notional amounts do not represent amounts exchanged by the parties, and thus are not a measure of exposure to the Company. The amounts exchanged are based on the notional amounts and other terms of the swaps.

On May 2, 2005, the swap agreement had a fair value of $.7 million and on June 30, 2005, the fair value was $1.2 million. The Company did not designate this swap as a cash flow hedge for accounting purposes and therefore recorded the changes in market value of the swap agreement as charges to interest expense for the applicable periods.

The fair value of the interest rate swap agreement is based on a dealer quote. Neither the Company nor the counterparties, which are prominent banking institutions, are required to collateralize their respective obligations under these swaps. The Company is exposed to loss if the counterparty defaults. At June 30, 2005, the Company had no exposure to credit loss on interest rate swaps.

The Company does not believe that any reasonably likely change in interest rates would have a material adverse effect on the financial position, the results of operations or cash flows of the Company. All interest rate swaps are reviewed with and, when necessary, are approved by the Company’s Board of Directors.

Debt Instruments

On June 30, 2005, the Company’s first and second lien term loans totaled $623.0 million. Of this amount, $310.5 million was not subject to the new swap agreement. Therefore, the Company had variable rate exposure related to this amount. As indicated in the table below, the Company believes the face value of the senior debt approximates its fair value.

The following table indicates the difference between face amount, carrying amount and fair value of the Company’s financial instruments at June 30, 2005.

Financial Instruments (In thousands)	Face amount			Carrying amount	Fair value
June 30, 2005
Nonderivatives:
Financial assets:
Cash and short-term investments		$19,989		$19,989	$19,989
Long-term investments for which it is:
Practicable to estimate fair value	$	N/A		$2,500	$2,500
Not practicable to estimate fair value		N/A		117	117
Financial liabilities:
Non-marketable long-term debt		$624,574		$624,574	$624,574
Derivatives relating to debt:
Interest rate swaps		$312,500	*	$1,155	$1,155

*	Notional amount

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 10.    Securities and Investments

The Company’s principal investment at June 30, 2005 is $2.5 million of class C stock holdings in the RTB. This was a required investment for NTELOS Inc. related to the 5.0% to 6.05% notes payable NTELOS Inc. held with RTB. This debt was paid in full on February 24, 2005. On March 1, 2005, NTELOS Inc. converted approximately 44% of its original restricted, non-dividend paying class B stock investment into the dividend paying class C stock investment. On July 31, 2005, substantially all of the remaining 56% of the class B stock was converted into class C stock. In connection with the Company’s application of purchase accounting, this asset was valued based on discounted cash flow of anticipated future dividends based on historical trends for RTB dividend payments to the class C stock. The Company determined this to be the most appropriate method of valuing this investment due to the relative illiquid nature of the investment.

Note 11.    Stockholders’ Equity

The Company’s authorized capital consists of preferred stock and two classes of common stock—Class L and Class A. As of June 30, 2005, the following preferred and common stock were authorized and outstanding:

(In thousands)	Shares Authorized	Shares Outstanding
Preferred Stock	100	—
Class A Common Stock	1,000	735
Class L Common Stock	14,000	11,364

The shares of Class A common stock were purchased by employees of the Company on the May 2, 2005 merger date. The shares were purchased at a price of $1 per share and vest one-forth annually over four years. The Company estimated the fair value of this stock to be $1 per share. Since the issuance price was determined to be equal to the fair market value of the shares, the Company recorded no compensation expense in the period ended June 30, 2005 for this stock issuance.

Upon termination of an employee, the Company and/or, if approved by the Board of Directors, the holders of Class L shares have the right and option to repurchase within 90 days of the termination date (on a pro-rata basis) the unvested portion of the employees’ Class A shares at adjusted cost price (as defined in the Shareholders Agreement) and the vested portion at fair market value.

Except as described below, all shares of each class of common stock are identical and entitle the holders thereof to the same rights and privileges.

Any distributions, except for the repurchase of any stock held by an employee of the Company, are first made to the holders of Class L shares equal to the aggregate unpaid yield plus the original cost of the shares, less any previous distributions representing a return of capital. The unpaid yield (totaling approximately $2.1 million at June 30, 2005) is at a rate of 10% per annum, calculated quarterly, based upon an adjusted original cost of $11 per share, less any distributions representing a return of capital, plus the accumulated unpaid yield for all prior quarters.

The holders of Class L and Class A common shares have the general right to vote for all purposes as provided by law. Each holder of Class L and Class A common shares is entitled to one vote for each share held.

The original investments made by the Investors on February 24, 2005 totaling $35.7 million were made to the limited liability corporation “Project Holdings LLC” in the form of membership interests. On April 27, 2005, NTELOS Holdings Corp. was formed with Projects Holdings LLC being converted to Holdings Corp. and the former membership interest being converted to Class L Common Stock of Holdings Corp.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 12.    Income Taxes

The components of income tax expense are as follows for the period indicated below:

(In thousands)	January 14, 2005 through June 30, 2005
Current tax expense (benefit):
Federal	$—
State	190

190

Deferred tax expense (benefit):
Federal	460
State	84

544

$734

Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows:

(In thousands)	January 14, 2005 through June 30, 2005
Computed tax expense at statutory rate of 35%	$(13)
Nontaxable equity loss	425
Nondeductible charges	45
State income taxes, net of federal income tax benefit	178
Other	99

$734

Net deferred income tax assets and liabilities consist of the following components at June 30:

(In thousands)	2005
Deferred income tax assets:
Retirement benefits other than pension	$3,892
Pension	6,931
Net operating loss	47,478
Licenses	33,486
Debt Issuance and discount	4,966
Interest Rate Swap	449
Accrued expenses	3,548
Other	1,674

Gross deferred tax assets	102,424
Valuation allowance	(16,428)

Net deferred tax assets	85,996

Deferred income tax liabilities:
Property and equipment	40,103
Intangibles	57,668
Investments	673

98,444

Net deferred income tax liabilities	$12,448

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company has available net operating losses (“NOL’s”) of approximately $232.5 million, of which approximately $153.2 million (as adjusted for realized built-in losses occurring post-confirmation of NTELOS Inc.) originated from the NTELOS Inc. subsidiary group and existed at emergence from its bankruptcy. These NOL’s, and the adjustments related to realized built-in losses, are subject to an annual utilization limitation of approximately $9.2 million. Subsequent to NTELOS Inc.’s emergence from bankruptcy and through May 2, 2005, the NTELOS Inc. subsidiary group incurred additional NOL’s of approximately $84.9 million. These NOL’s, in addition to amounts which are subject to the first limitation, are subject to an annual limitation of $1.6 million (prior to adjustment for realized built-in gains occurring after the merger). Due to the limited carryforward life of NOL’s and the amount of the annual limitation, it is unlikely that we will be able to realize in excess of $43 million of NOL’s existing prior to our emergence from bankruptcy. However, the NOL’s that accumulated since our emergence are expected to be realized due to the anticipation of recognizing certain built-in gains in future periods.

The NTELOS Inc. subsidiary group filed amended returns during 2004 to carryback other available NOL’s totaling approximately $17.8 million. These amended returns were filed following the conclusion of a federal tax examination. This examination was settled as a no change audit report for the years 1998 and 1999.

SFAS No. 109 establishes guidelines for companies that realize the benefits of an acquired enterprise’s deferred tax assets in future periods. These provisions require that any subsequent reduction in a deferred tax asset valuation allowance, as a result of realizing a benefit of pre-acquisition deferred tax assets, be first credited to goodwill, then credited to other non-current identifiable intangible assets and then, if these assets are reduced to zero, credited directly to expense. Goodwill of approximately $.5 million was reduced currently to reflect the expected benefit to be received from utilizing pre-acquisition NOL’s.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 13.    Pension Plans and Other Postretirement Benefits

NTELOS Holdings Corp. sponsors several qualified and nonqualified pension plans and other postretirement benefit plans (“OPEB’s”) for its employees. The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets and a statement of the funded status as of and for the period ended June 30, 2005, and the classification of amounts recognized in the consolidated balance sheets:

As of June 30, 2005 and for the period May 2, 2005 through June 30, 2005 (In thousands)	Defined Benefit Pension Plan	Other Postretirement Benefit Plan
Change in benefit obligations:
Benefit obligations, beginning	$45,082	$10,043
Service cost	455	25
Interest cost	412	92
Actuarial (gain) loss	22	183
Benefits paid	(333)	(62)

Benefit obligations, ending	$45,638	$10,281

Change in plan assets:
Fair value of plan assets, beginning	$26,046	$—
Actual return on plan assets	666	—
Employer contributions	—	62
Benefits paid	(333)	(62)

Fair value of plan assets, ending	$26,379	$—

Funded status:
Funded status	$(19,259)	$(10,281)
Unrecognized net actuarial gain (loss)	(288)	183

Accrued benefit cost	$(19,547)	$(10,098)

* Note:	The table above includes only the period May 2, 2005 through June 30, 2005 since Holding Corp. consolidated NTELOS Inc. beginning May 2, 2005. Prior to this, the only activity on the Holding Corp. statement of operations was the 24.9% equity share of NTELOS Inc.’s results of operations.

On the May 2, 2005 merger date, pursuant to the Company’s application of purchase accounting, the Company adjusted its pension and OPEB obligations to fair value. These obligations’ carrying values differ from their fair values due to the existence of unrecognized gains or losses and unamortized prior service costs. At May 2, 2005, the Company’s pension plans contained unrecognized net losses and unrecognized prior service costs of $8.4 million and $.4 million, respectively. Therefore, the Company’s adjustment to fair value increased the pension obligation by $8.8 million. Similarly, the OPEB obligation contained unrecognized net gains of $1.0 million at May 2, 2005. Therefore, the Company’s adjustment to fair value decreased the OPEB obligation by $1.0 million.

The accumulated benefit obligation of the Company’s nonqualified pension plan was approximately $2.7 million at June 30, 2005. The Company’s plans for postretirement benefits other than pensions have no plan assets and are closed to new participants.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

The following table provides the components of net periodic benefit cost for the plans:

(In thousands)	Defined Benefit Pension Plan	Other Postretirement Benefit Plan
Components of net periodic benefit cost:
Service cost	$455	$25
Interest cost	412	92
Expected return on plan assets	(355)	—

Net periodic benefit cost	$512	$117

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants. As noted above, in connection with purchase accounting, these elements of the Company’s accrued benefit costs were adjusted to zero on May 2, 2005.

The Company has multiple nonpension post employment benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually. The life insurance plans are also contributory. These obligations, along with all of the pension plans and other post retirement benefit plans, are NTELOS Inc. obligations assumed by the Company. Eligibility for the life insurance plan is restricted to active pension participants age 50-64 as of January 5, 1994. Neither plan is eligible to employees hired after January 1994. The accounting for the plans anticipates that the Company will maintain a consistent level of cost sharing for the benefits with the retirees.

The assumptions used in the measurements of the Company’s benefit obligations at June 30, 2005 are shown in the following table:

	Defined Benefit Pension Plan	Other Post Employment Benefit Plan
Discount rate	5.50%	5.50%
Rate of compensation increase	3.50%	—

The assumptions used in the measurements of the Company’s net cost for the Consolidated Statement of Operations fiscal period of May 2, 2005 through June 30, 2005:

	Defined Benefit Pension Plan	Other Post Employment Benefit Plan
Discount rate	5.50%	5.50%
Expected return on plan assets	8.75%	—
Rate of compensation increase	3.50%	—

The Company reviews the assumptions noted in the above table on an annual basis. These assumptions are reviewed annually or more frequently (such as the May 2, 2005 update) to reflect anticipated future changes in the underlying economic factors used to determine these assumptions. For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually each year to a rate of 5.0% for 2011 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect to the net periodic postretirement health care benefit cost of a 1% change on the medical trend rate per future year, while holding all other assumptions constant, would be $.8 million for a 1% increase and $.6 million for a 1% decrease.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

In December 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. Effective in 2006 there will be a new Medicare Part D benefit, which will make available prescription drug coverage to those over 65. Employers that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D are entitled to an annual subsidy from Medicare, which is equal to 28% of prescription drug costs between $250 and $5,000, for each Medicare-eligible retiree who does not join Part D. The Company and its actuaries have determined that the NTELOS Prescription Drug Plan is at least actuarially equivalent to Medicare Part D.

In accordance with FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, issued on May 19, 2004, NTELOS Inc. elected to reflect the effect of this law as of December 31, 2004. This gain was eliminated on May 2, 2005 through purchase accounting as noted above.

The Company’s weighted average expected long-term rate of return on pension assets was 8.75% and 9.0%, for the Successor Company period May 2, 2005 through June 30, 2005 and for the Predecessor Reorganized Company period January 1, 2005 through May 1, 2005, respectively. In developing these assumptions, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered its historical 10-year average return (at December 31, 2005 and May 2, 2005), which was in line with the expected long-term rate of return assumptions for the respective periods.

The weighted average actual asset allocations and weighted average target allocation ranges by asset category for the Company’s pension plan assets were as follows:

	Actual Allocation		Target Allocation
Asset Category	June 30, 2005	December 31, 2004
Equity securities	74%	75%	75%
Bond securities	26%	25%	25%

Total	100%	100%	100%

It is the Company’s policy to invest pension plan assets in a diversified portfolio consisting of an array of asset classes. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets are primarily invested in investment funds that invest in a broad mix of equities and bonds. The allocation between equity and bonds is reset quarterly to the target allocations. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

The Company expects to contribute $6.3 million to the pension plan in 2006.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount (in thousands)
July 1, 2005 through December 31, 2005	$960
2006	1,948
2007	1,922
2008	1,871
2009	1,943
2010	2,047
2011 – 2015	$12,660

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

The Company also sponsors a defined contribution 401(k) plan. The Company’s matching contributions to this plan were $.2 million for the period May 2, 2005 through June 30, 2005.

Note 14.    Stock Plans

On May 2, 2005, the Company adopted a stock option plan (the “Equity Incentive Plan”) offered to certain key employees. The maximum number of remaining shares of Class A Common Stock that may be issued either under the Equity Incentive Plan or as additional Class A Common Stock shares is 145,000. Stock options must be granted under the Equity Incentive Plan at not less than 100% of fair value at the date of grant and have a maximum life of ten years from the date of grant. Options and other awards under the Equity Incentive Plan may be exercised in compliance with such requirements as determined by a committee of the Board of Directors. At June 30, 2005, 120,075 options from the Equity Incentive Plan with an exercise price of $1.00 are outstanding. The options vest one-fourth annually, beginning one year after the grant date, subject to acceleration of one-fourth of the original option grant vesting on the closing of an initial public offering provided the option holder is still employed at such time.

A summary of the activity and status of the Equity Incentive Plan for the period ended June 30, 2005 is as follows:

	Period Ended June 30, 2005
Options	Shares	Weighted- Average Exercise Price
Outstanding at beginning of period	—	$—
Granted	120,075	1.00
Forfeited	—	—
Cancelled	—	—

Outstanding at end of period	120,075	$1.00

Exercisable at end of period	—	—

Weighted average fair value per option of options granted during the period	$0.43

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 0%; risk-free interest rate of 3.84%; expected life of 5 years; and, a price volatility factor of 43.0%.

Note 15.    Commitments and Contingencies

The Company is periodically involved in disputes and legal proceedings arising from normal business activities. In 2004, NTELOS Inc. accrued $1.9 million relating to certain operating tax issues. In addition, although NTELOS Inc. completed its Plan of Reorganization and emerged from its Chapter 11 proceedings in 2003, one dispute with respect to the amount of allowed claim owed by NTELOS Inc. to one of its creditors remains outstanding. While the outcome of this and other such matters are currently not determinable, management does not expect that the ultimate costs to resolve such matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows and adequate provision for any probable losses has been made in our consolidated financial statements.

The Company has several operating leases for administrative office space, retail space, tower space, channel rights and equipment, certain of which have renewal options. The leases for retail and tower space have initial lease periods of one to thirty years. These leases are associated with the operation of wireless digital PCS services primarily in Virginia and West Virginia. The leases for channel rights related to the Company’s MMDS spectrum, formerly used by the wireless cable operations and currently used to deliver a portable broadband Internet service, have initial terms of three to ten years. The equipment leases have an initial term of three years.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Rental expense for all operating leases was $3.2 million for the period May 2, 2005 through June 30, 2005. The total amount committed under these lease agreements at June 30, 2005 is: $8.8 million for the period July 1, 2005 through December 31, 2005, $15.9 million in 2006, $13.4 million in 2007, $12.0 million in 2008, $11.2 million in 2009, $6.3 million in 2010 and $12.3 million for the years thereafter.

Other than the commitments noted separately above, the Company has commitments for capital expenditures of approximately $15 million as of June 30, 2005, all of which are expected to be satisfied prior to December 31, 2005. In addition to this, the Company entered into a purchase agreement with Lucent Technologies in July 2005 which has a $11.7 million purchase commitment that must be satisfied by September 30, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors

NTELOS Inc.:

We have audited the accompanying consolidated balance sheet of NTELOS Inc. and subsidiaries (the Company) as of June 30, 2005 (Successor Company), December 31, 2004 (Predecessor Reorganized Company) and 2003 (Predecessor Reorganized Company), and the related consolidated statements of operations, cash flows, and shareholder’s equity (deficit) for the period May 2, 2005 to June 30, 2005 (Successor Company), the period January 1, 2005 to May 1, 2005 (Predecessor Reorganized Company), the year ended December 31, 2004 (Predecessor Reorganized Company), the period September 10, 2003 to December 31, 2003 (Predecessor Reorganized Company), and the period January 1, 2003 to September 9, 2003 (Predecessor Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTELOS Inc. and subsidiaries as of June 30, 2005 (Successor Company), December 31, 2004 (Predecessor Reorganized Company) and 2003 (Predecessor Reorganized Company), and the results of their operations and their cash flows for the period May 2, 2005 to June 30, 2005 (Successor Company), the period January 1, 2005 to May 1, 2005 (Predecessor Reorganized Company), the year ended December 31, 2004 (Predecessor Reorganized Company), the period September 10, 2003 to December 31, 2003 (Predecessor Reorganized Company), and the period January 1, 2003 to September 9, 2003 (Predecessor Company), in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 4 to the consolidated financial statements, effective September 9, 2003, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Eastern District of Virginia. In connection with its reorganization, the Company applied fresh start accounting on September 9, 2003.

As discussed in note 5 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2003.

/s/ KPMG LLP

October 6, 2005

Richmond, Virginia

Report of Independent Registered Public Accounting Firm

The Board of Directors and

Shareholders of NTELOS Inc.

We have audited the accompanying consolidated statements of operations, shareholders’ equity (deficit), and cash flows of NTELOS Inc. and Subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations, shareholders’ equity (deficit), and cash flows of NTELOS Inc. and Subsidiaries for the year ended December 31, 2002, in conformity with U.S., generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company incurred recurring operating losses and had a working capital deficit at December 31, 2002. In addition, on March 4, 2003, the Company filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s actions in regard to these matters are also described in Note 1 and 4. The 2002 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may have resulted from the outcome of this uncertainty.

As discussed in Note 7 to the financial statements, effective January 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets.

/s/    Ernst & Young LLP

McLean, Virginia

April 11, 2003

NTELOS Inc. and Subsidiaries

Consolidated Balance Sheets

	Successor Company	Predecessor Reorganized Company
($ in thousands)	June 30, 2005	December 31, 2004	December 31, 2003
Assets

Current Assets
Cash and cash equivalents	$19,989	$34,187	$48,722
Accounts receivable, net of allowance of $13,309 ($12,826 in 2004 and $21,573 in 2003)	29,943	29,403	33,802
Inventories and supplies	4,492	3,647	9,600
Other receivables and deposits	3,493	3,652	3,183
Income tax receivable	5,555	5,529	—
Prepaid expenses and other	5,893	5,155	4,654

	69,365	81,573	99,961

Securities and Investments
Restricted investment	—	7,556	7,829
Other securities and investments	2,617	115	338

	2,617	7,671	8,167

Property, Plant and Equipment
Land and buildings	33,537	32,797	32,414
Network plant and equipment	273,671	350,746	300,712
Furniture, fixtures and other equipment	28,523	36,460	28,622

Total in service	335,731	420,003	361,748
Under construction	16,880	12,637	16,487

	352,611	432,640	378,235
Less accumulated depreciation	12,232	76,511	17,537

	340,379	356,129	360,698

Other Assets
Goodwill	168,733	30,856	32,954
Franchise rights	32,000	32,000	32,000
Other intangibles, less accumulated amortization of $2,481 ($6,341 in 2004 and $1,494 in 2003)	120,569	70,167	75,007
Radio spectrum licenses in service	121,992	22,111	21,960
Other radio spectrum licenses	1,356	2,500	2,500
Radio spectrum licenses not in service	8,033	15,560	15,040
Deferred charges	4,423	1,890	1,936

	457,106	175,084	181,397

	$869,467	$620,457	$650,223

See accompanying Notes to Consolidated Financial Statements.

NTELOS Inc. and Subsidiaries

Consolidated Balance Sheets

	Successor Company	Predecessor Reorganized Company
($’s in thousands)	June 30, 2005	December 31, 2004	December 31, 2003
Liabilities and Shareholder’s Equity

Current Liabilities
Current portion of long-term debt	$4,763	$10,460	$17,860
Deferred liabilities—interest rate swap	—	4,749	8,452
Payable to NTELOS Holdings Corp.	5,755	—	—
Accounts payable	20,219	23,776	29,471
Advance billings and customer deposits	14,262	13,667	12,333
Accrued payroll	6,712	8,065	7,541
Accrued interest	529	483	2,931
Deferred revenue	340	1,883	3,428
Income tax payable	185	—	56
Other accrued taxes	3,232	2,545	1,864
Other accrued liabilities	5,482	5,079	4,542

	61,479	70,707	88,478

Long-term Liabilities
Long-term debt	619,811	169,791	218,170
Convertible notes	—	—	74,273
Other long-term liabilities:
Retirement benefits	32,423	30,802	29,925
Deferred income taxes	12,448	12,448	12,448
Deferred liabilities—interest rate swap	1,155	—	5,392
Long-term deferred liabilities	15,472	18,138	15,432

	681,309	231,179	355,640

Minority Interests	408	390	558

Commitments and Contingencies

Shareholder’s Equity
Predecessor Reorganized Company preferred stock, no par value per share, authorized 1,000,000 shares; none issued	—	—	—
Predecessor Reorganized Company common stock, no par value per share, authorized 25,000,000 shares; shares issued and outstanding 13,759,000 shares in 2004 and 10,000,000 in 2003	—	272,049	197,727
Successor Company common stock, $.01 par value per share, authorized 1,000 shares, 100 shares issued and outstanding in 2005	125,734	—	—
Predecessor Reorganized Company stock warrants	—	3,150	3,150
Retained earnings	537	42,982	4,670

	126,271	318,181	205,547

	$869,467	$620,457	$650,223

See accompanying Notes to Consolidated Financial Statements.

NTELOS Inc. and Subsidiaries

Consolidated Statements of Operations

	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	For the Period May 2, 2005 to June 30, 2005	For the Period January 1, 2005 to May 1, 2005	December 31, 2004	September 10, 2003 to December 31, 2003	January 1, 2003 to September 9, 2003	December 31, 2002
Operating Revenues
Wireless communications	$45,242	$89,826	$234,682	$66,769	$132,766	$171,495
Wireline communications	17,834	35,508	105,251	32,434	71,103	98,220
Other communication services	124	343	1,769	962	3,920	9,151

	63,200	125,677	341,702	100,165	207,789	278,866

Operating Expenses
Cost of wireless sales (exclusive of items shown separately below)	9,666	18,703	47,802	15,113	31,836	48,868
Maintenance and support	10,654	21,084	62,929	18,784	42,056	64,408
Depreciation and amortization	14,713	23,799	65,175	18,860	51,224	82,924
Gain on sale of assets	—	(8,742)	—	—	—	(8,472)
Asset impairment charge	—	—	—	—	545	402,880
Accretion of asset retirement obligation	98	252	680	225	437	—
Customer operations	14,330	29,270	82,812	30,233	58,041	82,146
Corporate operations	4,643	8,259	26,942	6,272	18,342	17,914
Capital and operational restructuring charges	120	15,403	798	—	2,427	4,285

	54,224	108,028	287,138	89,487	204,908	694,953

Operating Income (Loss)	8,976	17,649	54,564	10,678	2,881	(416,087)

Other Income (Expense)
Interest expense	(7,799)	(11,499)	(15,740)	(6,427)	(26,010)	(78,351)
Other income (expense)	125	270	374	768	(436)	(1,454)
Reorganization items, net	—	—	81	(145)	169,036	—

	(7,674)	(11,229)	(15,285)	(5,804)	142,590	(79,805)

	1,302	6,420	39,279	4,874	145,471	(495,892)

Income Tax Expense (Benefit)	734	8,150	1,001	258	706	(6,464)

	568	(1,730)	38,278	4,616	144,765	(489,428)

Minority Interests in (Income) Losses of Subsidiaries	(31)	13	34	54	15	481

Net Income (Loss) before Cumulative Effect of Accounting Change	537	(1,717)	38,312	4,670	144,780	(488,947)
Cumulative effect of accounting change	—	—	—	—	(2,754)	—

Net Income (Loss)	537	(1,717)	38,312	4,670	142,026	(488,947)
Dividend requirements on predecessor preferred stock	—	—	—	—	(3,757)	(20,417)
Reorganization items—predecessor preferred stock	—	—	—	—	286,772	—

Income (Loss) Applicable to Common Shares	$537	$(1,717)	$38,312	$4,670	$425,041	$(509,364)

See accompanying Notes to Consolidated Financial Statements.

NTELOS Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	For the Period May 2, 2005 to June 30, 2005	For the Period January 1, 2005 to May 1, 2005	December 31, 2004	September 10, 2003 to December 31, 2003	January 1, 2003 to September 9, 2003	December 31, 2002
Cash flows from operating activities
Net income (loss)	$537	$(1,717)	$38,312	$4,670	$142,026	$(488,947)
Cumulative effect of an accounting change	—	—	—	—	2,754	—

	537	(1,717)	38,312	4,670	144,780	(488,947)
Professional fees expensed in connection with Chapter 11	—	—	—	(145)	8,057	—
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposition of assets	—	(8,742)	—	—	—	(8,472)
Non-cash restructuring and reorganization items	—	300	—	—	(177,093)	1,101
Accrued pre-petition interest expense related to cancelled notes	—	—	—	—	10,322	—
Depreciation	12,232	22,183	60,300	14,580	51,450	79,528
Amortization	2,481	1,616	4,875	4,280	(226)	3,396
Asset impairment charge	—	—	—	—	545	402,880
Accretion	98	252	680	225	437	—
Retirement benefits and other	1,976	9,793	1,580	1,733	52	(5,757)
Interest Expense payable from restricted cash	—	—	—	—	—	25,781
Amortization of loan origination costs	—	180	48	29	849	4,601
Changes in assets and liabilities from operations, net of effect of acquisitions and dispositions:
Decrease (increase) in accounts receivable	2,878	(3,418)	4,399	(3,912)	4,145	(3,497)
(Increase) decrease in inventories and supplies	(396)	(449)	5,953	(6,520)	(492)	6,941
Decrease (increase) in other current assets	473	(1,052)	(970)	(162)	(639)	1,942
Changes in income taxes	(37)	196	(30)	104	(98)	1,983
(Decrease) increase in accounts payable	(636)	(2,921)	(1,820)	14,322	8,033	(17.922)
Increase (decrease) in other current liabilities	(6,996)	8,107	1,336	(2,280)	4,698	18,457
Retirement benefit payments	(1,164)	(7,980)	(2,240)	(3,583)	—	—

Net cash provided by operating activities before reorganization items	11,446	16,348	112,423	23,341	54,820	22,015

Operating cash flows from reorganization items
Payment of liabilities subject to compromise	—	—	(2,091)	(11,523)	—	—
Professional fees paid for services rendered in connection with the Chapter 11 proceeding	(1)	(24)	(708)	(2,181)	(4,946)	—

Net cash used in reorganization items	(1)	(24)	(2,799)	(13,704)	(4,946)	—

Net cash provided by operating activities	11,445	16,324	109,624	9,637	49,874	22,015

NTELOS Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	For the Period May 2, 2005 to June 30, 2005	For the Period January 1, 2005 to May 1, 2005	December 31, 2004	September 10, 2003 to December 31, 2003	January 1, 2003 to September 9, 2003	December 31, 2002
Cash flows from investing activities
Purchases of property, plant and equipment	(12,232)	(20,099)	(60,074)	(24,334)	(34,186)	(73,164)
Proceeds from sale of property, plant and equipment, investments and radio spectrum licenses	—	28,620	496	7,859	6,955	31,116
Investment in restricted cash	—	(24,955)	—	—	—	—
Other	—	—	—	—	—	(355)

Net cash used in investing activities	(12,232)	(16,434)	(59,578)	(16,475)	(27,231)	(42,403)

Cash flows from financing activities
Proceeds from issuance of long-term debt	—	625,000	—	—	—	—
Loan repayments associated with debt refinancing	—	(171,328)	—	—	—	—
Proceeds from issuance of convertible notes	—	—	—	—	75,000	36,000
Payments on senior secured term loans	(1,000)	(7,713)	(45,766)	(1,924)	(38,237)	—
Payments under lines of credit (net) and other debt instruments	(80)	(556)	(10,227)	(6,759)	(2,462)	(10,976)
Payments on deferred liabilities—interest rate swap	—	(4,748)	(8,588)	(2,951)	—	—
Tender offer repurchase of common stock, warrants and common stock options	—	(439,997)	—	—	—	—
Net proceeds from issuance of stock	—	—	—	—	—	287
Debt issuance costs	—	(12,766)	—	—	—	—
Other	(113)	—	—	—	(1,966)	—

Net cash (used in) provided by financing activities	(1,193)	(12,108)	(64,581)	(11,634)	32,335	25,311

(Decrease) increase in cash and cash equivalents	(1,980)	(12,218)	(14,535)	(18,472)	54,978	4,923
Cash and cash equivalents:
Beginning of period	21,969	34,187	48,722	67,194	12,216	7,293

End of period	$19,989	$21,969	$34,187	$48,722	$67,194	$12,216

See accompanying Notes to Consolidated Financial Statements.

NTELOS Inc. and Subsidiaries

Consolidated Statements of Shareholder’s Equity (Deficit)

	Common Stock				Accumulated Other Comprehensive Income	Total Shareholder’s Equity (Deficit)
($’s in thousands)	Shares	Amount	Warrants	Retained Earnings
Predecessor Company
Balance, December 31, 2001	17,209,000	$182,093	$22,874	$(23,201)	$(8,200)	$173,566
Comprehensive loss:
Net loss				(488,947)
Cash flow hedge
Derivative loss, net of $2,687 of deferred taxes					(4,221)
Unrealized loss on securities available for sale					(321)
Reclassification of unrealized loss to realized loss, included in net income					509
Minimum pension liability charge					(3,133)
Comprehensive loss						(496,113)
Dividends on preferred shares				(20,417)		(20,417)
Common stock cancellation	(2,000)	(155)				(155)
Shares issued through employee stock purchase plan	573,000	442				442

Balance, December 31, 2002	17,780,000	$182,380	$22,874	$(532,565)	$(15,366)	(342,677)
Comprehensive income:
Income before cumulative effect of accounting change				144,780
Cumulative effect of accounting change				(2,754)
Derivative gain, net of $1,601 of deferred taxes					2,316
Comprehensive income						144,342
Dividends on preferred shares (contractual preferred stock dividends for the period ending September 9, 2003 were $14,351)				(3,757)		(3,757)
Reorganization item—accretion of preferred stock				(8,325)		(8,325)
Cancellation of preferred shares upon emergence from bankruptcy				295,096		295,096
Cancellation of predecessor common stock upon emergence from bankruptcy	(17,780,000)	(182,380)				(182,380)
Cancellation of predecessor common stock warrants held by senior noteholders and concurring issuance of new common stock	9,434,000	186,526	(6,889)			179,637
Cancellation of predecessor common stock warrants held by subordinated noteholders and concurring issuance of new common stock	500,000	9,886	(12,200)			(2,314)
Cancellation of predecessor common stock warrants held by preferred stockholders and concurring issuance of new common stock warrants			(635)			(635)
Issuance of new common stock in connection with the issuance of new senior notes	38,000	750				750
Issuance of new common stock in connection with settlement of deferred compensation obligation	28,000	565				565
Cancellation of other predecessor equity interests upon emergence from bankruptcy, net of $6,183 of deferred taxes				107,525	13,050	120,575

Balance, September 9, 2003	10,000,000	$197,727	$3,150	$—	$—	$200,877

NTELOS Inc. and Subsidiaries

Consolidated Statements of Shareholder’s Equity (Deficit), continued

	Common Stock				Accumulated Other Comprehensive Income	Total Shareholder’s Equity (Deficit)
(In thousands)	Shares	Amount	Warrants	Retained Earnings
Predecessor Reorganized Company
Balance, September 10, 2003	10,000,000	$197,727	$3,150	$—	$—	$200,877
Comprehensive income:
Net income				4,670		4,670

Balance, December 31, 2003	10,000,000	$197,727	$3,150	$4,670	$—	$205,547
Comprehensive income:
Net income				38,312		38,312
Cancellation of shares of senior notes not surrendered for conversion	(34,000)	—
Conversion of senior notes	3,793,000	74,322				74,322

Balance, December 31, 2004	13,759,000	$272,049	$3,150	$42,982	$—	$318,181
Comprehensive income (loss):
Net loss				(1,717)		(1,717)
Tender offer repurchase of stock, warrants and stock options	(10,364,000)	(437,625)	(2,372)			(439,997)
Tax benefit related to stock option repurchase		7,829				7,829

Balance, May 1, 2005	3,395,000	$(157,747)	$778	$41,265	$—	$(115,704)

Successor Company
Balance, May 2, 2005	3,395,000	$(157,747)	$778	$41,265	$—	$(115,704)
Successor purchase of stock, warrants and stock options	(3,395,000)	157,747	(778)			156,969
Cancellation of other predecessor equity interests on the merger date				(41,265)		(41,265)
Issuance of new common stock to NTELOS Holdings Corp.	100	125,734				125,734
Comprehensive income:
Net income				537		537

Balance, June 30, 2005	100	$125,734	$—	$537	$—	$126,271

See accompanying Notes to Consolidated Financial Statements.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.    Organization

NTELOS Inc. (hereafter referred to as “NTELOS” or the “Company”) is an integrated communications provider that provides a broad range of products and services to businesses, telecommunication carriers and residential customers in Virginia, West Virginia and surrounding states. The Company’s primary services are wireless digital personal communications services (“PCS”), local and long distance telephone services, broadband network services, high-speed broadband Internet access (such as Digital Service Line (“DSL”) and wireless modem), and dial-up Internet access.

On January 18, 2005, the Company and certain of its shareholders entered into an agreement (the “Transaction Agreement”) pursuant to which the Company would be recapitalized and sold at a price of $40.00 per share of common stock (Note 2). On February 24, 2005, the Company borrowed $625 million from a new $660 million senior secured credit facility and used these proceeds to refinance substantially all of its existing indebtedness and repurchase, pursuant to a tender offer of $440 million or approximately 75%, its existing common stock, warrants and options. On May 2, 2005, pursuant to the Transaction Agreement, NTELOS Holding Corp. (“Holdings Corp.”), an entity formed by the third party buyers, acquired all of the Company’s remaining common shares, warrants and options by means of a merger. The recapitalization and sale is described in Note 2.

As further discussed in Note 3, effective May 2, 2005, the Company became a 100% owned subsidiary of Holdings Corp. Holdings Corp. is accounting for the merger under the provisions of Statement of Financial Accounting Standards No 141, Business Combinations (“SFAS No. 141”). Holdings Corp.’s cost of acquiring the Company has been used to establish the new accounting basis for the Company’s assets and liabilities effective May 2, 2005. Accordingly, the financial information presented in the consolidated statements of operations, cash flows and shareholder’s equity (deficit) for the period May 2, 2005 to June 30, 2005 is generally not comparable to the financial information presented for the prior periods. The presentation of financial information of the Predecessor Company represents the Company’s financial statements for the specified periods prior to and concluding on May 1, 2005. The presentation of financial information of the Successor Company represents the Company’s financial information for the specified period following May 2, 2005.

On March 4, 2003 (the “Petition Date”), the Company and certain of its subsidiaries (collectively, the “Debtors”), filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). The Company emerged from the Bankruptcy Court proceedings pursuant to the terms of the Plan of Reorganization on September 9, 2003 (the “Effective Date”). Also pursuant to the Plan of Reorganization, the Company has recognized income and credits from reorganization items relating to the cancellation of its Senior Notes, Subordinated Notes, Preferred Stock, and the reduction in and timing of amounts payable to certain unsecured creditors, net of the concurrent issuance of related new common stock and new common stock warrants. In addition, the Company recognized adjustments for cancellation of its old common stock and old common stock warrants and elimination of its accumulated deficit and accumulated other comprehensive loss as of September 9, 2003. These adjustments, as well as the adjustments made to record the Company’s assets and liabilities at fair value reflect the application of fresh start accounting applied in accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”).

As a consequence of the implementation of fresh start accounting, the financial information presented in the consolidated statements of operations, shareholder’s equity (deficit) and cash flows for periods subsequent to the Effective Date is generally not comparable to the financial information presented for the periods prior to the Effective Date. The Company, as it existed on and prior to September 9, 2003, is referred to as the “Predecessor Company” within these consolidated financial statements, and the Company is referred to as the “Predecessor

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Reorganized Company” for the periods from September 9, 2003 through May 1, 2005. The presentation of consolidated financial information of the Predecessor Company represents the Company’s consolidated financial statements for the specified periods prior to and concluding with the Company’s adoption of fresh start accounting. Details regarding the reorganization transactions and the related fresh start accounting are included in Note 4 below.

Note 2.    Merger and Recapitalization Transactions

On January 18, 2005, the Company and certain of its shareholders entered into the Transaction Agreement pursuant to which the Company would be recapitalized and sold to Holdings Corp., an entity formed on January 14, 2005 by Quadrangle Capital Partners LP and Citigroup Venture Capital Equity Partners, L.P., (the “Buyers”), at a price of $40.00 per share of common stock. The recapitalization and sale occurred through a series of transactions as set forth below.

Under the first step in the transaction, on February 24, 2005 the Company borrowed $625 million from a new $660 million senior secured credit facility and used these proceeds to refinance substantially all of its existing indebtedness and repurchase approximately 10,364,000 shares of common stock, 358,000 shares of common stock warrants and 969,000 shares of common stock options (approximately 75% of each) pursuant to a tender offer for $440 million. The purchase price was $40.00 per share for outstanding common stock, $16.27 per share for common stock issuable pursuant to the exercise of a warrant and $20.23 per share for common stock issuable pursuant to the exercise of vested options. The $16.27 per share price for the warrants and the $20.23 per share option price were derived by taking the difference between their respective strike price and the $40.00 per share price for the common stock shares. After the tender offer buyback, the Company had outstanding approximately 3,396,000 common shares, 117,000 warrants and 327,000 options.

On January 24, 2005, the Company provided notice to its common and warrant holders of their rights under the Company’s Shareholders Agreement to participate in the initial sale of securities between the Buyers and significant shareholders (as defined in the “Tag-Along Sale”). On February 24, 2005, immediately after completing the first step of the transaction noted above, Holdings Corp. acquired approximately 821,000 common shares (24.9%) for $40.00 per share and 33,000 warrants (24.9%) for $16.27 per share from certain significant shareholders and other common and warrant holders that elected to participate pursuant to a tag-along offer. As a result of the Tag-Along Sale, the Company’s Shareholders Agreement was amended to provide the Buyers with certain governance rights, including the right to designate two directors to be elected to the Company’s board of directors.

On May 2, 2005, pursuant to the Transaction Agreement, Holdings Corp. acquired all of the Company’s remaining common shares, warrants and options by means of a merger. The merger consideration was $40.00 per share of outstanding common stock, $16.27 per share of common stock issuable pursuant to the exercise of a warrant and $20.23 per share of common stock issuable pursuant to the exercise of options, respectively. Following completion of the merger, the Company became a 100% owned subsidiary of Holdings Corp.

In addition, pursuant to the terms of the Transaction Agreement, on May 2, 2005, the Company disbursed $25.0 million of restricted cash to purchase the remaining equity securities not owned by the Buyers. The Company has also recognized a payable to Holdings Corp. for $5.8 million representing the Company’s obligation to forward to Holdings Corp. the proceeds from the sale and collection on certain identified assets.

Effective with the completion of the merger, the Company’s articles of incorporation were amended and restated resulting in 1,000 authorized common shares and 100 common shares issued and outstanding, with a par value of $0.01 per share.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Note 3.    Acquisition

Effective May 2, 2005, Holdings Corp.’s cost of acquiring the Company has been used to establish a new accounting basis for the Company’s assets and liabilities. The aggregate cost basis of Holdings Corp.’s equity in the Company was $125.7 million, inclusive of $12.1 million of transaction costs incurred by Holdings Corp.

Holdings Corp. is accounting for the merger under the provisions of SFAS No. 141. Holdings Corp.’s cost of acquiring the Company has been used to establish the new accounting basis for the Company’s assets and liabilities. The Company considered a number of factors to determine the fair value of the Company at May 2, 2005. The Company valued all of its assets and liabilities except for current assets and liabilities related to operating activity and certain other items that have a readily determinable fair value as of the merger date. This work was performed as of the merger date and included the valuation of property, plant and equipment, identifiable intangible assets, long-term debt, favorable or unfavorable leases and other contractual obligations. The principal valuation techniques utilized a variety and combination of methods such as a market approach, cost approach and income approach. The valuations were prepared based on a number of projections, assumptions, risk assessments, and industry and economic tables and other factors. In accordance with the provisions of purchase accounting, the historical common stock and retained earnings were eliminated. The Company has not yet completed the allocation of the purchase accounting to the subsidiaries underlying the business segments, the completion of which may result in further purchase accounting refinements. The Company plans to complete the purchase price allocation on or before December 31, 2005.

A summary of the impact on the Company’s balance sheet from the merger transaction is as follows:

	Predecessor Reorganized Company	Purchase Accounting Adjustments and Closing Costs		Successor Company
(In thousands)	May 2, 2005			May 2, 2005
Current assets	$99,256	$(33,603	)(1)	$65,653
Securities and investments	437	2,172		2,609
Property, plant and equipment	352,709	(12,190)		340,519
Goodwill	30,856	138,392		169,248
Franchise rights	32,000	—		32,000
Other intangibles	68,551	54,499		123,050
Radio spectrum licenses	29,046	102,198		131,244
Deferred charges	13,989	(9,359)		4,630

Total Assets	626,844	242,109		868,953
Current liabilities	60,525	(10,144)		50,381
Long-term debt, including current maturities	625,653	5,755		631,408
Other long-term liabilities	55,993	5,060		61,053
Minority interests	377	—		377

Net assets at May 2, 2005	$(115,704)	$241,438		$125,734

(1)	The $33.6 million reduction of current assets is the use of $25.0 million of restricted cash and $8.6 million of unrestricted cash for part of the consideration paid for the Predecessor Reorganized Company Stock, including $8.1 million in transaction closing costs and fees and $.5 million of other costs due upon closing of the merger.

In connection with the merger, NTELOS Inc. recorded approximately $28.3 million in liabilities, including legal, financial, and consulting costs, additional costs associated with accelerated payout of certain retirement

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

obligations and retention obligations, $1.8 million of which remained unpaid at June 30, 2005. Of the total amount incurred, $15.4 million and $.1 million were recorded as capital and operational restructuring charges in the periods ended May 1, 2005 and June 30, 2005, respectively. In addition to this, $12.8 million relates to debt issuance costs of the new first and second lien term loans which was originally included in deferred charges but was eliminated on May 2, 2005 through purchase accounting (Note 9).

Also in connection with the merger and application of purchase accounting, the Company determined the fair value of the lease terms for all of its significant leasing arrangements, which includes leases on retail locations, cell sites and certain other business office locations. Based on this, the Company recorded a $4.3 million favorable lease asset (included in the caption “deferred charges”) and $7.3 million unfavorable lease liability (included in the caption “Other long-term liabilities”). These assets and liabilities will be amortized to rent expense (included in the operating expense line item “maintenance and support”) over the lives of the underlying lease agreements.

The Company entered into advisory agreements with CVC Management LLC and Quadrangle Advisors LLC (the “Advisors”) whereby the Advisors will provide advisory and other services to the Company for a period of ten years for a combined annual advisory fee of $2.0 million. The Company recognized $.3 million of advisory fees as corporate operations expense for the period May 2, 2005 to June 30, 2005. Under certain conditions set forth in these agreements, the Company could terminate these agreements prior to their expiration. However, should that occur, the Company would be required to pay a termination fee equal to the present value of future scheduled payments.

Note 4.    Reorganization and Fresh Start Accounting

On the Effective Date, the Company consummated the Plan of Reorganization and emerged from Chapter 11 reorganization proceedings with a significantly restructured balance sheet. The consummation of the Plan of Reorganization resulted in the following changes in the Company’s capital structure:

•	The cancellation of its 13% Unsecured Senior Notes (“Senior Notes”) and its 13.5% Unsecured Subordinated Notes (“Subordinated Notes”).

•	The cancellation of all outstanding shares of its Redeemable, Convertible Preferred Stock (“Preferred Stock”) and its Predecessor Common Stock and stock warrants.

•	The issuance of $75 million of new 9% convertible notes (“Convertible Notes”) and the repayment of the $32.4 million outstanding revolver balance under its Senior Credit Facility. Additionally, the size of the revolver was decreased from $36 million to $32.4 million.

•	Reduction in obligations to general unsecured creditors with allowed claims in excess of $10,000 to the net present value of 68% of their allowed claims payable in three installments over two years.

As mentioned above, the Company adopted fresh start accounting as of September 9, 2003. Fresh start accounting requires that the Company adjust the historical cost of its assets and liabilities to their fair values as determined by the reorganization value of the Company and that the reorganization value be allocated among the reorganized entity’s net assets in conformity with procedures specified by SFAS No. 141. A reconciliation of the adjustments recorded in connection with the reorganization and the adoption of fresh start is presented below:

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NTELOS Inc.

Condensed Consolidated Balance Sheet as of September 9, 2003

	Predecessor Company	Reclassification of Liabilities Subject to Compromise(6)	Effects of Plan of Reorganization(3)	Fresh Start Accounting Adjustments(7)	Predecessor Reorganized Company
(In thousands)	Pre-Confirmation(1)				Post-Confirmation
Assets
Current Assets
Cash and cash equivalents	$26,560	$—	$40,634	$—	$67,194
Accounts receivable, net	29,603	—	—	—	29,603
Inventories and supplies	3,080	—	—	—	3,080
Other receivables and deposits	3,234	—	—	—	3,234
Prepaid expenses and other	4,070	—	—	—	4,070

Total Current Assets	66,547	—	40,634	—	107,181

Securities and Investments	8,319	—	(160)	—	8,159

Property, Plant and Equipment, net	414,673	—	—	(57,803)	356,870

Other Assets
Goodwill, net	84,530	—	(22,875)	(23,207)	38,448
Franchise rights	—	—	—	32,000	32,000
Other intangibles	1,210	—	—	75,290	76,500
Radio spectrum licenses	115,686	—	—	(76,186)	39,500
Deferred charges	4,391	—	480	(1,423)	3,448
Deferred income taxes	6,515	—	—	(6,515)	—

Total Other Assets	212,332	—	(22,395)	(41)	189,896

Total Assets	$701,871	$—	$18,079	$(57,844)	$662,106

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NTELOS Inc.

Condensed Consolidated Balance Sheet as of September 9, 2003

	Predecessor Company	Reclassification of Liabilities Subject to Compromise(6)	Effects of Plan of Reorganization(3)		Fresh Start Accounting Adjustments(7)	Predecessor Reorganized Company
(In thousands)	Pre-Confirmation(1)					Post-Confirmation
Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities
Current maturities of long-term debt	$2,390	$14,218	$—		$—	$16,608
Liabilities subject to compromise	707,560	(707,560)	—			—
Accounts payable	13,350	18,249	(1,771)		67	29,895
Advance billings and customer deposits	12,220	701	—		107	13,028
Accrued payroll	3,459	4,804	—		—	8,263
Accrued interest	834	27,418	(28,219)		—	33
Deferred revenue	850	3,813	—		—	4,663
Other accrued liabilities	7,595	2,801	(685)		(433)	9,278

Total Current Liabilities	748,258	(635,556)	(30,675)		(259)	81,768

Liabilities Subject to Compromise	40,942	(40,942)	—		—	—

Long-term Debt	10,799	621,505	(329,824)		(882)	301,598

Long-term Liabilities
Retirement benefits	3,321	23,054	—		6,035	32,410
Deferred income taxes	—	—	—		12,448	12,448
Other	16,005	31,939	(1,752)		(13,695)	32,497

Total Long-term Liabilities	19,326	54,993	(1,752)		4,788	77,355

Minority Interests	508	—	—		—	508

Redeemable Convertible Preferred Stock Subject to Compromise	298,246	—	(298,246	)(4)	—	—

Shareholders’ Equity (Deficit)
Preferred stock	—	—	—		—	—
Common stock	182,380	—	197,727		(182,380)	197,727
Predecessor stock warrants	22,874	—	(22,874	)(5)	—	—
Reorganized stock warrants			3,150	(4)	—	3,150
Retained earnings (accumulated deficit)	(608,098)	—	500,573	(2)	107,525	—
Accumulated other comprehensive loss	(13,364)	—	—		13,364	—

	(416,208)	—	678,576		(61,491)	200,877

Total Liabilities and Shareholders’ Equity (Deficit)	$701,871	$—	$18,079		$(57,844)	$662,106

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(1)	The historical balance sheet and the other historical financial statements and data relating to the Predecessor Company do not reflect the effects of fresh start accounting.
(2)	This amount reconciles to the consolidated statement of operations as follows:

Retained Earnings reorganization net credit adjustments	$500,573
Less reorganization charges recorded prior to or subsequent to the September 9, 2003 emergence date:
Write-off of debt issuance costs in the first quarter 2003	28,066
Write-off of Preferred Stock issuance costs in the first quarter 2003	8,324
Reorganization professional fees and other, incurred throughout 2003	8,520

Consolidated Statement of operations—reorganization items, net credit	$455,663

Reorganization items, net credit, January 1, 2003 through September 9, 2003	$169,036
Reorganization items, net charge , September 10, 2003 through December 31, 2003	(145)
Reorganization item—predecessor preferred stock, credit	286,772

Consolidated Statement of operations—reorganization items, net credit	$455,663

(3)	The adjustments relate to the issuance of new common stock and stock warrants in exchange for certain outstanding notes and other liabilities and the issuance of Convertible Notes as follows:

•	The issuance of 9,433,509 shares of New Common Stock with a value of $186.5 million to holders of Senior Notes and 500,000 shares of New Common Stock with a value of $9.9 million to holders of Subordinated Notes. Holders of Senior Notes received 94.3% of the New Common Stock (or approximately 68% on a fully diluted basis after giving effect to the conversion of the Convertible Notes). Holders of Subordinated Notes received 5% of the New Common Stock (or approximately 3.2% on a fully diluted basis after giving effect to the conversion of the Convertible Notes). The gain on discharge of Senior Notes and Subordinated Notes was determined as follows:

(In thousands)	Senior Notes	Subordinated Notes	Total
Accreted balance of outstanding notes	$280,000	$95,000	$375,000
Accrued unpaid interest	20,265	7,153	27,418
Unamortized note discount	(3,326)	—	(3,326)

Net carrying balance of cancelled outstanding notes	296,939	102,153	399,092
Value of common stock issued	186,527	9,885	196,412

Gain on cancellation of outstanding notes	$110,412	$92,268	$202,680

•	Issuance of 28,560 shares of New Common Stock with a value of $564,712 to a former executive pursuant to the Plan of Reorganization.

•	The issuance of $75.0 million of Convertible Notes with 37,931 shares of New Common Stock, valued at $750,000, to the Participating Noteholders. The Convertible Notes will accrue interest at a rate of 9.0% per annum, payable semi-annually in cash. The Convertible Notes are unsecured and otherwise rank pari passu with all other senior debt. The Convertible Notes are redeemable by the Company during the first two years at a redemption price of 109.0% of face value, for the third year at a redemption price of 104.5% of face value, and redeemable thereafter at face value. The Convertible Notes are convertible at the holders’ option into New Common Stock representing 27.5% of the New Common Stock on an as converted basis, before dilution for conversion of warrants or stock options. Proceeds from the issuance of the Convertible Notes were used to repay approximately $32.4 million of amounts borrowed under the pre-petition Senior Credit Facility revolver loan.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(4)	Represents the cancellation of $112.5 million Series B Preferred Stock and $137.5 million Series C Preferred Stock. Holders of old Preferred Stock interests received 475,624 New Common Stock Warrants to purchase, at an exercise price of $23.73 per share, New Common Stock representing 3% of the fully diluted New Common Stock as summarized below:

(In thousands)
Preferred stock	$250,000
Accrued dividends (paid-in-kind from original issuance)	48,246

Total carrying balance of preferred stock	298,246
Fair value of new warrants	(3,150)

Net adjustment for settlement of preferred stock	$295,096

The company used the Black-Scholes option pricing model to determine the value assigned to the New Common Stock Warrants as of the Effective Date. For purposes of this calculation the volatility factor was assumed to be 41% and the expected life of the New Warrants was assumed to be its maximum term of five years.

(5)	Common and preferred stock detachable warrants previously issued to various holders of preferred stock and debt were cancelled in accordance with the Plan of Reorganization. The balances as of September 9, 2003 were as follows:

(In thousands)
Detachable common stock warrants issued to holders of preferred stock	$3,785
Detachable common stock warrants issued to holders of senior notes	6,889
Detachable common stock warrants issued to holders of subordinated notes	12,200

Total book value of common stock warrants cancelled	$22,874

(6)	Represents the disposition of unpaid liabilities subject to compromise that remain outstanding following settlement of claims as of the Effective Date. All Priority Tax and Non-Tax Claims, Secured Bank Claims and Convenience Claims have been reclassified and presented in their customary financial statement line items at amounts expected to be paid in the ordinary course of business. General Unsecured Claims that are impaired and that will be liquidated in future periods in accordance with the Plan of Reorganization have been adjusted to the amounts expected to be paid.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Following is an analysis of the reclassification and valuation adjustment:

(In thousands)
Liabilities subject to compromise, current		$707,560
Liabilities subject to compromise, long-term		40,942

Total liabilities subject to compromise		748,502
Long-term debt and capital lease obligations		(264,049)
Cancellation of long-term debt and related interest
Principal balance	$(371,674)
Accrued interest	(27,418)

Total debt and interest cancellation		(399,092)
Retirement and post-employment benefits		(23,054)
Interest rate swap agreement		(16,220)
Other long-term liabilities		(15,719)
Priority tax and non-tax claims		(17,359)
Deferred revenues and customer deposits		(4,514)
Other current obligations		(4,082)

Unsecured claims subject to discount		4,413
Recoverable value (68%)		3,001

Net discount adjustment		1,412
Net present value and other settlement adjustments		359

Total adjustments recognized as reorganization item credit		$1,771

Following is an analysis of the distribution of funds for General Unsecured Claims:
Distribution on the Effective Date		$1,351
Distribution on the first anniversary of the Effective Date		900
Distribution on the second anniversary of the Effective Date		750

Total distributions for General Unsecured Claims		$3,001

(7)	The Company has accounted for the reorganization and the related transactions using the principles of “fresh start” accounting as required by SOP 90-7. Following are explanations of the various adjustments:

(a)	The Company has estimated a total reorganization value of $535.3 million, with $200.9 million attributable to new shareholders’ equity. This equity value approximates the mid-point of the equity values derived by the use of accepted valuation models and methodologies employed by the Company’s financial advisors. The Company engaged a third party valuation advisor to assist the Company in determining the reorganized enterprise value of the Company at September 9, 2003. In addition to this, the valuation advisor valued all of the Company’s assets and liabilities except for current assets and liabilities related to operating activity and certain other items that have a readily determinable fair value. This work was performed as of the emergence date and included the valuation of property, plant and equipment, identifiable intangible assets, long-term debt, favorable or unfavorable leases or other contractual obligations. The principal valuation techniques employed by the valuation advisor utilized a variety and combination of methods such as a market approach, cost approach and income approach. The valuations were prepared based on a number of projections, assumptions, risk assessments, and industry and economic tables and other factors. In accordance with the provisions of fresh start accounting, the historical common stock and retained earnings were eliminated.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b)	In accordance with SOP 90-7, the reorganization value has been allocated to specific tangible and identifiable intangible assets and liabilities. The excess of the Company’s historical tangible and identified intangible assets over the reorganization value is reflected as an adjustment to record these assets and liabilities at their fair value. As a result of this valuation work, property, plant and equipment, goodwill and radio spectrum licenses were written down by approximately $57.8 million, $23.2 million and $76.2 million, respectively. The write-downs related to radio spectrum licenses and goodwill are largely impacted by the total enterprise value of the underlying segments and the specific identification of intangible assets with specific value, such as the franchise right value associated with the rural local exchange carrier (“RLEC”) segment and the value associated with “other intangible assets” which is comprised of customer intangibles ($67.0 million) and trademarks ($9.5 million). Also, the deferred tax asset related to the interest rate swap agreement was eliminated. In addition to the changes in assets, adjustments were made to certain long-term liabilities, such as deferred gains, various retirement obligations (Note 14), deferred income taxes (Note 12) and long-term debt (Note 9). The balance of post-confirmation goodwill included $5.5 million of goodwill in the wireline cable business which was sold on September 19, 2003.

(c)	The amount of shareholders’ equity in the fresh start balance sheet is not an estimate of the trading value of the New Common Stock after confirmation of the Plan, the value of which is subject to many uncertainties. The Company does not make any representation as to the trading value of the New Common Stock and New Warrants issued pursuant to the Plan.

Note 5.    Significant Accounting Policies

ACCOUNTING ESTIMATES:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FINANCIAL STATEMENT CLASSIFICATION:    Certain amounts in the prior year financial statements have been reclassified, with no effect on net income, to conform to classifications adopted in 2005. The Company has included bad debt expense in customer operations expense for all periods presented. Previously, the Company had reported operating revenues net of bad debt expense.

PRINCIPLES OF CONSOLIDATION:    The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and those limited liability corporations where the Company, as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION:    The Company recognizes revenue when services are rendered or when products are delivered, installed and functional, as applicable. Certain services of the Company require payment in advance of service performance. In such cases, the Company records a service liability at the time of billing and subsequently recognizes revenue over the service period.

With respect to the Company’s wireline and wireless businesses, the Company earns revenue by providing access to and usage of its networks. Local service and airtime revenues are recognized as services are provided. Wholesale revenues are earned by providing switched access and other switched and dedicated services, including wireless roamer management, to other carriers. Revenues for equipment sales are recognized at the point of sale. PCS handset equipment sold with service contracts are sold at prices below cost, based on the terms of service contract. The Company recognizes the entire cost of the handsets at the time of sale, rather than deferring such costs over the service contract period.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Nonrefundable PCS activation fees and the portion of the activation costs directly related to acquiring new customers (primarily activation costs and sales commissions) are deferred and recognized ratably over the estimated life of the customer relationship ranging from 12 to 24 months. Similarly, in the rural local exchange carrier (“RLEC”) and competitive wireline segments the Company charges nonrefundable activation fees for certain new service activations. Such activation fees are deferred and recognized ratably over 5 years. Direct activation costs exceed activation revenues in all cases. The Company defers direct activation costs up to but not in excess of the related deferred revenue.

Effective July 1, 2003, the Company adopted Emerging Issues Task Force No. 00-21 (“EITF No. 00-21”), Accounting for Revenue Arrangements with Multiple Element Deliverables. The EITF guidance addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction and the consideration will be measured and allocated to the separate units based on their relative fair values. The adoption of EITF No. 00-21 has required evaluation of each arrangement entered into by the Company for each type of sales transaction and each sales channel. The adoption of EITF No.00-21 has resulted in substantially all of the activation fee revenue generated from Company-owned retail stores and associated direct costs being recognized at the time the related wireless handset is sold and is classified as equipment revenue and cost of equipment, respectively. Upon adoption of EITF No. 00-21, previously deferred revenues and costs continued to be amortized over the remaining estimated life of a subscriber, not to exceed 24 months through the period ended June 30, 2005.

Revenue and costs for activations at third party retail locations and related to the Company’s segments other than wireless continue to be deferred and amortized over the estimated lives as prescribed by Securities and Exchange Commission’s Staff Accounting Bulletin 101 as amended by staff accounting Bulletin 104 (collectively referred to as “SAB No. 104”). The adoption of EITF No. 00-21 had the effect of increasing equipment revenue and related customer operations expenses for the Successor Company for the period May 2, 2005 to June 30, 2005 by $.2 million. The effect on the Predecessor Reorganized Company for the period January 1, 2005 through May 1, 2005, for the year ended 2004 and for the period September 10, 2003 through December 31, 2003 was $.6 million, $.1 million and $.4 million respectively. The effect on the Predecessor Company for the period January 1, 2003 through September 9, 2003 was $.3 million. These revenues and costs otherwise would have been deferred and amortized. The amounts of deferred revenue and costs under SAB No. 104 at June 30, 2005, December 31, 2004 and December 31, 2003 were under $.1 million, $.9 million and $.8 million, respectively. The balance of deferred activation fees totaled $1.0 million at the May 2, 2005 merger date. Through purchase accounting, all deferred activation fees were adjusted to zero at that date.

CASH AND CASH EQUIVALENTS:    The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. At June 30, 2005, December 31, 2004 and December 31, 2003, total cash equivalents, consisting of a business investment deposit account and other amounts on deposit, were $20.0 million, $32.1 million and $46.1 million, respectively.

TRADE ACCOUNTS RECEIVABLE:    The Company sells its services to residential and commercial end-users and to other communication carriers primarily in Virginia and West Virginia. The carrying amount of the Company’s trade accounts receivable approximates fair value. The Company has credit and collection policies to ensure collection of trade receivables and requires deposits on certain of its sales. The Company maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses with respect to trade receivables. Actual credit losses could differ from such estimates. The Company includes bad debt expenses in customer operations expense in the consolidated statement of operations. Bad debt expense for the Successor Company for the period May 2, 2005 to June 30, 2005 was $1.4 million. Bad debt

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

expense for the Predecessor Reorganized Company for the period January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and for the period September 10, 2003 through December 31, 2003 was $2.3 million, $7.2 million and $3.1 million, respectively. Bad debt expense for the Predecessor Company for the period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002 was $6.6 million and $16.1 million, respectively.

SECURITIES AND INVESTMENTS:    Investments held by the Company are typically required holdings purchased in connection with debt instruments or are acquired through settlement of a receivable. The Company’s current senior debt holdings prohibit speculative investment purchases. Management’s policy for investments is to determine the appropriate classification of securities at the date of purchase and continually thereafter. Currently, all investments are accounted for under the cost method as the Company does not have significant ownership in equity securities and there is no ready market. Information regarding these and all other investments is reviewed continuously for evidence of impairment in value.

PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-LIVED ASSETS:    Long-lived assets include property and equipment, radio spectrum licenses, long-term deferred charges and intangible assets to be held and used. Long-lived assets, excluding intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. If the carrying value exceeds the estimated undiscounted cash flows, the impairment is measured as the excess of carrying value over the estimated fair value.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Buildings are depreciated over a 50-year life and leasehold improvements, which are categorized with land and building, are depreciated over the shorter of the estimated useful lives or the remaining lease terms. Network plant and equipment are depreciated over various lives from 4 to 40 years, with an average life of approximately 13 years. Furniture, fixtures and other equipment are depreciated over various lives from 5 to 18 years.

As discussed in Note 2, the Company applied purchase accounting on the acquisition of NTELOS Inc. on May 2, 2005. Accordingly, property, plant and equipment and other long-lived assets were adjusted to fair value on that date and accumulated depreciation and amortization were reset to zero.

Goodwill, franchise rights and radio spectrum licenses are considered indefinite lived intangible assets. Indefinite lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company assesses the recoverability of indefinite lived assets annually on October 1 and whenever adverse events or changes in circumstances indicate that impairment may have occurred. At June 30, 2005, no impairment indicators existed that would trigger impairment testing prior to the scheduled annual testing date of October 1.

Intangibles with a finite life are classified as other intangibles on the consolidated balance sheets. At June 30, 2005, other intangibles were comprised of the following:

($’s in thousands)	Estimated Life	Fair Value at May 2, 2005	Amortization for the period May 2 through June 30, 2005	Net Book Value at June 30, 2005
Customer relationships	3 to 15 yrs.	$113,400	$2,375	$111,025
Trademarks	15 yrs.	$9,650	$106	$9,544

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Amortization for other intangibles of the Predecessor Reorganized Company for the period January 1, 2005 to May 1, 2005, for the year ended December 31, 2004 and for the period September 10, 2003 through December 2003 was $1.6 million, $4.9 million and $1.5 million, respectively. Amortization of other intangibles of the Predecessor Company was $.9 million for the period January 1, 2003 through September 9, 2003 and $5.1 million for the year ended December 31, 2002.

In 2004, the Company recorded net adjustments of $2.1 million to the Goodwill balances recorded at the September 10, 2003 fresh-start balance sheet date of the Predecessor Reorganized Company primarily relating to the $5.5 million realization of tax net operating loss assets that existed on September 10, 2003 that were previously fully reserved (Note 12), offset by a $3.4 million net charge relating to final fresh start adjustments for the valuation of certain fixed assets and current liabilities.

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:    In June 2001, the FASB issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred if a reasonable estimate can be made. The associated retirement costs are capitalized and included as part of the carrying value of the long-lived asset and amortized over the useful life of the asset. SFAS No. 143 was effective for the Company beginning January 1, 2003. Accordingly, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations. Previously, the Company recognized amounts related to asset retirement obligations as operating expense when the specific work was performed.

The Company recorded the effect of the adoption of this standard as of January 1, 2003 in its statement of operations by reporting a $2.8 million charge for the cumulative effect of this accounting change. There is no income tax impact on this amount as the $1.1 million income tax benefit is fully offset by the related valuation allowance (see Note 12). Additionally, $5.6 million of asset retirement obligations were recorded along with the net book value of $2.7 million of retirement obligation assets. In addition to the cumulative effect impact reported in the statement of operations, the Company reported depreciation charges related to the retirement obligation assets and accretion expenses related to the asset retirement obligations for the period ended September 9, 2003 (Predecessor Company) of $.3 million and $.4 million, respectively. These depreciation charges and accretion expenses for the Predecessor Reorganized Company for the period January 1, 2005 through May 1, 2005 were $.2 million and $.3 million respectively, for the year ended 2004 were $.5 million and $.7 million, respectively, and for the period September 10, 2003 through December 31, 2003 were $.1 million and $.2 million, respectively. These depreciation charges and accretion expenses for the Successor Company for the period May 2, 2005 through June 30, 2005 were $.1 million and $.1 million respectively.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company enters into long-term leasing arrangements primarily for tower sites and retail store locations in its wireless segment. Additionally, in its wireline operations, the Company enters into various facility co-location agreements and is subject to locality ordinances. In both cases, the Company constructs assets at these locations and, in accordance with the terms of many of these agreements, the Company is obligated to restore the premises to their original condition at the conclusion of the agreements, generally at the demand of the other party to these agreements. The Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset, depreciating it over the useful life of the related asset. The following table describes the changes to the Company’s asset retirement obligation liability, which is included in long-term deferred liabilities (in thousands):

	Successor Company	Predecessor Reorganized Company	Predecessor Reorganized Company
	June 30, 2005	December 31, 2004	December 31, 2003
Asset retirement obligation at end of prior year	$7,082	$6,278	$—
Liability recognized in transition	—	—	5,484
Additional asset retirement obligations recorded	7	124	132
Accretion of asset retirement obligations	350	680	662

Asset retirement obligation at year end	$7,439	$7,082	$6,278

INVENTORIES AND SUPPLIES:    The Company’s inventories and supplies consist primarily of items held for resale such as PCS handsets, pagers, wireline business phones and accessories. The Company values its inventory at the lower of cost or market. Inventory cost is computed on a currently adjusted standard cost basis (which approximates actual cost on a first-in, first-out basis). Market value is determined by reviewing current replacement cost, marketability and obsolescence.

DEFERRED FINANCING COSTS:    Deferred financing costs are amortized using the straight-line method, which approximates the effective interest method, over a period equal to the term of the related debt instrument. Deferred financing costs related to the First Lien Term Loan and the Second Lien Term Loan was being amortized over a period of 6 1/2 to 7 years. Amortization of deferred financing costs is included in interest expense and was $.3 million for the Predecessor Reorganized Company period beginning on the February 24, 2005 closing date of the new financing through May 1, 2005. These deferred financing costs, which totaled $12.4 on May 2, 2005, were eliminated upon application of purchase accounting and recording the related debt instrument at fair value.

The Company had deferred financing costs associated with previous financings. Amortization of these costs for the Predecessor Reorganized Company period January 1, 2005 to February 23, 2005, for the year ended December 31, 2004 and for the period September 10, 2003 through December 2003 was $.3 million, $.2 million and $.1 million, respectively. Amortization of these costs of the Predecessor Company was $.5 million and $2.5 million, respectively, for the period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002.

ADVERTISING COSTS:    The Company expenses advertising costs and marketing production costs as incurred.

PENSION BENEFITS:    The Company sponsors a non-contributory defined benefit pension plan covering all employees who meet eligibility requirements and were employed prior to October 1, 2003. The defined benefit pension plan was closed to employees employed on or after October 1, 2003. Pension benefits vest after five years of service and are based on years of service and average final compensation subject to certain

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

reductions if the employee retires before reaching age 65. The Company’s funding policy has been to contribute to the plan based on applicable regulatory requirements. Section 412 of the Internal Revenue Code and ERISA Section 302 establishes a minimum funding requirements for defined benefit pension plans whereby the funded current liability percentage must be at least 90% of the current liability in order to prevent noticing to members of an underfunded plan. Contributions are made to stay above this threshold and are intended to provide not only for benefits based on service to date, but also for those expected to be earned in the future.

NTELOS Inc. also sponsors a contributory defined contribution plan under Internal Revenue Code Section 401(k) for substantially all employees. Effective April 1, 2003, the Company reinstated its policy to contribute 60% of each participant’s annual contribution for contributions up to 6% of each participant’s annual compensation. Company contributions to this plan vest after three years of service.

RETIREMENT BENEFITS OTHER THAN PENSIONS:    NTELOS Inc. provides certain health care and life benefits for retired employees that meet eligibility requirements. Employees hired after January 1994 are not eligible for these benefits. The Company’s share of the estimated costs of benefits that will be paid after retirement is generally being accrued by charges to expense over the eligible employees’ service periods to the dates they are fully eligible for benefits.

INCOME TAXES:    Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

STOCK-BASED COMPENSATION:    The Company accounts for stock-based employee compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and follows the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and the revised disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123.

Upon the effective date of the Plan of Reorganization, all options under the Predecessor Company stock option plan were cancelled and the plan was terminated. On September 16, 2003, the Predecessor Reorganized Company adopted a new stock option plan for purposes of retaining key employees and enabling them to participate in the future success of the Company (Note 15).

On February 24, 2005, approximately 75% of the then outstanding stock options were purchased at a price of $20.23 per share issuable pursuant to the settlement of vested options as part of the tender offer transaction. On May 2, 2005, the remaining 25% of the stock options vested pursuant to the change in control terms in the stock option agreements and were purchased at a price of $20.23 per share in connection with the closing of the Merger (Notes 2 and 3).

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company’s net income (loss) would have been as follows (in thousands):

	Successor Company	Predecessor Reorganized Company			Predecessor Company
	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 9, 2003	Year ended December 31, 2002
Net income (loss), as reported	$537	$(1,717)	$38,312	$4,670	$142,026	$(488,947)
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	1	740	739	925	898	1,708

Net income (loss), proforma	$536	$(2,457)	$37,573	$3,745	$141,128	$(490,655)

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 0%; risk-free interest rate of 3.84% for the period May 2, 2005 through June 30, 2005, 2.5% for all periods in 2003 through May 1, 2005 and 3.04% to 5.05% for 2002; expected life of 5 years for all periods in 2003 through 2005 and 6 years in 2002; and, a price volatility factor of 43.0% for the Successor Company period May 2, 2005 through June 30, 2005 and 65.7% to 92.4% for the Predecessor Company periods ended September 9, 2003 and December 31, 2002. In accordance with the provisions of SFAS No. 123 for non-public companies, a price volatility factor was not required or used for all Predecessor Reorganized Company periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS:    Statement of Financial Accounting Standard No. 107, Disclosure About Fair Value of Financial Instruments (“SFAS No. 107”), requires certain disclosures regarding the fair value of financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost which approximates fair value because of the short-term maturity of these instruments. The fair values of other financial instruments are based on quoted market prices or discounted cash flows based on current market conditions.

In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, as amended by SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133 and 138”). SFAS Nos. 133 and 138 require all derivatives to be measured at fair value and recognized as either assets or liabilities on the Company’s balance sheet. Changes in the fair values of derivative instruments are recognized in either earnings or comprehensive income, depending on the designated use and effectiveness of the instruments (Note 11).

RECENT ACCOUNTING PRONOUNCEMENTS:    In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not anticipate that the implementation of FIN 47 will have a material impact on its consolidated financial position, results of operations or cash flows.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS No. 123R”). SFAS No. 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. Additionally, compensation expense will be recognized over the remaining employee service period for the outstanding portion of any awards for which compensation expense had not been previously recognized or disclosed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25 and its related interpretations.

The Company is required to adopt SFAS No 123R no later than January 1, 2006. The Company does not believe that the effects of adoption will have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Note 6.    Disclosures about Segments of an Enterprise and Related Information

The Company manages its business segments with separable management focus and infrastructures.

Wireless PCS:    The Company’s wireless PCS business carries digital phones and services, marketed in the retail and business-to-business channels throughout much of Virginia and West Virginia. The Company’s Wireless PCS segment operates in three primary markets: Virginia East, Virginia West and West Virginia. The Virginia East market covers a populated area of 3.3 million people primarily in the Richmond and Hampton Roads areas of Virginia through Richmond 20MHz, LLC, a wholly owned subsidiary. The region was added in July 2000 from the PrimeCo VA acquisition. The Virginia West market currently serves a populated area of 2.2 million people in central and western Virginia primarily through the Virginia PCS Alliance, L.C. (“VA Alliance”), a 97% majority owned Limited Liability Company. The West Virginia market is served by West Virginia PCS Alliance, L.C. (“WV Alliance”), a wholly owned limited liability company, and currently serves a populated area of 1.6 million people primarily in West Virginia, but extending to parts of eastern Kentucky, southwestern Virginia and eastern Ohio. In addition to the markets indicated above, the Company has licenses, which are not currently active, that cover a populated area of 1.4 million people at June 30, 2005.

In addition to the end-user customer business, the Company provides roaming services to other PCS providers and has a wholesale network access agreement with Sprint PCS, Inc. entered into in June 2004. Prior to this, the Company had a wholesale network access agreement with Horizon Personal Communications, Inc., a Sprint affiliate (Note 16). Revenue from these wholesale service agreements was $10.0 million, $19.9 million, $51.6 million, $14.3 million, $18.6 million, and $33.9 million for the Successor Company period from May 2, 2005 through June 30, 2005, the Predecessor Reorganized Company period from January 1, 2005 through May 1, 2005, for the year ended 2004 and the period from September 10, 2003 through December 31, 2003, and the Predecessor Company period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002, respectively.

RLEC:    The Company has RLEC businesses subject to the regulations of the State Corporation Commission of Virginia. NTELOS Inc. has owned one of these for over 100 years and the other was added in early 2001 through a merger with R&B Communications, Inc. These businesses serve several areas in western Virginia, are fully integrated and are managed as one consolidated operation. Principal products offered by this segment are local service, which includes advanced calling features, network access, long distance toll and directory advertising.

Competitive wireline:    In addition to the RLEC services, the Company directly or indirectly owns 1,900 route miles of fiber optic network and provides transport services for long distance, Internet and private network

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

services. Much of this network is located in regions that the Company sells products and services or provides connections for and between markets the Company serves. The Company’s network is connected and marketed through Valley Network Partnership (“ValleyNet”), a partnership of three nonaffiliated communications companies that have interconnected their networks to a nonswitched, fiber optic network. The ValleyNet network is connected to and marketed with other adjacent fiber networks creating a connected fiber optic network serving the ten state mid-Atlantic region, stretching from Pennsylvania to Florida north to south and west as far as Charleston, WV.

The Company also offers competitive local exchange carrier (“CLEC”) services. Through its wholly owned subsidiaries certified in Virginia, West Virginia and Tennessee, it currently provides CLEC service in 16 geographic markets. The Company has a facilities based strategy, offering broadband service applications such as Ethernet, PRI connections and competitive access utilizing its fiber network. Over 35% of the Company’s CLEC lines are completely on its network. Also within this segment, the Company provides Internet access services through a local presence in 57 markets in Virginia, West Virginia, Tennessee and North Carolina. Through internal growth and acquisition, the Company significantly expanded its Internet Service Provider (“ISP”) business and customer base during the period 1998 through 2002. The Company’s focus with internet has shifted to concentrate efforts on broadband service offerings. Dedicated high-speed access, Digital Subscriber Line (“DSL”) and portable broadband are the primary broadband products.

These operations are a single segment due to the interdependence of network and other assets and functional support. In addition, of the services within these product offerings are or can be either data or voice or both. The distinction lies in the transport medium and protocol, with the actual service received by the customer being essentially the same. Based on this evolution of these products, these products are now managed as one consolidated operation.

Other:    Other communications services includes certain unallocated corporate related items, as well as results from the Company’s paging, other communication services and wireline and wireless cable businesses, which are not considered separate reportable segments. The wireline cable business was sold in 2003 (Note 8) and the wireless cable business discontinued its operations in first quarter 2004. Wireless cable was not accounted for as a discontinued operation as the financial position, results of operations and cash flows of this business were immaterial to the consolidated financial statements during 2003 and 2004. Total unallocated corporate operating expenses were $.8 million (inclusive of $.3 million of advisory fee (Note 3), $.9 million, $2.8 million, $.5 million, $5.0 million and $3.9 million for the Successor Company for the period May 2, 2005 through June 30, 2005, the Predecessor Reorganized Company period January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and the period from September 10, 2003 through December 31, 2003, and the Predecessor Company period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002, respectively. In addition, restructuring charges were $.1 million, $15.4 million, $.8 million, $2.4 million and $4.3 million for the Successor Company for the period May 2, 2005 through June 30, 2005, the Predecessor Reorganized Company for the periods January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and for the Predecessor Company period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002, respectively.

The Company has one customer that accounted for greater than 10% of its revenue during the year ended 2004 and the 2005 periods. Revenue from this customer was primarily derived from a wireless PCS wholesale contract and RLEC and competitive wireline segments’ network access. The percent of operating revenue from this customer for the Successor Company period May 2, 2005 through June 30, 2005 was approximately 18% and for the Predecessor Reorganized Company periods January 1, 2005 through May 1, 2005 and for the year ended 2004 were approximately 18% and 10%, respectively.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Summarized financial information for the Company’s reportable segments is shown in the following table. On the Statement of Operations, the wireless communications revenue caption is exclusively comprised of the wireless PCS segment and the wireline communications revenue captions is comprised of the RLEC and the competitive wireline segments.

(in thousands)	Wireless PCS	RLEC	Competitive Wireline	Other	Total
Successor Company
As of June 30, 2005 and for the period May 2, 2005 through June 30, 2005
Operating Revenues	$45,242	$9,195	$8,639	$124	$63,200

Operating Income (Loss)	4,287	4,395	1,321	(1,027)	8,976
Depreciation & Amortization	10,265	2,549	1,847	52	14,713
Accretion of Asset Retirement Obligation	119	—	—	(21)	98
Capital and Operational Restructuring Charges	—	—	—	120	120

Total Segment Assets	487,467	204,163	97,618	1,383	790,631
Corporate Assets					78,836

Total Assets					$869,467

Predecessor Reorganized Company
For the period January 1, 2005 through May 2, 2005
Operating Revenues	$89,826	$18,834	$16,674	$343	$125,677

Operating Income (Loss)	12,205	10,611	2,595	(7,762)	17,649
Depreciation & Amortization	16,768	3,618	3,308	105	23,799
Accretion of Asset Retirement Obligation	231	4	13	4	252
Gain on Sale of Assets	(51)	—	(21)	(8,670)	(8,742)
Capital and Operational Restructuring Charges	—	—	—	15,403	15,403

As of and for the year ended December 31, 2004
Operating Revenues	$234,682	$56,280	$48,971	$1,769	$341,702

Operating Income (Loss)	20,722	28,998	9,773	(4,929)	54,564
Depreciation & Amortization	44,557	11,239	8,740	639	65,175
Accretion of Asset Retirement Obligation	605	12	37	26	680
Capital and Operational Restructuring Charges	—	—	—	798	798

Total Segment Assets	290,624	154,867	87,101	2,687	535,279
Corporate Assets					85,178

Total Assets					$620,457

As of December 31, 2003 and for the period September 10, 2003 through December 31, 2003
Operating Revenues	$66,769	$17,159	$15,275	$962	$100,165

Operating Income (Loss)	138	8,419	2,852	(731)	10,678
Depreciation & Amortization	11,546	3,741	3,267	306	18,860
Accretion of Asset Retirement Obligation	201	6	18	—	225

Total Segment Assets	316,720	161,402	82,679	2,931	563,732
Corporate Assets					86,491

Total Assets					$650,223

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands)	Wireless PCS	RLEC	Competitive Wireline	Other	Total
Predecessor Company
For the period January 1, 2003 through September 9, 2003
Operating Revenues	$132,766	$36,193	$34,910	$3,920	$207,789

Operating Income (Loss)	(14,927)	18,538	7,627	(8,357)	2,881
Depreciation & Amortization	36,010	6,044	7,731	1,439	51,224
Accretion of Asset Retirement Obligation	409	4	24	—	437
Asset Impairment Charge	—	—	—	545	545
Capital and Operational Restructuring Charges	—	—	—	2,427	2,427

For the year ended December 31, 2002

Operating Revenues	$171,495	$47,783	$50,437	$9,151	$278,866

Operating Income (Loss)	(410,177)	24,791	(13,718)	(16,983)	(416,087)
Depreciation & Amortization	61,141	7,817	10,521	3,445	82,924
Asset Impairment Charge	366,950	—	20,900	15,030	402,880
Gain on Sale of Assets	(3,076)	—	—	(5,396)	(8,472)
Capital and Operational Restructuring Charges	—	—	—	4,285	4,285

Note 7.    Asset Impairment Charges

The Company has considered the existence of impairment indicators for the period ended June 30, 2005 and has noted none. The Company performed its annual SFAS No. 142 impairment testing on goodwill and indefinite lived intangible assets for 2004 on October 1, 2004. Based on the results of this testing, goodwill and indefinite lived intangible assets were determined to be unimpaired at October 1, 2004. The Company reviewed the results of the October 1, 2004 testing as of December 31, 2004 and concluded that no material changes would have been made to the underlying assumptions that would have resulted in materially different test results from those performed as of October 1, 2004.

During the period ended September 9, 2003, the Company determined that there was sufficient evidence of impairment indicators to warrant impairment testing of the Company’s wireline cable operations. Due to the customer decline and its effect on the selling price of this business, the goodwill of this business was determined to be impaired and, therefore, the Company recorded a $.5 million asset impairment charge during the period ended September 9, 2003. The Company closed on the sale of this business on September 19, 2003.

As discussed in Note 4, all other long lived assets required to be tested under the provisions of SFAS No. 142 and SFAS No. 144 were revalued in the Company’s application of fresh start accounting. There were no significant changes within the Company or in industry or general economic external factors from the September 9, 2003 reorganization date to October 1, 2003, the date the Company has chosen to perform its annual SFAS No. 142 impairment testing or through December 31, 2003.

The Company adopted SFAS No. 142 on January 1, 2002. The Company completed the transitional impairment testing as of January 1, 2002 for goodwill and assembled workforce and determined that no impairment existed as of that date. However, based on changes in market conditions, the competitive landscape and the Company’s future projections, all of which is more fully discussed below, the Company recorded a $365 million asset impairment charge pursuant to SFAS No. 142 testing performed as of October 1, 2002. In addition, the Company recorded a $38 million impairment in property, plant and equipment related to the SFAS No. 144 impairment testing in 2002.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Year ended December 31, 2002—Predecessor Company

During the first quarter of 2003, the Company completed the 2002 annual SFAS No. 142 impairment testing of all goodwill and indefinite lived intangible assets as of October 1, 2002. The Company performed valuation work related to the PCS radio spectrum licenses, goodwill and the assembled workforce intangible asset within the wireless segment. The Company performed testing of wireless goodwill and the wireless assembled workforce intangible asset utilizing a combination of a discounted cash flow method and other market valuation methods. The Company’s testing of PCS radio spectrum licenses and goodwill in the other reporting units utilized a discounted cash flow method. The discounted cash flow method involved long-term cash flow projections using numerous assumptions and estimates related to these projections. In performing this testing, the Company revised its business and financial forecasts to reflect the current and projected results. During this exercise, revisions to certain of the Company’s short-term and long-term assumptions had a significant impact on the Company’s long-term cash flows. The level of competition in pricing and plan offerings, customer churn rate and other market condition variables negatively affected the Company and the industry sector’s financial projections. Additionally, market valuations continued to decline throughout 2002. Based on this testing, the Company concluded that the wireless radio spectrum licenses required an impairment adjustment of $313.7 million. Additionally, in connection with requirements under SFAS No. 142, the Company determined that there was no intrinsic value of the goodwill and assembled workforce asset and recorded a $24.8 million impairment charge accordingly.

In addition to the impairment determined in the wireless PCS segment, the Company’s network segment, which contained $27.6 million of goodwill, was found to be impaired as measured under the provisions of SFAS No. 142. The network segment experienced unfavorable pricing adjustments throughout 2002 that resulted in the lowering of cash flow projections. As noted above, the Company utilized a discounted cash flow model in determining the existence of impairment in this segment. From these updated calculations, the segment’s fair value was determined to be below the carrying value. Upon completing the “memo based” purchase price allocation as required under step 2 of SFAS No. 142, the Company determined the goodwill impairment valuation adjustment to be $20.9 million.

The Company’s RLEC segment, which had $65.5 million of goodwill from the R&B Communications merger in 2001, contained two RLEC businesses which were managed as one operating segment as they were operationally integrated and management reviewed results and allocated resources from a consolidated perspective. Therefore, the SFAS No. 142 testing was required to be performed on the total segment (similar to the Company’s network and ISP businesses). Based on this testing, the Company determined that there was no impairment of this goodwill. Had the SFAS No. 142 testing been performed on the R&B RLEC as a stand alone entity, this goodwill would have been impaired and an impairment charge would have been required.

In addition to the testing under SFAS No. 142, the Company determined that impairment indicators were present in all of its operating segments under the provisions of SFAS No. 144 (see Note 5, “Significant Accounting Policies” for additional discussions of this standard). Based on the results of the Company’s SFAS No. 144 testing, certain of the wireless PCS segment assets were found to be impaired. Accordingly, the Company determined the fair market value of these assets. Based on this determination, the Company found the property, plant and equipment to be impaired by $16.7 million, primarily related to cell site and other network plant and equipment. Other finite lived intangible assets consist of the customer list and tower franchise rights originating from the 2000 acquisition of PrimeCo VA. These assets had carrying values of $9.7 million and $2.1 million, respectively, and were being amortized over useful lives of 5 years and 10 years, respectively. The Company determined that the market for these intangible assets had significantly deteriorated and thus, these assets had only marginal or no marketable value. Accordingly, the Company recorded an additional $11.8 million impairment.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company’s wireless cable business contained goodwill and licenses of $3.7 million and $12.8 million, respectively, and property, plant and equipment totaling $1.4 million. The use of the licenses and long lived assets was primarily for one-way video transmission. This application did not produce sufficient cash flows to recover the carrying value of these assets under SFAS No. 142 and SFAS No. 144. Management had been testing a two-way high speed Internet application which, if deployed, was expected to produce cash flows which would recover the carrying value of the goodwill, licenses and property, plant and equipment. Based on the progress of this new application, certain required FCC approvals over the use of the licensed spectrum which were expected but remain pending at this time, and other factors relating to capital funding and forecasting uncertainties, the Company did not consider this application in performing the impairment testing. Accordingly, the Company recorded a write-down of the goodwill, licenses and property, plant and equipment of $3.7 million, $10.3 million and $1.1 million, respectively.

The Company reviewed the results of the October 1, 2002 testing as of December 31, 2002 and concluded that no material changes would have been made to the underlying assumptions that would have resulted in materially different test results from those performed as of October 1, 2002.

A summary of the asset impairment charges recorded in 2002 and discussed above follows:

(In thousands)	Historical Carrying Value	Fair value	Asset Impairment Charges
Wireless PCS
Property, Plant and Equipment -VA East Market	$104,808	$88,140	$16,668
Goodwill and Assembled Workforce	24,836	—	24,836
Licenses	428,066	114,389	313,677
Other Intangibles	11,769	—	11,769

Sub-total	569,479	202,529	366,950

Network Segment Goodwill	25,582	4,682	20,900
Wireless Cable
Property, Plant and Equipment	1,383	294	1,089
Goodwill	3,654	—	3,654
MMDS Licenses	12,787	2,500	10,287

Sub-total	17,824	2,794	15,030

Totals	$612,885	$210,005	$402,880

Note that the table above indicates $104.8 million historical carrying value of wireless PCS property, plant and equipment. This only represents those assets used in the VA East market (formerly PrimeCo VA, acquired in 2000) out of the total $249.5 million of wireless PCS property, plant and equipment. The remaining assets in the Company’s VA West and WV markets were not required to be adjusted to fair value based on the results of the SFAS No. 144 tests of recoverability.

Note 8.    Asset Dispositions

On November 18, 2004, the Company signed an agreement to sell certain inactive PCS licenses covering a population of approximately 2 million in Pennsylvania for $15.5 million. Each license covered 10 MHz of spectrum. The book value of these licenses was $10.0 million. Final closing occurred in February 2005, with the Company recognizing net proceeds of $15.2 million and recognized a gain of $5.2 million.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On November 11, 2004, the Company signed an agreement to sell all of the MMDS spectrum licenses, spectrum leases and wireless cable equipment in the Richmond, VA market for a minimum of $4.2 million and up to $5.0 million, conditioned on the satisfactory completion of certain deliverables. Additionally, the Company assigned all spectrum leases and tower leases for this market to the buyer. The book value of the licenses is $1.5 million and the equipment assets have a book value of less than $.1 million. During the period ending May 1, 2005 the Company closed on the sale of substantially all of these assets and recognized net proceeds of $4.8 million and recognized a gain of $3.5 million.

On December 31, 2003, the Company sold a vacant building, the underlying land and certain equipment for its net book value of $1.8 million.

On September 19, 2003, the Company closed on the sale of the wireline cable business at its book value of $7.6 million and, in connection with this asset sale, made a mandatory payment on the Senior Credit Facility of $1.9 million. The Company did not reclassify the wireline cable business as a discontinued operation in the statements of operations as the operating results of this business are immaterial to the Company’s consolidated results of operations. The revenues and net loss of the wireline cable business for the period January 1, 2003 through the September 19, 2003 sale date were $1.2 million and $.7 million, respectively, which represent .5% of both the consolidated revenues and net income.

On May 6, 2003, the Company closed on the sale of its Portsmouth, Virginia call center building for its book value of $6.9 million. This 100,000 square foot facility housed part of the Company’s wireless customer care center and certain other support personnel, as well as provided $.7 million of annual rental income from third party tenants. The Company continues to occupy 7,000 square feet of the facility through a seven year operating lease agreement. The customer care operations have been transitioned to other Company owned or leased facilities. In connection with this transition, the Company incurred approximately $.7 million of transition related costs such as severance costs, training and duplicated employee costs during the transition period, and additional facility rental expense. In accordance with the April 17, 2003 court orders approving this transaction, the net proceeds from this sale were applied against the $325 million Senior Credit Facility entered into on September 9, 2003 (the “Senior Credit Facility”).

In July 2002, the Company agreed to terms with telegate AG, the purchaser of NTELOS’ directory assistance operation in 2000, to release telegate AG from certain building lease obligations related to that transaction. In consideration, the Company received $.9 million in cash and $.2 million in furniture and fixtures. This $1.1 million settlement was reported in operating revenues within the Other Communications Services line. The original lease term was five years with annual lease revenue of $.8 million, which was reported in operating revenues within the Other Communication Services line as well. In 2002, prior to the termination settlement, the Company recorded lease revenue of $.5 million.

In May 2002, the Company sold its 3% minority partnership interest in America’s Fiber Network LLC for proceeds of $2.6 million, recognizing a $.2 million loss on the transaction reported in Other Income (Expense) on the Consolidated Statements of Operations. Concurrently, the Company purchased the use of approximately 700 new route miles of fiber contiguous to, or an extension of, the Company’s existing fiber for $2.6 million.

In January 2002, the Company sold 24 communications towers for $8.2 million. In 2000 and 2001, the Company sold 197 towers for $63.0 million. In connection with these transactions, the Company has certain future leaseback and other commitments. Accordingly, the gain on these sales was deferred for financial reporting purposes and was being amortized over a ten year expected leaseback period. The remaining unamortized deferred gains totaled $22.2 million on December 31, 2002. On September 9, 2003, the balance of the unamortized deferred gains was $20.2 million. In connection with our application of fresh start accounting, this deferred gain was eliminated and an unfavorable lease obligation of $6.8 million, representing the fair value

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

of the future unfavorable lease term, was recorded. On May 2, 2005, in connection with purchase accounting, this deferred gain was again adjusted to the fair value, along with a calculation for all leases, of the future unfavorable lease term (Note 3).

In 2002, the Company sold certain excess PCS licenses for combined proceeds of $18.0 million, recognizing a $8.4 million gain. Additionally, the Company sold various investments in 2002 for $1.6 million, which approximated the related investment carrying values. Finally, the Company recognized a $1.1 million permanent impairment loss in 2002 associated with its investment in WorldCom, Inc. which is classified in Other Income (Expense) in the Consolidated Statements of Operations.

Note 9.    Long-Term Debt

As of June 30, 2005, December 31, 2004 and December 31, 2003, the Company’s outstanding long-term debt consisted of the following:

(In thousands)	June 30, 2005	December 31, 2004	December 31, 2003
First Lien Term Loan	$398,000	$—	$—
Second Lien Term Loan	225,000	—	—
Variable rate Senior Credit Facility	—	169,176	216,432
6.25% to 7.0% Notes payable secured by certain PCS radio spectrum licenses	—	4,413	6,360
5.0% to 6.05% Notes payable secured by certain assets	—	4,974	5,095
9.0% Unsecured Senior Convertible Notes	—	—	74,273
Capital lease obligations	1,574	1,688	8,143

	624,574	180,251	310,303
Less current portion	4,763	10,460	17,860

Long-Term Debt	$619,811	$169,791	$292,443

Long-term debt, excluding capital lease obligations

2005 Financing

On February 24, 2005, the Company entered into $660 million of Senior Secured Credit Facilities (the “Facilities”) consisting of (i) a $400 million, 6.5 year, first-lien term loan facility (the “First Lien Term Loan”), (ii) a $35 million, 5-year, revolving credit facility (the “Revolving Credit Facility”), and (iii) a $225 million, 7 year, second-lien term loan facility (the “Second Lien Term Loan”).

The Company borrowed $625 million under the First and Second Lien Term Loans and used the proceeds to retire the remaining obligations under its existing $325 million Senior Credit Facility entered into on September 9, 2003 (the “Senior Credit Facility”), the existing interest rate swap agreements, 6.25% to 7.0% Notes payable secured by certain PCS radio spectrum licenses and 5.0% to 6.05% Notes payable secured by certain assets for an aggregate disbursement of approximately $183 million. Based on the Company’s application of fresh start accounting (effective September 9, 2003), the 5.0% to 6.05% notes payable carrying value had been reduced below the face value based on fair value interest rates of 7.1% to 8.9%. At the date of retirement, the difference between face value and carrying value of approximately $.8 million was recorded as a component of interest expense.

In connection with the retirement described above, the Company recorded interest expense of approximately $.3 million related to the write-off of deferred debt issuance costs. Additionally, in connection with the

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

retirement of the portion of the original Senior Credit Facility held by RTFC, the investment in RTFC subordinated capital certificates of $7.2 million was netted and accordingly reduced the principal due at the time of the retirement.

The First Lien Term Loan matures in 6.5 years, with quarterly payments of $1 million for the initial 5.5 years, with the remainder due in equal quarterly payments over the year prior to maturity. The Revolving Credit Facility provides for borrowings up to $35 million for five years and is payable in full at maturity. The Second Lien Term Loan matures in 7 years and is payable in full at maturity. The First Lien Term Loan bears interest at rates 2.5% above the Eurodollar rate or 1.5% above the Federal Funds rate, with a 25 basis point reduction in each of these rates when the Company’s leverage ratio is equal to or less than 4.0:1.0, as defined in the agreement. The Second Lien Term Loan bears interest at rates 5.0% above the Eurodollar rate or 4.0% above the Federal Funds rate. Interest on the First and Second Lien Term Loans is due and payable monthly. The First Lien Term Loan and Revolving Credit Facility are secured by a first priority pledge of substantially all property and assets of the Company and all material subsidiaries, as guarantors, excluding the regulated telephone companies. The Second Lien Term Loan is secured by a second priority interest in all collateral pledged to the First Lien Term Loan and Revolving Credit Facility. The First Lien Term Loan contains various restrictions and conditions including covenants relating to leverage and interest coverage ratio requirements and a limitation on future capital expenditures and dividends. The Second Lien Term Loan contains various restrictions and conditions including customary incurrence based covenants. The Second Lien Term Loan contains a 2% prepayment premium prior to its first anniversary date and a 1% prepayment premium prior to its second anniversary date.

In connection with the transactions described above, NTELOS Inc. deferred debt issuance costs of approximately $12.8 million which were being amortized to interest expense over the life of the Facilities. Amortization of these costs for the February 24 through May 1, 2005 was $.4 million. At May 2, 2005, the Company had a $12.4 million unamortized balance of debt financing costs related to the First Lien Term Loan and the Second Lien Term Loan. Through purchase accounting, the deferred financing fees were considered in determining the fair value of the debt and thus this balance was eliminated.

2003 and 2004 Financing

On March 4, 2003, the Company and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (see Notes 1 and 4). In addition, the Company did not make the scheduled semi-annual interest payments due on February 18, 2003 on its 13% Senior Notes (“Senior Notes”) due 2010 and 13.5% Subordinated Notes (“Subordinated Notes”) due 2011 of $18.2 million and $6.4 million, respectively.

On September 9, 2003, the Company emerged from bankruptcy. In connection with the emergence, the Company cancelled its Senior Notes and Subordinated Notes which had carrying values, net of unamortized discounts, of $276.7 million and $95.0 million, respectively, and total accrued and unpaid interest of $27.4 million (Notes 1 and 4).

The Company had a balance outstanding under the Senior Credit Facility of $169.2 million and $216.4 million as of December 31, 2004 and December 31, 2003, respectively. On February 24, 2005, in connection with a series of equity transactions, the Company borrowed $625 million from a new $660 million Senior Secured Credit Facility and used these proceeds to liquidate all of the existing indebtedness with the exception of the capital lease obligations and to repurchase approximately 75% of its existing common stock, warrants and options (Note 2).

The Senior Credit Facility outstanding at December 31, 2004 and 2003 contained a tranche A term loan, tranche B term loan, tranche C term loan and a revolving credit facility and was secured by substantially all

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

assets not secured against other senior debt. At December 31, 2004, the amounts outstanding were $19.5 million, $91.0 million, $58.7 million and $0, respectively, with $32.4 million available under the revolving credit facility. At December 31, 2003, the amounts outstanding relative to each of these was $45.4 million, $98.7 million, $72.3 million and $0, respectively, with $32.4 available under the revolving credit facility. Commitment fees are incurred on the unused portion of the revolving credit facility. The Senior Credit Facility loans began maturing in 2002 with a $.5 million principal payment on the tranche B term loan made quarterly beginning in third quarter 2002 and a $1.3 million principal payment on the tranche A term loan made quarterly beginning in third quarter 2003. The Senior Credit Facility had maturities which totaled $7.2 million during 2004. Final maturity was 2008. The Senior Credit Facility also required that a percentage of asset sale proceeds be used to repay the outstanding balance of the tranche A, B and C term loans. For fiscal year 2004 and 2003, net proceeds from assets sales used to paydown the Senior Credit Facility were $.1 million and $8.2 million, respectively. The loans bore interest at rates of 3% to 4% above the Eurodollar rate or 2.5% to 3% above the federal funds rates. The loans contained certain financial covenants and restrictions to their use.

On September 30, 2004, the Company made an optional prepayment on the Senior Credit Facility of $40.0 million that reduced the remainder of the required future quarterly mandatory payments due for tranche A and tranche B through 2008 and 2007, respectively.

The Company incurred loan origination fees and other closing costs related to the Senior Credit Facility totaling $19.9 million which were classified as deferred charges on the Company’s balance sheet as of December 31, 2002. In accordance with SOP 90-7, these costs were written off and recorded as reorganization items in the first quarter of 2003. Loan origination fees and closing costs for the amended Senior Credit Facility totaling $.5 million were recorded at emergence as deferred charges and are being amortized over the life of the facility and had a net balance of $.3 million at December 31, 2004.

On September 9, 2003, the Company issued $75 million of new 9% Unsecured Senior Convertible Notes (“Convertible Notes”), along with 37,931 shares of New Common Stock, valued at 1% of the purchase price or $750,000. The Convertible Notes were recorded net of the $750,000 fair value of common stock and were being accreted as interest expense up to the face value under the effective interest method over the ten year term of the instrument. Interest was paid on the Convertible Notes semi-annually.

On September 30, 2004, the Company converted the Convertible Notes to 3,793,116 shares of Common Stock. At the date of conversion, the book value of the Convertible Notes, net of the unaccreted discount, was $74.3 million. Therefore, the book value of the 3.8 million shares of Common Stock issued upon conversion was $19.594 per share.

Based on the Company’s application of fresh start accounting, the 5.0% to 6.05% Notes payable carrying value was reduced $.9 million below the face value based on fair value interest rates of 7.1% to 8.9%.

Blended interest rates and future maturities

The Company’s blended interest rate on its long-term debt as of June 30, 2005, December 31, 2004 and 2003 were 6.8%, 9.6%, and 8.8%, respectively.

The aggregate maturities of long-term debt outstanding at June 30, 2005, excluding capital lease obligations, based on the contractual terms of the instruments are $4.0 million per year from 2005 through 2009, $97.3 million in 2010 and $507.7 million thereafter.

Capital lease obligations

In addition to the long-term debt discussed above, the Company has certain equipment capital leases entered into in 2000, all of which mature in 2005. At June 30, 2005, the net present value of these future minimum lease

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

payments was $.4 million. The Company also enters into capital leases on vehicles used in its operations with lease terms of 4 to 5 years. At June 30, 2005, the net present value of these future minimum lease payments is $1.2 million which is net of the amounts representing interest of $.1 million. As of June 30, 2005 the principal portion of these obligations are as follows: $.2 million in the remainder of 2005, $.4 million in 2006, $.2 million in 2007 and less than $.1 million thereafter.

Note 10.    Supplementary Disclosures of Cash Flow Information

The following information is presented as supplementary disclosures for the consolidated statements of cash flows for the periods indicated below.

	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 30, 2003	Year ended December 31, 2002
Cash payments for:
Interest	$9,707	$7,829	$27,563	$7,302	$15,034	$36,187
Income taxes, net of refunds received	306	103	1,058	429	529	(1,038)
Pension and other retirement plan contributions and distributions	$1,164	$7,980	$2,240	$3,583	$—	$—
Non-cash financing activity: Conversion of convertible Notes (Note 9)	$—	$—	$74,322	$—	$—	$—

Within the cash payments for interest amounts in the above table, $.8 million, $1.1 million, $8.9 million, $2.8 million, $6.0 million and $4.9 million relate to interest paid on the interest rate swap agreements for the Successor Company period May 2 through June 30, 2005, the Predecessor Reorganized Company period January 1 through May 1, 2005, for the year ended December 31, 2004, the period from September 10, 2003 through December 31, 2003 and the Predecessor Company period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002 respectively.

As discussed in Note 3, pursuant to the Transaction Agreement, the Company was required to move proceeds from the sale of certain assets into a segregated account and disbursed these funds on the May 2, 2005 merger closing date as part of the consideration used to purchase the remaining security interest not owned by the Buyers. The amount paid to the Buyers from this account was $25.0 million. In addition, the Company has recognized a payable to Holdings Corp. for $5.8 million representing the Company’s obligation to remit to Holdings Corp. the proceeds from the sale and collection on certain identified assets. Receipt of these funds is expected prior to December 31, 2005.

Note 11.    Financial Instruments

The Company is exposed to market risks with respect to certain of the financial instruments that it holds. The following is a summary by balance sheet category:

Cash and Short Term Investments

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Long Term Investments

At June 30, 2005, the Company’s principal investment was $2.5 million of C stock holdings in the Rural Telephone Bank (“RTB”). In connection with the Company’s application of purchase accounting, this asset was valued based on discounted cash flow of anticipated future dividends based on historical trends of RTB dividend payments to the class C stock (Note 3). All of the investments carried under the cost method at June 30, 2005 are high quality instruments. For all periods prior to June 30, 2005, a reasonable estimate of fair value could not be made without incurring excessive costs for investments with no quoted market prices. Additional information regarding the Company’s investments is included in Note 13.

Interest Rate Swaps

Pursuant to the requirements of the new Senior Secured Credit Facility, on February 24, 2005 the Company entered into a new interest rate swap agreement with a notional amount of $312.5 million in order to manage its exposure to interest rate movements by effectively converting a portion of its long-term debt from variable to fixed rates. This swap agreement has maturities up to three years and involves the exchange of fixed rate payments for variable rate payments without the effect of leverage and without the exchange of the underlying face amount. Fixed interest rate payments are at a per annum rate of 4.1066%. Variable rate payments are based on three month US dollar LIBOR. The weighted average LIBOR rate applicable to this agreement was 3.21% on the May 2, 2005 merger transaction closing date and 3.52% on June 30, 2005. The notional amounts do not represent amounts exchanged by the parties, and thus are not a measure of exposure to the Company. The amounts exchanged are based on the notional amounts and other terms of the swaps.

For the Predecessor Reorganized Company period February 24, 2005 through May 1, 2005 and the Successor Company period from May 2, 2005 through June 30, 2005 this swap agreement was not designated as a cash flow hedge for accounting purposes per the provisions of SFAS No. 133 and therefore the changes in market value of the swap agreement were recorded as a charge or credit to interest expense.

On May 2, 2005, the swap had a fair value of a $.7 million liability. The fair value of the swap agreement at June 30, 2005 was a $1.2 million liability.

During September 2000, in accordance with conditions of the Senior Notes, the Company entered into two interest rate swap agreements with aggregate notional amounts of $162.5 million, with maturities of up to 5 years, to manage its exposure to interest rate movements by effectively converting a portion of its long-term debt from variable to fixed rates. The net face amount of interest rate swaps subject to variable rates as of December 31, 2004 and 2003 was $162.5 million. These agreements involve the exchange of fixed rate payments for variable rate payments without the effect of leverage and without the exchange of the underlying face amount. Fixed interest rate payments are at a per annum rate of 6.76%. Variable rate payments are based on one month US dollar LIBOR. The weighted average LIBOR rate applicable to these agreements was 1.67% and 1.24% for 2004 and 2003, respectively. The notional amounts do not represent amounts exchanged by the parties, and thus are not a measure of exposure to the Company. The amounts exchanged are normally based on the notional amounts and other terms of the swaps. The Company retired these swap agreements for $4.1 million on February 24, 2005 commensurate with the retirement of the related Senior Credit Facilities.

The fair values of the interest rate swap agreements are based on dealer quotes. At June 30, 2005, the Company had no exposure to credit loss on interest rate swaps. The fair value of the interest rate swap agreements at June 30, 2005, December 31, 2004 and 2003 was a liability of $1.2 million, $4.7 million and $13.8 million, respectively.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Neither the Company nor the counterparties, which are prominent banking institutions, are required to collateralize their respective obligations under these swaps. The Company is exposed to loss if one or more of the counterparties default. At December 31, 2004 and 2003, the Company had no exposure to credit loss on interest rate swaps.

The Company does not believe that any reasonably likely change in interest rates would have a material adverse effect on the financial position, the results of operations or cash flows of the Company. All interest rate swaps are reviewed with and, when necessary, are approved by the Company’s Board of Directors.

Debt Instruments

On June 30, 2005, the Company’s First and Second Lien Term Loans totaled $623.0 million. Of this amount, $310.5 million was not subject to the new swap agreement. Similarly, on December 31, 2004, the Company’s Senior Credit Facility totaled $169.2 million. Of this amount, $6.7 million was not subject to the former swap agreements. Therefore, the Company had variable rate exposure related to this amount. As indicated in the table below, the Company believes the face value of the senior debt approximates its fair value.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table indicates the difference between face amount, carrying amount and fair value of the Company’s financial instruments at June 30, 2005, and December 31, 2004 and 2003:

Financial Instruments (In thousands)	Face amount			Carrying amount	Fair value
June 30, 2005
Nonderivatives:

Financial assets:
Cash and short-term investments		$19,989		$19,989	$19,989
Long-term investments for which it is:
Practicable to estimate fair value	$	N/A		$2,500	$2,500
Not practicable to estimate fair value		N/A		117	117

Financial liabilities:
Non-marketable long-term debt		$624,574		$624,574	$624,574

Derivatives relating to debt:
Interest rate swaps		$312,500	*	$1,155	$1,155

December 31, 2004
Nonderivatives:

Financial assets:
Cash and short-term investments		$34,187		$34,187	$34,187
Long-term investments for which it is:
Practicable to estimate fair value	$	N/A		$7,556	$7,556
Not practicable to estimate fair value		N/A		115	115

Financial liabilities:
Non-marketable long-term debt		$181,021		$180,251	$180,251

Derivatives relating to debt:
Interest rate swaps		$162,500	*	$4,749	$4,749

December 31, 2003
Nonderivatives:

Financial assets:
Cash and short-term investments		$48,722		$48,722	$48,722
Long-term investments for which it is:
Practicable to estimate fair value	$	N/A		$7,829	$7,829
Not practicable to estimate fair value		N/A		338	338

Financial liabilities:
Non-marketable long-term debt and convertible notes		$312,159		$310,303	$310,303

Derivatives relating to debt:
Interest rate swaps		$162,500	*	$13,844	$13,844

*	Notional amount

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Note 12.    Income Taxes

The components of income tax expense (benefit) are as follows for the periods indicated below:

	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 9, 2003	Year Ended December 31, 2002
Current tax expense (benefit):
Federal	$—	$—	$—	$—	$—	$—
State	190	379	1,001	258	706	957

	190	379	1,001	258	706	957

Deferred tax expense (benefit):
Federal	460	6,082	12,567	1,513	51,084	(137,775)
State	84	1,264	2,381	293	9,360	(25,131)
Valuation allowance for temporary differences		425	(14,948)	(1,806)	(60,444)	155,485

	544	7,771	—	—	—	(7,421)

	$734	$8,150	$1,001	$258	$706	$(6,464)

Total income tax expense (benefit) was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows:

	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year Ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 9, 2003	Year Ended December 31, 2002
Computed tax expense (benefit) at statutory rate of 35%	$445	$2,252	$13,748	$1,706	$50,915	$(173,394)
Nondeductible reorganization items	45	4,405	—	—	3,692	—
State Income taxes, net of federal income tax benefit	178	1,068	2,201	358	6,543	(15,713)
Nondeductible asset impairments	—	—	—	—	—	26,951
Valuation allowance for temporary differences	—	425	(14,948)	(1,806)	(60,444)	155,485
Other, net	66	—	—	—	—	207

	$734	$8,150	$1,001	$258	$706	$(6,464)

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Net deferred income tax assets and liabilities consist of the following components at June 30, 2005 and December 31, 2004 and December 31, 2003:

(In thousands)	June 30, 2005	December 31, 2004	December 31, 2003
Deferred income tax assets:
Retirement benefits other than pension	$3,892	$4,314	$4,128
Pension	6,931	4,862	5,114
Net operating loss	47,478	86,072	139,171
Alternative minimum tax credit carryforwards	—	—	709
Licenses	33,486	68,916	76,826
Interest rate swap	449	1,847	5,385
Debt issuance and discount	4,966	4,318	4,374
Accrued expenses	3,548	4,946	4,737
Federal and state tax credits	—	—	403
Other	1,674	2,603	2,390

Gross deferred tax assets	102,424	177,878	243,237
Valuation allowance	(16,428)	(111,741)	(195,960)

Net deferred tax assets	85,996	66,137	47,277

Deferred income tax liabilities:
Property and equipment	40,103	36,969	18,100
Intangibles	57,668	39,812	41,625
Investments	673	1,804	—

	98,444	78,585	59,725

Net deferred income tax liabilities	$12,448	$12,448	$12,448

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Income tax expense for 2003 and 2004 relate primarily to state minimum taxes.

The Company realized substantial cancellation of indebtedness income as a result of the discharge of existing indebtedness in accordance with the Plan of Reorganization during 2003. The amount of the cancellation of indebtedness income was equal to the difference between the fair market value of any property (including new common stock) received by holders of indebtedness and the adjusted issue price (plus the amount of any accrued but unpaid interest) of the indebtedness exchanged for such property. Realized cancellation of indebtedness income that occurs in a case under the Bankruptcy Code is not recognized for income tax purposes. However, the amount excluded from gross income is applied to reduce tax attributes of the debtor.

The Internal Revenue Service has issued new temporary regulations that modify the attribute reduction methodology related to certain discharge of indebtedness income that consolidated groups must follow. These

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

regulations provide for a multi-tiered look-through approach that reduces consolidated net operating losses (“NOL’s”) and all other consolidated tax attributes, including consolidated tax attributes that are attributable to members other than the debtor member. As a result of these new regulations, the Company was required to reduce certain tax attributes, including its NOL’s, certain other losses, credit carryforwards (if any), and the tax basis in its assets. These attributes were reduced based on certain elections finalized during 2004 in connection with the filing of the 2003 federal income tax return.

In 2004, the Company reduced available net operating losses (“NOL’s”) by approximately $177.4 million, unused tax credits of $1.1 million, and other asset basis by approximately $5.0 million. As a result of the tax elections noted above, and the amended returns discussed below, the Company had remaining available NOL’s of approximately $143.1 million (prior to adjustment for realized built-in losses occurring post-confirmation) at emergence from bankruptcy. These NOL’s, and the adjustments related to realized built-in losses, are subject to an annual utilization limitation of approximately $9.2 million. These NOL’s will be further limited by the annual limitation discussed below relating to our recent merger.

The Company filed amended returns during 2004 to carryback other available NOL’s totaling approximately $17.8 million. These amended returns were filed following the conclusion of our federal tax examination for the years 1998 and 1999.

Subsequent to emergence and through the effective date of our merger (Note 2), the Company has incurred additional NOL’s of approximately $84.9 million. These NOL’s, in addition to amounts which are subject to the first limitation, are subject to an annual limitation of $1.6 million (prior to adjustment for realized built-in gains occurring after the merger). Due to the limited carryforward life of NOL’s and the amount of the annual limitation, it is unlikely that we will be able to realize in excess of $43 million of NOL’s existing prior to our emergence from bankruptcy. However, the NOL’s that accumulated since our emergence are expected to be realized due to the anticipation of recognizing certain built-in gains in future periods.

SFAS No. 109 establishes guidelines for companies that qualify for fresh start accounting under SOP 90-7 and have a valuation allowance on their net deferred tax assets at the date of emergence from bankruptcy. These provisions require that any subsequent reduction in a deferred tax asset valuation allowance, as a result of realizing a benefit of preconfirmation deferred tax assets, be first credited to goodwill, then credited to other identifiable intangible assets existing at the date of fresh start accounting and then, if these assets are reduced to zero, credited directly to additional paid in capital. At December 31, 2004, the Company has reduced its deferred tax asset valuation allowance related to the preconfirmation deferred tax asset by $5.5 million related to the anticipated refunds from the amended returns discussed above. Goodwill was reduced by a similar amount.

SFAS No. 109 requires that any subsequent reduction in a deferred tax asset valuation allowance, as a result of realizing a benefit of pre-acquisition deferred tax assets, be first credited against goodwill, then credited to other non-current identifiable intangible assets and then, if these assets are reduced to zero, credited directly to expense. Goodwill of approximately $.5 million was reduced currently to reflect the expected benefit to be received from utilizing pre-acquisition NOL’s.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Note 13.    Securities and Investments

Investments consist of the following:

	Type of Ownership	Carrying Value
(In thousands)		June 30, 2005	December 31, 2004	December 31, 2003
Cost Method:
Restricted investments	Cooperative subordinated capital certificates	$—	$7,556	$7,829
Cash surrender value of life insurance policies	Guaranteed rate government securities	—	—	225
Other	Equity securities	2,617	115	113

		$2,617	$7,671	$8,167

The Company acquired RTFC subordinated capital certificates (“SCC”) of $7.5 million concurrent with the tranche C Senior Credit Facility borrowings of $75 million. The debt instrument required the Company to purchase SCC’s equal to 10% of the tranche C term loan of the Senior Credit Facility. The SCC’s are nonmarketable securities, stated at historical cost and included in restricted investments. As the RTFC loans are repaid, the SCC’s are refunded through a cash payment to maintain a 10% SCC to outstanding loan balance ratio. At December 31, 2004 and 2003, the carrying value of SCC’s was $7.2 million and $7.5 million, respectively. In connection with the refinancing and RTFC loan payoff on February 24, 2005, these SCC’s were redeemed in full.

The Company’s principal investment at June 30, 2005 is $2.5 million of class C stock holdings in the RTB. This was a required investment related to the 5.0% to 6.05% notes payable NTELOS Inc. held with RTB. This debt was paid in full on February 24, 2005 (Note 2). On March 1, 2005, the Company converted approximately 44% of its original restricted, non-dividend paying class B stock investment into the dividend paying class C stock investment. On July 31, 2005, substantially all of the remaining 56% of the class B stock was converted into class C stock. In connection with the Company’s application of purchase accounting, this asset was valued based on discounted cash flow of anticipated future dividends based on historical trends for RTB dividend payments to the class C stock. The Company determined this to be the most appropriate method of valuing this investment due to the relative illiquid nature of the investment.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Note 14.    Pension Plans and Other Postretirement Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans (“OPEB’s”) for its employees. The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets and a statement of the funded status as of and for the period ended June 30, 2005 and for the years ended December 31, 2004 and 2003, and the classification of amounts recognized in the consolidated balance sheets:

	Defined Benefit Pension Plan
	Successor Company	Predecessor Reorganized Company
(In thousands)	June 30, 2005	December 31, 2004	December 31, 2003
Change in benefit obligations:
Benefit obligations, beginning	$37,875	$33,741	$27,694
Service cost	1,215	2,040	1,573
Interest cost	1,151	1,968	1,809
Amendment	449	—	—
Actuarial (gain) loss	6,373	1,926	4,454
Benefits paid	(1,425)	(1,800)	(1,789)

Benefit obligations, ending	$45,638	$37,875	$33,741

Change in plan assets:
Fair value of plan assets, beginning	$22,595	$20,388	$16,389
Actual return on plan assets	1,547	1,767	2,205
Employer contributions	3,662	2,240	3,583
Benefits paid	(1,425)	(1,800)	(1,789)

Fair value of plan assets, ending	$26,379	$22,595	$20,388

Funded status:	$(19,259)	$(15,280)	$(13,353)
Unrecognized net actuarial gain	(288)	2,197	195

Accrued benefit cost	$(19,547)	$(13,083)	$(13,158)

	Other Postretirement Benefit Plan
	Successor Company	Predecessor Reorganized Company
(In thousands)	June 30, 2005	December 31, 2004	December 31, 2003
Change in benefit obligations:
Benefit obligations, beginning	$9,737	$10,610	$9,712
Service cost	70	165	166
Interest cost	282	623	640
Actuarial (gain) loss	543	(1,422)	258
Benefits paid	(351)	(239)	(166)

Benefit obligations, ending	$10,281	$9,737	$10,610

Change in plan assets:
Fair value of plan assets, beginning	$—	$—	$—
Employer contributions	351	239	166
Benefits paid	(351)	(239)	(166)

Fair value of plan assets, ending	$—	$—	$—

Funded status:
Funded status	$(10,281)	$(9,737)	$(10,610)
Unrecognized net actuarial gain	183	(1,423)	—

Accrued benefit cost	$(10,098)	$(11,160)	$(10,610)

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On September 9, 2003, pursuant to the Company’s application of fresh start accounting upon emergence from bankruptcy (Note 4), and then again on May 2, 2005, pursuant to the Company’s application of purchase accounting upon the merger transaction (Note 2 and 3), the Company adjusted its pension and OPEB obligations to fair value. These obligations’ carrying values differ from their fair values due to the existence of unrecognized gains or losses and unamortized prior service costs.

At September 9, 2003, the Company’s pension plan contained unrecognized prior service costs and unrecognized net losses of $.6 million and $7.8 million, respectively. Therefore, the Company’s adjustment to fair value increased the pension obligation by $8.4 million. Similarly, the OPEB obligation was adjusted to fair value resulting in a decreased in the OPEB obligation by the $1.5 million unrecognized net gains as of that date.

Effective January 1, 2005, the Plans benefit formula was amended for a cost of living adjustment which resulted in an unrecognized prior service cost of $.4 million. At May 2, 2005, the Company’s unrecognized prior service costs and unrecognized net losses were $.4 million and $8.4 million, respectively. Therefore, the Company’s adjustment to fair value increased the pension obligation by $8.8 million. Similarly, the OPEB obligation was adjusted to fair value resulting in a decreased in the OPEB obligation by the $1.0 million unrecognized net gains as of that date.

The following table provides the components of net periodic benefit cost for the plans:

	Defined Benefit Pension Plan
	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year Ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 30, 2003	Year Ended December 31, 2002
Components of net periodic benefit cost:
Service cost	$455	$760	$2,040	$491	$1,082	$1,450
Interest cost	412	739	1,968	565	1,244	1,619
Expected return on plan assets	(355)	(711)	(1,843)	(472)	(1,039)	(1,975)
Amortization of prior service cost	—	—	—	—	292	54
Recognized net actuarial gain	—	10	—	—	—	—
Voluntary Early Retirement Cost	—	—	—	—	—	1,098

Net periodic benefit cost	$512	$798	$2,165	$584	$1,579	$2,246

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Other Post Employment Benefit Plan
	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year Ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 30, 2003	Year Ended December 31, 2002
Components of net periodic benefit cost:
Service cost	$25	$44	$165	$52	$114	$175
Interest cost	92	190	623	200	440	661
Recognized net actuarial gain	—	(14)	—	(5)	(11)	(12)

Net periodic benefit cost	$117	$220	$788	$247	$543	$824

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The Company has multiple nonpension post employment benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually. The life insurance plans are also contributory. Eligibility for the life insurance plan is restricted to active pension participants age 50-64 as of January 5, 1994. Neither plan is eligible to employees hired after January 1994. The accounting for the plans anticipates that the Company will maintain a consistent level of cost sharing for the benefits with the retirees.

The assumptions used in the measurements of the Company’s benefit obligations at June 30, 2005, December 31, 2004, 2003 and 2002 are shown in the following table:

	Defined Benefit Pension Plan			Other Post Employment Benefit Plan
	2005	2004	2003	2005	2004	2003
Discount rate	5.50%	6.00%	6.00%	5.50%	6.00%	6.00%
Rate of compensation increase	3.50%	3.50%	3.50%	—	—	—

The assumptions used in the measurements of the Company’s net cost for the Consolidated Statement of Operations fiscal periods in 2005, 2004, 2003 and 2002:

	Defined Benefit Pension Plan
	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	Year Ended December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 30, 2003	Year Ended December 31, 2002
Discount rate	5.50%	6.00%	6.00%	6.75%	6.75%	7.25%
Expected return on plan assets	8.75%	9.00%	9.00%	9.00%	9.00%	10.00%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	4.75%

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Other Post Employment Benefit Plan
	Successor Company	Predecessor Reorganized Company			Predecessor Company
(In thousands)	May 2, 2005 through June 30, 2005	January 1, 2005 through May 1, 2005	December 31, 2004	September 10, 2003 through December 31, 2003	January 1, 2003 through September 30, 2003	December 31, 2002
Discount rate	5.50%	6.00%	6.00%	6.75%	6.75%	7.25%

The Company reviews the assumptions noted in the above table on an annual basis. These assumptions are reviewed annually to reflect anticipated future changes in the underlying economic factors used to determine these assumptions. For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually each year to a rate of 5.0% for 2011 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect to the net periodic postretirement health care benefit cost of a 1% change on the medical trend rate per future year, while holding all other assumptions constant, would be $0.8 million for a 1% increase and $0.6 million for a 1% decrease.

During 2002, the Company offered an early retirement incentive to eligible employees, resulting in 23 employees accepting early retirement at a cost to the plan of $1.1 million.

In December 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. Effective in 2006 there will be a new Medicare Part D benefit, which will make available prescription drug coverage to those over 65. Employers that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D are entitled to an annual subsidy from Medicare, which is equal to 28% of prescription drug costs between $250 and $5,000, for each Medicare-eligible retiree who does not join Part D. The Company and its actuaries have determined that the NTELOS Prescription Drug Plan is at least actuarially equivalent to Medicare Part D.

In accordance with FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, issued on May 19, 2004, the Company elected to reflect the effect of this law as of December 31, 2004. Accordingly, the Company realized a $1.2 million gain related to the Medicare Act subsidy. This gain was being accounted for as an unrecognized actuarial gain amortized over ten years beginning in 2005. In connection with the purchase accounting as of May 2, 2005, the post retirement plan obligation was fair valued and the actuarial gain eliminated accordingly.

The Company’s weighted average expected long-term rate of return on pension assets was 8.75% and 9.0%, for the Successor Company period May 2, 2005 through June 30, 2005 and the Predecessor Reorganized Company period January 1, 2005 through May 1, 2005, respectively. In developing these assumptions, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered its historical 10-year average return (at December 31, 2005 and May 2, 2005), which was in line with the expected long-term rate of return assumptions for the respective periods.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The weighted average actual asset allocations and weighted average target allocation ranges by asset category for the Company’s pension plan assets were as follows:

	Actual Allocation			Target Allocation
Asset Category	June 30, 2005	December 31, 2004	December 31, 2003
Equity securities	74%	75%	75%	75%
Bond securities	26%	25%	25%	25%

Total	100%	100%	100%	100%

It is the Company’s policy to invest pension plan assets in a diversified portfolio consisting of an array of asset classes. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets are primarily invested in investment funds that invest in a broad mix of equities and bonds. The allocation between equity and bonds is reset quarterly to the target allocations. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

The Company expects to contribute $6.3 million to the pension plan in 2006.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
(in thousands)
July 1, 2005 through December 31, 2005	$960
2006	1,948
2007	1,922
2008	1,871
2009	1,943
2010	2,047
2011 - 2015	$12,660

Other benefit plans

The accumulated benefit obligation of the Company’s nonqualified pension plan was approximately $2.7 million, $6.5 million and $6.0 million at June 30, 2005, December 31, 2004 and 2003, respectively, $4.2 million of which was paid out on February 24, 2005, concurrent with the recapitalization (Note 2). On May 2, 2005, an additional $.8 million was paid out commensurate with the merger and related change of control provisions of the plan. The Company’s plans for postretirement benefits other than pensions have no plan assets and are closed to new participants.

The Company also sponsors a defined contribution 401(k) plan. The Company’s matching contributions to this plan were $.2 million for the Successor Company period May 2, 2005 through June 30, 2005. The Company’s matching contributions to this plan were $.3 million, $.8 million and $.3 million for the Predecessor Reorganized Company period of January 1, 2005 through May 1, 2005, for the year ended December 31, 2004 and for the period from September 10, 2003 through December 31, 2003, respectively. The Company’s matching contributions to this plan for the Predecessor Company period January 1, 2003 through September 9, 2003 and for the year ended December 31, 2002 were $.3 million and $.2 million, respectively. The Company ceased matching contributions to the defined contribution plan for the period April 1, 2002 through March 31, 2003 as part of the actions taken in a 2002 operational restructuring plan. Company matching contributions were reinstated on April 1, 2003.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Note 15.    Stock Plans

On May 2, 2005, Holding Corp. adopted a stock option plan offered to certain key employees of NTELOS Inc. At June 30, 2005, 120,075 options from the Option Plan with an exercise price of $1.00 are outstanding. The options vest one-fourth annually, beginning one year after the grant date.

Upon the effective date of the Plan of Reorganization, all options under the Predecessor Company stock option plan were cancelled and the plan was terminated. On September 16, 2003, the Predecessor Reorganized Company adopted a new stock option plan (“Option Plan”) for purposes of retaining key employees and enabling them to participate in the future success of the Company. The maximum number of shares of Common Stock that could be issued under the Option Plan and to which options may relate is 1,585,414 shares of Common Stock. The Predecessor Reorganized Company also adopted a new Non-Employee Director’s Stock Option Plan (“Director’s Plan”) which provided for the grant of stock options to a non-employee director and provided the non-employee director the opportunity to receive stock options in lieu of a retainer fee. A maximum of 160,000 shares of common stock could be issued upon the exercise of options granted under the Director’s Plan. Hereinafter the Option Plan and Directors Plan may be referred to as the “Plans”. Stock options granted under the Plans could not be for less than 100% of fair value at the date of grant and had a maximum life of ten years from the date of grant. Options and other awards under the Plans could be exercised in compliance with such requirements as determined by a committee of the Board of Directors. At December 31, 2003, 1,298,295 options were granted from the Plans with an exercise price of $19.77. One-third of the options vest immediately, one-third vest one year after the grant date and the remaining one-third vests two years after the grant date.

On February 24, 2005, in connection with the first step of the merger and recapitalization transactions (Note 2), the Company repurchased approximately 969,000 shares (approximately 75%) of the common stock options outstanding for $20.23 per share for common stock issuable pursuant to the exercise of vested options. On May 2, 2005, pursuant to the Transaction Agreement, the Buyers acquired all of the Company’s remaining options for $20.23 per share of common stock issuable pursuant to the exercise of options.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A summary of the activity and status of the Plans for Predecessor Reorganized Company for the period ended May 1, 2005, the year ended December 31, 2004, the period September 10, 2003 through December 31, 2003 and for the Predecessor Company period January 1, 2003 through September 9, 2003 and the year ended December 31, 2002 are as follows (in thousands except per option amounts):

	Predecessor Reorganized Company						Predecessor Company
	January 1, 2005 through May 1, 2005		Year Ended December 31, 2004		September 10, 2003 to December 31, 2003		January 1, 2003 to September 9, 2003		Year Ended December 31, 2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of period	1,296,245	$19.77	1,298,295	$19.77	—	$—	1,569,916	$18.28	1,146,001	$25.24
Granted	—	—	—	—	1,298,295	19.77	—	—	544,657	4.03
Exercised	(1,296,245)	19.77	—	—	—	—	—	—	—	—
Forfeited	—	—	(2,050)	19.77	—	—	—	—	(120,742)	20.09
Cancelled	—	—	—	—	—	—	(1,569,916)	—	—	—
Outstanding at end of period	—	—	1,296,245	19.77	1,298,295	19.77	—	—	1,569,916	18.28

Exercisable at end of period	—	$—	865,530	$19.77	432,765	$19.77	—	$—	656,591	$25.09

Weighted average fair value per option of options granted during the period	N/A		N/A		$2.80		N/A		$2.75

Note 16.    Commitments and Contingencies

Operating Leases

The Company has several operating leases for administrative office space, retail space, tower space, channel rights and equipment, certain of which have renewal options. The leases for retail and tower space have initial lease periods of one to thirty years. These leases are associated with the operation of wireless digital PCS services primarily in Virginia and West Virginia. The leases for channel rights related to the Company’s MMDS spectrum, formerly used by the wireless cable operations and currently used to deliver a portable broadband Internet service, have initial terms of three to ten years. The equipment leases have an initial term of three years. Rental expense for all operating leases was $3.2 million for the period May 2, 2005 through June 30, 2005, $6.2 million for the period January 1, 2005 through May 1, 2005, $18.0 million for the year ended 2004, $12.0 million for the period January 1 through September 9, 2003, $5.1 million for the period September 10, 2003 through December 31, 2003 and $14.7 million for the year ended 2002. The total amount committed under these lease agreements at June 30, 2005 is: $8.8 million for the period July 1, 2005 through December 31, 2005, $15.9 million in 2006, $13.4 million in 2007, $12.0 million in 2008, $11.2 million in 2009, $6.3 million in 2010 and $12.3 million for the years thereafter.

Other Commitments and Contingencies

The Company provided digital PCS services on a wholesale basis to Horizon Personal Communications, Inc. (“Horizon”), a Sprint PCS affiliate, in certain contiguous geographic areas the Company serves through the period ended June 15, 2004. On June 15, 2004, Horizon and its debtor affiliates sold their economic interests in their PCS subscribers in this geographic area to Sprint PCS. The Company entered into a seven-year definitive agreement to continue providing digital PCS services on a wholesale basis to Sprint PCS.

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On June 5, 2004, the Company entered into a settlement agreement with Horizon resolving disputes over the pricing and payment for voice, data and other services provided to Horizon for the period from August 15, 2003 to June 15, 2004. Pursuant to this settlement, the Company retained all payments actually made by Horizon for services rendered during the period commencing August 15, 2003 and ended December 31, 2003, and received payment of $3.866 million per month from Horizon for services rendered during the period commencing January 1, 2004 and ending June 15, 2004. The Company made adjustments during 2004 to recognize the outcome of this settlement and the related settlement costs.

This settlement did not resolve disputed categories of charges under the Network Services Agreement for the period prior to August 15, 2003 (the “pre-petition period” under Horizon’s bankruptcy case) as well as the matters submitted to arbitration by both parties (other than the parties dispute as to the appropriate pricing for services provided during the period commencing January 1, 2004 through June 15, 2004). On August 26, 2004, the Company reached agreement with Horizon on the amount of its pre-petition period allowed claim. On September 23, 2004, Horizon’s bankruptcy reorganization plan (the “Horizon Plan”) was confirmed. Accordingly, the Company recognized revenue of $2.1 million in 2004 representing the value of the cash and Horizon stock that was received by the Company in October 2004 pursuant to the terms of the Horizon Plan and on account of the Company’s pre-petition period allowed claim and related revenue reserve adjustments. The Horizon stock received in this settlement was sold in October 2004.

The Company is periodically involved in disputes and legal proceedings arising from normal business activities. During the second quarter of 2004, the Company accrued a charge of $1.9 million in corporate operations expense relating to certain operating tax issues. In addition, although the Company has consummated its Plan of Reorganization and emerged from its Chapter 11 proceedings, one dispute with respect to the amount of allowed claim owed by the Company to one of its creditors remains outstanding. While the outcome of this and other such matters are currently not determinable, management does not expect that the ultimate costs to resolve such matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows and adequate provision for any probable losses has been made in our consolidated financial statements.

Other than the commitments noted separately above, the Company has commitments for capital expenditures of approximately $15 million as of June 30, 2005, all of which are expected to be satisfied prior to fiscal year ended December 31, 2005. In addition to this, the Company entered into a purchase agreement with Lucent Technologies in July 2005 which has a $11.7 million purchase commitment that must be satisfied by September 30, 2006.

Note 17.    Capital and Operational Restructuring Charges

During the Predecessor Reorganized Company period January 1, 2005 through May 1, 2005 and for the fiscal year 2004, the Company recorded $15.4 million and $.8 million, respectively, of capital restructuring charges. During the Successor Company period May 2, 2005 through June, the Company recorded an additional $.1 million of capital restructuring charges. These charges relating to legal, financial and consulting costs, accelerated payout of certain retirement obligations, and retention related costs, all of which are directly attributable to the refinancing and merger transactions. In addition to this, the Company incurred $12.8 million of debt issuance costs associated with the new first and second lien term loans which were capitalized and were being amortized over the life of the loans but which were subsequently eliminated through purchase accounting.

During the period January 1, 2003 through September 9, 2003, the Company incurred $11.3 million of legal, financial, and bankruptcy related professional fees in connection with the Company’s comprehensive financial restructuring. The portion of these professional fees which relate to the period January 1, 2003 through March 3, 2003 (period prior to the Bankruptcy filing) was $2.4 million and is classified as operational and capital

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

restructuring charges. The remaining $8.9 million of these professional fees from March 4, 2003 through September 9, 2003 are classified in reorganization items. These reorganization items were $.3 million for the period September 10, 2003 through December 31, 2003.

In 2002, the Company approved a plan that would reduce its workforce by approximately 15% through the offering of early retirement incentives, the elimination of certain vacant and budgeted positions and the elimination of some jobs. The plan also involved exiting certain facilities in connection with the workforce reduction and centralizing certain functions. Under the accounting provisions of Emerging Issues Task Force 94-3 (prior to the adoption of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities), restructuring charges were reported totaling $2.7 million.

Note 18.    Quarterly Financial Information (Unaudited)

Quarterly financial information for the Successor Company period May 1, 2005 through June 30, 2005, the Predecessor Reorganized Company periods January 1, 2005 through May 1, 2005, fiscal year 2004, and September 10, 2003 through December 31, 2003, and for the Predecessor Company periods January 1, 2005 through September 9, 2003 and the fiscal year 2002 is presented below:

Quarterly Review

NTELOS Inc.

	Predecessor Reorganized Company		Successor Company
(In thousands)	First Quarter	April 1, 2005 to May 1, 2005	May 2, 2005 to June 30, 2005
2005
Operating Revenues	$92,570	$33,107	$63,200
Operating Income	17,155	494	8,976
Net Income (Loss)	4,917	(6,634)	537

Depreciation and Amortization	17,504	6,295	14,713
Accretion of Asset Retirement Obligation	189	63	98
Gain on Sale of Assets[1]	(5,246)	(3,496)	—
Capital and Operational Restructuring Charges	5,199	10,204	120

	Predecessor Reorganized Company
(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Operating Revenues[2]	$80,836	$85,329	$88,419	$87,118
Operating Income[3]	11,876	12,926	16,508	13,254
Net Income	5,789	9,684	11,704	11,135

Depreciation and Amortization	15,525	15,902	16,297	17,451
Accretion of Asset Retirement Obligation	156	176	202	146
Capital and Organizational Restructuring Charges	—	—	—	798

NTELOS Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Predecessor Company			Predecessor Reorganized Company
(In thousands)	First Quarter	Second Quarter	7/1/03 to 9/9/03	9/10/03 to 9/30/03	Fourth Quarter
2003
Operating Revenues[4]	$75,787	$75,190	$56,812	$18,473	$81,692
Operating Income (Loss)	2,762	(733)	852	1,450	9,228
Reorganization items, net	(29,358)	(3,968)	202,362	(59)	(86)
Net Income (Loss)	(45,026)	(11,427)	198,479	(208)	4,878
Dividend requirements on predecessor preferred stock	3,757	—	—	—	—
Reorganization items—predecessor preferred stock	(8,325)	—	295,097	—	—
Income (Loss) Applicable to Common Shares	(57,108)	(11,427)	493,576	(208)	4,878

Depreciation and Amortization	17,911	20,187	13,126	4,145	14,715
Accretion of Asset Retirement Obligation	152	171	114	35	190
Asset Impairment Charge	—	—	545	—	—
Capital and Organizational Restructuring Charges	2,427	—	—	—	—

	Predecessor Company
(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002
Operating Revenues	$64,263	$69,376	$72,430	$72,797
Operating (Loss) Income	(13,125)	(3,593)	418	(399,787)
Net Loss	(30,664)	(22,854)	(16,068)	(419,361)
Dividend Requirements on Predecessor Preferred Stock	5,019	5,019	5,189	5,190
Loss Applicable to Common Shares	(35,683)	(27,873)	(21,257)	(424,551)

Depreciation and Amortization	23,095	20,658	21,321	17,850
Asset Impairment Charge	—	—	—	402,880
Gain on Sale of Assets[5]	(1,955)	(2,782)	(3,735)	—
Capital and Organizational Restructuring Charges	1,267	1,426	—	1,592

[1]	The Company received $15.5 million in proceeds and recognized a $5.2 million in gain associated with the sale of certain PCS spectrum licenses in the first quarter 2005. Additionally, the Company received $4.8 million in proceeds and recognized a $3.5 million gain on the sale of certain MMDS radio spectrum licenses in the second quarter 2005.
[2]	Revenues in the second quarter 2004 includes approximately $2.0 million to adjust for the settlement of Horizon PCS billings during the first quarter 2004.
[3]	Operating expenses for the second quarter 2004 include $1.8 million accrued to reflect an estimated utility tax liability.
[4]	The Company did not recognize wholesale wireless revenues in the second and third quarters 2003 of $3.0 million and $4.2 million, respectively, since collection was not considered probable prior to Horizon filing Chapter 11 bankruptcy in August 2003.
[5]	The Company received $2.4 million in proceeds and recognized a $2.0 million gain associated with the sale of certain PCS spectrum licenses in the first quarter 2002. In the second quarter 2002, the Company received proceeds of $12.0 million and recognized a $2.8 million gain on the sale of certain other PCS spectrum licenses. In the third quarter 2002, the Company received proceeds of $3.6 million on the sale of certain other PCS spectrum licenses, recognizing a $3.6 million gain.

NTELOS Holdings Corp.

Consolidated Balance Sheet

(Unaudited)

(In thousands)	September 30, 2005
Assets

Current Assets
Cash and cash equivalents	$16,260
Accounts receivable, net of allowance of $12,963	35,437
Inventories and supplies	2,733
Other receivables and deposits	4,501
Income tax receivable	5,998
Prepaid expenses and other	5,193

70,122

Securities and Investments
Securities and investments	2,823
Deferred assets – interest rate swap	2,783

5,606

Property, Plant and Equipment
Land and buildings	33,587
Network plant and equipment	291,843
Furniture, fixtures and other equipment	30,376

Total in service	355,806
Under construction	24,871

380,677
Less accumulated depreciation	30,940

349,737

Other Assets
Goodwill	163,777
Franchise rights	32,000
Other intangibles, less accumulated amortization of $9,357	117,131
Radio spectrum licenses in service	114,050
Other radio spectrum licenses	1,356
Radio spectrum licenses not in service	16,088
Deferred charges	5,640

450,042

$875,507

See accompanying notes to consolidated financial statements.

NTELOS Holdings Corp.

Consolidated Balance Sheet

(Unaudited)

(In thousands)	September 30, 2005
Liabilities and Stockholders’ Equity

Current Liabilities
Current portion of long-term debt	$4,157
Convertible notes payable to Stockholders	5,755
Accounts payable	21,331
Advance billings and customer deposits	15,034
Accrued payroll	8,853
Accrued interest	401
Deferred revenue	554
Other accrued taxes	3,771
Other accrued liabilities	4,332

64,188

Long-term Liabilities
Long-term debt	619,171
Other long-term liabilities:
Retirement benefits	33,371
Deferred income taxes	12,448
Long-term deferred liabilities	16,012

681,002

Minority Interests	420

Commitments and Contingencies

Stockholders’ Equity
Preferred Stock, par value $.01 per share, authorized 100 shares, none issued	—
Class L common stock, par value $.01 per share, authorized 14,000 shares; 11,364 shares issued and outstanding (liquidation value of $130,221)	124,999
Class A common stock, par value $.01 per share, authorized 1,000 shares, 745 shares issued and outstanding	812
Retained earnings	4,086

129,897

$875,507

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Statement of Operations

(Unaudited)

(In thousands)	Three months ended September 30, 2005	January 14, 2005 (inception) through September 30, 2005
Operating Revenues
Wireless communications	$72,086	$117,328
Wireline communications	27,446	45,280
Other communication services	222	346

	99,754	162,954

Operating Expenses
Cost of wireless sales (exclusive of items shown separately below)	14,558	24,224
Maintenance and support	16,885	27,539
Depreciation and amortization	22,436	37,149
Accretion of asset retirement obligation	218	316
Customer operations	22,624	36,954
Corporate operations	7,717	12,360
Capital restructuring charges	59	179

	84,497	138,721

Operating Income	15,257	24,233

Other Income (Expenses)
Equity share of net loss from NTELOS Inc.	—	(1,213)
Interest expense on debt instruments	(11,212)	(18,610)
Interest expense – change in fair value of the interest rate swap instrument	3,978	3,483
Other income	230	355

	(7,004)	(15,985)

	8,253	8,248
Income Tax Expense	3,385	4,119

	4,868	4,129
Minority Interests in Income of Subsidiaries	(12)	(43)

Net Income	$4,856	$4,086

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Statement of Cash Flows

(Unaudited)

January 14, 2005 (inception) through September 30, 2005
Cash flows from operating activities
Net income	$4,086

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	31,230
Amortization	5,919
Accretion	316
Deferred taxes	4,061
Interest expense—change in fair value of the interest rate swap instrument	(3,483)
Retirement benefits and other	2,639
Equity share of net loss from NTELOS Inc.	1,213
Changes in assets and liabilities from operations, net of effect of acquisitions and dispositions:
Increase in accounts receivable	(2,969)
Decrease in inventories and supplies	1,363
Increase in other current assets	(204)
Changes in income taxes	(665)
Decrease in accounts payable	(254)
Decrease in other current liabilities	(4,949)
Retirement benefit payments	(1,164)

Net cash provided by operating activities	37,139

Cash flows from investing activities
Purchases of property, plant and equipment	(40,409)
Purchase of ownership interest in NTELOS Inc., net of cash acquired	(103,765)

Net cash used in investing activities	(144,174)

Cash flows from financing activities
Proceeds from sale of common stock	119,979
Proceeds from issuance of convertible notes	5,755
Scheduled repayments on long-term debt	(2,326)
Other	(113)

Net cash provided by financing activities	123,295

Increase in cash and cash equivalents	16,260
Cash and cash equivalents:
Beginning of period	—

End of period	$16,260

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Consolidated Statement of Stockholders’ Equity

(Unaudited)

	Common Shares			Membership Interests – Project Holdings LLC	Class L	Class A	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
(In thousands)	Common	Class L	Class A
Balance, January 14, 2005 (inception)
Sale of membership interests	100			$35,690	$—	$—	$—	$35,690
Conversion of membership interests of Project Holdings LLC to Class L shares in NTELOS Holdings Corp.	(100)	3,245		(35,690)	35,690			—
Issuance of Class L and Class A Common Stock		8,119	735		89,309	735		90,044
Comprehensive loss:
Net loss							(770)	(770)

Balance, June 30, 2005	—	11,364	735	$—	$124,999	$735	$(770)	$124,964

Issuance of Class A Common Stock			10			77		77
Comprehensive income:
Net income							4,856	4,856

Balance, September 30, 2005	—	11,364	745	$—	$124,999	$812	$4,086	$129,897

See accompanying Notes to Consolidated Financial Statements.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements

Note 1.    Organization

NTELOS Holdings Corp. (hereafter referred to as “Holdings Corp.” or the “Company”) was incorporated on January 14, 2005 by Quadrangle Capital Partners LP and Citigroup Venture Capital Equity Partners, L.P. (collectively referred to as the “Buyers” or “Investors”) to acquire the stock of NTELOS Inc. and its subsidiaries (collectively referred to as NTELOS Inc.). On January 18, 2005, Holdings Corp. entered into an agreement with NTELOS Inc. and certain of its shareholders (the “Transaction Agreement”) pursuant to which NTELOS Inc. would be acquired by Holdings Corp. at a price of $40.00 per share of common stock.

On February 24, 2005, Holdings Corp. purchased 24.9% of NTELOS Inc. common stock and stock warrants. On May 2, 2005, pursuant to the Transaction Agreement, the Company acquired all of NTELOS Inc.’s remaining common shares, warrants and vested options by means of a merger. As further discussed in Note 2, following completion of the merger transaction on May 2, 2005, NTELOS Inc. became a wholly owned subsidiary of Holdings Corp. Accordingly, the Company began consolidating the results of NTELOS Inc. into its financial statements on this date. From the date of its initial 24.9% investment in NTELOS Inc. to May 1, 2005, the Company accounted for the operating results of NTELOS Inc. under the equity method of accounting.

NTELOS Holdings Corp., through NTELOS Inc., is an integrated communications provider that provides a broad range of products and services to businesses, telecommunication carriers and residential customers in Virginia, West Virginia and surrounding states. The Company’s primary services are wireless digital personal communications services (“PCS”), local and long distance telephone services, broadband network services and high-speed broadband Internet access (such as DSL and wireless modem). NTELOS Holdings Corp. does not have any independent operations.

Note 2.    Acquisition

Holdings Corp. is accounting for the merger in accordance with the purchase method of accounting under the provisions of Statement of Financial Accounting Standards No 141, Business Combinations (“SFAS No. 141”). The combined purchase price of $125.7 million, inclusive of closing costs of $12.1 million, was financed through the issuance of $35.7 million of common stock in the initial closing (which was subsequently cancelled and replaced by approximately 3.2 million shares of Class L common stock), and an additional $89.3 million for Class L common stock (8.1 million shares) and the issuance of $.7 million in Class A common stock (.7 million shares) both of which were issued in the final closing. Pursuant to the terms of the Transaction Agreement, $25.0 million of cash of NTELOS Inc. was used as part of the consideration to purchase the remaining equity. In addition, the Company issued $5.8 million 10% Convertible Notes to the Investors and used these proceeds toward financing the acquisition. Proceeds from a $5.6 million income tax receivable and $.2 million of expected proceeds from a pending asset sale must be used if and when collected to pay down these convertible notes.

The Company’s cost of acquiring NTELOS Inc. totaled $125.7 million and has been used to establish a new accounting basis for the Company’s consolidated assets and liabilities. Excluding $12.1 million used to pay transaction closing costs, these proceeds were used to purchase all of the equity of NTELOS, Inc.

The Company considered a number of factors to determine the fair value of the Company at May 2, 2005. The Company valued all of its assets and liabilities except for current assets and liabilities related to operating activity and certain other items that have a readily determinable fair value. This work included the valuation of property, plant and equipment, identifiable intangible assets, long-term debt, favorable or unfavorable leases and other contractual obligations as of the merger date. The principle valuation techniques utilized a variety and combination of methods such as a market approach, cost approach and income approach. The valuations were prepared based on a number of projections, assumptions, risk assessments, industry and economic tables and

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

other factors. In accordance with the provisions of purchase accounting, the historical common stock and retained earnings were eliminated. The Company has not yet completed the allocation of the purchase accounting to the subsidiaries underlying the business segments, the completion of which may result in further purchase accounting refinements. The Company plans to complete the purchase price allocation on or before December 31, 2005.

The excess of purchase price over the estimated fair value of net assets acquired resulted in $169.2 million of goodwill. The allocation of purchase consideration was as follows:

Current assets	$65,653
Investments	2,609
Property, plant and equipment	340,519
Goodwill	169,248
Franchise rights	32,000
Definite-lived intangible assets	123,050
Radio spectrum license	131,244
Deferred charges	4,630

Total Assets	868,953
Current liabilities	50,381
Long-term debt	631,408
Other long-term liabilities	61,053
Minority interest	377

Net assets acquired at May 2, 2005	$125,734

In connection with the merger, NTELOS Inc. recorded approximately $28.3 million in liabilities, including legal, financial, and consulting costs, additional costs associated with accelerated payout of certain retirement obligations and retention obligations. Of the total amount incurred, $15.4 million and $.2 million were recorded as capital restructuring charges in the periods ended May 1, 2005 and September 30, 2005, respectively. In addition to this, $12.8 million relates to debt issuance costs of the new first and second lien term loans which was originally included in deferred charges but was eliminated on May 2, 2005 through purchase accounting (Note 6).

The Company entered into advisory agreements with CVC Management LLC and Quadrangle Advisors LLC (the “Advisors”) whereby the Advisors will provide advisory and other services to the Company for a period of ten years for a combined annual advisory fee of $2.0 million. The Company recognized $.5 million and $.8 million of advisory fees as corporate operations expense for the three month period ended September 30, 2005 and from the merger date through June 30, 2005, respectively. Under certain conditions set forth in these agreements, the Company could terminate these agreements prior to their expiration. However, should that occur, the Company would be required to pay a termination fee equal to the present value of future scheduled payments.

Note 3.    Investment in NTELOS Inc.

Pursuant to the merger between Holding Corp. and NTELOS Inc. on May 2, 2005, the Company’s ownership in NTELOS Inc. increased from 24.9% (held from February 24, 2005 to May 1, 2005) to 100%. From February 24, 2005 through May 1, 2005 the Company accounted for its investment in NTELOS Inc. under the equity method of accounting. Accordingly, the Company reported its equity share of net loss from NTELOS Inc. for the period February 24, 2005 through May 1, 2005 of $1.2 million. On May 2, 2005, the Company began consolidating NTELOS Inc.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 4.    Significant Accounting Policies

In the Company’s opinion, the accompanying consolidated financial statements, which are unaudited, contain all adjustments (consisting of only normal recurring accruals except for those relating to purchase accounting which are more fully discussed below) necessary to present fairly the financial position as of September 30, 2005, and the results of operations and cash flows for all periods presented on the respective financial statements included herein. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

As noted in Note 1 above, the Company purchased a 24.9% ownership interest in NTELOS Inc. and its subsidiaries on February 24, 2005 and purchased the remaining 75.1% ownership interest on May 2, 2005. The Company accounted for the results of operations for NTELOS Inc. from February 24 through May 1, 2005 using the equity method of accounting. For the period commencing on May 2, 2005, the Company consolidated the financial statements of NTELOS Inc. The consolidated financial statements include the accounts of the Company, NTELOS Inc. and all of its wholly-owned subsidiaries and those limited liability corporations where NTELOS Inc., as managing member, exercises control. All significant intercompany accounts and transactions have been eliminated.

Property, Plant and Equipment and Other Long-Lived Assets

As discussed in Note 2, the Company applied purchase accounting on the acquisition of NTELOS Inc. on May 2, 2005. Accordingly, property, plant and equipment and other long-lived assets were adjusted to fair value on that date and accumulated depreciation and amortization were reset to zero.

Goodwill, franchise rights and radio spectrum licenses are considered indefinite lived intangible assets. Indefinite lived intangible assets are not subject to amortization but are instead tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company assesses the recoverability of indefinite lived assets annually on October 1 and whenever adverse events or changes in circumstances indicate that impairment may have occurred. At September 30, 2005, no impairment indicators existed that would trigger impairment testing prior to the scheduled annual testing date of October 1.

Intangibles with a finite life are classified as other intangibles on the consolidated balance sheets. At September 30, 2005, other intangibles were comprised of the following:

($’s in thousands)	Estimated Life	Fair Value at May 2, 2005	Amortization for the Three Months Ended September 30, 2005	Amortization for the period May 2 through September 30, 2005	Net Book Value at September 30, 2005
Customer relationships	3 to 15 yrs.	$113,400	$3,277	$5,651	$107,749
Trademarks	15 yrs.	$9,650	$161	$268	$9,382

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

The Company accounts for stock-based employee compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and follows the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and the revised disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123.

Had compensation cost been recorded based on the fair value of awards at the grant date, the pro forma impact on the Company’s net loss would have been as follows (dollars in thousands):

	For the Three Months Ended September 30, 2005	January 14, 2005 (inception) through September 30, 2005
Net income, as reported	$4,856	$4,086
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	3	4

Net income, pro forma	$4,853	$4,082

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend rate of 0%; risk-free interest rate of 3.84%; an expected life of 5 years; and, a price volatility factor of 43.0%.

Pension Benefits

For the three months ended September 30, 2005, components of the Company’s net period benefit cost were as follows:

(In thousands)
Service cost	$683
Interest cost	617
Expected return on plan assets	(549)

Net periodic benefit cost	$751

Note 5.    Disclosures About Segments of an Enterprise and Related Information

The Company manages its business segments with separable management focus and infrastructures. The “Other” segment is comprised of the paging operation and the communications services operations. Additionally, certain unallocated corporate related items that, in management’s opinion, do not provide direct benefit to the operating segments, are included in the Other segment. Total unallocated corporate operating expenses were $.7 million and $1.1 million for the three months ended September 30, 2005 and the period from May 2, 2005 through September 30, 2005, respectively. Additionally, the Company recorded $.1 million and $.2 million of capital restructuring charges for the three months ended September 30, 2005 and the period from May 2, 2005 through September 30, 2005, respectively.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following table. These segments are described in more detail in the notes to the audited consolidated financial statements for the period ended June 30, 2005. On the Statement of Operations, the wireless communications revenue caption is exclusively comprised of the wireless PCS segment and the wireline communications revenue captions is comprised of the RLEC and the competitive wireline segments.

(in thousands)	Wireless PCS	RLEC	Competitive Wireline	Other	Total
For the three months ended September 30, 2005
Operating Revenues	$72,086	$13,995	$13,451	$222	$99,754
Operating Income (Loss)	8,084	6,413	2,249	(1,489)	15,257
Depreciation & Amortization	15,431	3,954	2,933	118	22,436
Accretion of Asset Retirement Obligation	192	6	18	2	218
Capital Restructuring Charges				59	59

As of September 30, 2005 and for the period May 2, 2005 through September 30, 2005
Operating Revenues	$117,328	$23,190	$22,090	$346	$162,954
Operating Income (Loss)	12,371	10,808	3,570	(2,516)	24,233
Depreciation & Amortization	25,696	6,503	4,780	170	37,149
Accretion of Asset Retirement Obligation	311	6	18	(19)	316
Capital Restructuring Charges				179	179
Total Segment Assets	510,496	204,098	98,967	1,291	814,852
Corporate Assets					60,655

Total Assets					$875,507

Note:	The table above includes the period May 2, 2005 through September 30, 2005 only as Holding Corp. consolidated NTELOS Inc. beginning May 2, 2005. Prior to this, the only activity on the Holding Corp. statement of operations was the 24.9% equity share of NTELOS Inc.’s results of operations.

Note 6.    Long-Term Debt

As of September 30, 2005, the Company’s outstanding long-term debt consisted of the following:

(In thousands)	September 30, 2005
First Lien Term Loan	$397,000
Second Lien Term Loan	225,000
Capital lease obligations	1,328

623,328
Less current portion	4,157

Long-Term Debt	$619,171

Long-term debt, excluding capital lease obligations

In connection with its acquisition of NTELOS Inc. on May 2, 2005, Holdings Corp. assumed approximately $625.7 million in debt including $624.0 million of Senior Secured Credit Facilities (the “Facilities”) and $1.7 million of capital lease obligations. As of September 30, 2005 the outstanding debt balance consisted of $622.0 million in the Facilities and $1.3 million in capital lease obligations.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

The Facilities include (i) a $400 million, 6.5 year, first-lien term loan facility (the “First Lien Term Loan”), (ii) a $35 million, 5-year, revolving credit facility (the “Revolving Credit Facility”), and (iii) a $225 million, 7 year, second-lien term loan facility (the “Second Lien Term Loan”). NTELOS Inc. entered into the Facilities on February 24, 2005 and borrowed $625 million under the First and Second Term Loans on that date. The proceeds from the borrowing were used to pay off a majority of NTELOS Inc.’s existing debt and the existing interest rate swap agreements for an aggregate disbursement of approximately $183 million.

The First Lien Term Loan matures in 6.5 years, with quarterly repayments of $1 million for the initial 5.5 years, with the remainder due in equal quarterly payments over the year prior to maturity. The Revolving Credit Facility provides for borrowings up to $35 million for five years and is payable in full at maturity. The Second Lien Term Loan matures in 7 years and is payable in full at maturity. The First Lien Term Loan bears interest at rates 2.5% above the Eurodollar rate or 1.5% above the Federal Funds rate, with a 25 basis point reduction in each of these rates when the Company’s leverage ratio is equal to or less than 4.0:1.0, as defined in the agreement. The Second Lien Term Loan bears interest at rates 5.0% above the Eurodollar rate or 4.0% above the Federal Funds rate. Interest on the First and Second Lien Term Loans is due and payable monthly. The First Lien Term Loan and Revolving Credit Facility are secured by a first priority pledge of substantially all property and assets of the Company and all material subsidiaries, as guarantors, excluding the regulated RLEC companies. The Second Lien Term Loan is secured by a second priority interest in all collateral pledged to the First Lien Term Loan and Revolving Credit Facility. The First Lien Term Loan contains various restrictions and conditions including covenants relating to leverage and interest coverage ratio requirements and a limitation on future capital expenditures by NTELOS Inc. and its subsidiaries and dividends by NTELOS Inc. to the Company. The Second Lien Term Loan contains various restrictions and conditions including customary incurrence based covenants. The Second Lien Term Loan contains a 2% prepayment premium prior to its first anniversary date and a 1% prepayment premium prior to its second anniversary date.

In connection with the transactions described above, NTELOS Inc. deferred debt issuance costs of approximately $12.8 million which were being amortized to interest expense over the life of the Facilities. Amortization of these costs for the February 24 through May 1, 2005 (accounted for by the Company under the equity method of accounting) was $.4 million. At May 2, 2005, the Company had a $12.4 million unamortized balance of deferred debt issuance costs related to the First Lien Term Loan and the Second Lien Term Loan. Through purchase accounting, the deferred financing fees were considered in determining the fair value of the debt and thus this balance was eliminated.

Capital lease obligations

In addition to the long-term debt discussed above, the Company also enters into capital leases on vehicles used in its operations with lease terms of 4 to 5 years. At September 30, 2005, the net present value of these future minimum lease payments is $1.3 million.

Note 7.    Convertible Notes Payable to Stockholders

The Company issued 10% convertible notes to certain of its stockholders on May 2, 2005, the proceeds of which were used toward financing the acquisition (Note 2). The notes were issued at face value, accrue interest quarterly at a rate of 10% per annum and are due in five years. Principal or accrued interest shall not be made during the term of the note unless such payment is paid on a pro rata basis to all noteholders. The notes must be prepaid in whole or in part without premium or penalty upon receipt of cash from the $5.6 million income tax receivable or $.2 million of expected proceeds from a pending asset sale (which was received in October 2005). Additionally, other optional prepayments may be made at any time without premium or penalty. This note is convertible to Class L Common Shares at the option of a majority of the noteholders at any time on or after the

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

date of issuance at a conversion price equal to $11.00 per share. The Company has classified the Convertible Notes as current given the anticipated collection within the next twelve months of the income tax receivable of $5.6 million, which is classified as a current asset. Accrued and unpaid interest on the note at September 30, 2005 was $.2 million.

Note 8.    Supplementary Disclosures of Cash Flow Information

The following information is presented as supplementary disclosures for the consolidated statements of cash flows for the periods indicated below.

(In thousands)	May 2, 2005 through September 30, 2005
Cash payments for:
Interest	$19,360
Income taxes, net of refunds received	$532
Pension and other retirement plan contributions and distributions	$1,164

Note that the Company accounted for the operating results of NTELOS Inc. within these financial statements under the equity method of accounting for the period prior to the May 2, 2005 merger closing, afterwhich the Company owned 100% of NTELOS Inc. and consolidated NTELOS Inc. into the Company’s financial statements.

Within the cash payments for interest amounts in the above table, $1.3 million relates to interest paid on the interest rate swap agreements for the period May 2 through September 30, 2005.

Note 9.    Financial Instruments

Interest Rate Swaps

NTELOS Inc. entered into a new interest rate swap agreement with a notional amount of $312.5 million in order to manage its exposure to interest rate movements by effectively converting a portion of its long-term debt from variable to fixed rates. This swap agreement has maturities up to three years and involves the exchange of fixed rate payments for variable rate payments without the effect of leverage and without the exchange of the underlying face amount. Fixed interest rate payments are at a per annum rate of 4.1066%. Variable rate payments are based on three month US dollar LIBOR. The weighted average LIBOR rate applicable to this agreement was 3.21% on the May 2, 2005 merger transaction closing date and 3.8584% on September 30, 2005. The notional amounts do not represent amounts exchanged by the parties, and thus are not a measure of exposure to the Company. The amounts exchanged are based on the notional amounts and other terms of the swaps.

On May 2, 2005, the swap agreement had a fair value of a $.7 million liability and on September 30, 2005, the fair value was a $2.8 million asset. The Company did not designate this swap as a cash flow hedge for accounting purposes and therefore recorded the changes in market value of the swap agreement as gain (loss) on interest rate swap instrument for the applicable periods.

The fair value of the interest rate swap agreement is based on a dealer quote. Neither the Company nor the counterparties, which are prominent banking institutions, are required to collateralize their respective obligations under these swaps. The Company is exposed to loss if the counterparty defaults.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 10.    Stockholders’ Equity

The Company’s authorized capital consists of preferred stock and two classes of common stock – Class L and Class A. As of September 30, 2005, the following preferred and common stock were authorized and outstanding:

(In thousands)	Shares Authorized	Shares Outstanding
Preferred Stock	100	—
Class A Common Stock	1,000	745
Class L Common Stock	14,000	11,364

The shares of Class A common stock were purchased by employees of the Company. Of the total Class A Common stock outstanding, 735,000 shares were purchased at a price of $1 per share and vest one-fourth annually over four years. The Company estimated the fair value of this stock to be $1 per share on that date. During the three months ended September 30, 2005, the Company sold an additional 10,000 shares for $7.65 per share. The fair value of these additional shares was equal to the issue price on the date of issuance. Management used similar valuation techniques to value these additional shares as were used to value the original issuance. Since the issuance price was determined to be equal to the fair market value of the shares for all shares issued, the Company recorded no compensation expense related to this stock in the period May 2, 2005 through September 30, 2005.

Upon termination of an employee, the Company and/or, if approved by the Board of Directors, the holders of Class L shares have the right and option to repurchase within 90 days of the termination date (on a pro-rata basis) the unvested portion of the employees’ Class A shares at adjusted cost price (as defined in the Shareholders Agreement) and the vested portion at fair market value.

Except as described below, all shares of each class of common stock are identical and entitle the holders thereof to the same rights and privileges.

Any distributions, except for the repurchase of any stock held by an employee of the Company, are first made to the holders of Class L shares equal to the aggregate unpaid yield plus the original cost of the shares, less any previous distributions representing a return of capital. The unpaid yield (totaling approximately $5.2 million at September 30, 2005) is at a rate of 10% per annum, calculated quarterly, based upon an adjusted original cost of $11 per share, less any distributions representing a return of capital, plus the accumulated unpaid yield for all prior quarters.

The holders of Class L and Class A common shares have the general right to vote for all purposes as provided by law. Each holder of Class L and Class A common shares is entitled to one vote for each share held.

The original investments made by the Investors on February 24, 2005, totaling $35.9 million, were made to the limited liability corporation “Project Holdings LLC” in the form of membership interests. On April 27, 2005, NTELOS Holdings Corp. was formed with Projects Holdings LLC being converted to Holdings Corp. and the former membership interest being converted to Class L Common Stock of Holdings Corp.

See discussion of dividend to Class L common stock in Note 14.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 11.    Income Taxes

The components of income tax expense are as follows for the period indicated below:

(In thousands)	For the three months ended September 30, 2005	January 14, 2005 (inception) through September 30, 2005
Current tax expense
Federal	$—	$—
State	284	474

	284	474

Deferred tax expense (benefit):
Federal	2,611	3,071
State	490	574

	3,101	3,645

	$3,385	$4,119

Total income tax expense was different than an amount computed by applying the graduated statutory federal income tax rates to income before taxes. The reasons for the differences are as follows:

	For the three months ended September 30, 2005	January 14, 2005 (inception) through September 30, 2005
Computed tax expense at statutory rate of 35%	$2,885	$2,872
Nontaxable equity loss	—	425
Nondeductible charges	25	70
State income taxes, net of federal income tax benefit	503	681
Other	(28)	71

	$3,385	$4,119

The Company has gross deferred tax assets of approximately $100.1 million at September 30, 2005. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2005. Based on this evaluation, the Company has recorded a valuation reserve of $13.0 million resulting in the recognition of a net deferred tax liability of $12.4 million. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

The Company has available net operating losses (“NOL’s”) of approximately $233.6 million, of which approximately $153.2 million (as adjusted for realized built-in losses occurring post-confirmation of NTELOS Inc.) originated from the NTELOS Inc. subsidiary group and existed at emergence from its bankruptcy. These NOL’s, and the adjustments related to realized built-in losses, are subject to an annual utilization limitation of approximately $9.2 million. Subsequent to NTELOS Inc.’s emergence from bankruptcy and through May 2, 2005, the NTELOS Inc. subsidiary group incurred additional NOL’s of approximately $84.9 million. These NOL’s, in addition to amounts which are subject to the first limitation, are subject to an annual limitation of $1.6 million (prior to adjustment for realized built-in gains occurring after the merger). Due to the limited carryforward life of NOL’s and the amount of the annual limitation, it is unlikely that we will be able to realize in excess of $43 million of NOL’s existing prior to our emergence from bankruptcy. However, the NOL’s that accumulated since our emergence are expected to be realized due to the anticipation of recognizing certain built-in gains in future periods.

The NTELOS Inc. subsidiary group filed amended returns during 2004 to carryback other available NOL’s totaling approximately $17.8 million. These amended returns were filed following the conclusion of a federal tax examination. This examination was settled as a no change audit report for the years 1998 and 1999.

SFAS No. 109 establishes guidelines for companies that realize the benefits of an acquired enterprise’s deferred tax assets in future periods. These provisions require that any subsequent reduction in a deferred tax asset valuation allowance, as a result of realizing a benefit of pre-acquisition deferred tax assets, be first credited to goodwill, then credited to other non-current identifiable intangible assets and then, if these assets are reduced to zero, credited directly to expense. For the period May 2, 2005 through September 30, 2005, goodwill of approximately $3.6 million was reduced to reflect the expected benefit to be received from utilizing pre-acquisition NOL’s.

Note 12.    Stock Plans

On May 2, 2005, the Company adopted a stock option plan (“Option Plan”) offered to certain key employees. The maximum number of remaining shares of Class A Common Stock that may be issued either under the Option Plan or as additional Class A Common Stock shares is 145,000. Stock options must be granted under the Option Plan at not less than 100% of fair value on the date of grant and have a maximum life of ten years from the date of grant. Options and other awards under the Plan may be exercised in compliance with such requirements as determined by a committee of the Board of Directors. At September 30, 2005, 135,075 options from the Option Plan were outstanding with 120,075 options issued on May 2, 2005 at an exercise price of $1.00 per share and 15,000 options were issued in September 2005 with an exercise price of $7.65 per share. The options vest one-fourth annually, beginning one year after the grant date. All options outstanding were issued at a strike price equal to or greater than the fair value on the date of grant.

Note 13.    Commitments and Contingencies

The Company is periodically involved in disputes and legal proceedings arising from normal business activities. In 2004, NTELOS Inc. accrued $1.9 million relating to certain operating tax issues. In addition, although NTELOS Inc. completed its Plan of Reorganization and emerged from its Chapter 11 proceedings in 2003, one dispute with respect to the amount of allowed claim owed by NTELOS Inc. to one of its creditors remains outstanding. While the outcome of this and other such matters are currently not determinable, management does not expect that the ultimate costs to resolve such matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows and adequate provision for any probable losses has been made in our consolidated financial statements.

NTELOS Holdings Corp.

Notes to Consolidated Financial Statements—(Continued)

Note 14.    Subsequent Events

Floating Rate Senior Notes

On October 17, 2005, the Company sold in a private offering $135 million of floating rate Senior Notes. These notes were issued at 99.0% of par value, or $133.65 million, and contain a floating coupon rate and mature on October 15, 2013. Interest on the notes is due January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2006. Interest on the notes will be payable on and prior to October 15, 2009 in cash or in the form of additional notes, at the Company’s option, and thereafter in cash. The Company can also, at any time, make an election to permanently pay interest in cash. The interest for the notes for each quarterly period will be reset (i) for the period from October 17, 2005 to October 14, 2006 based on the three-month LIBOR plus 8.75%, which is hereinafter referred to as the base rate; (ii) for the period from October 15, 2006 to October 14, 2007 based on the base rate plus 1.5%; and, (iii) for the period from October 15, 2007 and thereafter based on the base rate plus 2.5%.

No scheduled principal payments are required prior to maturity. These notes are unsecured obligations and rank equally with all of the Company’s existing and future senior unsecured indebtedness and senior to existing and future subordinated indebtedness, but are subordinate to our existing and future secured indebtedness to the extent of the collateral securing such indebtedness, and to all existing and future indebtedness and other liabilities of the Company’s subsidiaries. On or after April 15, 2006, the Company may, at its option, redeem some or all of the notes at any time at a redemption price between 100% and 102% depending on the timing of redemption.

At September 30, 2005, the Company had recognized $1.2 million of transaction related deferred charges pertaining to the issuance of the floating rate senior notes. Additional deferred charges will be recognized in the fourth quarter 2005 in connection with the closing of the offering.

The Company paid a dividend to the holders of the Class L common stock in the amount of $125 million on October 17, 2005 out of the proceeds from these notes. A substantial portion of this will reduce the liquidation value of $130.2 million that existed at September 30, 2005.

Other

In October 2005, the Company closed on the sale of certain inactive PCS licenses in WV for $.5 million which was equal to the assets’ book value.

In October 2005, a bill was passed in congress which will allow for the liquidation of the Company’s investment in class C stock in the Rural Telephone Bank. The stated liquidation value is $4.2 million. The investment has a book value of $2.5 million at September 30, 2005 which is included in securities and investments in the accompanying consolidated balance sheet.

# nTelos™

*We enhance the lives of our customers by delivering communications services with excellence and integrity.*

                     Shares

NTELOS Holdings Corp.

Common Stock

PROSPECTUS

LEHMAN BROTHERS BEAR, STEARNS & CO. INC.

                 , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions):

Securities and Exchange Commission registration fee		$27,072
NASD filing fee		20,500
Nasdaq Stock Market application fees		*
Blue Sky fees and expenses (including attorneys’ fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent’s fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant’s certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant’s directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant’s certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

In addition to these provisions in our certificate of incorporation, we have entered into indemnification agreements with each of our executive officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to this registration statement. The indemnification agreements provide our directors and executive officers with further indemnification to the maximum extent permitted by the DGCL.

In addition, we provide indemnification to certain of our directors who are affiliated with the CVC Entities and the Quadrangle Entities under the advisory agreements. See “Certain Relationships and Related Transactions—Advisory Agreements.”

Item 15. Recent Sales of Unregistered Securities.

The table set forth below lists the securities sold by us since our formation on January 14, 2005.

Individual or Group Name*	Type of Security	Date		Number of Shares	Consideration per Share
Named Executive Officers (including shares held in trust or by immediate family)
David R. Maccarelli	Class A Common Stock	5/02/05		96,806.00	$1.00
Mary McDermott	Class A Common Stock	5/02/05		38,637.00	$1.00
Michael B. Moneymaker	Class A Common Stock	5/02/05		103,888.00	$1.00
James Quarforth	Class A Common Stock	5/02/05		270,423.00	$1.00
Carl A. Rosberg	Class A Common Stock	5/02/05		118,056.00	$1.00
Other management and employees, as a group (including shares held in trust or by immediate family)	Class A Common Stock	5/02/05		117,233.00	$1.00
	Class A Common Stock	9/15/05		10,000.00	$7.65
Named Executive Officers (including shares held in trust or by immediate family)
David R. Maccarelli	Class L Common Stock	5/02/05		22,760.00	$11.00
Mary McDermott	Class L Common Stock	5/02/05		10,124.00	$11.00
Michael B. Moneymaker	Class L Common Stock	5/02/05		24,425.00	$11.00
James Quarforth	Class L Common Stock	5/02/05		63,579.00	$11.00
Carl A. Rosberg	Class L Common Stock	5/02/05		27,756.00	$11.00
Other management and employees, as a group (including shares held in trust or by immediate family)	Class L Common Stock	5/02/05		29,512.00	$11.00
Non-Officer Directors, as a group
Christopher D. Bloise	Class L Common Stock	4/27/05	**	1,295.94	$11.00
Michael A. Delaney	Class L Common Stock	4/27/05	**	10,367.52	$11.00
Andrew S. Gesell	Class L Common Stock	4/27/05	**	1,943.91	$11.00
Non-Officer Directors, as a group
Christopher D. Bloise	Class L Common Stock	5/02/05		3,048.58	$11.00
Michael A. Delaney	Class L Common Stock	5/02/05		24,388.68	$11.00
Andrew S. Gesell	Class L Common Stock	5/02/05		4,572.88	$11.00
CVC and Quadrangle Entities
Citigroup Venture Capital Equity Partners LP	Class L Common Stock	4/27/05	**	1,536,568.52	$11.00
Citigroup Venture Capital Equity Partners LP	Class L Common Stock	5/02/05		3,765,952.67	$11.00
CVC Executive Fund LP	Class L Common Stock	4/27/05	**	14,124.06	$11.00
CVC Executive Fund LP	Class L Common Stock	5/02/05		34,567.77	$11.00
CVC/SSB Employee Fund LP	Class L Common Stock	4/27/05	**	15,851.93	$11.00
CVC/SSB Employee Fund LP	Class L Common Stock	5/02/05		38,796.62	$11.00
Quadrangle Capital Partners-A LP	Class L Common Stock	4/27/05	**	432,194.51	$11.00
Quadrangle Capital Partners-A LP	Class L Common Stock	5/02/05		1,052,954.89	$11.00
Quadrangle Capital Partners LP	Class L Common Stock	4/27/05	**	1,128,145.15	$11.00
Quadrangle Capital Partners LP	Class L Common Stock	5/02/05		2,766,587.41	$11.00
Quadrangle Select Partners LP	Class L Common Stock	4/27/05	**	61,935.32	$11.00
Quadrangle Select Partners LP	Class L Common Stock	5/02/05		150,875.89	$11.00
Non-Director CVC Affiliates, as a group	Class L Common Stock	4/27/05	**	42,078.10	$11.00
Non-Director CVC Affiliates, as a group	Class L Common Stock	5/02/05		99,135.99	$11.00

*	Certain of the individuals referenced below have disclaimed beneficial ownership of certain of these securities.
**	Prior to April 27, 2005, NTELOS Holdings Corp. operated as a Delaware limited liability company. The investor’s original contribution date was February 24, 2005, and subsequently on April 27, 2005, pursuant to a plan of conversion was converted into the number of shares of Class L Common Stock of NTELOS Holdings Corp. set forth above, based on a conversion ratio of the contribution amount divided by $11.00.

The sales of the above securities were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act, Regulation D or Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits.

The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

Schedule II. Valuation and Qualifying Accounts.

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, NTELOS Holdings Corp. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waynesboro, Commonwealth of Virginia, on November 14, 2005.

NTELOS Holdings Corp.

By:	/s/ James S. Quarforth
Name:	James S. Quarforth
Title:	President and Chief Executive Officer

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 have been signed by the following persons in the capacities indicated on November 14, 2005.

Signature	Title

/s/ James S. Quarforth James S. Quarforth	President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ Michael B. Moneymaker Michael B. Moneymaker	Chief Financial Officer (Principal Financial and Accounting Officer)

* Christopher Bloise	Director

* Michael Delaney	Director

* Andrew Gesell	Director

* Michael Huber	Director

* Henry Ormond	Director

* Steven Rattner	Director

*By:	/s/ Michael M. Moneymaker
Michael B. Moneymaker Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

2.1

Transaction Agreement dated as of January 18, 2005 by and among NTELOS Inc., Project Holdings Corp., Project Merger Sub Corp. and certain shareholders of Project Holdings Corp. signatories thereto (as amended by Amendment No. 1 dated as of January 24, 2005).

2.2	Subscription Agreement, dated February 24, 2005, by and among Project Holdings LLC (predecessor of NTELOS Holdings Corp.) and the purchasers listed on the signature pages thereto.

2.3	Plan of Conversion of Project Holdings LLC (predecessor of NTELOS Holdings Corp.) dated April 27, 2005.

2.4	Subscription and Purchase Agreement, dated as of May 2, 2005, by and among NTELOS Holdings Corp. (“Holdings”) and the purchasers listed on the signature pages thereto.

3.1**	Certificate of Incorporation of Holdings.

3.2**	By-laws of Holdings.

4.1*	Form of Certificate of Common Stock of Holdings.

4.2	Shareholders Agreement, dated as of May 2, 2005, by and among Holdings and the shareholders listed on the signature pages thereto.

5.1*	Opinion of Hunton & Williams LLP.

10.1	First Lien Credit Agreement, dated as of February 24, 2005.

10.2	Second Lien Credit Agreement, dated as of February 24, 2005.

10.3*	Employment Agreement, dated as of May 2, 2005, between NTELOS Inc. and James S. Quarforth (as amended).

10.4*	Employment Agreement, dated as of May 2, 2005, between NTELOS Inc. and Michael B. Moneymaker (as amended).

10.5*	Employment Agreement, dated as of May 2, 2005, between NTELOS Inc. and Carl A. Rosberg (as amended).

10.6*	Employment Agreement, dated as of May 2, 2005, between NTELOS Inc. and David R. Maccarelli (as amended).

10.7*	Employment Agreement, dated as of May 2, 2005, between NTELOS Inc. and Mary McDermott (as amended).

10.8*	Holdings Equity Incentive Plan.

10.9*	Holdings Employee Stock Purchase Plan

10.10	Resale Agreement by and among West Virginia PCS Alliance, L.C., Virginia PCS Alliance, L.C., NTELOS Inc. and Sprint Spectrum L. P.

10.11	Advisory Agreement dated February 24, 2005, by and between Project Holdings LLC (predecessor of Holdings), Project Merger Sub Corp. and Quadrangle Advisors LLC.

10.12	Advisory Agreement dated February 24, 2005, by and between Project Holdings LLC (predecessor of Holdings), Project Merger Sub Corp. and CVC Management LLC.

10.13	Form of 10% Promissory Note dated May 2, 2005.

10.14	Purchase Agreement dated October 12, 2005 by and among Holdings and Bear Stearns & Co., Inc., Lehman Brothers Inc. and UBS Securities LLC

10.15	Registration Rights Agreement dated October 17, 2005 by and among Holdings and Bear Stearns & Co. Inc., Lehman Brothers Inc. and UBS Securities LLC

10.16	Indenture dated as of October 17, 2005 between Holdings and Wells Fargo Bank, N.A., as trustee.

21.1	Subsidiaries of Holdings.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of KPMG LLP.

23.3*	Consent of Hunton & Williams LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney (included in Part II of the Registration Statement).

*	To be filed by amendment.
**	Previously filed.